As filed with the Securities and Exchange Commission on June 18, 2012

Registration No. 333-176019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EXA CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	7372	23-3011410
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

55 Network Drive

Burlington, Massachusetts 01803

(781) 564-0200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen A. Remondi

Chief Executive Officer

Exa Corporation

55 Network Drive

Burlington, Massachusetts 01803

Telephone: (781) 564-0200

Telecopy: (781) 564-0299

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert W. Sweet, Jr., Esq. John D. Patterson, Jr., Esq. Foley Hoag LLP Seaport West 155 Seaport Boulevard Boston, Massachusetts 02210 Telephone: (617) 832-1000 Telecopy: (617) 832-7000	Kenneth J. Gordon, Esq. Martin C. Glass, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 Telephone: (617) 570-1000 Telecopy: (617) 523-1231

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Larger accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)(3)
Common Stock, $0.001 par value	$93,437,500	$10,838

(1)	Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes the offering price attributable to shares that the underwriters have the option to purchase from the registrant and the selling stockholders solely to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(3)	Of this amount, $10,014 was previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 18, 2012

6,250,000 Shares

Common Stock

We are offering 4,166,667 shares of our common stock and the selling stockholders are offering 2,083,333 shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We have applied to list our shares of common stock on the NASDAQ Global Market under the symbol “EXA.” We anticipate that the initial public offering price will be between $11.00 and $13.00 per share.

We are an “emerging growth company” within the meaning of the recently enacted Jumpstart Our Business Startups Act, or the JOBS Act, and will be subject to reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Us, Before Expenses	$	$
Proceeds to Selling Stockholders, Before Expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 937,500 shares of common stock to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

The underwriters expect to deliver shares of common stock to purchasers on or about                     , 2012.

Stifel Nicolaus Weisel

Baird	Canaccord Genuity

Needham & Company

The date of this Prospectus is                     , 2012.

PowerFLOW® is our innovative software solution for simulating complex fluid flow problems, including aerodynamics, thermal management and aeroacoustics.

The images above, showing aerodynamic streamlines around a moving passenger vehicle and highway truck, represent output of aerodynamics simulations using PowerFLOW and our PowerVIZ® visualization tools.

You should rely only on information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. The information in this prospectus may only be accurate as of the date on the front of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

In this prospectus, except as otherwise indicated or as the context may otherwise require, all references to “Exa Corporation,” “Exa,” “we,” “us” and “our” refer to Exa Corporation, a Delaware corporation, and its subsidiaries.

PROSPECTUS SUMMARY

This summary highlights information about Exa Corporation and the offering that is contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus before making an investment decision, including the information presented under the heading “Risk Factors” and in the financial statements and notes thereto included elsewhere in this prospectus.

Our fiscal year begins on February 1 and ends on the following January 31. For example, references to fiscal year 2012 mean the fiscal year ended January 31, 2012.

Overview

We develop, sell and support simulation software and services that vehicle manufacturers use to enhance the performance of their products, reduce product development costs and improve the efficiency of their design and engineering processes. Our solutions enable our customers to augment or replace inefficient and expensive methods of evaluating alternative designs, such as wind tunnel testing using physical prototypes, with accurate digital simulations that are more useful and timely. We believe, based on feedback from our customers and data published by them, that use of our software solutions enables significant cost savings and fundamental improvements in their vehicle development process by allowing their engineers and designers to gain crucial insights about design performance early in the design cycle.

Our core product, PowerFLOW®, is an innovative software solution for simulating complex fluid flow problems, including aerodynamics, thermal management, and aeroacoustics, or wind noise. PowerFLOW relies upon our proprietary technology that we refer to as Digital Physics®, which is based on algorithms known as the lattice Boltzmann method (for a description of the lattice Boltzmann method, see Business—Our Technology). Our proprietary technology enables PowerFLOW to predict complex fluid flows with a level of reliability comparable to or better than physical testing, with results that are more accurate and useful than those of alternative computational fluid dynamics, or CFD, methods.

We currently focus primarily on the ground transportation market, including manufacturers in the passenger vehicle, highway truck, off-highway vehicle and train markets, as well as their suppliers. Over 90 manufacturers currently utilize our products and services, including 13 of the global top 15 passenger vehicle manufacturers, based on motor vehicle production volume for 2010, as reported by the Organisation Internationale des Constructeurs d’Automobiles, or the International Organization of Vehicle Manufacturers. Global vehicle manufacturers face increasing pressure, from government mandates as well as from consumers, to improve the efficiency of their products. This requires different powertrain choices, changes in the shape of the vehicle, and reductions in vehicle weight, all of which we believe favor the adoption of simulation-driven design.

We are also beginning to explore other markets in which we believe the capabilities of PowerFLOW have broad application, such as the aerospace, oil and gas production, chemical processing, architecture engineering and construction, power generation, biomedical and electronics industries. We offer our solutions through annual capacity-based licenses, either as software-only, to be run on the customer’s own computer hardware, or in the form of software-as-a-service, via our hosted PowerFLOW OnDemand offering.

We sell our products and services primarily through our direct sales force, including sales executives and applications engineering teams deployed near our customers in the United States, Europe, Japan, Korea and China, through a distributor in India and through a sales agent in Brazil.

We have a predictable business model based on recurring revenue from a growing customer base. For fiscal year 2012, we recorded total revenues, net income and Adjusted EBITDA of $45.9 million, $14.5 million and $7.1 million. Since generating our first commercial revenue in 1994, our annual revenue has increased for 18 consecutive years. We were profitable in fiscal years 2011 and 2012, after recording net losses in the three preceding fiscal years. Our total revenues and Adjusted EBITDA in fiscal year 2012 increased 21% and 51%, respectively, compared with fiscal year 2011.

Our net income in fiscal year 2012 was favorably affected by a benefit from income taxes of $11.0 million, primarily due to the release, as of January 31, 2012, of the valuation allowance recorded against our deferred tax assets in the United States. Our income before income taxes in fiscal year 2012 was $3.4 million. For a fuller discussion of our accounting for income taxes and the release of our valuation allowance, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Income Taxes” and Note 12 to our consolidated financial statements appearing elsewhere in this prospectus.

For the first three months of fiscal year 2013, our total revenues, net income and Adjusted EBITDA were $11.3 million, $11 thousand and $974 thousand, respectively.

Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA, an explanation of our management’s use of this measure and a reconciliation of our Adjusted EBITDA to our net income, see note 2 to “Summary Consolidated Financial Information—Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key financial terms and metrics—Key metrics that we use to evaluate our performance.”

Our Industry

In a wide range of industries, such as ground transportation, aerospace, power generation, chemical and industrial processing, architecture, electronics and biomedicine, companies face increasing and often conflicting demands to provide innovative product designs and improved safety, quality and efficiency as well as to reduce product development costs and accelerate time-to-market. All these activities are significantly influenced by government regulatory activity, as well.

In the ground transportation industry, experimentation using physical systems such as prototypes and wind tunnels has been the primary predictive method used to aid in the design and development process and as the method of verification enabling designers and engineers to achieve sign off at the completion of each step in the design process. We estimate that our customers spend as much as 10% to 15% of their research and development budgets, or approximately $6 billion per year, on physical prototypes, test facilities and related travel and staff costs.

In recent years, computer-aided technology has played an increasingly important role in the product development process. Digital modeling and simulation, in particular, have emerged as enabling technologies to aid in the design, analysis, and manufacture of products. The emergence of simulation-driven design has been facilitated by increasing adoption of computer-aided design, or CAD, and product lifecycle management, or PLM, software by manufacturers and their suppliers, by the continually decreasing cost of computing power and by increasingly powerful tools for visualization and computer generated imaging. According to a May 2012 estimate by CIMdata, an independent global consulting firm, the global comprehensive PLM market was $29.9 billion in 2011, and is expected to grow to $49.6 billion by 2016, representing a compound annual growth rate of 10.7%. The simulation segment of the PLM market, in which we participate, was $2.9 billion in 2011, and is expected to grow to $5.7 billion by 2016, at a compound annual growth rate of 14.0%.

Our Solution

We provide a powerful, innovative simulation software solution that has catalyzed a disruptive change in how our customers design, engineer and optimize their products. Customers use our PowerFLOW simulation solutions to enhance the performance of their products, reduce product development costs and improve the efficiency of their product development processes. Simulation-driven design enabled by PowerFLOW makes predictive information available earlier in the design process, with iterative simulations providing insight into how new concepts can improve the design. Our proprietary Digital Physics approach enables complex fluid dynamics modeling to be performed within dramatically shorter time frames, at a level of accuracy comparable to or better than that available through physical experimentation, and typically at much lower cost.

We leverage the key attributes of our proprietary technology and 20 years of industry experience to provide answers that previously have been practically unattainable through traditional physical testing or existing CFD methods. Our integrated suite of aerodynamic, thermal management and aeroacoustics simulation capabilities provides a single solution for critical fluid dynamics problems, and our interactive visualization capabilities enable real time iteration of design modifications and simulation of results. By adding functionalities that address phenomena such as thermal radiation or acoustic transmission, we provided our customers with broader solutions that extend beyond our initial fluid dynamics focus. As we continue to add new applications solutions to broaden the range of simulation problems that PowerFLOW can address, adoption of our technology has spread from the automotive market that was our initial focus to other segments of the ground transportation industry.

As our customers have recognized the predictive accuracy of our simulation solutions, they have begun to adopt verification of design behavior by means of PowerFLOW simulation as an alternative to physical experimentation as a basis for critical design signoffs. Similar approaches are now being considered by regulatory agencies. For example, new greenhouse gas regulations proposed by the United States Environmental Protection Agency for medium and heavy-duty vehicles will permit aerodynamic drag (a key value used to determine compliance with CO2 emission standards) to be certified by means of fluid dynamics simulation.

We believe that our proprietary solution has the potential to transform the product development process not only in our current target market but in other markets that face similar problems, including the aerospace, oil and gas production, chemical processing, architecture, engineering and construction, power generation, biomedical and electronics industries.

Our Business Strengths

We believe that, in addition to our differentiated customer solution, the following key business strengths will assist us in taking advantage of the opportunities we are pursuing:

•

Customer engagement model. Our dedicated field and applications management teams interact continuously with our customers to foster long-term relationships and identify problems we can help them solve.

•

Solutions focus and deep domain expertise. Our customers value our core intellectual property and technology but they equally value our focus on surrounding that technology with know-how and best practices that enable them to solve their most challenging engineering and design problems.

•

Expertise in our targeted vertical market. Concentrating initially on the large and underpenetrated ground transportation market has enabled us to deliver solutions that are based on a deep understanding of our customers’ most difficult fluid flow problems and provide highly differentiated solutions that are difficult or impossible for our competitors to replicate.

•	Predictable business model. The recurring nature of our revenues, as customers annually renew or increase their simulation capacity, provides high visibility into future performance.
•

Proprietary and protected intellectual property. Our senior scientific and engineering leadership, some of whom have been with Exa since its founding, pioneered the use of the lattice Boltzmann method for fluid dynamics simulation and have developed extensive know-how relating both to the fundamental underlying physics as well as its application to the specific problems our customers face.

Our Growth Strategy

Our goal is to become the global leader in digital simulation solutions in the target markets we serve. Our strategies to achieve this objective include:

•	deepening deployment in our existing customer base;
•	adding new customers in the ground transportation market;
•	enabling additional applications and solutions;
•	penetrating new geographies;
•	exploring new vertical markets; and
•	selectively pursuing strategic acquisitions.

Risks Associated with Our Business and Ownership of Our Stock

Our business is subject to numerous risks which may prevent us from successfully implementing our business strategy. These risks, as well as other risks relating to ownership of our stock, are more fully described under “Risk Factors” beginning on page 10 and include, but are not limited to, the following:

•	we depend on our PowerFLOW suite of simulation solutions for substantially all of our revenue, and our business will suffer if demand for, or usage of, PowerFLOW declines;
•	we are dependent on a small number of significant customers for a substantial portion of our revenues;
•

our success depends on continued adoption of digital simulation in our target markets, and, if potential customers are unwilling to adopt our digital simulation technologies to augment or replace their traditional physical methods of design validation and testing, our opportunities for future revenue growth may be limited;

•	economic downturns that affect the ground transportation industry may adversely affect our revenues and operating results;
•	our sales cycle is lengthy and complicated;
•

competition from software offered by current competitors and new market entrants, as well from internally developed solutions by our customers, could adversely affect our ability to sell our software products and related services and could result in pressure to price our products in a manner that reduces our profitability;

•	the significant cost of deep deployment of our solutions could deter their wider adoption;
•

following the completion of this offering, assuming no exercise of the underwriters’ over-allotment option, our officers, directors, current 5% or greater stockholders and their respective affiliates will together beneficially own or control, in the aggregate, approximately 54.1% of the outstanding shares of our common stock, and as a result, if they act together, they will be able to determine substantially all matters requiring stockholder approval; and

•	our success depends in part on our ability to develop and introduce new and enhanced products and we may not be able to timely develop new and enhanced products to satisfy changes in demand.

Our Corporate Information

Exa Corporation, a Delaware corporation, was originally incorporated in Massachusetts on November 21, 1991 and reincorporated in Delaware on March 18, 1998. Our corporate headquarters are located at 55 Network Drive, Burlington, MA 01803 and our telephone number is (781) 564-0200. We maintain a website at www.exa.com. Information contained on or linked to our website is not a part of this prospectus.

The following is a list of our United States registered trademarks and applications for trademark registrations: Digital Physics, Exa, PowerACOUSTICS, PowerCLAY, PowerCOOL, PowerDELTA, PowerFLOW, PowerINSIGHT, PowerSPECTRUM, PowerTHERM, PowerVIZ and PowerWRAP. We also own the following unregistered trademarks: DWT, Digital Wind Tunnel, PowerCASE, PowerPREP and PowerEXPORT. We have also registered, and applied for registrations for, various of our marks in various foreign countries. This prospectus also refers to the products or services of other companies by the trademarks and trade names used and owned by those companies.

THE OFFERING

Common stock offered by us	4,166,667 Shares

Common stock offered by selling stockholders	2,083,333 Shares

Common stock to be outstanding after this offering	13,193,161 Shares

Over-allotment option	937,500 Shares

Use of proceeds	General corporate purposes, including working capital, potential repayment of debt and potential acquisitions.

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) the net proceeds to us from this offering by $3.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Proposed NASDAQ Global Market symbol	EXA

The number of shares of common stock to be outstanding after the offering is based on 9,026,494 shares outstanding as of April 30, 2012 and includes 8,529,366 shares that we will issue upon conversion to common stock of our outstanding preferred stock effective immediately prior to completion of the offering. The number of shares of common stock to be outstanding after the offering excludes, as of April 30, 2012:

•

2,249,078 shares issuable upon exercise of stock options, which have a weighted average exercise price of $4.29 per share and 592,375 additional shares reserved for future issuance under our stock-based compensation plans;

•	183,076 shares issuable upon exercise of warrants, which have a weighted average exercise price of $6.11 per share; and

•	assumes no exercise of the underwriters’ option to purchase 937,500 additional shares of common stock.

Unless otherwise stated, all information contained in this prospectus assumes the conversion to common stock of all our outstanding redeemable convertible preferred stock; gives effect to the 1-for-6.5 reverse stock split effected with respect to our common stock on June 8, 2012; assumes no exercise of our outstanding stock options and warrants to purchase an aggregate of 2,432,154 shares of our common stock and no exercise of the underwriters’ over-allotment option; gives effect to amendments to our certificate of incorporation and by-laws that will become effective upon completion of this offering; and assumes an initial public offering price of $12.00 per share, the midpoint of the offering range set forth on the cover of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize the financial data of our business. You should read this summary information along with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes that are included elsewhere in this prospectus.

Our summary consolidated statement of operations data for the fiscal years ended January 31, 2010, 2011 and 2012 and our summary consolidated balance sheet data as of January 31, 2011 and 2012 are derived from our consolidated financial statements included elsewhere in this prospectus. Our summary consolidated financial data as of April 30, 2012 and for the three months ended April 30, 2011 and 2012 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. In the opinion of management, our unaudited consolidated financial statements included in this prospectus include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation thereof. Our historical results are not necessarily indicative of results to be expected for any future period, and our interim results are not necessarily indicative of our results for the entire year or any future period.

The pro forma balance sheet data as of April 30, 2012 gives effect to the conversion of all of our preferred stock into our common stock immediately prior to the consummation of this offering. The pro forma as adjusted balance sheet data as of April 30, 2012 gives effect to (1) the pro forma adjustment above and (2) our receipt of estimated net proceeds of $43.0 million from this offering, based on an assumed initial public offering price of $12.00 per share, which is the mid-point of our filing range, after deducting estimated underwriting discounts and estimated offering expenses payable by us, as if each had occurred as of April 30, 2012. The pro forma as adjusted summary financial data are not necessarily indicative of what our financial position would have been if this offering had been completed as of the date indicated, nor are these data necessarily indicative of our financial position for any future date or period.

	Year Ended January 31,			Three Months Ended April 30,
	2010 Restated (1)	2011 Restated (1)	2012	2011 Restated (1)	2012
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
License revenue	$26,837	$30,584	$38,724	$9,176	$9,985
Project revenue	8,781	7,323	7,176	1,044	1,281

Total revenues	35,618	37,907	45,900	10,220	11,266
Operating expenses: (2)
Cost of revenues	9,956	9,896	12,075	2,810	3,223
Sales and marketing	5,304	6,110	6,233	1,274	1,600
Research and development	12,595	12,777	14,449	3,202	4,140
General and administrative	6,829	6,291	8,124	1,638	2,030

Total operating expenses	34,684	35,074	40,881	8,924	10,993

Income from operations	934	2,833	5,019	1,296	273
Other expense, net:
Foreign exchange gain (loss)	(766)	(198)	(106)	(464)	(0)
Interest expense, net	(672)	(1,411)	(1,284)	(270)	(412)
Other income (expense), net	12	10	(213)	66	66

Total other expense, net	(1,426)	(1,599)	(1,603)	(668)	(346)

(Loss) income before income taxes	(492)	1,234	3,416	628	(73)
Provision (benefit) for income taxes	521	839	(11,040)	390	(84)

Net (loss) income	$(1,013)	$395	$14,456	$238	$11

Net (loss) income per common share:
Basic	$(2.06)	$0.80	$29.28	$0.48	$0.02
Diluted	$(2.06)	$0.04	$1.40	$0.02	$0.00

Weighted average number of common shares outstanding:
Basic	490,999	491,623	493,763	492,301	497,124
Diluted	490,999	10,154,136	10,324,811	10,188,417	10,455,405

Pro forma net income per share (unaudited):
Basic			$1.61		$0.00
Diluted			$1.40		$0.00

Pro forma weighted-average number of common shares used in computing net income per common share (unaudited):
Basic			8,996,836		9,019,041
Diluted			10,324,811		10,455,405

(1)	Our consolidated financial statements for fiscal years 2010 and 2011 and for the first three months of fiscal year 2012 have been restated. See Note 2 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Includes non-cash, share-based compensation expense as follows:

	Year Ended January 31,			Three Months Ended April 30,
	2010 Restated	2011 Restated	2012	2011 Restated	2012
	(in thousands)
Cost of revenues	$39	$45	$79	$9	$27
Sales and marketing	61	63	119	2	46
Research and development	105	133	227	13	81
General and administrative	1,200	40	211	9	87

	Year Ended January 31,			Three Months Ended April 30,
	2010	2011	2012	2011	2012
	(in thousands, except percentage data)
Non-GAAP Operating Data:
Adjusted EBITDA (1)	$5,042	$4,676	$7,060	$1,652	$974
License Revenue Renewal Rate (2)	80%	91%	97%	—	—
License Revenue Renewal Rate with Capacity Expansion (3)	95%	113%	123%	—	—

(1)	Adjusted EBITDA. To supplement our consolidated financial statements, which are presented in accordance with accounting principles generally accepted in the United States, or GAAP, we disclose Adjusted EBITDA, a non-GAAP measure that excludes certain amounts. This non-GAAP measure is not in accordance with, or an alternative for, other measures that are in accordance with GAAP. The GAAP measure most comparable to Adjusted EBITDA is GAAP net income (loss). A reconciliation of this non-GAAP financial measure to the corresponding GAAP measure is included below.

We define EBITDA as net income (loss), excluding depreciation and amortization, interest expense, other income (expense), foreign exchange gain (loss) and provision for income taxes. We define Adjusted EBITDA as EBITDA, excluding non-cash share-based compensation expense. Our management uses this non-GAAP measure when evaluating our operating performance and for internal planning and forecasting purposes. We believe that this measure helps indicate underlying trends in our business, is important in comparing current results with prior period results, and is useful to investors and financial analysts in assessing our operating performance. For example, management considers Adjusted EBITDA to be an important indicator of our operational strength and the performance of our business and a good measure of our historical operating trends. However, Adjusted EBITDA may have limitations as an analytical tool.

The non-GAAP financial information presented here should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with GAAP and should not be considered a measure of our liquidity. There are significant limitations associated with the use of non-GAAP financial measures. Further, these measures may differ from the non-GAAP information, even where similarly titled, used by other companies and therefore should not be used to compare our performance to that of other companies.

In considering our Adjusted EBITDA, investors should take into account the following reconciliation of this non-GAAP financial measure to the comparable GAAP financial measure of net income (loss) that is presented in this “Summary Consolidated Financial Information.”

	Year Ended January 31			Three Months Ended April 30,
	2010 Restated	2011 Restated	2012	2011 Restated	2012
	(in thousands)
Net (loss) income	$(1,013)	$395	$14,456	$238	$11
Depreciation and amortization	2,702	1,562	1,405	323	460
Interest expense, net	672	1,411	1,284	270	412
Other (expense) income, net	(12)	(10)	213	(66)	(66)
Foreign exchange loss	766	198	106	464	(0)
Provision (benefit) for income taxes	521	839	(11,040)	390	(84)

EBITDA	3,636	4,395	6,424	1,619	733
Non-cash, share-based compensation expense	1,406	281	636	33	241

Adjusted EBITDA	$5,042	$4,676	$7,060	$1,652	$974

(2)

License Revenue Renewal Rate. License revenue renewal rate is an annual operational metric that we use to measure continuity in the usage of simulation capacity by our existing customer base. This measure of customer retention is important because our business model is based on recurring revenue. We compute our license revenue renewal rate for any fiscal year by identifying the customers from whom we derived license revenue in the prior fiscal year and dividing the dollar amount of license revenue that we receive in the current fiscal year from those customers by the dollar amount of license revenue we received from them in the prior fiscal year. We treat as a single customer entities that are under common ownership, and include as customers in both periods being compared any entities that purchased simulation licenses in both years but that appear as distinct customers in our records because they have undergone an ownership change, name change or change in their form of organization. In computing our license revenue renewal rate, we exclude current year license revenue attributable to new customers or to upgrades or expansions of capacity purchased by prior year customers in the current year. For a fuller explanation of our management’s use and computation of our license revenue renewal rate, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key financial terms and metrics—Key metrics that we use to evaluate our performance.”

(3)	License Revenue Renewal Rate with Capacity Expansion. License revenue renewal rate with capacity expansion is an annual operational metric that measures growth in the usage of simulation capacity by our existing license customer base. We calculate this metric in the same manner that we calculate our license revenue renewal rate, except that we include in the current year license revenue included in the calculation revenue attributable to upgrades or expansions of capacity purchased by prior year customers. See Note 2 above and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key financial terms and metrics—Key metrics that we use to evaluate our performance.”

	As of April 30, 2012
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$15,955	$15,955	$58,995
Total current assets	21,823	21,823	64,823
Total assets	44,444	44,444	87,444
Long-term debt and long-term capital leases, net of current portion	7,540	7,540	7,540
Convertible preferred stock	32,685	—	—
Stockholders’ (deficit) equity	(35,154)	(2,469)	40,531

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the risks described below, as well as all of the other information contained in this prospectus, before making any investment decision with respect to our common stock. Please note that it is not possible to predict or identify all factors that could cause our actual results to differ. Consequently, you should not consider any list of factors to be a complete set of all potential risks or uncertainties. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

We depend on our PowerFLOW suite of simulation solutions for substantially all of our revenue, and our business will suffer if demand for, or usage of, PowerFLOW declines.

We derive substantially all of our revenue from subscription licenses to use our PowerFLOW software suite and related services. We expect revenue from PowerFLOW to continue to account for substantially all of our revenue for the foreseeable future. If demand for, or usage of, PowerFLOW declines for any reason, our revenue would decline and our operating results would suffer.

We are dependent on a small number of significant customers for a substantial portion of our revenues.

A significant portion of our revenues is derived from renewals by our existing customers of annual licenses to use PowerFLOW, and in any fiscal period, a large portion of our revenue is typically attributable to a small number of significant customers. In fiscal years 2010, 2011 and 2012 and in the three months ended April 30, 2012, approximately 13%, 13%, 13%, and 15% of our revenue, respectively, was attributable to Renault and approximately 10%, 11%, 9% and 9% of our revenue, respectively, was attributable to Toyota. Our relationship with each of these customers is an arm’s length commercial relationship. Our contract with Renault expires in December 2013. We do not have a long-term contract with Toyota. In each of those years and in the three months ended April 30, 2012, approximately 61%, 69%, 64% and 69% of our revenue, respectively, was attributable to our ten largest customers in the aggregate, including Renault and Toyota. Due to the concentration of revenue in a small number of customers, a significant reduction in usage of PowerFLOW by any of these customers, or the non-renewal of their annual licenses, due to the cancellation or postponement of vehicle development programs or for any other reason, could have a materially adverse affect on our results of operations.

Our success depends on continued adoption of digital simulation in our target markets, and if potential customers are unwilling to adopt our digital simulation technologies to augment or replace their traditional physical methods of design validation and testing, our opportunities for future revenue growth may be limited.

Most of our customers and potential customers have historically tested their product designs using experimental methods such as wind tunnels and road tests. Manufacturers often have made substantial investments in physical test facilities and associated staff and infrastructure and have accumulated many years of experience in using these methods. For organizational, cultural, financial or other reasons, potential customers may be reluctant to reduce their reliance on physical experimental methods as the primary means to validate and test their designs. If we are not successful in overcoming these obstacles by demonstrating to potential customers that the results of digital simulation using PowerFLOW can be delivered in a timely and cost effective manner and are sufficiently reliable to be used as the basis of design decisions, they may not adopt, or may delay broader adoption of, our digital simulation technology, which could limit our opportunities for revenue growth and adversely affect our business.

Economic downturns that affect the ground transportation industry may adversely affect our revenues and operating results.

We derive a substantial majority of our total revenue from companies in the ground transportation industry. Accordingly, our future success depends upon the continued demand for digital simulation software and services by companies in this industry. The ground transportation industry and the other manufacturing industries that we serve, or may expand into, periodically experience economic downturns that can adversely affect our business. For example, our license revenue declined in fiscal year 2010, due to the suspension or postponement of vehicle development programs by our customers in response to the 2008 financial crisis and resulting recession, which significantly affected the automotive industry. Furthermore, terrorist attacks, other increased global hostilities and natural disasters have, at times, contributed to widespread uncertainty and speculation in the world financial markets. The impact of events of this kind may be exacerbated by other economic factors, such as increased operating and manufacturing costs due to rising global energy prices or the tightening of the financial and credit markets, and by changes in commercial and consumer preferences and spending habits. In the future, such cyclical trends and economic factors may adversely affect our business by reducing customer capital expenditures, extending design cycles and reducing our revenue and, ultimately, our results of operations. In addition, manufacturers in the ground transportation market tend to adhere to a technology choice for long periods, possibly an entire product development cycle. As a result, a lost opportunity with a given customer may not again become a new opportunity for several years or projects may be delayed if development of a new product is put on hold or terminated.

Adverse changes in the economy and global economic and political uncertainty may also cause delays and reductions in information technology spending by our customers and a deterioration of the markets for our products and services. If adverse economic conditions occur, we would likely experience reductions, delays and postponements of customer purchases that will negatively impact our revenue and operating results.

In the past, worldwide economic downturns and pricing pressures have led to reorganizations of companies in the automotive industry. Such reorganizations have in the past caused delays and reductions in capital and operating expenditures including for products and services like ours. In addition, a consolidation or reorganization affecting a significant customer could result in discontinuation of use by the acquired company of our simulation solutions, if the acquiring company has not adopted our technology or prefers other methods of design verification. Domestic and foreign economic conditions or any other factors that result in reduced spending on new product development by companies in the automotive industry could harm our operating results in the future.

Our lengthy and complicated sales cycle makes it difficult for us to predict the timing of our entry into new license agreements.

The development of our business relationship with a potential customer can be a lengthy process, typically spanning three to six months or longer. Our strategy is to engage initially with new customers, or with new engineering groups within existing customers, by performing fixed-price projects. Once new customers are familiar with the capabilities of our products, they generally, but not always, transition to a license-based model for access to PowerFLOW. Because the license fees for our products can be substantial and the internal process changes necessary for a customer to implement our solution can be significant, the software license sales cycle may involve multiple divisions within a potential customer’s organization and multiple layers of management. Due to the length and complicated nature of our sales cycle, predicting the fiscal period in which a new license agreement will be entered into, if at all, is difficult. Delay in booking a new license agreement could cause our quarterly revenues to fall substantially below our expectations and those of public market analysts and investors. Delays in sales could cause significant shortfalls in our revenue and operating results for any particular period.

Competition from software offered by current competitors and new market entrants, as well from internally developed solutions by our customers, could adversely affect our ability to sell our software products and related services and could result in pressure to price our products in a manner that reduces our profitability.

The market for digital simulation software is characterized by vigorous competition. We consider the primary competition to adoption of our solutions to be our customers’ continued use of physical prototypes and test facilities. We also encounter competition from companies that provide multi-function digital simulation software that is used for various purposes in the ground transportation industry and elsewhere, primarily CD-adapco, with its products STAR-CD and STAR-CCM+, and ANSYS, with its products Fluent and CFX. CD-adapco has a strong presence in the automotive market, and offers capabilities in certain areas where we do not currently focus, such as combustion. ANSYS offers a suite of digital simulation software that includes many applications that we do not address, such as structural mechanics and electromagnetism, which it markets to a broad spectrum of industries. We also compete against open source software such as OpenFOAM that includes computational fluid dynamics capabilities.

In most of our existing and potential new accounts, products such as these are already in use for a variety of purposes, and likely will remain so. Our ability to further penetrate the ground transportation market will therefore depend on our ability to demonstrate that our solutions deliver economic value in the form of significant process and cost improvements that competing products are unable to provide. As we expand our offerings into other markets, we may face competition from the same competitors as well as from companies that we have not typically competed against in the past. Many of our current and potential competitors have greater financial, technical, marketing, service and other resources than we have and may expand into our markets by acquiring other companies or otherwise. As a result, these companies may be able to offer lower prices, additional products or services, or other incentives that we cannot match or offer. Existing and potential customers may perceive the cost of our solution as being higher than that of our competitors’ products. This perception could become an obstacle to wider adoption of our simulation solutions, or result in pressure to reduce our prices or change our capacity-based pricing model. We may not be able to compete successfully against current or future competitors and competitive pressures may materially adversely affect our business, financial condition and operating results.

The significant cost of deep deployment of our solutions could deter their wider adoption.

Under our capacity-based license model, license fees are based on simulation capacity, purchased on an annual basis. Increased utilization, or continued usage after the expiration of the license term, requires the purchase of additional simulation capacity. As customers increase their reliance on our digital simulation solutions and deploy them more widely within their organizations, their consumption of our simulation capacity increases. For example, one customer has expanded the annual simulation capacity it purchases from us by a factor of over 50 times over a period of six years. At some point, the significant cost of implementing our solutions pervasively throughout their organizations under a capacity-based licensing model may deter our customers from more widely adopting our solutions, which could limit our prospects for growth.

Our success depends in part on our ability to develop and introduce new and enhanced products and we may not be able to timely develop new and enhanced products to satisfy changes in demand.

Our success depends in part on our ability to develop and market new and enhanced solutions on a timely basis. Successful product development and marketing depends on numerous factors, including our ability to anticipate customer requirements, changes in technology, our ability to differentiate our products and solutions from those of our competitors, and market acceptance. Enterprises are requiring their application software vendors to provide greater levels of functionality and broader product offerings. Moreover, our industry is characterized by rapidly changing technologies and evolving industry standards and operating platforms. We may not be able to develop and market new or enhanced solutions in a timely or cost-effective manner or to develop and introduce products that satisfy customer requirements. Our products also may not achieve market acceptance or correctly anticipate technological changes. In particular, a critical component of our growth strategy is to increase the penetration and expansion of PowerFLOW and our related products with our existing customers in the ground transportation market. We may not be successful in developing and marketing, on a timely basis, new products or product enhancements, or adequately addressing the changing needs of our customers and potential customers or successfully increasing the penetration of PowerFLOW and our related products in our existing, or any other, markets.

Our success in penetrating new vertical markets will depend, in part, on our ability to develop a deep understanding of the challenges facing potential customers in those markets.

We have historically concentrated our development efforts primarily on the ground transportation market. While we anticipate that the substantial majority of our revenues will continue to be derived from the ground transportation market for the foreseeable future, in order to achieve our long-term growth goals, we will need to penetrate additional vertical markets, such as the aerospace, oil and gas production, chemical processing, architecture and construction, power generation, biomedical and electronics industries. Our success in the ground transportation market depends on our deep understanding of the design processes utilized by our customers in that market. In order to penetrate new vertical markets, we will need to develop a similar understanding of the design processes, and associated technical difficulties, utilized by participants in those markets. Developing this level of understanding will be a time consuming and potentially expensive process, and we may not be successful. We will also need to demonstrate to potential customers that PowerFLOW and our other products and services can provide digital simulation solutions that compare favorably to physical testing methods as well as the offerings by our competitors with respect to cost, accuracy, set-up time and ease of use. If we fail to penetrate these new vertical markets, our revenue may grow at a slower rate than we anticipate and our financial condition could suffer.

We may not be able to obtain or maintain necessary licenses of third-party technology on commercially reasonable terms, or at all, which could delay product sales and development and adversely impact product quality.

We have incorporated third-party licensed technology into certain of our products. We anticipate that we are also likely to need to license additional technology from third parties in connection with the development of new products or product enhancements in the future. Third-party licenses may not be available to us on commercially reasonable terms, or at all. The inability to retain any third-party licenses required in our current products or to obtain any new third-party licenses to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these products or enhancements, any of which could seriously harm the competitive position of our products.

Defects or errors in our products could harm our reputation, impair our ability to sell our products and result in significant costs to us.

PowerFLOW and the other products that we offer are complex and, despite extensive testing and quality control, may contain undetected errors or failures when first introduced or as new versions are released. We have not suffered significant harm from any defects or errors to date, but we have from time to time found defects in our products and we may discover additional defects in the future. We may not find errors in new or enhanced products before the products are released and such errors may not be discovered by us or our customers until after the products have been implemented. We have in the past issued and may in the future need to issue corrective releases of our products to remedy defects and errors. Any of these problems may result in the loss of or delay in customer acceptance and sales of our products, which could have a material, adverse effect on our business, financial position, results of operations and cash flows.

We could be subject to significant expenses and damages because of liability claims related to our products and services.

Our customers’ reliance on our digital simulation solutions or project-based services in their vehicle design processes may entail the risk of product liability claims and associated damages, and our software products and services could give rise to warranty and other claims. As we expand into new market segments outside the ground transportation industry, the risk of product liability exposure may increase. Any errors, defects, performance problems or other failure of our software could result in significant liability to us for damages or for violations of environmental, safety and other laws and regulations. Our agreements with our customers generally contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions in our agreements may not be effective as a result of federal, foreign, state or local laws or ordinances or unfavorable judicial decisions. A substantial product liability judgment against us could materially and adversely harm our operating results and financial condition. Even if our software is not at fault, a product liability claim brought against us could be time consuming, costly to defend and harmful to our operations. In addition, although we carry general liability insurance, our current insurance coverage may be insufficient to protect us from all liability that may be imposed under these types of claims.

If there are interruptions or delays in our PowerFLOW OnDemand services due to third-party error, our own error or the occurrence of unforeseeable events, delivery of our solutions and the use of our service could become impaired, which could harm our relationships with customers and subject us to liability.

We provide PowerFLOW OnDemand services primarily through a data center operated by IBM in Piscataway, New Jersey under an agreement with IBM. IBM provides the system infrastructure and owns or leases the computer hardware used for the PowerFLOW OnDemand services that it hosts. Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures could cause our systems, or those in the IBM data center, to fail, resulting in interruptions in our service. Interruptions or delays in our PowerFLOW OnDemand service could result from the termination of our arrangement with IBM, third-party error, our own error, natural disasters or security breaches. Such interruptions or delays, whether accidental or willful, could harm our relationships with customers, damage our brand and reputation, divert our employees’ attention, reduce our revenue, subject us to liability, cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could adversely affect our business, financial condition and results of operations.

If our security measures, or those of third-party providers for our PowerFLOW OnDemand service, are breached and unauthorized access is obtained to client data, clients may curtail or stop their use of our solutions, which could harm our business, financial condition and results of operations.

Our PowerFLOW OnDemand service involves the storage and transmission of confidential information of customers, including their design data. We may also in the course of our service engagements have access to such confidential customer information. If our, or our third-party service providers’, security measures were ever breached as a result of employee error, malfeasance or otherwise, and, as a result, an unauthorized party obtained access to this confidential data, our reputation could be damaged, our business could suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not discovered until launched against a target. As a result, we and our third-party providers may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our or our third-party suppliers’ security occurs, the market perception of our OnDemand services could be harmed and we could lose sales and clients.

Seasonal variations in the purchasing patterns of our customers may lead to fluctuations in the timing of our cash flows.

We have experienced and expect to continue to experience seasonal variations in the timing of customers’ purchases of our software products. Many customers make purchase decisions based on their fiscal year budgets, which often coincide with the calendar year, except for our customers in Japan. These seasonal trends materially affect the timing of our cash flows, as license fees become due at the time the license term commences. As a result, new and renewal licenses have been concentrated in the fourth quarter of our fiscal year, and our cash flows from operations have been highest in the first quarter of the succeeding fiscal year.

Declines in new software license sales or in the rate of renewal of our software may not be fully reflected in our current period operating results and could lead to future revenue shortfalls that could affect our results of operations.

Because our software products are sold pursuant to annual subscription agreements and we recognize revenue from these subscriptions over the term of the agreement, downturns or upturns in new or renewal licenses may not be fully reflected in our current period operating results. We do not intend to report or disclose our bookings or invoices on a current basis. If our new and renewal license purchases in any period decline or fail to grow at a rate consistent with our historical trends, particularly in the fourth quarter of our fiscal year, when a disproportionate percentage of our new license and renewal sales typically occur, our revenue in future periods could fall short of analysts’ expectations which, in turn, could adversely affect the price of our common stock.

Our cost structure is relatively fixed in the short term, which makes it difficult to reduce our expenses quickly in response to declines in revenue or revenue growth.

Most of our expenses, such as those associated with headcount and facilities, are relatively fixed and can be difficult to reduce in the short term. Our expense levels are based in part on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, our expenses for that quarter may constitute a larger percentage of our operating budget than we planned, causing a disproportionate effect on our expected results of operations and profitability for that quarter.

If we are unable to manage our expected growth, our performance may suffer.

Our business has grown rapidly, and if we are successful in executing our business strategy, this growth will continue as we expand our offerings in the ground transportation market and seek to penetrate new vertical markets. We will need to continue to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our research and development activities, increase our sales force and expand project-based services by increasing our field application engineers and worldwide support staff. It is possible that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and products requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas and to attract and retain sufficient numbers of talented employees. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and growth goals.

Our business could be adversely affected if we are unable to attract, integrate and retain key personnel.

Our success in the highly competitive digital simulation market depends largely on our ability to attract, integrate and retain highly skilled technical, managerial, consulting, sales and marketing personnel. Competition for these personnel in our industry is intense. We may not be able to continue to attract and retain the appropriately qualified, highly skilled employees necessary for the development of our products and services and the growth of our business, or to replace such personnel who leave our employ in the future. The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future, or delays in hiring required personnel, particularly scientific, product development and applications management personnel, could make it difficult to meet key objectives, such as timely and effective product introductions, penetration and expansion into existing accounts and growth in our share of the domestic and international digital simulation market.

We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in additional dilution to our stockholders and consume resources that are necessary to sustain our business.

Although we have no agreements or commitments for any material acquisitions, our business strategy may in the future include acquiring complementary services, technologies or businesses. We also may enter into relationships with other businesses to expand our service offerings or our ability to provide service in foreign jurisdictions, which could involve preferred or exclusive licenses, developing channels of distribution or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the company’s technology is not easily adapted to work with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities. Our acquisitions may not be successfully integrated or any such acquisitions may not otherwise be successful. If our acquisitions are unsuccessful for any reason, our business may be harmed and the value of your investment may decline.

We sell our products and services internationally and are subject to various risks relating to these international activities; if we fail to manage our international operations effectively, our business, financial condition and results of operations could be adversely affected.

International sales of PowerFLOW and our related products and services are important to our growth and profitability. In the fiscal year ended January 31, 2012, 77% of our revenue was attributable to sales in international markets, and at April 30, 2012, we had 14 offices in 8 countries. By doing business in international markets, we are exposed to risks separate and distinct from those we face in our domestic operations, and if we are unable to manage the various risks associated with supporting our international sales and service efforts effectively, the growth and profitability of our business may be adversely affected.

Engaging in international business inherently involves a number of other difficulties and risks, including:

•	changes in foreign currency exchange rates;
•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;
•	burdens of complying with a wide variety of foreign customs, laws and regulations;
•	burdens of complying with United States laws regulating international business activities, including the United States Foreign Corrupt Practices Act and economic and trade sanctions regimes;
•	natural disasters or outbreaks of infectious diseases affecting the regions in which our customers operate;
•	unexpected changes in tariffs or trade protection measures;
•	import or export licensing requirements and other restrictions on technology imports and exports;
•	potentially negative consequences from changes in foreign government regulations, tax laws and regulatory requirements;

•	laws and business practices favoring local companies;
•	difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs;
•	difficulties and costs of staffing and managing foreign operations;
•	disproportionate management attention or company resources;
•	changes in diplomatic and trade relationships;
•	international terrorism and anti-American sentiment;
•	possible future limitations on the ownership of foreign businesses;
•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
•	longer accounts receivable payment cycles;
•	less effective protection of intellectual property; and
•	the challenges of handling legal disputes in foreign jurisdictions.

Because most of our international sales are denominated in the currency of the country where the purchaser is located, as we continue to expand our direct sales presence in international regions, the portion of our accounts receivable and payment obligations denominated in foreign currencies continues to increase. As a result, increases or decreases in the value of the U.S. dollar relative to foreign currencies may affect our financial position, results of operations and cash flow. Currently, our largest exposures to foreign exchange rates exist with respect to the euro and the Japanese yen. We do not currently hedge our exposure to fluctuations in foreign exchange rates. Any hedging policies we may implement in the future may not be successful, and the cost of those hedging techniques may have a significant negative impact on our operating results.

Our exposure to each of these risks may increase our costs, impair our ability to market and sell our products and require significant management attention. Our business, financial position, results of operations and cash flows may be materially adversely affected by any of these risks.

Our effective tax rate may fluctuate, and we may incur obligations in tax jurisdictions in excess of amounts that have been accrued.

We are subject to income taxes in both the United States and various foreign jurisdictions, and we may take certain income tax positions on our tax returns that tax authorities may disagree with. When necessary, we provide reserves for potential payments of tax to various tax authorities related to uncertain tax positions. However, the calculation of our tax liabilities involves the application of complex tax regulations to our global operations in many jurisdictions. Therefore, any dispute with any tax authority may result in a payment that is materially different from our current estimate of the tax liabilities associated with our returns.

Changes in tax laws or tax rulings could materially impact our effective tax rate. There are several proposals to reform United States tax rules being considered by United States law makers, including proposals that may reduce or eliminate the deferral of United States income tax on our unrepatriated earnings, potentially requiring those earnings to be taxed at the U.S. federal income tax rate, reduce or eliminate our ability to claim foreign tax credits, and eliminate various tax deductions until foreign earnings are repatriated to the United States. Our future reported financial results may be adversely affected by tax rule changes which restrict or eliminate our ability to utilize net operating loss carry-forwards, claim foreign tax credits or deduct expenses attributable to foreign earnings, or otherwise affect the treatment of our unrepatriated earnings.

Our loan agreements contain operating and financial covenants that may restrict our business and financing activities.

We are party to loan and security agreements relating to our working capital line of credit facility with Silicon Valley Bank and our term loan facility with Gold Hill Capital 2008, L.P. and Massachusetts Capital Resource Company. Borrowings under these loan and security agreements are secured by substantially all of our assets, including our intellectual property. Our loan and security agreements restrict our ability to:

•	incur additional indebtedness;
•	redeem subordinated indebtedness;
•	create liens on our assets;
•	enter into transactions with affiliates;
•	make investments;

•	sell assets;
•	make material changes in our business or management;
•	pay dividends, other than dividends paid solely in shares of our common stock, or make distributions on and, in certain cases, repurchase our stock; or
•	consolidate or merge with other entities.

In addition, our working capital line of credit requires us to maintain specified adjusted quick ratio tests. The operating and financial restrictions and covenants in the loan and security agreements governing our working capital line of credit facility and our term loan facility, as well as any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in business activities or expand or fully pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, and we may not be able to meet those covenants. A breach of any of these covenants could result in a default under the loan and security agreements, which could cause all of the outstanding indebtedness under both facilities to become immediately due and payable and terminate all commitments to extend further credit.

If we are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either when they mature or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to continue as a going concern.

We may need substantial additional funding and we may be unable to raise capital when needed, which could force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that the net proceeds from this initial public offering, together with our future sales, existing cash and cash equivalent balances and interest we earn on these balances, will be sufficient to meet our anticipated cash requirements for at least the next twelve months. However, our actual capital requirements will depend on many factors, many of which are outside our control, including:

•	future revenue generation;
•	future operating expenses, including planned increases in our research and development, sales and marketing and general and administrative expenses;
•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;
•	the cost of defending, in litigation or otherwise, any claims that we infringe third party intellectual property rights;
•	the effect of competing technological and market developments; and
•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Historically, we have financed our operations and internal growth primarily through private placements of our equity securities and debt. We cannot be certain that additional public or private financing will be available in amounts acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience dilution. Furthermore, any new securities we issue may have rights, preferences and privileges superior to our common stock. Debt financing, if available, may involve restrictive covenants. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders.

Risks Related to Our Intellectual Property

We may not be able to adequately protect our intellectual property rights in internally developed software and other materials and efforts to protect them may be costly.

Our ability to compete effectively is dependent in part upon our ability to protect our intellectual property rights in our software and other materials that we have developed internally. While we hold issued patents and pending patent applications covering certain elements of our technology, these patents, and, more generally, existing patent laws, may not provide adequate protection for portions of the technology that are important to our business. In addition, our pending patent applications may not result in issued patents. We have largely relied on copyright, trade secret and, to a lesser extent, trademark laws, as well as generally relying on confidentiality procedures and agreements with our employees, consultants, customers and vendors, to control access to, and distribution of, technology, software, documentation and other confidential information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain, use or distribute our technology without authorization. If this were to occur, we could lose revenue as a result of competition from products infringing or misappropriating our technology and intellectual property and we may be required to initiate litigation to protect our proprietary rights and market position.

United States patent, copyright and trade secret laws offer us only limited protection and the laws of some foreign countries do not protect proprietary rights to the same extent. Accordingly, defense of our proprietary technology may become an increasingly important issue as we continue to expand our operations and product development into countries that provide a lower level of intellectual property protection than the United States. Policing unauthorized use of our technology is difficult and the steps we take may not prevent misappropriation of the technology we rely on. If competitors are able to use our technology without recourse, our ability to compete would be harmed and our business would be materially and adversely affected.

We may elect to initiate litigation in the future to enforce or protect our proprietary rights or to determine the validity and scope of the rights of others. That litigation may not be ultimately successful and could result in substantial costs to us, the reduction or loss in intellectual property protection for our technology, the diversion of our management attention and harm to our reputation, any of which could materially and adversely affect our business and results of operations.

Claims asserted by the Massachusetts Institute of Technology could subject us to litigation or require the payment by us of royalties.

In 1991, we entered into a license agreement with the Massachusetts Institute of Technology, or MIT, which was subsequently amended in 1993, 1994, 1995 and 1997, relating to two patents related to methods and systems for simulating fluid dynamics that had been developed by an MIT scientist, Dr. Kim Molvig. Dr. Molvig is one of our co-founders, but has not been employed by us since 1998. MIT and Dr. Molvig hold, in the aggregate, approximately 1.5% of our common stock. Under the MIT license agreement, as amended, we were required to pay royalties at rates ranging from 1% to 3%, up to a maximum aggregate amount of $2.8 million, on any sales by us of products that incorporated the licensed technology. We paid minimum annual royalties in the amount of $20,000 per year from 1996 to 2007 under this agreement. In 1998, after we developed the extended lattice Boltzmann method that forms the core of our current product offering, we discontinued the use in our products of the technology licensed from MIT. We ceased paying minimum royalties to MIT in 2007.

In 2011, we were notified by MIT that it believes that we are practicing the patents covered by the license agreement, and therefore are in arrears in the payment of royalties under the agreement. We have advised MIT that we do not believe that we have practiced the subject patents at any time since at least 1998, or that we owe any royalties under the agreement.

MIT has not commenced suit against us with respect to its claims, and if any such suit is commenced by MIT, we intend to defend it vigorously. Litigation instituted by MIT alleging infringement by us of its patent rights, whether meritorious or not, could be time-consuming to defend and could damage our reputation, result in substantial and unanticipated costs associated with litigation, or result in the payment by us of damages. We believe that if MIT were to prevail in any such litigation, the royalties due under the terms of the license agreement, after giving effect to the approximately $200,000 in royalties that we have already paid, would not exceed approximately $2.6 million (excluding any interest or costs of litigation).

Assertions by any other third party that we infringe its intellectual property, whether successful or not, could subject us to costly and time-consuming litigation and expensive licenses.

The software and technology industries are characterized by frequent litigation based on allegations of infringement or other violations of patents, copyrights, trademarks, trade secrets or other intellectual property rights. We cannot be certain that our products and services do not infringe the intellectual property rights of third parties. Additionally, because our software is integrated with our customers’ business processes and other software applications, third parties may bring claims of infringement against us, as well as our customers and other software suppliers, if the cause of the alleged infringement cannot be easily determined. Although we believe that our intellectual property rights are sufficient to allow us to market our products and services without incurring liability to third parties, third parties may bring claims of infringement or misappropriation against us. Except as set forth above with regard to MIT, no claims of this type have been asserted against us to date. However, such claims of alleged infringement of intellectual property rights of third parties could be asserted against us in the future. We cannot be sure that we would prevail against any such asserted claim. In addition to possible claims with respect to our proprietary information, some of our products contain technology developed by and licensed from third parties and we may likewise be susceptible to infringement or misappropriation claims with respect to these third party technologies.

Claims of alleged infringement of third party intellectual property rights may have a material adverse effect on our business. Any intellectual property rights claim made against us or our customers, with or without merit, could be time-consuming, expensive to litigate or settle, and could divert management attention and financial resources. An adverse determination could prevent us from offering our products or services to our customers and may require that we procure or develop substitute products or services that do not infringe. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. We may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Furthermore, many of our license agreements require us to indemnify our customers for certain third-party intellectual property infringement claims, which could increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling related to any such claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party. Moreover, such infringement claims may harm our relationships with our existing customers and may deter future customers from subscribing to our services on acceptable terms, if at all.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of employees’ former employers.

We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our employees’ former employers. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our products if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market and support potential products or product enhancements, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

Our use of open source software could impose limitations on our ability to provide our services, which could adversely affect our financial condition and operating results.

We utilize open source software in our products. The use and distribution of open source software can lead to greater risks than the use of third-party commercial software, as open source software does not come with warranties or other contractual protections regarding infringement claims or the quality of the code. From time to time parties have asserted claims against companies that distribute or use open source software in their products and services, asserting that open source software infringes their intellectual property rights. We could be subject to suits by parties claiming infringement of intellectual property rights with respect to what we believe to be open source software. In such event, we could be required to seek licenses from third parties in order to continue using such software or offering certain of our services or to discontinue the use of such software or the sale of our affected services in the event we could not obtain such licenses, any of which could adversely affect our business, operating results and financial condition. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under some of the open source licenses, be required to release the source code of our proprietary software.

Risks Related to this Offering and Ownership of Our Common Stock

The concentration of our capital stock ownership with insiders upon the completion of this offering will limit your ability to influence corporate matters.

We anticipate that our executive officers, employees, directors, current 5% or greater stockholders, and their respective affiliates will together beneficially own or control, in aggregate, approximately 54.1% of the shares of our common stock outstanding, after giving effect to the conversion of all outstanding preferred stock and assuming no exercise of outstanding options or warrants following the closing of this offering. As a result, these executive officers, directors and principal stockholders, were they to act together, would be able to control most matters that require approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all or of our assets or any other significant corporate transaction. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose such action. These stockholders may delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of our company, even if such change of control would benefit our other stockholders. This concentration of stock ownership may adversely affect investors’ perception of our corporate governance or delay, prevent or cause a change in control of our company, any of which could adversely affect the market price of our common stock.

There has been no public market for our common stock prior to this offering, and you may not be able to resell our shares at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the NASDAQ Global Market. If an active trading market for our common stock does not develop after this offering, the market price and liquidity of our common stock will be materially and adversely affected. The offering price for our common stock will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our common stock after this offering. An active trading market for our common stock may not develop and the market price of our common stock may decline below the offering price.

The market price for our common stock may be volatile, which could contribute to the loss of your investment.

Fluctuations in the price of our common stock could contribute to the loss of all or part of your investment. Prior to this offering, there has not been a public market for our common stock. Accordingly, the initial public offering price for the shares of our common stock may not be indicative of the price that will prevail in the trading market, if any, that develops following this offering. If an active market for our common stock develops and continues, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our common stock and our common stock may trade at prices significantly below the initial public offering price. In such circumstances the trading price of our common stock may not recover and may experience a further decline.

Factors affecting the trading price of our common stock may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•	changes in the market’s expectations about our operating results;
•	the effects of seasonality on our business cycle;
•	success of competitive products and services;
•	our operating results failing to meet the expectation of securities analysts or investors in a particular period or failure of securities analysts to publish reports about us or our business;
•	changes in financial estimates and recommendations by securities analysts concerning our company, the digital simulation market, or the software industry in general;
•	operating and stock price performance of other companies that investors deem comparable to us;
•	news reports relating to trends in the markets we serve, such as the ground transportation market, including changes in estimates of the future size and growth rate of our markets;
•	announcements by us or our competitors of acquisitions, new offerings or improvements, significant contracts, commercial relationships or capital commitments;
•	our ability to market new and enhanced product and services offerings on a timely basis;
•	changes in laws and regulations affecting our business;
•	commencement of, or involvement in, litigation involving our company, our general industry, or both;
•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of shares of our common stock available for public sale;
•	any major change in our board or management;

•	sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and
•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our common stock irrespective of our operating performance. The stock market in general, and the NASDAQ Global Market and the market for technology companies and software companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of ours, may not be predictable. A loss of investor confidence in the market for technology or software stocks or the stocks of other companies which investors perceive to be similar to us, the opportunities in the digital simulation market or the stock market in general, could depress our stock price regardless of our business, prospects, financial conditions or results of operations.

In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against the affected company. This type of litigation, even if unsuccessful, could be costly to defend and distract our management.

Our revenue, operating results and gross margin have historically fluctuated significantly from quarter to quarter, and we expect they will continue to do so, which could cause the trading price of our stock to decline.

Our quarterly revenue and results of operations have fluctuated in the past and may do so in the future as a result of a variety of factors, many of which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and identified throughout this “Risk Factors” section in this prospectus:

•	our recognition of project revenues during the quarter in which services are completed, rather than ratably over the period of performance of services;
•	our ability to retain and increase sales to existing customers and attract new customers;
•	changes in the volume and mix of products sold in a particular quarter;
•	seasonality of our business cycle, given that our cash flows from operating activities are typically significantly higher in our first fiscal quarter;
•	our policy of expensing sales commissions on license sales at the time license contracts are entered into and the license term commences;
•	the timing and success of new product introductions or upgrades by us or our competitors;
•	changes in our pricing policies or those of our competitors;
•	failure to achieve anticipated levels of customer acceptance of our existing or new applications or platform changes;
•	failure to expand the utilization of PowerFLOW in our customer base or to penetrate new customers and market segments;
•	unexpected outcomes of matters relating to litigation;
•	unanticipated changes in tax rates and tax laws;
•	failure to effectively protect our intellectual property, especially in developing countries;
•	failure to successfully integrate acquired businesses and technologies;
•	renegotiation or termination of royalty or intellectual property arrangements;
•	unanticipated impact of accounting for technology acquisitions, if any;
•	general economic conditions, particularly in countries where we derive a significant portion of our revenue;
•	greater than anticipated expenses or a failure to maintain cost controls;
•	competition, including entry into the market by new competitors and new product offerings by existing competitors;
•	the amount and timing of expenditures related to expanding our operations, research and development, or introducing new products;
•	fluctuations in foreign currency exchange rates;
•	changes in the licensing or payment terms for our products and services; and

•	the purchasing and budgeting cycles of our customers.

Customers may choose not to renew annual licenses, resulting in reduced revenue to us. In addition, customers may wish to negotiate renewals of licenses on terms and conditions that require us to change the way we recognize revenue under our existing revenue recognition practices at the time of such renewal with such customers. Any such changes could result in a material adverse effect on our results.

We expect that the factors listed above and other risks discussed in this prospectus will continue to affect our operating results for the foreseeable future. Because of the factors listed above and other risks discussed in this prospectus, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

The recently enacted JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our common stock.

The recently enacted JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenues are less than $1.0 billion will, in general, qualify as an emerging growth company until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;
•	the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;
•	the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and
•

the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the company (a) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (b) has been required to file annual and quarterly reports under the Securities Exchange Act of 1934 for a period of at least 12 months, and (c) has filed at least one annual report pursuant to the Securities Act of 1934.

Under this definition, we will be an emerging growth company upon completion of this offering and could remain an emerging growth company until as late as January 31, 2018.

The JOBS Act provides that, so long as a company qualifies as an emerging growth company, it will, among other things:

•

be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

•

be exempt from the “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Act and certain disclosure requirements of the Dodd-Frank Act relating to compensation of its chief executive officer;

•

be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934 and instead provide a reduced level of disclosure concerning executive compensation; and

•

be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company,” except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be adversely affected.

We will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy. Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

We have historically operated our business as a private company. In connection with this offering, we will become obligated to file with the Securities and Exchange Commission annual and quarterly information and other reports that are specified in Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we will also become subject to other new financial and other reporting and corporate governance requirements, including the requirements of the Nasdaq Stock Market and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us, particularly after we are no longer an emerging growth company. These obligations will require a commitment of additional resources and result in the diversion of our senior management’s time and attention from our day-to-day operations. In particular, we may be required to:

•	create or expand the roles and duties of our board of directors, our board committees and management;
•	institute a more comprehensive financial reporting and disclosure compliance function;
•	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address the complex accounting matters applicable to public companies;
•	establish an internal audit function;
•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;
•	establish an investor relations function; and
•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading.

We may not be successful in complying with these obligations, and compliance with these obligations could be time-consuming and expensive.

We have identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, investors could lose confidence in our financial statements and our company, which could have a material adverse effect on our business and stock price.

In order to provide reliable financial reports, mitigate the risk of fraud and operate successfully as a publicly traded company, we must maintain effective control over our financial reporting. In the course of the preparation and audit of our financial statements for fiscal year 2012, we identified material weaknesses in our internal control over financial reporting and, as a result, have concluded that our internal control over financial reporting is not effective in certain respects.

We restated our consolidated financial statements for all periods in the fiscal years ended January 31, 2010 and 2011 and the quarterly periods ended April 30, 2011 and July 31, 2011 after certain material errors were identified. In connection with this restatement, management identified the following material weaknesses in our internal controls: (1) we do not have the appropriate resources and controls to properly account for taxes and (2) we do not have adequate oversight and controls related to the accounting for complex equity arrangements, which resulted in accounting errors. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.”

When we file our Annual Report on Form 10-K for the fiscal year ending January 31, 2014, we will be required to assess the effectiveness of our internal control over financial reporting as of the end of that fiscal year. This assessment must include disclosure of any material weakness in our internal control over financial reporting that is identified by management. Once we are no longer an emerging growth company, our independent registered public accounting firm will also be required to consider our internal controls over financial reporting and express an opinion as to their effectiveness. If our management or our independent registered public accounting firm identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to conclude that such internal control is effective. If we are unable to conclude that our internal control over financial reporting is effective because the material weaknesses identified above have not been remediated or for any other reason, or, when we are no longer an emerging growth company, if our independent registered public accounting firm is unable to express an opinion that our internal control over financial reporting is effective, investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us, our business, our markets and our competitors. We do not control these analysts. If securities analysts do not cover our common stock after the closing of this offering, the lack of research coverage may adversely affect the market price of our common stock. Furthermore, if one or more of the analysts who do cover us downgrade our stock or if those analysts issue other unfavorable commentary about us or our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fails to regularly publish reports on us, we could lose visibility in the market and interest in our stock could decrease, which in turn could cause our stock price or trading volume to decline and may also impair our ability to expand our business with existing customers and attract new customers.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund our future growth and do not expect to declare or pay any dividend on shares of our common stock in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock appreciates and you sell your shares at a price above your cost. The price of our common stock may not appreciate in value or ever exceed the price that you paid for shares of our common stock in this offering.

Our board of directors and management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our board of directors and management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds, and we may not apply the net proceeds of this offering in ways that increase the value of your investment. While we have not allocated these estimated net proceeds for any specific purposes, we expect to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the proceeds to repay outstanding indebtedness or in acquisitions of businesses, products and technologies that are complementary to our business. Although we have from time to time evaluated possible acquisitions, we currently have no commitments or agreements to make any material acquisition, and we may not make any acquisitions in the future. We might not be able to yield a significant return, if any, on any investment of the net proceeds of this offering.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution, as the initial public offering price of our common stock will be substantially greater than the net tangible book value per share of our common stock. Based on an initial offering price of $12.00 per share, which is the midpoint of the range on the cover of this prospectus, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $9.18 per share. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution. For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions in Delaware law, might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	providing for three classes of directors with the term of office of one class expiring each year, commonly referred to as a staggered board;
•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;
•	limiting the liability of, and providing indemnification to, our directors and officers;
•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;
•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;
•	controlling the procedures for the conduct and scheduling of board and stockholder meetings;
•	limiting the determination of the number of directors on our board and the filling of vacancies or newly created seats on the board to our board of directors then in office; and
•	providing that directors may be removed by stockholders only for cause.

These provisions, alone or together, could delay hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Future sales, or the availability for sale, of our common stock may cause our stock price to decline.

Sales of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 13,193,161 shares of common stock outstanding. All shares of our common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. The remaining shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, if applicable, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act of 1933. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriter for this offering. To the extent these shares are sold into the market, the market price of our common stock could decline. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions applicable to the sale of shares of our common stock after this offering.

Our ability to use our net operating loss carryforwards may be subject to limitation.

Under Section 382 of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset our taxable income. Specifically, this limitation may arise in the event of a cumulative change in ownership of our company of more than 50% within a three-year period. Any such annual limitation may significantly reduce the utilization of our net operating loss carryforwards before they expire. We have determined that as of April 30, 2012, we had not experienced an ownership change for purposes of Section 382. However, the closing of this offering, alone or together with transactions that may occur in the future, could trigger an ownership change pursuant to Section 382, which could limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset our taxable income, if any. Any such limitation, whether as the result of this offering, sales of common stock by our existing stockholders or additional sales of common stock by us after this offering, could have a material adverse effect on our results of operations in future years.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements identify substantial risks and uncertainties and relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and similar expressions, whether in the negative or affirmative. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors” and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, our future results, levels of activity, performance or achievements may differ from our expectations. Other than as required by law, we do not undertake to update any of the forward-looking statements after the date of this prospectus, even though our situation may change in the future.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares by us in the offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $43.0 million. The selling stockholders have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 937,750 shares at the initial public offering price less estimated underwriting discounts and commissions and estimated offering expenses. This option may be exercised if the underwriters sell more than 6,250,000 shares in connection with this offering. Because all of the shares subject to this option will be sold by the selling stockholders, we will not receive any additional proceeds from the sale of those shares.

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) the net proceeds to us from this offering by $3.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use our net proceeds for general corporate purposes, including working capital. We may also use a portion of the proceeds to repay our outstanding term loans or in acquisitions of businesses, products and technologies that are complementary to our business. As of April 30, 2012, we had outstanding term loans in an aggregate principal amount of $8.5 million under a Loan and Security Agreement dated January 28, 2011, which were used to finance our working capital requirements. The term loans bear interest at a rate of 10.5% per annum. The term loans will mature on August 1, 2015 with respect to $5.0 million of the outstanding principal, and on October 1, 2016, with respect to the remaining $3.5 million of the outstanding principal. Under the terms of the Loan and Security Agreement, we are required to pay a prepayment penalty in the form of additional interest payments in the event that we prepay any of the outstanding term loans prior to the third anniversary of the funding of the term loans. Given this requirement, our management has not yet determined whether it is in our best interest to repay this indebtedness out of the proceeds of this offering. If we had repaid the entire amount of the term loans outstanding on April 30, 2012, the aggregate amount of this prepayment penalty would have been $340,000. Although we have from time to time evaluated possible acquisitions, we currently have no commitments or agreements to make any material acquisition, and we may not make any acquisitions in the future. Until we use our net proceeds of the offering, we intend to invest the funds in United States government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes. Management will have significant flexibility in applying our net proceeds of the offering. This offering is also intended to facilitate our future access to public markets and to provide a source of liquidity for our current investors by establishing a public market for our common stock, as well as by enabling the sale of our securities by our selling stockholders in this offering. For more information regarding our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and Note 8 to our consolidated financial statements included elsewhere in this prospectus. See also “Principal and Selling Stockholders.”

We will not receive any proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Covenants in the agreements governing our term loan and line of credit also restrict our ability to pay cash dividends. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any.

CAPITALIZATION

The following table sets forth our cash, short-term and long-term debt and capitalization as of April 30, 2012:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion into common stock of all of our outstanding shares of preferred stock into 8,529,366 shares of common stock upon completion of this offering; and

•

on a pro forma as adjusted basis to reflect the conversion described above as well as to give effect to the completion of this offering and our receipt of the estimated net proceeds from the sale of the shares of common stock we are offering, as described under “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of April 30, 2012
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share data)
Cash	$15,955	$15,955	$58,955

Short-term debt, including current portion of long-term debt and capital lease obligations	1,830	1,830	1,830

Long-term debt and capital lease obligations, net of current portion	7,540	7,540	7,540

Convertible preferred stock, $0.001 par value; series A to I, 77,835,000 shares authorized; shares issued and outstanding: 55,441,239 actual; none pro forma or pro forma as adjusted	32,685	—	—

Stockholders’ (deficit) equity:
Common stock, $0.001 par value: 92,165,000 shares authorized; shares issued: 529,630 actual; 9,058,996 pro forma; 13,225,659 pro forma as adjusted	1	9	13
Additional paid-in capital	14,445	47,122	90,118
Accumulated deficit	(49,576)	(49,576)	(49,576)
Treasury stock (32,498 common shares, at cost)	0	0	0
Accumulated other comprehensive income	(24)	(24)	(24)

Total stockholders’ (deficit) equity	(35,154)	(2,469)	40,531

Total capitalization	$6,901	$6,901	$49,901

Due to rounding, totals may not equal the sum of the line items in the table above.

The numbers of shares of common stock shown above as issued and outstanding on a pro forma and pro forma as adjusted basis are based upon the number of shares of our common stock and preferred stock outstanding at April 30, 2012, giving effect to the 1-for-6.5 reverse stock split with respect to our common stock effected on June 8, 2012 and exclude, as of April 30, 2012:

•	2,249,078 shares issuable upon exercise of outstanding stock options, which have a weighted average exercise price of $4.29 per share;

•	592,375 additional shares reserved for future issuance under our stock-based compensation plans; and

•	183,076 shares issuable upon exercise of outstanding warrants, which have a weighted average exercise price of $6.11 per share.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering. Our net tangible book value on April 30, 2012 was a deficit of approximately $(5.9) million, or $(0.65) per share. “Net tangible book value” is equal to the sum of our total assets at April 30, 2012, minus the sum of our liabilities and intangible assets at April 30, 2012. “Pro forma net tangible book value per share” is net tangible book value divided by the total number of shares of our common stock outstanding on a pro forma basis, giving effect to the conversion to common stock of our outstanding preferred stock.

After giving effect to adjustments relating to the offering, our net tangible book value on April 30, 2012 would have been $37.1 million, or $2.82 per share. The adjustments made to determine pro forma as adjusted net tangible book value per share consist of:

•	an increase in total assets to reflect the estimated net proceeds to us of the offering as described under “Use of Proceeds;” and
•	the addition of the number of shares offered by us in this prospectus to the number of shares outstanding.

The following table illustrates the increase in pro forma net tangible book value per share of $3.47 and the dilution (the difference between the offering price per share and pro forma net tangible book value per share) to new investors:

Assumed public offering price per share		$12.00
Pro forma net tangible book value per share as of April 30, 2012	$(0.65)
Increase in pro forma net tangible book value per share attributable to the offering	$3.47

Pro forma as adjusted net tangible book value per share as of April 30, 2012, after giving effect to the offering		$2.82

Dilution per share to new investors in the offering		$9.18

The following table shows the difference between existing stockholders and new investors with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share. The table assumes the initial public offering price will be $12.00 per share.

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Amount	Percent	Amount	Percent
Existing stockholders	9,026,494	68.4%	$35,069,753	41.2%	$3.89
New investors	4,166,667	31.6%	$50,000,000	58.8%	$12.00

Total	13,193,161	100.0%	$85,069,753	100.0%	$6.45

The preceding tables are based on our shares outstanding at April 30, 2012 and assume no exercise of any outstanding stock options or warrants after that date. At April 30, 2012 there were outstanding options and warrants to purchase an aggregate of 2,432,154 shares of our common stock at a weighted average exercise price of $4.43 per share. To the extent any of these options or warrants are exercised, there will be further dilution to new investors.

If all options and warrants outstanding at April 30, 2012 had been exercised as of that date:

•

our pro forma net tangible book value per share, giving effect to those transactions, would have been $0.43, and the dilution per share to new investors in the offering would have been $8.93 per share;

•

the average price per share paid by all existing stockholders for their shares, giving effect to those transactions, would have been $4.00, and existing stockholders would have owned 73.3% of our outstanding shares and would have paid 47.8% of the total consideration paid for all our outstanding shares.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 6,943,161 shares or 52.6% of the total number of shares of our common stock outstanding after this offering. If the underwriters’ overallotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to 6,005,661, or 45.5% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to 54.5% of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

Our selected consolidated statement of operations data for the fiscal years ended January 31, 2010, 2011 and 2012 and our selected consolidated balance sheet data as of January 31, 2011 and 2012 are derived from our consolidated financial statements included elsewhere in this prospectus. Our selected consolidated statement of operations data for the fiscal years ended January 31, 2008 and 2009 and our selected consolidated balance sheet data as of January 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements which have not been included in this prospectus. Our selected consolidated financial data as of April 30, 2012 and for the three months ended April 30, 2011 and 2012 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. In the opinion of management, our unaudited consolidated financial statements included in this prospectus include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation thereof. Our historical results are not necessarily indicative of results to be expected for any future period, and our interim results are not necessarily indicative of our results for the entire year or any future period.

The pro forma balance sheet data as of April 30, 2012 gives effect to the conversion of all of our preferred stock into our common stock immediately prior to the consummation of this offering. The pro forma as adjusted balance sheet data as of April 30, 2012 gives effect to (1) the pro forma adjustment above and (2) our receipt of estimated net proceeds of $43.0 million from this offering, based on an assumed initial public offering price of $12.00 per share, which is the mid-point of our filing range, after deducting estimated underwriting discounts and estimated offering expenses payable by us, as if each had occurred as of April 30, 2012. The pro forma as adjusted summary financial data are not necessarily indicative of what our financial position would have been if this offering had been completed as of the date indicated, nor are these data necessarily indicative of our financial position for any future date or period.

	Year Ended January 31,					Three Months Ended April 30,
	2008	2009	2010 Restated (1)	2011 Restated (1)	2012	2011 Restated (1)	2012
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
License revenue	$24,056	$28,226	$26,837	$30,584	$38,724	$9,176	$9,985
Project revenue	3,950	5,897	8,781	7,323	7,176	1,044	1,281

Total revenue	28,006	34,123	35,618	37,907	45,900	10,220	11,266

Operating expenses: (2)
Cost of revenues	8,408	11,453	9,956	9,896	12,075	2,810	3,223
Sales and marketing	7,194	6,952	5,304	6,110	6,233	1,274	1,600
Research and development	11,711	15,025	12,595	12,777	14,449	3,202	4,140
General and administrative	5,813	9,358	6,829	6,291	8,124	1,638	2,030

Total operating expenses	33,126	42,788	34,684	35,074	40,881	8,924	10,993

(Loss) income from operations	(5,120)	(8,665)	934	2,833	5,019	1,296	273
Other expense, net:
Foreign exchange (loss) gain	(560)	549	(766)	(198)	(106)	(464)	0
Interest expense, net	(1,430)	(1,218)	(672)	(1,411)	(1,284)	(270)	(412)
Other income (expense), net	15	(71)	12	10	(213)	66	66

Total other expense, net	(1,975)	(740)	(1,426)	(1,599)	(1,603)	(668)	(346)

(Loss) income before provision for income taxes	(7,095)	(9,405)	(492)	1,234	3,416	628	(73)
Provision (benefit) for income taxes	419	441	521	839	(11,040)	390	(84)

Net (loss) income	$(7,514)	$(9,846)	$(1,013)	$395	$14,456	$238	$11

Net (loss) income per common share:
Basic	$(23.24)	$(21.85)	$(2.06)	$0.80	$29.28	$0.48	$0.02
Diluted	$(23.24)	$(21.85)	$(2.06)	$0.04	$1.40	$0.02	$0.00

Weighted average number of common shares outstanding:
Basic	323,353	450,522	490,999	491,623	493,763	492,301	497,124
Diluted	323,353	450,522	490,999	10,154,136	10,324,811	10,188,417	10,455,405

Pro forma net income per share:
Basic					$1.61		$0.00
Diluted					$1.40		$0.00

Pro forma weighted-average number of common shares used in computing pro forma net income per share:
Basic					8,996,836		9,019,041
Diluted					10,324,811		10,455,405

(1)	Our consolidated financial statements for fiscal years 2010 and 2011 and for the first three months of fiscal year 2012 have been restated. See Note 2 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Includes non-cash, share-based compensation expense as follows:

	Year Ended January 31,					Three Months Ended April 30,
	2008	2009	2010 Restated	2011 Restated	2012	2011 Restated	2012
	(in thousands)
Cost of revenues	$6	$33	$39	$45	$79	$9	$27
Sales and marketing	45	87	61	63	119	2	46
Research and development	55	111	105	133	227	13	81
General and administrative	7	60	1,200	40	211	9	87

	Year Ended January 31,					Three Months Ended April 30,
	2008	2009	2010	2011	2012	2011	2012
	(In thousands, except percentages)
Operating Data:
Adjusted EBITDA (1)	$(2,964)	$(5,521)	$5,042	$4,676	$7,060	$1,652	$974
License Revenue Renewal Rate (2)	97%	87%	80%	91%	97%	—	—
License Revenue Renewal Rate with Capacity Expansion (3)	140%	116%	95%	113%	123%	—	—

(1)	To supplement our consolidated financial statements, which are presented in accordance with accounting principles generally accepted in the United States, or GAAP, we disclose Adjusted EBITDA, a non-GAAP measure that excludes certain amounts. This non-GAAP measure is not in accordance with, or an alternative for, other measures that are in accordance with GAAP. The GAAP measure most comparable to Adjusted EBITDA is GAAP net income (loss). A reconciliation of this non-GAAP financial measure to the corresponding GAAP measure is included below.

We define EBITDA as net income (loss), excluding depreciation and amortization, interest expense, and other income (expense), foreign exchange gain (loss) and provision for income taxes. We define Adjusted EBITDA as EBITDA, excluding non-cash share-based compensation expense. Our management uses this non-GAAP measure when evaluating our operating performance and for internal planning and forecasting purposes. We believe that this measure helps indicate underlying trends in our business, is important in comparing current results with prior period results, and is useful to investors and financial analysts in assessing our operating performance. For example, management considers Adjusted EBITDA to be an important indicator of our operational strength and the performance of our business and a good measure of our historical operating trends. However, Adjusted EBITDA may have limitations as an analytical tool.

The non-GAAP financial information presented here should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with GAAP and should not be considered a measure of our liquidity. There are significant limitations associated with the use of non-GAAP financial measures. Further, these measures may differ from the non-GAAP information, even where similarly titled, used by other companies and therefore should not be used to compare our performance to that of other companies.

In considering our Adjusted EBITDA, investors should take into account the following reconciliation of this non-GAAP financial measure to the comparable GAAP financial measure of net income (loss) that is presented in this “Summary Consolidated Financial Information.”

	Year Ended January 31,					Three Months Ended April 30,
	2008	2009	2010 Restated	2011 Restated	2012	2011 Restated	2012
	(in thousands)
Net (loss) income	$(7,514)	$(9,846)	$(1,013)	$395	$14,456	$238	$11
Depreciation and amortization	2,043	2,853	2,702	1,562	1,405	323	460
Interest expense, net	1,430	1,218	672	1,411	1,284	270	412
Other (income) expense	(15)	71	(12)	(10)	213	(66)	(66)
Foreign exchange loss (gain)	560	(549)	766	198	106	464	0
Provision for income tax	419	441	521	839	(11,040)	390	(84)

EBITDA	(3,077)	(5,812)	3,636	4,395	6,424	1,619	733
Non-cash, share-based compensation expense	113	291	1,406	281	636	33	241

Adjusted EBITDA	$(2,964)	$(5,521)	$5,042	$4,676	$7,060	$1,652	$974

(2)	License Revenue Renewal Rate. License revenue renewal rate is an annual operational metric that we use to measure continuity in the usage of simulation capacity by our existing customer base. This measure of customer retention is important because our business model is based on recurring revenue. We compute our license revenue renewal rate for any fiscal year by identifying the customers from whom we derived license revenue in the prior fiscal year and dividing the dollar amount of license revenue that we receive in the current fiscal year from those customers by the dollar amount of license revenue we received from them in the prior fiscal year. We treat as a single customer entities that are under common ownership, and include as customers in both periods being compared any entities that purchased simulation licenses in both years but that appear as distinct customers in our records because they have undergone an ownership change, name change or change in their form of organization. In computing our license revenue renewal rate, we exclude current year license revenue attributable to new customers or to upgrades or expansions of capacity purchased by prior year customers in the current year. For a fuller explanation of our management’s use and computation of our license revenue renewal rate, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key financial terms and metrics—Key metrics that we use to evaluate our performance.”

(3)	License Revenue Renewal Rate with Capacity Expansion. License revenue renewal rate with capacity expansion is an annual operational metric that measures growth in the usage of simulation capacity by our existing license customer base. We calculate this metric in the same manner that we calculate our license revenue renewal rate, except that we include in the current year license revenue included in the calculation revenue attributable to upgrades or expansions of capacity purchased by prior year customers. See Note 2 above and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key financial terms and metrics—Key metrics that we use to evaluate our performance.”

	As of January 31,					As of April 30, 2012
	2008	2009	2010 Restated (1)	2011 Restated (1)	2012	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$6,265	$6,025	$2,402	$2,780	$11,468	$15,955	$15,955	58,995
Total current assets	31,845	23,417	20,983	26,914	32,212	21,823	21,823	64,823
Total assets	37,148	30,246	25,164	29,935	54,740	44,444	44,444	87,444
Long-term debt and capital leases, net of current portion	11,542	971	169	4,650	4,505	7,540	7,540	7,540
Convertible preferred stock	18,994	33,024	32,703	32,663	32,678	32,685	—	—
Stockholders’ (deficit) equity	(43,045)	(51,567)	(51,174)	(50,438)	(35,434)	(35,154)	(2,469)	40,531

(1)	Our consolidated financial statements for fiscal years 2010 and 2011 and for the first three months of fiscal year 2012 have been restated. See Note 2 to our consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our financial statements and related notes that appear elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, including but not limited to those set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We develop, sell and support simulation software and services that vehicle manufacturers use to enhance the performance of their products, reduce product development costs and improve the efficiency of their design and engineering processes. Our solutions enable our customers to augment or replace inefficient and expensive methods of evaluating designs, such as wind tunnel testing using physical prototypes, with accurate digital simulations that are more useful and timely. We enable significant cost savings and fundamental improvements in our customers’ vehicle development process by allowing their engineers and designers to gain crucial insights about design performance early in the product development cycle. We currently focus primarily on the ground transportation market, including manufacturers in the passenger vehicle, highway truck, off-highway vehicle and train markets, as well as their suppliers.

We derive our revenue primarily from the sale of our simulation software, using an annual capacity-based model. Customers usually purchase PowerFLOW simulation capacity under one-year licenses. Simulation capacity may be purchased as software-only, to be run on the customer’s own computer hardware, or provided in the form of software-as-a-service, via our hosted PowerFLOW OnDemand offering. We separately license front-end and back-end applications software that interfaces with our core simulation server software for a fixed annual fee, based on the number of concurrent users. To introduce new customers to our simulation solutions, we typically perform fixed-price projects that include simulations accessed via our OnDemand facilities, along with engineering and consulting services. Customers typically license our products for one application, such as aerodynamics, and over time expand to other applications such as thermal management or aeroacoustics.

We sell our products and services primarily through our direct sales force, including sales executives and applications engineering teams deployed near our customers in the United States, United Kingdom, France, Germany, Italy, Japan, Korea and China, through a distributor in India and through a sales agent in Brazil.

We were founded in 1991 and began operations in April 1992. We subsequently developed the extended lattice Boltzmann method that forms the core of our current product offering. Since generating our first customer revenue in 1994, our annual revenue has increased for 18 consecutive years.

•	From 1992 until 2001, we were heavily engaged in the development of our core physics and technology and development of our early commercial products.

•

In 1994, we introduced our first commercial product for use by passenger vehicle manufacturers. Even at this stage in our development, we were able to generate both project and license revenue as customers were able to derive value from our simulation results. We received initial funding for our first product from venture capital investors and the United States Defense Advanced Research Agency.

•

Beginning in 2001, our core technology reached a level of accuracy and maturity sufficient to enable customers to use digital simulation instead of physical experiment-based test procedures. Initially, this predictive capability was limited to vehicle aerodynamics.

•

From 2001 to 2006, we continued the development of our technology in order to improve its accuracy and to broaden the application capabilities available to our customers. This culminated in 2006 with our introduction of a new, fourth generation of our core product, PowerFLOW, which enabled customers to address a significantly broader range of application areas, including thermal management and aeroacoustics.

•

From 2006 to present, we continued to build on the core physics and technology embodied in our fourth generation of PowerFLOW to improve its accuracy and further broaden its application capabilities. We also engaged in extensive validation efforts, independently and with our customers, to substantiate the accuracy of our simulations in comparison to physical test results. In addition, we have invested in software and methodology development to enable our customers to rapidly set up and analyze simulations and developed best practices for implementation.

•

The 2008 financial crisis and resulting recession significantly affected the global ground transportation market and our business. We responded in fiscal year 2009 by significantly reducing operating expenses, including reducing headcount by 20%, instituting a twelve-month, 10% reduction in the salaries of our remaining staff and eliminating all incentive bonuses in fiscal years 2009 and 2010. These actions allowed us to generate income from operations in fiscal years 2010 and 2011.

•

In fiscal years 2011 and 2012, strengthening conditions in the global economy led to the resumption of many vehicle design programs that had been suspended or delayed by our customers in fiscal 2010. Since fiscal year 2010, we have experienced renewed license revenue growth and improved profitability. In fiscal year 2012, our license revenue increased by 27% and our Adjusted EBITDA increased by 51% compared with fiscal year 2011.

•

For the first three months of fiscal year 2013, our total revenues, net income and Adjusted EBITDA were $11.3 million, $11 thousand and $974 thousand, respectively. Our revenues for the quarter increased by 10.2% compared with the corresponding period in fiscal year 2012. Our total operating expenses increased in the first quarter of fiscal year 2013 compared with the corresponding period in the preceding fiscal year, as we continued to invest in expansion of our operations to support our expected future growth, which adversely affected our net income and Adjusted EBITDA for the quarter.

Our goal is to become the global leader in digital simulation solutions in the target markets we serve. Our strategies to achieve this objective include:

•	deepening our deployment in our existing customer base;
•	adding new customers in the ground transportation market;
•	enabling additional applications and solutions;
•	penetrating new geographies;
•	exploring new vertical markets; and
•	selectively pursuing strategic acquisitions.

Factors Affecting Our Performance

The following is a discussion of factors that we believe could have a significant impact on our financial condition and results of operations. This discussion is not intended to be a complete list of trends and uncertainties that could affect our business in the long or short term. This discussion should be considered along with the entirety of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and with the factors identified in “Risk Factors” elsewhere in this prospectus.

Customer Process Change. Manufacturers in the ground transportation industry have well-established design and engineering processes based on test methods using physical prototypes. These incumbent methods are a significant barrier to overcome as we seek to deepen deployment of our solutions in our customers. Our customers’ vehicle development processes are complex, often spanning years and involving the participation of up to thousands of people. Despite significant limitations and costs of the current physical prototype-based processes, changing these processes takes time. The process change also involves reallocation of financial budgets from physical prototypes and test facilities to computer hardware and simulation software; these are typically contained in separate departmental budgets within our customers. The process change timescale is unique to each customer and is difficult to predict. However, it is not an all-or-nothing step change for our customers; all of our customers utilize a hybrid approach to using simulation and physical test methods and change their processes over time. We rely upon our technology, core competencies and operating strategy, including our deep, focused customer engagement and domain expertise to help overcome this barrier to change. Specifically, we believe the accuracy, cost effectiveness, and application breadth of our solutions are all critical in motivating our customers to change their existing processes. Additionally, we engage in projects with our customers in order to demonstrate the value of our solutions and the financial return customers can achieve by investing in process change. However, we cannot change our customers’ engineering processes, only our customers can do this. This is our single largest challenge to achieving our growth and profitability plans.

Green Movement and Government Regulation. Over the last 20 years, our customers have experienced growing pressure from consumers and government regulators for increased fuel efficiency, cleaner emissions, and lower noise. We have benefited from these increased consumer and regulatory pressures on our customers, as increased government regulations often spur our customers to seek new engineering alternatives. Our customers’ motivation to invest in process change is greater when we can demonstrate that simulation technology will help them to meet these consumer demands and government regulations. We expect this significant trend to continue and believe that it will continue to aid our growth and increase profitability. Any government regulatory relief or rollback, for example in reaction to the current slow economic environment, would likely reduce our customers’ process change and adoption rate, slow our growth, and decrease our profitability, as we would need to continue to invest in our technology and sales efforts but at lower revenue levels.

Competitive and Cost Pressures in Our Customer Base. The ground transportation market in which our customers compete is intensely competitive, and we believe this trend will only increase given new entrants based in China and India. This competition amongst our customers creates challenges for us as it spurs relentless pressure on suppliers for better price and performance. However, we also benefit from this competitive pressure as we believe that our solutions enable our customers to deliver to market better and more innovative products at lower cost. Our ability to continue to demonstrate this value proposition to our customers is critical to our continued growth.

Customer Concentration and Cost of Developing and Penetrating Customers. As a result of the concentrated nature of the ground transportation industry, we currently have a highly concentrated customer base. We believe that our current customers remain under-penetrated and therefore still offer significant potential for revenue growth, and as a result this customer concentration will persist even though we are also focused on adding new customers. As we deepen our customer penetration, our profitability from existing customers should improve and our operating margins should increase. However, we are adding sales and field engineering resources in order to develop new customers in the ground transportation industry. Since penetrating new customers can be a gradual and expensive process, we do not expect any significant improvements in our overall sales and marketing expense as a percentage of revenue over the medium-term. This investment, while contributing to top line growth, may limit the increase in our profitability.

Customer Retention. Historically, we have lost very few customers once they have deployed our technology and solutions, particularly after they have changed their engineering processes to rely on our simulation capability to make design decisions. Our license revenue renewal rate, which we consider an important indicator of customer retention, was 80% in fiscal year 2010, 91% in fiscal year 2011 and 97% in fiscal year 2012. Our high customer retention has been driven by the high cost of our customer’s process change and the strength of our technology and value proposition. A reduction in our customer retention rate could significantly harm our growth and profitability. We seek to mitigate this risk through continued investment in our technology and solutions, our deep customer engagement model and pricing and value efficiencies our customers can achieve through deep deployment of our technology.

Challenges Associated with Penetrating New Geographic Markets. We have established sales and field engineering teams in all our major markets, which comprise the developed countries (US, EU, Japan, and Korea). However, we only have an initial presence in the rapidly developing markets of China, India, and Brazil. Since the ground transportation market is truly global, we need to make further investments in these markets in order to generate and sustain the deep customer relationships our business model requires. Our plan is to approach these markets incrementally so that after small initial investments they will generate self-funded growth. This approach has worked successfully for us in other international markets, but we have limited experience in these newly developing markets and they may present unforeseen and more costly challenges which could increase our sales and marketing expense in these regions.

Competition from Other Simulation Companies. We face significant competition from larger, longer established simulation competitors. These competitors have broader application capabilities and more significant sales resources than we do. We believe the strength of our technology and solutions combined with our deep domain expertise, as exemplified by our application management teams, will enable us to counter these competitive threats, and we will continue to invest in these capabilities. However, this competition will affect how we price our products and will present ongoing sales and account management challenges. These pressures may reduce our growth rate and increase our sales expenses.

Challenges Associated with Penetrating New Vertical Markets. We intend to expand into other vertical markets in industries beyond ground transportation. Over the past five years, we have been investing in the research, product and applications development work to develop new capabilities that will enable us to provide solutions to new vertical markets. However, the level of new investment required, whether in new physics or software capabilities or increased sales and marketing resources, to penetrate these new markets is unknown. Our experience in the ground transportation industry leads us to believe that expansion into other vertical markets will be a lengthy, gradual process. Therefore, we do not expect significant revenue from these new vertical markets in the near term. Our ability to properly balance the funding of this growth strategy with our other initiatives will be an important determinant of our near term profitability and longer term growth.

Key financial terms and metrics

Sources of revenue

License Revenue. The primary driver of our license revenue is our core product, PowerFLOW, which is an innovative software solution for simulating complex fluid flow problems, including aerodynamics, thermal management, and aeroacoustics. Customers typically purchase PowerFLOW simulation capacity under one-year licenses that provide the customer either with dedicated access to a specified number of processor cores throughout the contract period or with a block of “simulation-hours” that may be used at any time but expire if not used by the end of the contract period. Simulation capacity may be purchased as software-only, to be run on the customer’s own computer hardware, or provided in the form of software-as-a-service, via our hosted PowerFLOW OnDemand offering. Purchasing simulation-hours allows customers the flexibility to respond to peak needs and critical time constraints that may vary significantly as they manage multiple concurrent product development programs. In addition, we also license, for a fixed term and a fixed annual fee based on the number of concurrent users, software that interfaces with our simulation server software to facilitate the preparation and analysis of simulations performed with PowerFLOW. In general, the term of these licenses coincides with the term of the PowerFLOW simulation license. We invoice customers at the commencement of the license term for the cost of access to our offerings over the term of the license. Our licenses generally have twelve-month terms, with no carry over provisions for unused simulation capacity. Revenues are generally recognized ratably over the term of the license agreement.

Project Revenue. We also derive revenue from fees for project-based services, which we perform on a fixed-price basis. These projects may be entered into with new customers, to introduce them for the first time to our solutions, or with existing customers, to introduce them to new applications they have not previously utilized, or to enable a new department or engineering group within an existing customer to utilize our solutions for the first time. Generally, but not always, new customers who begin utilizing our solutions through project-based services eventually purchase licenses. However, some customers may remain in project-based mode for an extended period. Our project-based services have standalone value to our customers and do not include a separate software licensing arrangement or commitment. The performance of a project may extend over multiple quarters or even fiscal years. Pricing of these projects is based primarily on the simulation capacity expected to be used in performance of the project, rather than on engineering time or materials. To date, we have generally recognized revenue from project arrangements upon completion of the contracted services.

Cost of revenues and operating expenses

Cost of revenues. Cost of revenues primarily consists of personnel costs such as wages and benefits related to customer support personnel and application engineering personnel. The largest component of these costs is the personnel cost associated with our field engineering teams. Because our customer engagement model is designed to develop expanding, long-term relationships with our customers, we do not maintain separate organizations to support customers who purchase our simulations services on a licensed basis and those who purchase project-based services, but rather maintain customer-focused teams that are responsible for the long-term account plan of the customer. We do not have administrative or time keeping systems to separately track these activities by revenue category, and therefore do not currently account separately for our cost of revenues attributable to our license revenue and project revenue. Cost of revenues also includes the costs associated with the computer hardware necessary to provide the simulation capacity used by our license and OnDemand customers, as well as in our performance of project-based services. We provide PowerFLOW OnDemand services primarily through a data center operated by IBM. We track data center usage by activity. Data center costs attributable to simulation usage by license or OnDemand customers, or by us on billable projects, are charged to cost of revenues. Cost of revenues also includes the amortization of licenses purchased in support of and used in our products and royalties paid to vendors whose technology is incorporated into our products. To the extent that we incorporate more licensed technology into our solutions, this portion of cost of revenues may increase over time.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of personnel costs for our sales and marketing teams, commissions earned by our sales personnel, marketing costs and occupancy costs. Data center costs that are attributable to simulation usage by our field applications engineers in support of our sales and marketing efforts are also charged to sales and marketing expense. In order to grow our business, we will continue to add resources to our sales and marketing efforts over time. We expect that sales and marketing expenses will increase in absolute dollars, but stay consistent as a percentage of total revenues in the near term.

Research and Development Expenses. Research and development expenses consist primarily of personnel costs for development and maintenance of our simulation software solutions, occupancy costs, personnel costs for product engineering and applications management, as well as basic research to advance the science that forms the core of our solution. Our research and development organization is responsible for enhancing our existing software and solutions, and includes our applications management teams, who work closely with customers to ascertain their needs and develop new solutions. To date, all of the costs related to our research and development efforts have been expensed as incurred. Data center costs that are attributable to simulation usage by our research and development organization and our applications management teams are also charged to research and development expense. We expect research and development expenses will increase in absolute dollars as we continue to enhance and expand our solutions and applications, but decrease as a percentage of total revenues.

General and Administrative Expenses. General and administrative expenses consist primarily of personnel costs for finance, human resources and internal information technology support and occupancy costs, as well as legal, accounting and other fees. We expect general and administrative expenses will increase in absolute dollars and as a percentage of total revenues in the near term as we absorb the increased cost of operating as a public company. In the longer term, we expect general administrative expenses will continue to increase in absolute dollars, but will decrease as a percentage of total revenues.

Other income (expense), net. Other income (expense), net, primarily consists of net gains and losses from foreign currency transactions, interest income and interest expense. Foreign currency transaction gains and losses can fluctuate based on the amount of revenue that is generated in certain international currencies and the exchange gain or loss that results from foreign currency disbursements and receipts. Interest income represents interest received on our cash and cash equivalents. Interest expense includes both interest paid as well as the amortization of debt discounts and deferred financing costs associated with a bridge loan and our term debt and revolving credit line. We recognized the initial value of equity participation rights that we granted in connection with our bridge financing as interest expense in fiscal year 2011. Subsequent changes in the fair value of these equity participation rights are reflected as a component of other income (expense).

Key metrics that we use to evaluate our performance

Adjusted EBITDA. To supplement our consolidated financial statements, which are presented on a GAAP basis, we disclose Adjusted EBITDA, a non-GAAP measure that excludes certain amounts. This non-GAAP measure is not in accordance with, or an alternative for, generally accepted accounting principles in the United States. The GAAP measure most comparable to Adjusted EBITDA is GAAP net income (loss). A reconciliation of this non-GAAP financial measure to the corresponding GAAP measure is included below.

We define EBITDA as net income (loss), excluding depreciation and amortization, interest expense, other income (expense), foreign exchange gain (loss) and provision for income taxes. We define Adjusted EBITDA as EBITDA, excluding non-cash share-based compensation expense. Our management uses this non-GAAP measure when evaluating our operating performance and for internal planning and forecasting purposes. We believe that this measure helps indicate underlying trends in our business, is important in comparing current results with prior period results, and is useful to investors and financial analysts in assessing our operating performance. For example, management considers Adjusted EBITDA to be an important indicator of our operational strength and the performance of our business and a good measure of our historical operating trends. However, Adjusted EBITDA may have limitations as an analytical tool.

The non-GAAP financial information presented here should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with GAAP and should not be considered a measure of our liquidity. There are significant limitations associated with the use of non-GAAP financial measures. Further, these measures may differ from the non-GAAP information, even where similarly titled, used by other companies and therefore should not be used to compare our performance to that of other companies.

In considering our Adjusted EBITDA, investors should take into account the following reconciliation of this non-GAAP financial measure to the comparable GAAP financial measure of net income (loss) that is presented in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended January 31,			Three Months Ended April 30,
	2010 Restated (1)	2011 Restated (1)	2012	2011 Restated (1)	2012
	(in thousands)
Net (loss) income	$(1,013)	$395	$14,456	$238	$11
Depreciation and amortization	2,702	1,562	1,405	323	460
Interest expense, net	672	1,411	1,284	270	412
Other expense (income)	(12)	(10)	213	(66)	(66)
Foreign exchange (gain) loss	766	198	106	464	(0)
Provision for income tax	521	839	(11,040)	390	(84)

EBITDA	3,636	4,395	6,424	1,619	733
Non-cash, share-based compensation expense	1,406	281	636	33	241

Adjusted EBITDA	$5,042	$4,676	$7,060	$1,652	$974

(1)	Our consolidated financial statements for fiscal years 2010 and 2011 and for the first three months of fiscal year 2012 have been restated. See Note 2 to our consolidated financial statements included elsewhere in this prospectus.

License Revenue Renewal Rate. License revenue renewal rate is an annual operational metric that we use to measure continuity in the usage of simulation capacity by our existing customer base. We consider this to be a measure of customer retention that is important because our business model is based on recurring revenue from existing customers.

We compute our license revenue renewal rate for any fiscal year by identifying the customers from whom we derived license revenue in the prior fiscal year, which we refer to for purposes of this computation as prior year customers, and dividing the dollar amount of license revenue that we receive in the current fiscal year from those prior year customers by the dollar amount of license revenue we received from them in the prior fiscal year. The amount of our license revenue is determined in a manner consistent with that used in our consolidated financial statements.

In this calculation, we treat as a single customer entities that are under common ownership, such as the Peterbilt and Kenworth divisions of PACCAR Inc. For consistency, we also include as customers in both periods being compared any entities that purchased simulation licenses in both years but that appear as distinct customers in our records because they have undergone an ownership change, name change or change in their form of organization, such as the Jaguar-Land Rover division of Ford Motor Company, which used simulation capacity in fiscal year 2009 under licenses purchased when it was part of Ford, and continued to do so in fiscal year 2010, after being spun off by Ford and acquired by Tata Motors Limited.

Our license revenue renewal rate was 80% in fiscal year 2010, 91% in fiscal year 2011 and 97% in fiscal year 2012, and has averaged 90% over the five years ended January 31, 2012. We expect to maintain a license revenue renewal rate in the range of 85% to 100%. However, our license revenue renewal rates can fluctuate for a variety of reasons. For example, a significant customer may experience a surge of development activity that requires a peak need for simulation capacity that neither we nor the customer expects to be repeated in the succeeding year.

In computing our license revenue renewal rate, we exclude current year license revenue that is attributable to new customers or to upgrades or expansions of capacity purchased by prior year customers in the current year. Because upgrades, expansions and new customers are excluded, the maximum theoretical license revenue renewal percentage for an existing license customer (assuming no change in currency exchange rates) is 100%, which would indicate that the customer purchased new licenses at the same or a higher capacity level in the current year. If upgrades and expanded capacity purchased by prior year customers are included, our renewal rate is typically in excess of 100%.

License Revenue Renewal Rate with Capacity Expansion. License revenue renewal rate with capacity expansion is an annual operational metric that measures growth in the usage of simulation capacity by our existing license customer base. Our management considers this to be an important indicator of deepening deployment of our solutions in our existing license customer base.

We calculate our license revenue renewal rate with capacity expansion in the same manner that we calculate our license revenue renewal rate, as described above, except that we include in the current year license revenue included in the calculation revenue attributable to upgrades or expansions of capacity purchased by prior year customers.

Our license revenue renewal rate with capacity expansion was 95% in fiscal year 2010, 113% in fiscal year 2011 and 123% in fiscal year 2012, and has averaged 117% over the five years ended January 31, 2012. Although it may fluctuate for a variety of reasons, we expect our annual license revenue renewal rate with capacity expansion to remain over 100%.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our financial statements, which are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in the notes to our financial statements, the following accounting policies involve a greater degree of judgment and complexity. A critical accounting policy is one that is both material to the presentation of our financial statements and requires us to make difficult, subjective or complex judgments for uncertain matters that could have a material effect on our financial condition and results of operations. Accordingly, the policies below are those that we believe are the most critical to fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We generate revenues from the licensing of our software products, typically in the form of one-year term “subscription” or capacity-based licenses that have a defined term, and from project fees for technical consulting services and training. Licenses for our software products may be software-only, to be run on the customer’s own computer hardware, or provided in the form of software-as-a-service, via our hosted PowerFLOW OnDemand offering. We recognize revenues from licensing our software products in accordance with ASC 985-605, Software Revenue Recognition and, in the case of licenses provided in the form of software-as-a-service, ASC 605, Revenue Recognition. Term licenses typically have a term of one year. Capacity-based licenses allow the customer to buy simulation capacity either as a service hosted by us or in the form of a limited amount of simulation capacity on customer installed software and are sold based upon simulation capacity expected to be used within a certain time period—typically not exceeding one year. Licenses have finite terms that are not extendible at their expiration, and capacity usage is limited by contract to the amount specified. Our practice is not to modify existing capacity-based licenses to allow simulation capacity to be added to an existing arrangement. A customer desiring to purchase additional simulation capacity or to license additional users of our preparation and analysis software during the term of the original simulation license must do so by entering into a separate arrangement. Revenue from these new arrangements is recognized over the term of the new agreements, which include bundled maintenance and support, and are for a term of less than twelve months, coterminous with the remaining term of the original simulation license.

We typically sell term and capacity-based software licenses combined in a bundled sale. For instance, when customers purchase simulation capacity, they typically also purchase a number of term-based licenses for preparation and analysis software. All of our software licenses include multiple elements such as support and maintenance. Pursuant to the guidance within ASC 985-605, we have determined that since we do not have vendor-specific objective evidence of the fair value of the individual elements contained in a bundled sale of term and capacity-based software licenses, the arrangement is treated as a single unit of accounting and revenue is recognized ratably on a daily basis over the term of the license agreement, which coincides with the duration of the maintenance and support services. Our arrangements typically do not include rights to carryover any unused capacity beyond the contractual license term or any customer right of return.

We have occasionally licensed our PowerTHERM application, which has functionality that can be utilized independently from PowerFLOW, on a standalone basis, under a term license in a bundled arrangement including support and maintenance. Revenue from these arrangements is recognized over the term of the license agreement.

We commence recognition of subscription license revenue when persuasive evidence of an arrangement exists; delivery of the software or license keys has occurred and all service elements, if bundled or linked, have commenced; payment is fixed or determinable; and collection of the resulting receivable is considered probable by management. Payments received from customers in advance of revenue recognition are treated as deferred revenue.

When we host the licensed software as part of our PowerFLOW OnDemand software-as-a-service offering, which includes support and maintenance and hosting services, we recognize revenue from the arrangement ratably over the combined service period.

If training or technical consulting services projects are bundled with a software license sale or, as a result of specific facts and circumstances, are determined to be linked with a software license sale, we treat this as one arrangement and recognize revenue ratably on a daily basis over the license period provided that delivery of all elements of the arrangement have commenced.

We also derive revenue from fees for separate, project-based services. Pricing of these projects is generally either fixed fee or time and material based. We recognize revenue from these service arrangements in accordance with ASC 605. To the extent that adequate project reporting of time incurred and time to complete records exist, we recognize consulting services revenue as the services are performed under the proportionate performance method. If adequate documentation does not exist, revenue recognition is deferred until the contract is completed. To date, we have not implemented time reporting and project accounting administration systems adequate to enable us to reliably measure proportionate performance. Accordingly, we have recognized the majority of revenue from project arrangements upon completion of the contracted services. Our plan is to evaluate the costs and benefits of a project time tracking and accounting system that would support the recognition of revenue from project-based services under the proportionate performance method.

Revenue is presented net of any value-added or sales taxes collected from customers.

Income Taxes

We are subject to income taxes in both the United States and international jurisdictions, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with ASC 740, Income Taxes, which requires that deferred tax assets and liabilities be recorded based on temporary differences between the financial statement amounts and the tax basis of assets and liabilities, measured using enacted tax rates in effect for the year in which the differences are expected to reverse. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of all of the deferred tax asset will not be realized.

We periodically evaluate the realizability of our net deferred tax assets and record a valuation allowance against net deferred tax assets when uncertainties exist as to their realization. The realizability of the deferred tax assets is evaluated quarterly. We review all available evidence to evaluate the recoverability of our United States federal and state and foreign deferred tax assets, including net operating losses and research and development tax credits. Our analysis includes our recent earnings history in all tax jurisdictions over the last three years, as well as our ability to generate income in future periods. As of January 31, 2010, due to the uncertainty related to the ultimate use of our deferred income tax assets, we maintained a full valuation allowance against our United States federal and state and foreign deferred tax assets. As of January 31, 2011, due to the uncertainty related to the ultimate use of our deferred income tax assets as a result of our history of losses in the current year and our cumulative loss before tax for the three years ended January 31, 2011, we maintained a full valuation allowance against our United States deferred tax assets. As of January 31, 2011, we determined that it was more likely than not that we would be able to realize our foreign deferred tax assets, primarily as a result of our profitability in the foreign jurisdictions in which we operated in the current year and cumulatively for the three years in the period ended January 31, 2011, and our expectation of future earnings in those jurisdictions for the next fiscal year. Accordingly, we reversed $1.2 million of our valuation allowance. At January 31, 2012 we determined that it was more likely than not that we would be able to realize our United States deferred tax assets, primarily as a result of our achievement during the fourth quarter of fiscal year 2012 of cumulative profitability for the three years ended January 31, 2012 and our forecasted profit before tax in fiscal year 2013. Accordingly, we reversed $12.8 million of our valuation allowance. As of January 31, 2012, we no longer maintain any valuation allowance.

Our current intention is to reinvest the total amount of our unremitted foreign earnings in the local international jurisdiction or to repatriate the earnings only when tax-effective. As a result, we have not provided for United States taxes on the unremitted earnings of our international subsidiaries of $2.0 million.

As of February 1, 2011, we had gross unrecognized tax benefits of $1.9 million. Of this amount, $1.9 million (net of the federal benefit on state tax issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect our effective income tax rate in future periods. Also as of February 1, 2011, we had accrued $8 thousand of interest expense related to these unrecognized tax benefits. When appropriate, we will recognize interest accrued and penalties, if incurred, related to unrecognized tax benefits as a component of income tax expense. Unrecognized tax benefits increased during the twelve months ended January 31, 2012 by $656 thousand. We do not expect that the unrecognized tax benefit will change significantly within the next twelve months. We or one or more of our subsidiaries file income tax returns in the United States federal jurisdiction and various states and international jurisdictions. With limited exceptions, we are no longer subject to United States federal, state or foreign examinations for years prior to January 31, 2007, however, carryforward attributes that were generated prior to January 31, 2007 may still be adjusted upon examination by United States federal, state or foreign tax authorities if they either have been or will be used in a future period.

Stock-Based Compensation

We have issued options to purchase our common stock as well as options to purchase shares of our Series G preferred stock. Upon the closing of the offering contemplated by this prospectus, after giving effect to the 1-for-6.5 reverse stock split effected on June 8, 2012, each outstanding option to purchase a share of Series G preferred stock will entitle the holder to purchase two-thirteenths of a share of our common stock, on the same terms.

We account for stock based compensation in accordance with ASC 718, Compensation—Stock Compensation. ASC 718 establishes accounting for stock-based awards exchanged for employee services. Under the fair value recognition provisions of ASC 718, share based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service / vesting period. Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility.

We estimate the grant date fair value of stock options and the related compensation expense, using the Black-Scholes option valuation model. This option valuation model requires the input of subjective assumptions including: (1) expected life (estimated period of time outstanding) of the options granted, (2) volatility, (3) risk-free rate and (4) dividends. Because share-based compensation expense is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeiture rates differ from those estimates. We have estimated expected forfeitures of stock options based on our historical turnover rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our estimates, additional adjustments to compensation expense may be required in future periods. In general, the assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Information pertaining to the Black-Scholes valuation of common stock options granted during fiscal years 2011 and 2012 is as follows:

	Year Ended January 31,
	2011	2012
Options granted	49,518	576,152
Weighted-average exercise price	$6.50	$11.31
Weighted-average grant date fair value of common stock options	$3.71	$6.37
Assumptions:
Expected volatility	57.5%	56.7%
Expected term (in years)	6.25	6.48
Risk-free interest rate	2.84%	2.11%
Expected dividend yield	0.0%	0.0%

On March 6, 2012, our board granted to certain non-executive employees options to purchase an aggregate of 3,303 shares of common stock at an exercise price of $11.38 per share. These awards were not communicated to employees until May 2012 and therefore will be treated for accounting purposes as having been granted in the second quarter of fiscal year 2013.

Exercise price and fair value of common stock

The fair value of the shares of common stock that underlie the stock options we have granted under the various plans outstanding has historically been determined by our board of directors based upon information available to it at the time of grant. Because, prior to this offering, there has been no public market for our common stock, our board of directors determined the fair value of our common stock by utilizing, among other things, recent or contemporaneous valuation information available to it. All options have been granted at exercise prices not less than the fair value of the underlying shares on the date of grant.

Expected volatility

We compute volatility under the “calculated value method” of ASC 718 by utilizing the average of a peer group comprised of publicly-traded companies and expect to continue to do so until we have adequate historical data regarding the volatility of our traded stock price. The peer group was determined based upon companies considered to be direct competition or having been presented by independent parties as a “comparable” company based upon market sector. In determining a comparable, we have excluded “large-cap” entities.

Expected term

Since adopting ASC 718, we have been unable to use historical employee exercise and option expiration data to estimate the expected term assumption for the Black-Scholes grant-date valuation. We have therefore utilized the “simplified” method, as prescribed by the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment, to estimate on a formula basis the expected term of our stock options considered to have “plain vanilla” characteristics.

Risk-free interest rate

We utilize the Federal Reserve Board’s published Treasury Constant Maturity rate which most closely matches the option term.

Expected dividend yield

Our Board of Directors historically has not declared cash dividends and does not expect to issue cash dividends in the future. We therefore use an expected dividend yield equal to zero.

Significant Factors Used in Determining the Fair Value of Our Common Stock

The fair value of the shares of common stock that underlie the stock options we have granted under the various plans outstanding has historically been determined by our board of directors based upon information available to it at the time of grant. Prior to January 31, 2011, the board did not conduct any formal valuation procedure or commission any third party valuation or appraisal in connection with its determinations of the fair value of our common stock. The board considered the most persuasive evidence of fair value to be the prices at which our securities were sold in actual arms’ length transactions. The board of directors also considered numerous other objective and subjective factors in the assessment of fair value, including reviews of our business and financial condition, the conditions of the industry in which we operate and the markets that we serve and general economic, market and United States and global capital market conditions, an analysis of publicly traded peer companies, the lack of marketability of our common stock, the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, the preferences and privileges of the preferred stock over the rights of the common stock, the status of strategic initiatives being undertaken by management and the board of directors and, after January 31, 2011, independent third party valuations of our common stock. All options have been granted at exercise prices not less than the fair value of the underlying shares on the date of grant.

In considering the fair value of our common stock, the board of directors and management have considered the impact of the accumulated liquidation preferences of our preferred stock. The board recognized that any sale or other exit scenario other than an initial public offering at a valuation less than the accumulated liquidation preference would result in the receipt by common stockholders of no consideration. However, when estimating the fair value of our common stock for purposes of equity-based compensation, our board also took into account the alternative that all outstanding shares of preferred stock would convert to common stock prior to the exit transaction, such that the accumulated liquidation preferences would not factor into the fair value of the common stock.

During fiscal years 2011 and 2012 and the three months ended April 30, 2012, we granted options to purchase shares of our common stock as follows:

Equity-based compensation awards since February 1, 2010

Date of grant	Aggregate number of shares subject to award	Award recipients	Exercise price	Fair value of common stock
March 11, 2010	30,302 shares of common stock	9 non-executive employees	$6.50	$6.50
June 3, 2010	5,380 shares of common stock	7 non-executive employees	$6.50	$6.50
September 20, 2010	11,530 shares of common stock	19 non-executive employees	$6.50	$6.50
December 3, 2010	2,306 shares of common stock	4 non-executive employees	$6.50	$6.50
February 24, 2011	4,228 shares of common stock	5 non-executive employees	$6.50	$6.50
March 21, 2011	1,922 shares of common stock	3 non-executive employees	$6.50	$6.50
July 19, 2011	493,044 shares of common stock	4 non-employee directors, 5 executive officers and 47 non-executive employees	$11.38	$11.38
August 1, 2011	30,596 shares of common stock	43 non-executive employees	$11.38	$11.38
September 8, 2011	15,605 shares of common stock	24 non-executive employees	$11.38	$11.38
December 7, 2011	30,757 shares of common stock	21 non-executive employees	$11.38	$11.38
March 6, 2012	3,303 shares of common stock	8 non-executive employees	$11.38	$11.38

Awards during the three months ended April 30, 2010

At the beginning of fiscal year 2011, we faced significant uncertainty. The global credit crisis and recession had significantly affected us and our customers, many of which had reduced or postponed their purchases of new licenses and usage of our simulation services. This had resulted in declines in bookings and license revenue in fiscal year 2010, to which we had responded by initiating reductions in headcount, salary cuts and other expense control measures. Additionally, we were in need of capital, and under pressure to repay a bridge loan that had been extended to us by one of our principal stockholders, FMR LLC.

Prior to our option awards in March 2010, the most recent arms’ length transactions involving our securities had occurred in April 2008, at which time we sold 3.4 million shares of Series I preferred stock in a private placement for $1.48 per share. Giving effect to the 1-for-6.5 reverse stock split and assuming the conversion to common stock of our Series I preferred stock, this was the equivalent of 523 thousand shares of common stock at $9.62 per share. At the same time, we retired indebtedness to certain of our venture capital investors that was to mature in December 2008 by issuing approximately 677 thousand additional shares of Series I preferred stock at a price of $1.48 per share (equivalent to 104 thousand shares of common stock at $9.62 per share) and approximately 150 thousand shares of common stock at $6.50 per share.

At the time of the March 2010 option awards, our board considered that the business, prospects and financial condition of the company had, if anything, deteriorated since the April 2008 transactions. Accordingly, the board discussed and considered that the valuation might be lower than $6.50 per share due to the global credit and economic crisis, its impact on Exa and its customers, and the uncertainty the crisis had caused in global financial and stock markets. However, the board decided that it was not desirable to adjust the valuation based on short-term market dynamics that made assessments of the valuation of our common stock more uncertain and instead chose to give more weight to the most recent actual transactions in our stock. Further corroboration that the fair value of the common stock was no greater than $6.50 per share was provided by the fact that in March 2010 one of our executive officers agreed to sell to us 40 thousand shares of Series G preferred stock, a security senior in liquidation to the common stock but convertible into common stock, at a price of $1.00 per share (equivalent to six thousand shares of common stock at $6.50 per share). The board decided that there was no compelling basis on which to determine that the fair value of our common stock had increased or decreased from the $6.50 per share reflected in the April 2008 Series I and debt conversion transactions and the March 2010 share repurchase, and that $6.50 per share represented the best estimate of fair value.

Awards during the three months ended July 31, 2010

At the meeting in June 2010 at which our board awarded options for 5,380 shares of common stock at an exercise price of $6.50 per share, our management also reported that revenue for the second quarter was expected to fall short of the forecast amount, that the company was at risk of losing key technical personnel, and that an additional reduction in headcount had been implemented, with the goal of reallocating salaries in order to retain the services of these key employees.

The board again discussed and considered that the valuation might be lower than $6.50 per share due to these developments, as well as the global credit and economic crisis, its impact on Exa and its customers, and the uncertainty the crisis had caused in global financial and stock markets. Consistent with its analysis in the March meeting, the board decided that it was not desirable to adjust the valuation based on short-term market dynamics that made assessments of the valuation of our common stock more uncertain and instead chose to give more weight to the most recent actual transactions in our stock. Therefore, the board decided not to reduce the exercise price of the options granted at that time and determined that $6.50 per share represented the best estimate of the fair value of our common stock.

Awards during the three months ended October 31, 2010

In third quarter of fiscal year 2011, growth was resuming in our customer base; this was evidenced by recent customer simulation capacity upgrades and increased project activity. Management also was forecasting a strong return to growth later in the year based on preliminary budget discussions with customers. However, management continued to struggle with a solution to our working capital shortage. In light of these circumstances, the board considered that the fair value of our common stock on September 20, 2010 remained no higher than $6.50 per share.

Awards during the three months ended January 31, 2011

Prospects for our business had improved along with the broader economy, and bookings growth had resumed. In addition, in December 2010, we had reached agreement on the principal terms for an $8.5 million mezzanine financing in the form of a term loan from one of our stockholders and another, unaffiliated, lender accompanied by warrants to purchase 1.2 million shares of our Series G preferred stock at an exercise price of $0.94 per share (equivalent to 185 thousand shares of common stock at $6.11 per share). This transaction was ultimately completed in January 2011. This transaction provided corroboration that the fair value of the common stock was no greater than $6.50 per share as the Series G preferred stock is senior in liquidation to the common stock but convertible into common stock and given that the lead lender in this transaction, which is unaffiliated with Exa, negotiated with a view to ensuring that these Series G preferred stock warrants were priced at what it considered to be fair value.

Under these circumstances, the board decided that there was no justification for increasing its estimate of the fair value of the common stock in connection with its option awards on December 3, 2010.

Awards during the three months ended April 30, 2011

During the first quarter of fiscal year 2012, our management and board held discussions with investment banking firms and certain private equity investors concerning recapitalization or other transactions. In addition, given the improvement in our performance and financial condition and the recent improvement in the market for initial public offerings, our management also discussed the possibility of an initial public offering with several investment banking firms.

On February 24 and March 21, 2011, an investment banking firm (the lead underwriter of this offering) presented to the board regarding these alternatives, including the possibility of our pursuing an initial public offering. The prospective underwriter provided an estimate of value assuming a private equity investment prior to an initial public offering which was consistent with the board’s previous determination of fair value.

Prior to January 31, 2011, the board did not conduct any formal valuation procedure or commission any third party valuation or appraisal in connection with its determinations of the fair value of our common stock. The board considered the most persuasive evidence of fair value to be the prices at which our securities were sold in actual arms’ length transactions. In connection with our preparation of the unaudited financial statements for the three months ended April 30, 2011 that are included in this prospectus, the board of directors commissioned a valuation study by an unrelated valuation firm. This firm provided an opinion dated May 13, 2011 that the fair value of our common stock as of January 31, 2011 was $3.12 per share. In performing its analysis, the valuation firm used valuation methodologies consistent with the requirements of AICPA Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, which we refer to as the Practice Aid, including the guidance in the March 2011 working draft for revisions to the Practice Aid.

In determining the fair value of our common stock in connection with its equity awards in February and March 2011, the board chose not to rely entirely on this valuation, since the valuation approach placed a significant probability on scenarios which resulted in the preferred shareholders’ liquidation preference receiving the entire value. Taking into account its view of the probability of the various exit scenarios, including the recent indications of value and preliminary discussions about a possible initial public offering, the board decided that on balance there was no justification for increasing or decreasing its estimate of the fair value of the common stock in connection with its option awards on February 24 and March 21, 2011.

On April 4, 2011, the board authorized management to proceed with preparations for an initial public offering.

Awards during the three months ended July 31, 2011

In anticipation of our award of stock options prior to our initial public offering, the board commissioned a second valuation study by the unrelated valuation firm. On July 4, 2011, the firm provided an opinion concluding that the fair value of our common stock as of June 15, 2011 was $7.67 per share.

On July 19, 2011, our board granted to our non-employee directors, executive officers and other employees options to purchase an aggregate of 493,044 shares of our common stock, at an exercise price of $11.38 per share. In determining that $11.38 per share represented the fair value of our common stock on that date, the board considered the progress that had been made in preparing for our initial public offering, as a result of which it weighted the probability of successful completion of an initial public offering more heavily than the valuation firm had done in its opinion.

In addition, in concluding that the fair value of our common stock exceeded the $7.67 per share third party valuation, the board considered other factors that had contributed to an increase in fair value of our common stock from January 31, 2011 to the June 15, 2011 valuation and then to the July 19, 2011 valuation, including:

•	significantly higher revenue and revenue growth rate in the first quarter of fiscal year 2012 and forecasted for fiscal year 2012;

•	significantly improved profitability in the first quarter of fiscal year 2012 and forecasted for fiscal year 2012;

•

increased weighting in the valuation process of the possibility of a public offering as opposed to a liquidation or sale of our company in which the preponderance of value realized would be allocated to satisfy the accumulated liquidation preferences of the preferred stock; and

•	improved stock market valuations in general and for our publicly traded peer companies.

On July 19, 2011, our board also authorized the grant of options to purchase up to 30,769 shares of our common stock to certain non-executive employees to be designated by our chief executive officer. The board concluded that these options should also be granted at $11.38 per share, provided that the chief executive officer finalized the list of recipients and issued the options promptly following the resolution.

Awards during the three months ended October 31, 2011

On August 1, 2011, pursuant to our board’s July 19, 2011 authorization, our chief executive officer finalized the grant of options to purchase an aggregate of 30,596 shares of our common stock, at an exercise price of $11.38 per share, to 43 non-executive employees.

On September 8, 2011, our board granted to certain non-executive employees options to purchase an aggregate of 15,605 shares of our common stock, at an exercise price of $11.38 per share. On that date, the board reviewed the June 15, 2011 valuation by the unrelated valuation firm and the status of our preparations for our initial public offering, and re-assessed its July 19, 2011 valuation discussion. Based on this discussion, the board determined that there had been no change in the fair value of our common stock, which remained $11.38 per share.

Awards during the three months ended January 31, 2012

On December 7, 2011, our board granted to certain non-executive employees options to purchase an aggregate of 30,757 shares of our common stock at an exercise price of $11.38 per share. On that date, the board reviewed the June 15, 2011 valuation by the unrelated valuation firm and re-assessed its July 19, 2011 and September 8, 2011 valuation discussions. The board also took into consideration the status of our preparations for our initial public offering, which had effectively been placed on hold in November 2011. Based on this discussion the board determined that there had been no change in the fair value of our common stock, which remained at $11.38 per share.

Awards during the three months ended April 30, 2012

On March 6, 2012, our board granted to certain non-executive employees options to purchase an aggregate of 3,303 shares of our common stock at an exercise price of $11.38 per share. On that date, the board reviewed the June 15, 2011 valuation by the unrelated valuation firm and the status of our preparations for our initial public offering, and re-assessed its July 19, 2011, September 8, 2011 and December 7, 2011 valuation discussions. Based on this discussion the board determined that there had been no change in the fair value of our common stock, which remained at $11.38 per share. These awards were not communicated to employees until May 2012 and therefore will be treated for accounting purposes as having been granted in the second quarter of fiscal year 2013.

Research and Development Expenses

Research and development expense includes costs incurred to develop intellectual property. The costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. We have determined that technological feasibility is established at the time a working model of software is completed. Because we believe that under our current process for developing software completion of the software occurs essentially concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

Foreign Currency Translation

We have subsidiaries in England, France, Germany, Italy, Japan, Korea and China. Foreign subsidiary records are maintained in the local currency. Through fiscal 2010, our foreign subsidiaries used the United States dollar as their functional currency in accordance with ASC 830, Foreign Currency Matters. Accordingly, we re-measured all assets and liabilities of the subsidiaries into United States dollars, with any resulting unrealized gains or losses being recorded as a component of other income (expense), net in the accompanying consolidated statements of operations. We review the functional currency of our subsidiaries on an annual basis in accordance with the “Foreign/Parent Currency” indicators outlined in Appendix A to ASC 830 to determine if the functional currency should be changed to the local currency. In fiscal 2011, we concluded that the nature of the operations of our foreign subsidiaries, other than our subsidiaries in England and Italy, indicated that the functional currency should be changed to the respective local currency. As a result, beginning in fiscal 2011, our French, German, Japanese and Korean subsidiaries translate their assets and liabilities denominated in their functional currency at current rates of exchange in effect at the balance sheet date. Beginning in fiscal year 2012, our review of the operations of our Italian subsidiary indicated that our Italian subsidiary should change its functional currency to the local currency. As a result, beginning in fiscal 2012, our Italian subsidiary translates its assets and liabilities denominated in its functional currency at current rates of exchange in effect at the balance sheet date. During the first quarter of fiscal year 2013, we established our Chinese subsidiary. Our review of the operations of this subsidiary indicated that it should use the local currency as its functional currency. As a result, our Chinese subsidiary translates its assets and liabilities denominated in its functional currency at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of other comprehensive income. Transaction gains and losses and re-measurement of assets and liabilities denominated in currencies other than an entity’s functional currency are included in other income (expense), net.

Valuation of Equity Participation Right

In connection with a bridge financing provided by a stockholder, FMR LLC, we granted to FMR LLC the right, which we refer to in this prospectus as the “equity participation right,” to invest up to $10 million at a 15% discount in our next equity investment round (if any), either by converting the existing debt or by participating with a cash investment. The equity participation right does not apply to, and will terminate upon the closing of, the offering described in this prospectus. Because there are no observable inputs into the valuation of the equity participation right, at each reporting period, the equity participation right was valued based on our best estimate of inputs that market participants would use for pricing the liability at each measurement date, including assumptions about risk. We calculated the fair value of the equity participation right by applying the estimated probability of the right becoming exercisable to the instrument’s maximum intrinsic value of $1.8 million and discounting that value using a credit-adjusted interest rate of 5% to arrive at its present value.

At the inception of the equity participation right, we considered the probability of exercise to be remote and ascribed no value to the right. Based on our potential financing activities at the time, our assessment was that there was no expectation that the right would become exercisable prior to its original expiration date. In April 2010, the expiration of the equity participation right was extended until such time as an appropriate financing occurs or an initial public offering of our common stock, at which time the right expires. Due to this extension of the expiration date of the equity participation right, we determined that there was an approximately 33% chance that the equity participation right would become exercisable. Based upon that probability, we ascribed a fair value of $552,000 to the instrument, and recorded the full amount to other long-term liabilities and interest expense. As the equity instrument is deemed to be a derivative, it is marked to market at each reporting period.

As of January 31, 2012, we assessed the probability of the equity participation right becoming exercisable prior to an initial public offering of our common stock and after considering the status of our pending registration statement on Form S-1, determined that the probability of exercise had declined to approximately 16.5%, resulting in a $276,000 reduction in the fair value of the equity participation right. As of April 30, 2012, we re-assessed the probability of the equity right becoming exercisable prior to an initial public offering of our common stock, and concluded it was unchanged. Upon completion of the offering described in this prospectus, the equity participation right will expire and its fair value will decline to zero.

Valuation of Acquired Intangible Assets

Our intangible assets, which were acquired as part of a business combination, are valued based on estimates of future cash flows and amortized over their estimated useful lives. We evaluate intangible assets when events occur or circumstances change that may reduce the value of the asset below its carrying amount using forecasts of discounted future cash flows. Intangible assets totaled $0 and $3.5 million, respectively, at January 31, 2011 and January 31, 2012. Estimates of future cash flows require assumptions related to revenue and operating income growth, asset-related expenditures, working capital levels and other factors. Different assumptions from those made in our analysis could materially affect projected cash flows and our evaluation of impairment. Should the fair value of our finite-lived intangible assets decline because of reduced operating performance, market declines, or other indicators of impairment, or as a result of changes in the discount rate, charges for impairment may be necessary.

Results of Operations

The following tables set forth, for the periods presented, data from our consolidated statement of operations as well as that data as a percentage of revenues. The information contained in the tables below should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus.

	Year Ended January 31,			Three Months Ended April 30,
	2010 Restated (1)	2011 Restated (1)	2012	2011 Restated (1)	2012
	(in thousands)
License revenue	$26,837	$30,584	$38,724	$9,176	$9,985
Project revenue	8,781	7,323	7,176	1,044	1,281

Total revenues	35,618	37,907	45,900	10,220	11,266

Operating expenses:
Cost of revenues	9,956	9,896	12,075	2,810	3,223
Sales and marketing	5,304	6,110	6,233	1,274	1,600
Research and development	12,595	12,777	14,449	3,202	4,140
General and administrative	6,829	6,291	8,124	1,638	2,030

Total operating expenses	34,684	35,074	40,881	8,924	10,993

Income from operations	934	2,833	5,019	1,296	273
Other expense, net:
Foreign exchange loss	(766)	(198)	(106)	(464)	(0)
Interest expense, net	(672)	(1,411)	(1,284)	(270)	(412)
Other income (expense), net	12	10	(213)	66	66

Total other expense, net	(1,426)	(1,599)	(1,603)	(668)	(346)

(Loss) income before income taxes	(492)	1,234	3,416	628	(73)
Provision (benefit) for income taxes	521	839	(11,040)	390	(84)

Net (loss) income	$(1,013)	$395	$14,456	$238	$11

	Year Ended January 31,			Three Months Ended April 30,
	2010 Restated (1)	2011 Restated (1)	2012	2011 Restated (1)	2012
License revenue	75.3%	80.7%	84.4%	89.8%	88.6%
Project revenue	24.7%	19.3%	15.6%	10.2%	11.4%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Operating expenses:
Cost of revenues	28.0%	26.1%	26.3%	27.5%	28.6%
Sales and marketing	14.9%	16.1%	13.6%	12.5%	14.2%
Research and development	35.4%	33.7%	31.5%	31.3%	36.7%
General and administrative	19.2%	16.6%	17.7%	16.0%	18.0%

Total operating expenses	97.5%	92.5%	89.1%	87.3%	97.5%

Income from operations	2.5%	7.5%	10.9%	12.7%	2.5%
Other expense, net:
Foreign exchange loss	(2.2)%	(0.5)%	(0.2)%	(4.5)%	(0.0)%
Interest expense, net	(1.9)%	(3.7)%	(2.8)%	(2.6)%	(3.7)%
Other income (expense), net	0.0%	0.0%	(0.5)%	0.6%	0.6%

Total other expense, net	(4.1)%	(4.2)%	(3.5)%	(6.5)%	(3.1)%

(Loss) income before income taxes	(1.4)%	3.3%	7.4%	6.2%	(0.6)%
Provision (benefit) for income taxes	(1.5)%	2.2%	(24.1)%	3.8%	(0.7)%

Net (loss) income	(2.9)%	1.1%	31.5%	2.4%	0.1%

(1)	Our consolidated financial statements for fiscal years 2010 and 2011 and for the first three months of fiscal year 2012 have been restated. See Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Due to rounding, totals may not equal the sum of the line items in the tables above.

Three months ended April 30, 2012 compared to three months ended April 30, 2011

License revenue increased 8.8%, from $9.2 million for the three months ended April 30, 2011 to $10.0 million for the three months ended April 30, 2012. The increase was due to an increase in consumption of licensed simulation capacity by new and existing customers. Of this increase, $567 thousand was due to an increase in consumption of simulation capacity by our existing customers, and $242 thousand was attributable to new customers. Project revenue increased 22.7%, from $1.0 million for the three months ended April 30, 2011 to $1.3 million for the three months ended April 30, 2012, due to increased project activity.

Cost of revenues increased 14.7%, from $2.8 million for the three months ended April 30, 2011 to $3.2 million for the three months ended April 30, 2012, and cost of revenues also increased as a percentage of total revenue from 27.5% to 28.6%. Increases of $482 thousand in employee related costs due to increases in headcount in our application engineering organizations and $70 thousand in our data center costs due to increased utilization of our simulation services and increased project activity were partially offset by a decrease of $152 thousand in royalty costs. The decrease in royalty costs was the result of our acquisition from science + computing AG in November 2011 of certain intellectual property assets related to our PowerVIZ product on which we had previously paid royalities.

Sales and marketing expenses increased 25.5%, from $1.3 million, or 12.5% of total revenue, for the three months ended April 30, 2011 to $1.6 million, or 14.2% of total revenue, for the three months ended April 30, 2012. The increase in sales and marketing expenses was primarily due to increases of $168 thousand in employee-related costs, $74 thousand in travel expenses, $45 thousand in stock compensation, and $34 thousand in recruiting fees due to our efforts to increase the size of our sales force.

Research and development expenses increased 29.3%, from $3.2 million, or 31.3% of total revenue, for the three months ended April 30, 2011 to $4.1 million, or 36.7% of total revenue, for the three months ended April 30, 2012. The increase in research and development expenses was primarily due to increases of $455 thousand in salaries and wages, $102 thousand in bonuses, and $63 thousand in employee benefits due to increases in headcount, along with increases of $120 thousand in 401(k) matching contributions, $68 thousand in stock compensation expenses and $93 thousand in professional services expenses.

General and administrative expenses increased 23.9%, from $1.6 million, or 16.0% of total revenue, for the three months ended April 30, 2011 to $2.0 million, or 18.0% of total revenue, for the three months ended April 30, 2012. Contributing to the increase were increases of $241 thousand in employee related costs, $69 thousand in recruiting fees, $77 thousand in stock compensation expense, $93 thousand in legal fees, and $117 thousand in depreciation expense allocated to general and administrative expenses, which were partially offset by a decrease of $169 thousand in accounting and audit fees.

Total other expense, net decreased 48.2%, from $668 thousand for the three months ended April 30, 2011 to $346 thousand for the three months ended April 30, 2012. This decrease was primarily attributable to a $464 thousand decrease in our foreign exchange loss, which was partially offset by an increase of $142 thousand in net interest expense.

Our effective income tax rate, including discrete items, was 115.0% and 62.2% for the three months ended April 30, 2012 and 2011, respectively. Our effective income tax rate is based upon estimated income for the year, the estimated composition of the income in different jurisdictions and discrete adjustments, if any, in the applicable quarterly periods and the resolution or identification of tax position uncertainties. For the three months ended April 30, 2012, our effective income tax rate was higher than the federal statutory tax rate mainly due to the impact of non-deductible expenses and state taxes offset by state credits. Additionally, the rate was increased discretely for a mark-to-market adjustment on our outstanding preferred stock warrants for which there is no tax provision. For the three months ended April 30, 2011, our effective income tax rate was higher than the federal statutory tax rate mainly due to the impact of non-deductible expenses and state taxes offset by a change in our valuation allowance related to tax credits and net operating losses for which no tax benefit is recognized. Additionally, the rate was increased discretely for the impact of foreign withholding taxes.

Fiscal year ended January 31, 2012 compared to fiscal year ended January 31, 2011

License revenue increased 26.6%, from $30.6 million in fiscal year 2011 to $38.7 million in fiscal year 2012. Of this increase, $7.0 million was due to an increase in consumption of simulation capacity by our existing customers, and $1.0 million was attributable to new customers. Project revenue decreased 2.0% from $7.3 million in fiscal year 2011 to $7.2 million in fiscal year 2012.

Cost of revenues increased 22.0%, from $9.9 million in fiscal year 2011 to $12.1 million in fiscal year 2012, but slightly increased as a percentage of total revenue from 26.1% to 26.3% because revenue grew at a nearly comparable rate to the cost of revenues over the respective periods. Increases of $739 thousand in royalty costs due to increased sales of licenses for products on which we are required to pay royalties, $1.2 million in employee-related costs due to increases in headcount in our customer support and application engineering organizations and $155 thousand in the amount of occupancy costs allocated to cost of revenue were partially offset by a decrease of $125 thousand in depreciation expense. The decrease in depreciation expense was the result of reduced purchases of capital equipment in fiscal years 2009 and 2010 in comparison to prior periods, and the fact that certain assets had become fully depreciated in fiscal year 2012.

Sales and marketing expenses increased 2.0%, from $6.1 million, or 16.1% of total revenue in fiscal year 2011 to $6.2 million, or 13.6% of total revenues in fiscal year 2012. Increases of $217 thousand in recruiting fees incurred in connection with our efforts to increase our sales force, $124 thousand in employee travel costs and $47 thousand in marketing related costs were partially offset by decreases of $145 thousand in consultant and contractor costs and $116 thousand in employee-related costs allocated to sales and marketing expenses.

Research and development expenses increased 13.1% from $12.8 million, or 33.7% of total revenue, in fiscal year 2011 to $14.4 million, or 31.5% of total revenue in fiscal year 2012. Increases of $1.0 million in salary and wage expense, $312 thousand in bonus expense, $96 thousand in employee travel costs, $63 thousand in research sponsorship programs, and $91 thousand in consultant and contractor costs were partially offset by a decrease of $165 thousand in data center costs and a decrease of $189 thousand in depreciation expense.

General and administrative expenses increased 29.1%, from $6.3 million, or 16.6% of total revenue, in fiscal year 2011 to $8.1 million, or 17.7% of total revenues, in fiscal year 2012. Contributing to the increase were increases of $386 thousand in employee related costs, $172 thousand in stock compensation, $784 thousand in accounting and audit fees allocated to general and administrative expenses, $157 thousand in depreciation expense and $130 thousand in internet service costs allocated to general and administrative expenses. These expenses were partially offset by decreases of $92 thousand in other general and administrative expenses and $194 thousand in consultant and contractor costs.

Total other (expense), net remained unchanged at $1.6 million for both fiscal years 2011 and 2012. An increase of $223 thousand in other income, was offset by a decrease of $92 thousand in our foreign exchange gains and an increase of $126 thousand in interest expense. The year-over-year increase in other income was due to $276 thousand of gain recorded in fiscal year 2012 due to the marking to market of the FMR LLC equity participation right.

Our provision for income taxes decreased $11.8 million from a provision of $839 thousand in fiscal year 2011 to a benefit of $11.0 million in fiscal year 2012, and our effective tax rate decreased from 67.98% to (323.23)%. The decrease in the tax provision relates primarily to the release of the valuation allowance on our United States deferred tax assets in the amount of $12.8 million, The release of the valuation allowance was based upon our cumulative history of earnings before taxes for financial reporting purposes over the three-year period ending on January 31, 2012 and our expectation that we will achieve profit before taxes in future periods. The impact of the release was offset by an increase in foreign income taxes of $452 thousand and United States deductions with no tax benefit of $217 thousand on a tax effected basis. The increase in foreign taxes was primarily due to a $147 thousand increase in Korean withholding taxes, a $116 thousand change in the foreign rate differential and a $177 thousand decrease in foreign tax deductions on a tax effected basis, offset by a $45 thousand decrease in the provision for uncertain tax positions. Because Korean withholding taxes constitute a substantial portion of our foreign taxes, changes to the amount of sales to our Korean customers in future periods will have a disproportionate impact on our foreign tax provision for those periods.

The benefit from income taxes of $11.0 million recorded in fiscal year 2012 had a significant favorable impact on our net income in fiscal year 2012 that we do not expect to recur in future periods. For purposes of comparison, our income before income taxes in fiscal year 2012 increased 276%, from $1.2 million in fiscal year 2011 to $3.4 million in fiscal year 2012.

Fiscal year ended January 31, 2011 compared to fiscal year ended January 31, 2010

License revenue increased 14%, from $26.8 million in fiscal year 2010 to $30.6 million in fiscal year 2011. Of this increase, $3.5 million was due to an increase in consumption of simulation capacity by our existing customers, and $0.3 million was attributable to new customers. Despite an overall increase in project activity, project revenue decreased 16.6% from $8.8 million in fiscal year 2010 to $7.3 million in fiscal year 2011. The year-over-year decrease was due primarily to the fact that project revenue in fiscal year 2010 was unusually high due to the completion in fiscal year 2010 of a number of projects that had been deferred or delayed in fiscal 2009.

Cost of revenues decreased 0.6%, from $10.0 million in fiscal year 2010 to $9.9 million in fiscal year 2011, and decreased as a percentage of total revenues from 28.0% to 26.1%. A decrease of $495 thousand in depreciation expense, due to full depreciation of certain assets during fiscal 2011 and reduced capital expenditures in prior periods, and a decrease in data center costs of $191 thousand were substantially offset by increases of $319 thousand in employee-related costs and $101 thousand in travel expenses due to the relaxation of recession-related expense reduction measures and an increase of $208 thousand in royalty costs.

Sales and marketing expenses increased 15.2%, from $5.3 million, or 14.9% of total revenues, in fiscal year 2010, to $6.1 million, or 16.1% of total revenues, in fiscal year 2011. The higher expenses were due primarily to an $814 thousand increase in sales commissions due to invoice growth.

Research and development expenses increased 1.4% from $12.6 million, or 35.4% of total revenues, in fiscal year 2010, to $12.8 million, or 33.7% of total revenues, in fiscal year 2011. An increase of $1.1 million in employee-related costs, due to increases in headcount and salary adjustments made to eliminate temporary reductions instituted in fiscal 2010, was offset by decreases of $272 thousand in data center costs, $706 thousand in depreciation expense, $114 thousand in marketing costs allocated to research and development expenses and $106 thousand in consultant and contractor costs. Also contributing to the increase in research and development expense was the fact that receipts from government-funded research and development projects that we record as offsets to research and development expense were lower by $287 thousand in fiscal year 2011 than in fiscal year 2010, due to completion of a government project.

General and administrative expenses decreased 7.9%, from $6.8 million, or 19.2% of total revenues, in fiscal year 2010 to $6.3 million, or 16.6% of total revenues, in fiscal year 2011. Increases of $347 thousand in consultant and contractor costs, $169 thousand in employee-related costs, and $591 thousand in professional fees, due primarily to professional services related to our exploration of our financing and strategic alternatives during fiscal year 2011, were offset by decreases of $1.2 million in stock compensation costs, and $126 thousand in occupancy costs and $118 thousand in bank related fees.

Other income (expense), net increased from net expense of $1.4 million in fiscal year 2010 to net expense of $1.6 million in fiscal year 2011. A $733 thousand increase in interest expense due to increased borrowing under our line of credit, including a non-cash interest charge of $552 thousand attributable to the equity participation right granted in connection with a bridge loan from a related party, was partially offset by a $568 thousand decrease in our foreign exchange losses.

Our provision for income taxes increased $318 thousand from $521 thousand in fiscal year 2010 to $839 thousand in fiscal year 2011, and our effective tax rate increased from (105.76)% to 67.98%. The increase in our effective tax rate was primarily due to a $192 thousand increase in foreign income taxes and the tax effect of United States operating losses with no tax benefits as compared to worldwide profits before tax. The increase in our foreign income and withholding taxes was primarily due to a $411 thousand increase in the provision for uncertain tax positions, a $55 thousand increase in Korean withholding taxes offset by a $36 thousand change in the foreign rate differential, a $19 thousand increase in foreign tax deductions and a $457 thousand decrease in our non-United States valuation allowance.

Quarterly Results of Operations

The following tables set forth our unaudited operating results and Adjusted EBITDA for each of the nine quarters from the period beginning February 1, 2010 through the period ended April 30, 2012 and the percentage of revenues for each line item shown. The information is derived from our unaudited financial statements. In the opinion of management, our unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof. The financial information presented for the interim periods has been prepared in a manner consistent with our accounting policies described elsewhere in this prospectus and should be read in conjunction therewith. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full-year period or any future period.

	April 30, 2010 Restated (1)	July 31, 2010 Restated (1)	October31, 2010 Restated (1)	January 31, 2011 Restated (1)	April 30, 2011 Restated (1)	July 31, 2011 Restated (1)	October 31, 2011	January 31, 2012	April 30, 2012
	(Unaudited, in thousands)
Consolidated Statement of Operations Data:
License revenue	$6,514	$6,974	$7,858	$9,238	$9,176	$9,552	$9,942	$10,054	$9,985
Project revenue	1,294	1,724	2,287	2,018	1,044	1,265	1,742	3,125	1,281

Total revenues	7,808	8,698	10,145	11,256	10,220	10,817	11,684	13,179	11,266
Operating expenses:
Cost of revenues	2,329	2,399	2,408	2,760	2,810	2,765	2,910	3,590	3,223
Sales and marketing	1,271	1,237	1,193	2,409	1,274	1,310	1,341	2,308	1,600
Research and development	2,937	2,989	3,037	3,814	3,202	3,563	3,655	4,029	4,140
General and administrative	1,427	1,594	1,351	1,919	1,638	1,879	1,732	2,875	2,030

Total operating expenses	7,964	8,219	7,989	10,902	8,924	9,517	9,638	12,802	10,993

(Loss) income from operations	(156)	479	2,156	354	1,296	1,300	2,046	377	273
Other expense, net:
Foreign exchange gain (loss)	180	(32)	(518)	172	(464)	91	50	217	(0)
Interest expense, net	(627)	(285)	(216)	(283)	(270)	(260)	(267)	(487)	(412)
Other income (expense), net	—	—	—	10	66	(304)	14	11	66

Total other expense, net	(447)	(317)	(734)	(101)	(668)	(473)	(203)	(259)	(346)

(Loss) income before provision for income taxes	(603)	162	1,422	253	628	827	1,843	118	(73)
Provision (benefit) for income taxes	403	173	281	(18)	390	345	488	(12,263)	(84)

Net (loss) income	$(1,006)	$(11)	$1,141	$271	$238	$482	$1,355	$12,381	$11

(1)	Our unaudited consolidated financial statements for the three-month periods ended April 30, 2010, July 31, 2010, October 31, 2010, January 31, 2011, April 30, 2011 and July 31, 2011, have been restated. See Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Non-GAAP Operating Data:
Adjusted EBITDA (1)	$335	$975	$2,591	$773	$1,652	$1,786	$2,603	$1,018	$974

(1)	For a detailed definition of Adjusted EBITDA and an explanation of our management’s use of this financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key financial terms and metrics—Key metrics that we use to evaluate our performance.”

The following table provides, for the periods indicated, a reconciliation of our net (loss) income to Adjusted EBITDA:

	April 30, 2010 Restated	July 31, 2010 Restated	October 31, 2010 Restated	January 31, 2011 Restated	April 30, 2011 Restated	July 31, 2011 Restated	October 31, 2011	January 31, 2012	April 30, 2012
	(Unaudited, in thousands)
Net (loss) income	(1,006)	(11)	1,141	271	238	482	1,355	12,381	11
Depreciation and amortization	429	414	368	349	323	377	313	391	460
Interest expense, net	627	285	216	283	270	260	267	487	412
Other (expense) income, net	—	—	—	(10)	(66)	304	(14)	(11)	(66)
Foreign exchange (gain) loss	(180)	32	518	(172)	464	(91)	(50)	(217)	(0)
Provision (benefit) for income taxes	403	173	281	(18)	390	345	488	(12,263)	(84)

EBITDA	273	893	2,524	703	1,619	1,677	2,359	768	733
Non-cash, share-based compensation expense	62	82	67	70	33	109	244	250	241

Adjusted EBITDA	335	975	2,591	773	1,652	1,786	2,603	1,018	974

The following table sets forth, for the periods indicated, our quarterly results of operations expressed as a percentage of revenues:

	April 30, 2010 Restated (1)	July 31, 2010 Restated (1)	October 31, 2010 Restated (1)	January 31, 2011 Restated (1)	April 30, 2011 Restated (1)	July 31, 2011 Restated (1)	October 31, 2011	January 31, 2012	April 30, 2012
Consolidated Statement of Operations Data:
License revenue	83.4%	80.2%	77.5%	82.1%	89.8%	88.3%	85.1%	76.3%	88.6%
Project revenue	16.6%	19.8%	22.5%	17.9%	10.2%	11.7%	14.9%	23.7%	11.4%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of revenues	29.8%	27.6%	23.7%	24.5%	27.5%	25.6%	24.9%	27.2%	28.6%
Sales and marketing	16.3%	14.2%	11.8%	21.4%	12.5%	12.1%	11.5%	17.5%	14.2%
Research and development	37.6%	34.4%	29.9%	33.9%	31.3%	32.9%	31.3%	30.6%	36.7%
General and administrative	18.3%	18.3%	13.3%	17.1%	16.0%	17.4%	14.8%	21.8%	18.0%

Total operating expenses	102.0%	94.5%	78.7%	96.9%	87.3%	88.0%	82.5%	97.1%	97.5%

(Loss) income from operations	(2.0)%	5.5%	21.3%	3.1%	12.7%	12.0%	17.5%	2.9%	2.5%
Other expense, net:
Foreign exchange gain (loss)	2.3%	(0.4)%	(5.1)%	1.5%	(4.5)%	0.8%	0.4%	1.6%	(0.0)%
Interest expense, net	(8.0)%	(3.3)%	(2.1)%	(2.5)%	(2.6)%	(2.4)%	(2.3)%	(3.7)%	(3.7)%
Other income (expense), net	—	—	—	0.1%	0.6%	(2.8)%	0.1%	0.1%	0.6%

Total other expense, net	(5.7)%	(3.7)%	(7.2)%	(0.9)%	(6.5)%	(4.4)%	(1.8)%	(2.0)%	(3.1)%

Provision (benefit) for income taxes	5.2%	2.0%	2.8%	(0.2)%	3.8%	3.2%	4.2%	(93.1)%	(0.7)%

Net (loss) income	(12.9)%	(0.1)%	11.3%	2.4%	2.3%	4.5%	11.6%	94.0%	0.1%

(1)    Our unaudited consolidated financial statements for the three-month periods ended April 30, 2010, July 31, 2010, October 31, 2010, January 31, 2011, April 30, 2011 and July 31, 2011, have been restated. See Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Non-GAAP Operating Data:
Adjusted EBITDA (1)	4.3%	11.2%	25.5%	6.9%	16.2%	16.5%	22.3%	7.7%	8.6%

(1)	For a detailed definition of Adjusted EBITDA and an explanation of our management’s use of this financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key financial terms and metrics—Key metrics that we use to evaluate our performance.”

Due to rounding, totals may not equal the sum of the line items in the tables above.

License revenue increased in each of the quarters presented (with the exception of the quarters ended April 30, 2011 and 2012), due to increases in consumption of licensed simulation capacity by our new and existing customers. The increase in license revenues in the quarter ended January 31, 2011 reflects customers’ purchases of new licenses to support mid-year capacity expansions and also includes $484 thousand in revenue which had been deferred in prior quarters until fulfillment of a customer deliverable, which had the effect of delaying $235 thousand and $249 thousand in license revenue from the quarters ended July 31, 2011 and October 31, 2011, respectively.

Project revenue has been variable on a quarter-to-quarter basis due to the fact that we recognize most project revenue upon project completion and not based on proportionate performance of the work. Generally, we have completed more projects and recognized more project revenue in the third and fourth quarters than in the first two quarters. This is driven by our customers’ annual budgetary and performance cycles, which typically align with their fiscal years. We expect both the quarterly variability and the concentration in our third and fourth quarters of project revenue to persist.

Other than variability caused by commission and bonus expense, operating expenses have generally followed a consistent pattern over the quarters presented. Commission expense is consistently higher in the fourth quarter of our fiscal year due to the high proportion of our customer bookings that typically occur in that quarter. For example, the quarters ended January 31, 2011 and January 31, 2012 reflect significant increases in cost of revenues and sales and marketing expense as a result of this increased commission obligations to our sales and field engineering teams. We expect this trend to continue. The quarter ended January 31, 2011 also showed a significant increase in research and development and general and administrative expenses due to bonuses awarded to research and development and administrative employees. These discretionary bonuses were accrued during the fourth quarter of fiscal year 2011 because their award was uncertain until the completion of the fiscal year. No bonuses were awarded in the prior fiscal year. We do not expect this concentration of bonus expense in the fourth quarter of our fiscal year to continue. Due to our improved revenue growth and profitability, we believed bonuses were likely to be awarded for fiscal year 2012, and we accrued this expense on a quarterly basis throughout the year. Our total operating expenses increased in the first quarter of fiscal year 2013 compared with the corresponding period in the preceding fiscal year, as we continued to invest in expansion of our operations to support our expected future growth. Due to the quarterly variability of project revenue and commission and bonus expense, our quarterly income (loss) from operations has been highly variable. We expect some degree of quarterly variability in profitability and Adjusted EBITDA to continue, based on these and other similar factors.

Liquidity and Capital Resources

We have financed our operations primarily from our operating cash flow, the sale of preferred stock and borrowings under our lines of credit, a term loan and capital leases. At January 31, 2012, borrowings (including accrued interest) of $7.0 million under our line of credit from Silicon Valley Bank, and $5.2 million under our term loan were outstanding. On May 23, 2011, we entered into a First Loan Modification Agreement with Silicon Valley Bank which extended for an additional two years our $10.0 million revolving line of credit from the bank. On March 30, 2012, we exercised our right to borrow the final $3.5 million available under our term loan facility. During the first quarter of fiscal year 2013, we repaid the $7.0 million outstanding balance under our revolving line of credit, and at April 30, 2012, $10.0 million was available to us under the line of credit, which expires on May 23, 2013. During the first quarter of fiscal year 2013, we made repayments in the aggregate amount of $200 thousand on the loans outstanding under our term loan facility. See Note 18 to our consolidated financial statements appearing elsewhere in this prospectus.

At April 30, 2012, our principal sources of liquidity were cash totaling $16.0 million and accounts receivable of $4.4 million, compared to cash of $11.5 million and accounts receivable of $19.2 million at January 31, 2012. Our working capital deficit as of April 30, 2012 was $10.2 million compared to a working capital deficit of $16.9 million as of January 31, 2012.

Net Cash Flows from Operating Activities

Our operating activities provided net cash of $8.4 million in the three months ended April 30, 2012 and $13.0 million in the three months ended April 30, 2011. Our operating activities provided net cash of $9.0 million in fiscal year 2012 and $2.8 million in fiscal year 2011 and used net cash of $2.3 million in fiscal year 2010. Variations in the amount of our net cash provided or used by operating activities are primarily the result of changes in the amount of our working capital accounts, mainly accounts receivable and deferred revenue, the timing of cash payments from our customers and of our cash expenditures, principally employee salaries and accounts payable, payments of value added taxes and consumption taxes on the receivables of our foreign subsidiaries.

Cash payments from our customers fluctuate due to the timing of new and renewal license sales, which typically coincide with our customers’ budget cycles. The fourth quarter of each fiscal year generally has the highest license sales, with payment of the license fee becoming due at the commencement of the license term. As a result, our cash flows from operations are typically highest in the first quarter of each fiscal year. Cash payments to employees are typically ratable throughout the fiscal year, with the exception of annual incentive payments, which occur in the first quarter, and sales commissions on license sales.

Customers are invoiced in advance for their annual subscription fee and the invoices are recorded in accounts receivable and deferred revenue, with deferred revenues being recognized ratably over the term of the subscription agreement. Increases in deferred revenue are attributable to growth in new business, offset by the related license revenues that are recognized ratably over time.

For the three months ended April 30, 2012, our operating activities provided net cash of $8.4 million, consisting primarily of net income of $11 thousand, depreciation and amortization of $459 thousand and a decrease in accounts receivable of $14.9 million, due to customers’ payment of annual license fees for licenses booked in the fourth quarter of fiscal year 2012 offset by a $63 thousand decrease in the value of the equity participation right granted to FMR LLC, and decreases of $2.7 million in accrued expenses, due to payment of sales commissions and bonuses, and $3.6 million in deferred revenue, due to the timing of revenue recognition.

For the three months ended April 30, 2011, our operating activities provided net cash of $13.0 million, consisting primarily of $237 thousand in net income, depreciation and amortization of $323 thousand, and a decrease in accounts receivable of $17.8 million due to customers’ payment of annual license fees for licenses booked in the fourth quarter of fiscal year 2011, which were offset by decreases of $3.5 million in accrued expenses, due to payment of sales commissions and bonuses, and $1.4 million in deferred revenue, due to the timing of revenue recognition.

For fiscal year 2012, our operating activities provided net cash of $9.0 million, consisting primarily of a $4.2 million decrease in accounts receivable due to collection of a significant renewal order, $14.5 million of net income and an increase of $2.4 million and $1.9 million in other assets and accounts payable, respectively, due to the deferral of costs related to this offering and a decrease of $220 thousand in accrued expenses related to value added tax payments made in connection with the customer collection described above.

For fiscal year 2011, our operating activities provided net cash of $2.8 million, consisting primarily of $395 thousand of net income, $1.6 million of depreciation and amortization, $700 thousand of non-cash interest expense, an increase of $2.9 million in accrued expenses due to the accrual of sales commissions on license sales and related payroll and related taxes and value added taxes and consumption taxes on orders; which did not become payable until the subsequent fiscal year, and an increase of $3.2 million in deferred revenue due to the timing of revenue recognition on completed projects and license sales. These amounts were offset by an increase in accounts receivable of $5.3 million due to new and renewal licenses booked during the fiscal year for which the fees were not due until the first quarter of the following fiscal year.

For fiscal year 2010, our operating activities used net cash of $2.3 million, consisting primarily of our net loss of $1.0 million and an increase in accounts receivable from customers of $1.8 million due to new and renewal licenses booked during the fiscal year for which the fees were not due until the first quarter of the following fiscal year, a decrease in accounts payable of $2.1 million due to overall lower expenses, such as a decrease in royalties in relation to lower sales, minimal use of consultants and the absence of expenses related to equity financing compared to the prior fiscal year, and a decrease in deferred revenue of $4.0 million due to a decrease in license revenues from the prior fiscal year, offset by depreciation and amortization of $2.7 million and an increase of $1.4 million in accrued expense due to the accrual of sales commissions and related payroll and related taxes and value added taxes and consumption taxes on orders which did not become payable until the subsequent fiscal year. The higher depreciation and amortization in fiscal year 2010 compared to fiscal year 2011 was the result of reduced purchases of capital equipment in fiscal years 2009 and 2010 in comparison to prior periods, and the fact that certain assets had become fully depreciated in fiscal year 2011.

Net Cash Flows from Investing Activities

For the three months ended April 30, 2012 and 2011 and for fiscal years 2012, 2011 and 2010 our investing activities used net cash of $39 thousand, $36 thousand, $3.7 million, $265 thousand and $56 thousand, respectively, primarily for purchases of property and equipment and the acquisition of intellectual property. Net cash used for investing activities in fiscal years 2010 and 2011 was primarily for purchases of property and equipment to support growth in our business operations. Net cash used for investing activities in fiscal year 2012 consisted primarily of approximately $3.5 million in cash paid in connection with our acquisition of certain intellectual property assets relating to our PowerVIZ product from science + computing AG.

Net Cash Flows from Financing Activities

For the three months ended April 30, 2012, our financing activities used net cash of $3.8 million, primarily attributable to payments on our line of credit of $7.0 million and payments of $147 thousand on our capital lease obligations, which were partially offset by proceeds received from new long-term debt of $3.5 million.

For the three months ended April 30, 2011, our financing activities used net cash of $3.1 million, primarily due to payments on our line of credit of $3.0 million and payments of $90 thousand on our capital lease obligations.

For fiscal year 2012 our financing activities provided net cash of $3.3 million, primarily attributable to proceeds received from our line of credit of $4.0 million, offset by payments of $598 thousand on our capital lease obligations.

For fiscal year 2011 our financing activities used net cash of $2.1 million, primarily attributable to payments on our line of credit of $6.0 million as well as payments of $891 thousand on our capital lease obligations and payments of $40 thousand in respect of the repurchase and retirement of preferred stock, offset by proceeds from new long-term debt of $5.0 million.

For fiscal year 2010 our financing activities used net cash of $1.3 million, primarily attributable to payments of $2.2 million on our capital lease obligations and payments of $459 thousand in respect of the repurchase and retirement of preferred stock, offset by proceeds received from our line of credit of $1.3 million and proceeds received from option exercises of $137 thousand.

Capital Resources

Our future capital requirements may vary materially from those now planned and will depend on many factors, including the costs to develop and implement new solutions and applications, the sales and marketing resources needed to further penetrate our market and gain acceptance of new solutions and applications we develop, the expansion of our operations in the United States and internationally and the response of competitors to our solutions and applications. Historically, we have experienced increases in our expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase as we grow our business. Our practice has been to reinvest the undistributed earnings of our foreign subsidiaries in their local jurisdictions, and we currently do not intend to repatriate such earnings. As of January 31, 2012 and April 30, 2012, approximately $10.3 million and $6.6 million, respectively, of our cash is held in bank accounts outside the United States and may not be completely available to fund our domestic operations and obligations without paying taxes upon repatriation. We expect to be able to meet the funding needs of our United States operations without repatriating undistributed earnings that have been reinvested in our international subsidiaries.

We believe our cash, cash flows from our operations and availability under our lines of credit will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

During the last three years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of January 31, 2012 or April 30, 2012.

Contractual Commitments

Our contractual obligations as of January 31, 2012 are summarized below:

	Amounts Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Line of credit	$7,000	$7,000	$—	$—	$—
Long-term debt obligations (1)	6,056	1,620	3,434	1,002	—
Capital lease obligations (2)	2,335	966	1,369	—	—
Operating lease obligations	11,754	3,351	8,003	400	—
Purchase obligations	2,244	546	1,122	576	—

Total	$29,389	$13,483	$13,928	$1,978	$—

(1)	Includes scheduled interest payments of $1,055,517, $483,876, $537,325 and $34,316, respectively.
(2)	Includes scheduled interest payments of $143,378, $83,067, $0 and $0, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

As we conduct business in multiple international currencies throughout the world, our international operations incur expenses that are denominated in foreign currencies. These expenses could be materially affected by currency fluctuations. Our principal exposures are to fluctuations in exchange rates for the United States dollar versus the Euro, British pound, Japanese Yen, Chinese Yuan and Korean dollar. Changes in currency exchange rates could adversely affect our consolidated results of operations or financial position. Additionally, our international operations maintain cash balances denominated in foreign currencies. To reduce the risk associated with translation of foreign cash balances into our reporting currency, we typically avoid maintaining excess cash balances in foreign currencies. To date, we have not hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated translation gains and losses.

Interest Rate Risk

Our outstanding long-term debt carries interest at a fixed rate. Our revolving bank line of credit bears interest at a floating rate. While we do not believe that we are exposed to material interest rate risk at this time, our outstanding borrowings under the bank line at of January 31, 2012 were $7.0 million, which was paid in full as of April 30, 2012. Our cash is maintained in interest bearing bank accounts. Interest income is sensitive to changes in the general level of United States and international interest rates. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Our cash and short-term investments are relatively insensitive to interest rate changes. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Seasonality

We have experienced and expect to continue to experience seasonal variations in the timing of customers’ purchases of our software products. Many customers make purchase decisions based on their budget cycles, which typically coincide with the calendar year, except in Japan. Because our software products are sold pursuant to annual subscription agreements and we recognize revenue from these subscriptions over the term of the agreement, downturns or upturns in invoices may not be immediately reflected in our operating results. However, these seasonal trends materially affect the timing of our cash flows, as we generally receive the annual license fee at the time the license term commences. As a result, our cash flows from operations are typically highest in the first quarter of each fiscal year.

Internal Control over Financial Reporting

Our management has determined that we have the following material weaknesses in our internal control over financial reporting: (1) we do not have the appropriate resources and controls to properly account for taxes and (2) we do not have adequate oversight and controls related to the accounting for complex equity arrangements. These material weaknesses, until remediated, result in a reasonable possibility that a material misstatement in our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We have concluded that these material weaknesses in our internal control over financial reporting are due to the fact that we do not have the appropriate resources with the appropriate level of experience and technical expertise to account for taxes and complex equity arrangements. In order to remediate these material weaknesses, we are taking the following actions:

•

we are actively seeking additional accounting and finance staff members, including a senior accounting officer, to augment our current staff and to improve the effectiveness of our financial statement close process

•	we intend to hire an external tax advisor to augment our current staff and improve the effectiveness of our tax accounting process; and

•	we are formalizing our accounting policies and internal controls documentation and strengthening supervisory reviews by our management.

Notwithstanding the material weaknesses that existed as of January 31, 2010, 2011 and 2012 and April 30, 2012, our management has concluded that the consolidated financial statements included elsewhere in this prospectus present fairly, in all material respects, our financial position, results of operation and cash flows in conformity with United States generally accepted accounting principles.

If we fail to fully remediate these material weaknesses or fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our stock price to decline.

Change in independent registered public accounting firm

Our financial statements for fiscal years 2007 through 2011 were originally audited by Ernst & Young LLP. In December 2011, our audit committee and Ernst & Young LLP jointly concluded that certain business relationships between Ernst & Young LLP and our largest stockholder, which had been brought to our attention by Ernst & Young LLP, did not comply with the auditor independence rules and regulations for public companies adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board. Ernst & Young LLP, with the concurrence of our audit committee, resigned as our independent registered public accounting firm, effective December 7, 2011.

The reports of Ernst & Young LLP (which are not included in the registration statement of which this prospectus forms a part) on our financial statements for the two fiscal years preceding their resignation did not contain any adverse opinion, disclaimer of opinion, modification or qualification, except that their report on our financial statements for fiscal year 2010 contained a going concern emphasis paragraph; we had no disagreement with Ernst & Young LLP on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure; and no reportable event, within the meaning of Item 304(a)(1)(v) of Regulation S-K, occurred prior to the resignation of Ernst & Young LLP.

We have provided a copy of the above statements to Ernst & Young LLP and requested that Ernst & Young LLP furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not they agree with the above disclosure. A copy of that letter, dated April 6, 2012, is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

After a search and evaluation process, our audit committee engaged PricewaterhouseCoopers LLP as our new independent registered public accounting firm, effective as of December 12, 2011. PricewaterhouseCoopers’ engagement includes an audit of our consolidated financial statements as of and for the year ended January 31, 2012 and a re-audit of our consolidated financial statements as of January 31, 2011 and the two years in the period then ended, and their report thereon is included in the registration statement of which this prospectus forms a part. Prior to that engagement, neither we nor anyone on our behalf consulted with PricewaterhouseCoopers LLP concerning the application of accounting principles to any transaction, completed or proposed, or the type of audit opinion they might render on our financial statements or any matter that constituted a disagreement with Ernst & Young LLP or a reportable event involving Ernst & Young LLP, as such terms are defined in subsections (iv) and (v), respectively, of Item 304(a)(1) of Regulation S-K.

Recent Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. We adopted ASU 2011-05 in our first quarter of fiscal year 2013 and applied it retrospectively. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which provides a consistent definition of fair value measurement and closely aligns disclosure requirements between U.S. GAAP and International Financial Reporting Standards. This update is effective prospectively for interim and annual periods beginning after December 15, 2011. We adopted this standard in our first quarter of fiscal year 2013, and there was no material impact on our consolidated financial statements.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to opt out of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

BUSINESS

Overview

We develop, sell and support simulation software and services that vehicle manufacturers use to enhance the performance of their products, reduce product development costs and improve the efficiency of their design and engineering processes. Our solutions enable engineers and designers to augment or replace conventional methods of evaluating design alternatives that rely on expensive and inefficient physical prototypes and test facilities, such as wind tunnels, with accurate digital simulations that are more useful and timely. Our simulation solutions enable our customers to gain crucial insights about design performance early in the design cycle, reducing the likelihood of expensive redesigns and late-stage engineering changes. As a result, our customers realize significant cost savings and fundamental improvements in their vehicle development process.

Simulation-driven design has enabled product and process improvements in many industries, and as a result, the process in which products are conceptualized and developed is undergoing a radical transformation. Digital simulation not only provides feedback earlier and in a more useful form than traditional approaches, but in many areas simulation has reached a level of accuracy and robustness that is sufficient to enable a manufacturer to rely solely on its results for design decisions, without prototype testing. Due to accelerating adoption of these techniques, the broad market for simulation software in which we participate was a $2.9 billion market in 2011 and is expected to grow to $5.7 billion by 2016, according to CIMdata, an independent global consulting firm.

Global vehicle manufacturers face increasing pressure, from government mandates as well as from consumers, to improve the efficiency of their products and to reduce particulate and greenhouse gas emissions. This requires different powertrain choices (diesel, electric, hybrid), changes in the shape of the vehicle, and reductions in vehicle weight. Consumers also demand improved quality and durability, and equally important, innovative and emotionally expressive designs. In addition, manufacturers are offering a broader array of vehicles for different niche customer segments and geographies on a faster design refresh schedule than in the past. We believe these industry forces favor the adoption of simulation-driven design.

One of the most critical challenges for our customers in their vehicle development processes is measuring or predicting how a vehicle feature or a mechanical system will interact with air, water or other fluids. For example, developing vehicles with reduced aerodynamic drag is critical to achieving the improvements in fuel efficiency that are increasingly desired by customers and mandated by government regulations. Our core product, PowerFLOW, is an innovative software solution for simulating complex fluid flow problems, including aerodynamics, thermal management, and aeroacoustics, or wind noise. PowerFLOW relies upon a proprietary technology that we refer to as Digital Physics, based on algorithms known as the lattice Boltzmann method and which are described in more detail in “—Our Technology,” on page 74 below. Our proprietary technology enables PowerFLOW to predict complex fluid flows with a level of reliability comparable to or better than physical testing. The combination of PowerFLOW’s accuracy and timeliness provides results that are superior to those of alternative computational fluid dynamics, or CFD, methods.

We currently focus primarily on the ground transportation market, including manufacturers in the passenger vehicle, highway truck, off-highway vehicle and train markets, as well as their suppliers. Over 90 manufacturers currently utilize our products and services, including 13 of the global top 15 passenger vehicle manufacturer groups such as BMW, Ford, Hyundai, Jaguar Land Rover, Nissan, Porsche, Renault, Toyota and Volkswagen; truck and off-highway vehicle manufacturers such as AGCO, Hyundai, Kenworth, Kobelco, MAN, Peterbilt, Scania and Volvo Truck; and suppliers to these manufacturers, such as Cummins, Denso and Magna Steyr. We are also beginning to explore other markets in which we believe the capabilities of PowerFLOW have broad application, such as the aerospace, oil and gas production, chemical processing, architecture, engineering and construction, power generation, biomedical and electronics industries.

We derive our revenue primarily from the sale of our simulation software, using an annual capacity-based licensing model. Customers usually purchase PowerFLOW simulation capacity under one-year licenses. Simulation capacity may be purchased as software-only, to be run on the customer’s own computer hardware, or provided in the form of software-as-a-service, via our hosted PowerFLOW OnDemand offering. To introduce new customers to our simulation solutions, we typically perform fixed-price projects that include simulation services accessed via our OnDemand facilities, along with engineering and consulting services. Customers typically license our products for one application, such as aerodynamics, and over time expand to other applications such as thermal management or aeroacoustics.

We sell our products and project services primarily through our direct sales force, including sales executives and applications engineering teams deployed near our customers in the United States, United Kingdom, France, Germany, Italy, Japan, Korea and China and through a distributor in India and through a sales agent in Brazil. In our customer engagement model, our applications management teams engage with our customers in long-term relationships focused on identifying problems that we can help them solve, demonstrating the value of our solutions and ensuring that the customer achieves maximum benefit from them. In this process we interact continuously with our customers to improve our software and services and add new solutions, and at the same time deepen our knowledge of their industry.

We were founded in 1991 and had 203 employees worldwide at April 30, 2012. Our corporate headquarters, including our principal administrative, marketing, technical support, research and product development facilities, are located in Burlington, Massachusetts.

We are profitable, with a predictable business model based on recurring revenue from a growing customer base. In fiscal year 2012, we recorded:

•	revenues of $45.9 million;
•	income before income taxes of $3.4 million; and
•	Adjusted EBITDA of $7.1 million.

For the three months ended April 30, 2012, we recorded:

•	revenues of $11.3 million;
•	net income of $11 thousand; and
•	Adjusted EBITDA of $974 thousand.

For a definition of Adjusted EBITDA, an explanation of our management’s use of this non-GAAP financial measure and a reconciliation of our Adjusted EBITDA to our net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key financial terms and metrics.”

Our Industry

Manufacturers’ requirements

A wide range of industries such as ground transportation, aerospace, power generation, chemical and industrial processing, architecture, electronics and biomedicine face increasing and often conflicting demands to:

•	meet customer and regulatory requirements for improved fuel economy and reduced environmental impact;
•	meet customer desires for innovative product designs;
•	optimize products for quality, performance and safety;
•	accelerate product development cycles and time-to-market; and
•	reduce product development, material and warranty costs.

All of these activities are significantly influenced by rising consumer expectations for more efficient and environmentally sensitive products, and by government regulatory activity that is pervasive in many industries. For example, the product strategies of automobile manufacturers have for years been shaped by their need to comply with an array of regulatory requirements, including mandatory corporate average fuel economy, or CAFE, standards. The United States passenger car and light truck CAFE standard continues to rise, from 27.3 miles per gallon, or MPG, in 2011 to 35.5 MPG in 2016 and to a proposed 56.2 MPG by 2025, requiring a doubling of fuel economy performance over the next 14 years. Similar mandates relating to particulate and CO2 emissions apply in other segments of the transportation industry. For manufacturers of transportation systems, achieving these goals requires major improvements in aerodynamics, weight, and propulsion systems of their products. Our customers need to attain these goals while continuing to meet customer demands for aesthetically pleasing and innovative product designs.

These goals often conflict, requiring manufacturers to make careful trade-offs of competing values. Thus, the automotive designer’s task is not to create the most attractive, or fastest, or quietest, or most fuel-efficient car, but rather a car that satisfies sufficiently the design preferences and functional and quality expectations of its target customer, offers fuel efficiency within a desired target range, and can be brought to market on time at an acceptable profit. This need to optimize the balance of industrial design, performance factors, cost and process efficiencies is a continual challenge for the ground transportation industry and many other industries, as they seek to develop new and innovative products.

The Vehicle Development Process

Vehicle development is a complex, multi-disciplinary process. The trend toward shorter model lives and increased model proliferation has led to increasing numbers of new vehicle design programs being launched simultaneously. This trend has been compounded by the global demand for more efficient and lower emission modes of transportation. These combined global trends are forcing radical changes in the vehicle development process.

The new vehicle development process consists of three primary phases: design, engineering and manufacturing. In each of these phases, the ability to predict or verify how a new design will behave under real world conditions is a critical factor in the manufacturer’s efforts to improve the design, performance and profitability of the new vehicle.

Design. In this stage, designers in the studio develop the design of a new vehicle. They begin the process of bringing an innovative new vehicle to life within a set of packaging, powertrain, fuel efficiency and other attributes that must be met. However, in the past a large part of this up front design work has been completed without knowing how the design will actually perform on target attributes such as aerodynamic drag, weight, handling, noise and ability to manage heat, as it is cost and time prohibitive to build and test physical prototypes for every new concept that is conceived. As a consequence, required performance attributes are either ignored or are attempted to be met via conservatism (for example, ensuring airflow is sufficient for engine cooling by making the front grille larger than necessary). For decades, physical systems such as clay models and wind tunnels have been the primary predictive tool used in the design and development process. As a result, our customers spend a significant portion of their research and development budgets, which we estimate (based upon our analysis of publicly available industry data and information provided to us by our customers) to be as much as 10% to 15%, or over $6 billion per year, on physical prototypes, test facilities and related travel and staff costs. These physical experimental methods are not only expensive and inefficient, but also limited in their ability to provide accurate predictive information early in the design process, when such information is most valuable. Physical prototypes often lack features necessary to predict key attributes of vehicle performance: for example, thermal management and acoustic characteristics cannot be tested on a clay model that has no engine or interior. As changes to the design occur, time consuming construction of new prototypes may be necessary to test each variation, adding cost and slowing the process.

Engineering. This is the longest phase of the development process, where all of the details and functionality of the vehicle are developed, achieved and verified in order to ensure that the product design can be realized within the specified constraints. Each new vehicle design needs to be evaluated across numerous performance attributes involving many engineering disciplines, including aerodynamics, powertrain, thermal management, climate control and aeroacoustics. In this stage, experimental testing of full scale functional prototypes in wind tunnels, climate chambers and test tracks is used extensively to verify that the vehicle will meet required parameters for performance and quality. Physical testing of this type is expensive and cumbersome and also occurs late in the development process, when design changes are more difficult and expensive to implement. For example, track testing can only be performed near the end of the development process when working pre-production prototypes become available, and even then its accuracy can be affected by prototype quality, variable environmental conditions and the difficulty of measuring multiple performance attributes on a moving vehicle.

As a result of these intrinsic limitations of physical experimentation as a method of verification, performance deficiencies such as a component that overheats, or a side mirror that produces excessive wind noise, may not be discovered until late in the vehicle development process. At this point, a problem that could have been detected earlier may require corrective changes that add cost and weight to the vehicle, compromising program performance goals and profitability.

Manufacturing. At multiple points throughout each phase of the vehicle development process, key attributes of the new vehicle design must be certified as meeting the manufacturer’s program requirements, in a process known as signoff, before the design can be released to the next stage in the process. Achieving each of these signoffs is a key milestone in the vehicle development process. For example, one of the largest costs associated with designing and engineering a new car, truck or machine is that of the tooling for the manufacturing process. The large stamping presses used to create many of the body components and sheet metal can each cost tens to hundreds of millions of dollars and the lead times in this process are long, requiring the design of a new vehicle to be “released to tooling” more than a year before production can commence.

Design verification using physical experimentation has been the principal method of obtaining these signoffs. However, testing of a limited number of functional prototypes may not identify all potential performance problems. Manufacturing variability can cause significant performance differences. Gaps of even a few millimeters due to variations in the manufacturing process or surface changes due to oxidization of high temperature components can materially alter the vehicle’s acoustic or thermal performance. The inability to predict and account for such effects earlier in the development process, before the final design is released to tooling, can lead to quality and reliability issues and higher warranty costs.

Emergence of simulation-driven design technologies

In recent years, computer-aided technology has played an increasingly important role in the product development process. Digital modeling and simulation in particular have emerged as enabling technologies to aid in the design, analysis, and manufacture of products. Digital simulation-driven design is not only cheaper and faster in providing feedback than experimental approaches such as the construction of prototypes or wind tunnel testing, but in many industries it is now approaching a level of accuracy and robustness that is sufficient to utilize its predictions for design decisions.

A number of technology factors are facilitating the emergence of simulation-driven design:

•

increasing adoption of computer-aided design, or CAD, and product lifecycle management, or PLM, software by manufacturers and their suppliers: we estimate that the ground transportation industry spent over $3 billion per year on PLM software (including CAD) in 2011;

•	continually decreasing cost of computing power, transforming computing power from a scarce resource that is conserved to one that is inexpensive and readily available; and
•

increasingly powerful tools for visualization and computer generated imaging: the ability to see eases the ability to understand and communicate—key attributes in a very complex design process with many interdependent silos.

According to a May 2012 estimate by CIMdata, the global comprehensive PLM market was $29.9 billion in 2011, and is expected to grow to $49.6 billion by 2016, representing a compound annual growth rate of 10.7%. The simulation segment of this market, in which we participate, was $2.9 billion in 2011, and is expected to grow to $5.7 billion by 2016, at a compound annual growth rate of 14.0%.

Challenges of fluid dynamics simulation

In the ground transportation industry, as in many other industries, a critical element in optimizing product design is predicting how a vehicle feature or a mechanical subsystem will interact with air, water or other fluids. Fluid dynamics modeling is extremely challenging due to the complexity of the physics necessary to accurately predict the behavior of fluid flows, particularly when complex, non-linear phenomena such as turbulence are involved. As a result, for many years the only available means of addressing fluids engineering challenges have been addressed by physical experimentation or design conservatism, based on what was known to work in the past. Both of these approaches limit innovation in the product or process development activities, because they provide limited information and knowledge of how systems perform and, more importantly, little or no insight into how to improve them.

Software-based simulation tools using CFD methods have been commercially available for over 40 years. In this approach, numerical methods are utilized to provide approximate solutions to the Navier-Stokes equations, which statistically describe the behavior of a fluid in motion. The limitations of this approach are not with the Navier-Stokes equations but with the numerical techniques utilized to find approximate solutions to them for industrial problems. Most existing fluid dynamics solutions are limited in their ability to analyze highly complex geometries and predict the flow at a high level of accuracy within practical time frames.

Our Solution

We provide a powerful, innovative software solution for simulating complex fluid flow problems. Customers use our PowerFLOW simulation solutions to enhance the performance of their products, reduce product development costs and improve the efficiency of their product development processes. Our technology and products are catalyzing a disruptive change in how our customers design, engineer and optimize their products. Simulation-driven design enabled by PowerFLOW makes predictive information available earlier in the design process, permitting deeper exploration of the design space, with iterative simulations providing insight into how new concepts can improve the design.

Our products enable engineers and designers to replace conventional methods of verifying design behavior that rely on expensive physical prototypes and test facilities with accurate digital simulation-driven design and engineering processes that are more useful, more timely and less expensive. This enables our customers to gain crucial insights about the performance of alternative design approaches early in the product development cycle, improving the efficiency of the design and engineering process and reducing the likelihood of expensive redesigns or engineering fixes to remedy problems that might otherwise only be discovered late in the product development program.

In each phase of the vehicle development process, PowerFLOW simulations can be utilized to improve the product in its performance attributes, development costs, product costs, manufacturing costs, and warranty and other product lifecycle costs.

For example:

•

Aerodynamics: Reducing aerodynamic drag is a core focus for every transportation system. Aerodynamic drag can be responsible for over half of the fuel consumption of a vehicle at high speeds. Our solutions allow our customers to rapidly explore the design space, visualizing the impact of design modifications in real time, to find opportunities to reduce drag while maintaining their styling themes.

•

Heat Transfer: Braking systems have stringent heat dissipation requirements, as temperature affects braking effectiveness. Manufacturers have historically used physical mock-ups of the wheel and braking system to evaluate braking performance and cool down time. Because these test rigs do not include the full car they cannot reproduce the effect of air flow from the vehicle body and chassis that surround the braking system. Thus, actual performance is discovered only when functional prototypes become available. With PowerFLOW, full thermal braking simulations can be performed early in the design cycle, based on the proposed geometry of the entire vehicle.

•

Acoustics: PowerFLOW can accurately predict the air-driven turbulent fluctuations that agitate the glass panel on a vehicle’s front passenger door and produce wind noise, an indicator of quality and comfort that vehicle manufacturers work extremely hard to reduce. Our PowerACOUSTICS module enables engineers to model the transmission of these noise sources through the door and glass structures to predict the noise in the interior of the vehicle. Historically, our customers could evaluate interior wind noise only by wind tunnel testing, which was possible only when functional prototypes became available late in the development process. PowerFLOW’s ability to predict interior noise early in the product development workflow enables acoustic engineers to analyze and address wind noise issues early in the development process, when small but critical design changes can more easily be made.

Our simulation solutions can also enhance the efficiency and reduce the cost of our customers’ design and engineering processes as reliance on physical test procedures is reduced or eliminated. Our proprietary Digital Physics approach enables accurate complex fluid dynamics modeling to be performed within dramatically shorter time frames than are available through physical experimentation, and typically at much lower cost. As a result, our applications can augment or even replace expensive and time consuming model making and wind tunnel testing.

Our integrated suite of aerodynamic, thermal management and aeroacoustics simulation capabilities provides a single solution for critical fluid dynamics problems, and our interactive visualization capabilities enable rapid iteration of design modifications and simulations. Our case preparation tools and user interface shorten set-up time, and reduce the need for personnel with extensive CAD expertise. Our product architecture and user interface facilitate sharing of data and collaboration across departments, design teams and engineers. Our OnDemand delivery model and suite of professional project services simplify deployment and reduce cost of ownership, and our capacity-based pricing model allows customers to purchase our simulation services in a cost-effective manner, to be used when they need them.

By adding functionality that addresses phenomena such as thermal radiation or acoustic transmission, we have been able to provide our customers with solutions that extend beyond our initial fluid dynamics focus. As we continue to add new applications solutions to broaden the range of simulation problems that PowerFLOW can address, adoption of our technology has spread from the automotive market that was our initial focus to other segments of the ground transportation industry. For example, the addition of thermal management capability to our product in fiscal year 2008 enabled us to offer simulation solutions to the truck and off-highway equipment markets, in which thermal management is a significant challenge. In fiscal year 2012, these market segments accounted for approximately 20% of our total revenue.

We provide solutions to the most difficult simulation problems that are faced by our customers. Relying upon deep knowledge of our vertical market, our applications management teams work with design and engineering groups in various disciplines within our customers’ organizations to identify their needs, to develop solutions using our technology to meet their specific requirements, and to assist the customer in validating and implementing these solutions. We leverage the key attributes of our proprietary technology and 20 years of industry experience to provide answers that previously have been unattainable through traditional physical testing or existing CFD methods.

As our customers have recognized the predictive accuracy of our simulation solutions, they are beginning to adopt verification of design behavior by means of PowerFLOW simulation as an alternative to physical experimentation as a basis for critical design signoffs. Similar approaches are now being considered by regulatory agencies. For example, new greenhouse gas regulations proposed by the United States Environmental Protection Agency and National Highway Traffic Safety Administration for medium and heavy-duty vehicles will permit aerodynamic drag (a key value used to determine compliance with CO2 emission standards) to be certified by means of fluid dynamics simulation.

The result is a significant increase in the usefulness and cost-effectiveness of simulation. The use of PowerFLOW can accelerate design cycles, enhance innovation and provide flexibility to experiment with designs that might otherwise be thought too costly, reducing research and development and manufacturing costs and improving product reliability and quality. We believe that our proprietary solution has the potential to transform the product development process not only in our current target market but in other markets that face similar problems, including the aerospace, oil and gas production, chemical processing, architecture, engineering and construction, power generation, biomedical and electronics industries.

Our Business Strengths

We believe that, in addition to our differentiated customer solution, the following key business strengths will assist us in taking advantage of the opportunities we are pursuing:

•

Customer engagement model. Delivering value to our customers and ensuring their success is at the core of our business philosophy. Our dedicated field and applications management teams engage with our customers in long-term relationships focused on identifying problems we can help them solve, demonstrating the value of our solutions and ensuring that the customer achieves maximum benefit from them. In this process we interact continuously with our customers to improve our software and services and add new solutions, and at the same time deepen our knowledge of the industry. Our customer-centric focus, significant domain expertise and integrated accurate solutions have led to the establishment of stable and growing customer relationships. In addition, our close cooperation and communication with our customers provides us with invaluable information concerning the accuracy, usefulness and cost-effectiveness of our products.

•

Solutions focus and deep domain expertise. Our customers value our core intellectual property and technology, but they equally value our focus on surrounding that technology with know-how and best practices that enable them to solve their engineering and design problems. In order to deliver upon our solutions-oriented approach, we have built a strong applications management team that understands our customers’ problems and translates this understanding into product development roadmaps and deployment best practices.

•

Expertise in our targeted vertical market. A natural outcome of our solutions focus is our vertical industry focus. We have concentrated initially on the ground transportation market, where management of aerodynamic drag and related fuel efficiency, heat transfer and aerodynamic noise are critical problems in product design. This focus has enabled us to deliver solutions that are based on a deep understanding of our customers’ fluid flow simulation problems and provide highly differentiated solutions that are difficult or impossible for our competitors to replicate. It has also enabled us to focus our sales and marketing efforts on a large market that we believe remains significantly underpenetrated.

•

Predictable business model. Our revenue is derived primarily from the sale of access to our simulation software, under annual capacity-based licenses for which we invoice our customers at the beginning of the license term. The principal driver of our revenue growth is customers’ increased consumption of simulation capacity, as our solutions penetrate more deeply and widely across their organizations. The recurring nature of our revenues, as customers annually renew or increase their simulation capacity, provides high visibility into future performance. On average over the last three fiscal years, more than 60% of our annual revenue was attributable to contractual commitments that were in place at the beginning of the fiscal year.

•

Proprietary and protected intellectual property. Our core and layered technologies, including our Digital Physics approach, are protected by patent coverage and non-disclosed trade secrets which provide a strong competitive advantage over alternative solutions. Our senior scientific and engineering leadership, some of whom have been with Exa since its founding, pioneered the use of the lattice Boltzmann method for fluid dynamics simulation and have developed extensive know-how relating both to the fundamental underlying physics as well as its application to the specific problems our customers face.

Our Growth Strategy

Our goal is to become the global leader in digital simulation solutions in the target markets we serve. Our strategies to achieve this objective include:

•

Deepen deployment in our existing customer base. We remain underpenetrated at our existing customers and see significant growth potential as they migrate their product development processes based on physical test and prototypes to digital-based approaches. Once our PowerFLOW technology has been adopted in one area of a customer’s organization, we seek opportunities to expand to other disciplines and departments. Our core technology and product architecture, which use the same geometric model for aerodynamic, thermal management and aeroacoustic analysis, along with our intuitive user interface and case preparation tools, ease deployment and facilitate sharing of data and collaboration across departments.

•

Add new customers in the ground transportation market. We believe that the addressable market in ground transportation is significantly underpenetrated and there continue to be favorable regulatory and market dynamics pushing the industry to improve fuel efficiency and emissions and enhance the performance and quality of its products. Hundreds of passenger car, highway truck and off-highway vehicle manufacturers and their suppliers worldwide represent potential new customers for us. We intend to continue to add sales personnel to capture this opportunity.

•

Enable additional applications and solutions. We will continue to expand the applications we offer so that our customers can meet an expanded set of needs through simulation-driven design. Our applications management teams will identify new applications for which our customers need solutions, and develop product requirements, validation data, best practices and deployment assistance for our customers, with the outcome of broadening the use of our simulation services and increased consumption of simulation capacity. Expanded applications will lead to increased demand as different applications require unique simulations due to evaluating the vehicle under different operating conditions or configurations.

•

Penetrate new geographies. We have a strong presence in North America, Europe and Japan and Korea. Ground transportation customers in Brazil, India and China are rapidly maturing their design and engineering capabilities as they work to become global competitors. We have been working to expand our presence and business in these geographies, and will continue to do so.

•

Explore new vertical markets. We believe that our solution has the potential to transform the design process not only in our current target market but in other markets that face similar problems, including the aerospace, oil and gas production, chemical processing, architecture, engineering and construction, power generation, biomedical and electronics industries. Our core technology is extendable to applications beyond those required in the ground transportation market. For example, we have developed a prototype simulation capability for multi-phase fluid flows, such as air-water mixtures, that we believe would be of value to the oil and gas, chemical and power generation markets.

•

Selectively pursue strategic acquisitions. There are many fragmented and complementary software products and technologies that would enable us to expand our product and solutions offering, increase the value delivered to our customers, and expand our customer base. We will selectively pursue opportunities to acquire complementary business, products or technologies.

Our Products and Applications

We provide our solutions through our core product, PowerFLOW and a suite of related software products. We surround that technology with 20 years of technical know-how and vertical industry expertise, which we employ to deliver applications tailored specifically to the requirements of the ground transportation market. In cooperation with our customers, we also generate validation data to substantiate the accuracy of the resulting PowerFLOW simulations in comparison to physical test results and identify best practices for implementation that enable customers to solve with confidence their engineering and design problems.

Our solution focus starts with our powerful and patented fluids simulation technology. Combining our inherently transient simulation engine with a single detailed geometric model allows the software to connect with other physics algorithms to address the requirements of many engineering disciplines. The same geometric model can be used for aerodynamic, aeroacoustic and thermal simulations, saving engineering time and expense and allowing for cross-disciplinary studies.

The simulation process occurs in three stages: simulation preparation, the simulation itself and analysis of the simulation results. In the simulation preparation stage, our software tools are used prepare a digital geometric model, often based on CAD design data, for use in our PowerFLOW simulation engine. The user then selects the environmental and operating conditions, such as highway speed with a cross wind or slow towing hill climb, under which to evaluate the digital model. The simulation stage involves the use of our PowerFLOW simulation engine to model complex fluid flows and other phenomena as they relate to the digital model and test conditions prepared in the simulation preparation. Lastly, simulation analysis involves the use of visualization and other tools to gain insights into the data generated by the simulation step. These results can be used to further refine the digital model for use in later iterations of the simulation step. In the analysis phase, we offer sophisticated optimization algorithms that assist in searching within specified constraints for improved designs, something that is not possible in physical test environments.

The complete PowerFLOW software suite includes the simulation engine and grid generation engine (also called the discretizer), along with complementary pre- and post-processing software products. The software is delivered in a client/server architecture in which the computationally intensive discretization and simulation processes generally run on a centralized multi-processor simulation server, while the front-end applications for simulation preparation and back-end applications for post-processing analysis run on desktop clients that interact with the central server.

The main driver of our revenue is customers’ usage of simulation hours on the simulation server, to which we provide access under capacity-based term licenses. Customers usually purchase PowerFLOW simulation capacity under one-year licenses that provide the customer either with dedicated access to a specified number of processor cores throughout the contract year or with a block of “simulation hours” that may be used at any time but expire if not used by the end of the contract year. We separately license the client software that interfaces with our PowerFLOW simulation server for a fixed annual fee, based on the number of concurrent users.

Our Product Suite

The following diagram illustrates how data flows through the products that comprise our PowerFLOW suite:

Simulation preparation	Key Features
The desktop-based simulation preparation products described below enable users to quickly and easily import complex geometric models and incorporate them into a PowerFLOW simulation case and to manipulate and modify these digital models, and evaluate potential design improvements.
PowerDELTA	Streamlines and automates the simulation model preparation process by applying proven concepts of parametric feature modeling and history tree model management to the process of simulation model creation and update. Design data in most major CAD and mesh formats are supported—even at varying levels of quality.
PowerCASE	Efficiently creates, edits, and compiles a complete PowerFLOW simulation case. The compiled case file controls the construction of the simulation grid produced by the discretizer (PowerFLOW’s grid generator), which in turn drives the actual simulation.
PowerCLAY	Quickly and easily performs direct modification or morphing of digital model surfaces, shortening the design iteration loop to hours rather than weeks and providing the capability to easily design completely new features and electronically catalogue them for future simulation.

Simulation Server	Key Features
The server-based simulation products described below form the core of our PowerFLOW suite. These products utilize our proprietary Digital Physics technology to accurately model complex fluid flows and other phenomena.
PowerFLOW	Our core product, which incorporates all of our proprietary Digital Physics technology, efficiently and accurately simulates fluid dynamics, even on models with extreme geometric complexity.
PowerTHERM	Couples with PowerFLOW to accurately predict surface temperatures and heat fluxes generated by thermal radiation and conduction.
PowerCOOL	Couples with PowerFLOW to accurately calculate the heat transfer between a heat exchanger and the cooling airflow while seamlessly integrating into the PowerFLOW work flow.
Simulation Analysis	Key Features
The desktop-based simulation analysis products described below allow users to efficiently visualize and evaluate the simulation data generated by PowerFLOW. Using this information and our simulation preparation tools, users can quickly and easily refine their design and prepare a new simulation case for additional testing.
PowerINSIGHT	A graphical user interface that offers a library of user configurable templates and generates comparative results, allowing users to interactively browse these results to gain insight into their simulation and automatically generate reports in a variety of formats, including PowerPoint.
PowerVIZ	High-performance visualization and analysis application used for processing simulation results from PowerFLOW and spectral analysis results from PowerACOUSTICS. Provides a wide variety of tools to perform detailed analyses, a fast, intuitive, and interactive user interface, and the ability to quickly process large data sets. Different visualization techniques can be combined within the same image to explore simulation data.
PowerACOUSTICS	Enables accurate pressure fluctuation prediction, noise source identification, wind noise transmission to interior, and sound package parameter study capabilities.

Our Applications

Our goal is to promote simulation-based design techniques throughout each of the core disciplines and departments within our customers’ organizations, which include aerodynamics, thermal management, aeroacoustics, climate control and powertrain. Each of these departments is responsible for a particular aspect of the design of a vehicle and tradeoffs often must be made between the priorities of these departments. For example, a design change made to improve the aerodynamic properties of a vehicle may negatively affect the thermal management or aeroacoustic properties of the vehicle. Our customers tell us that by providing timely and accurate insights about the performance of alternative design approaches early in the product development cycle, our products allow their engineers to better understand these tradeoffs and thereby reduce the likelihood of expensive redesigns or engineering fixes to remedy problems that might otherwise only be discovered late in the product development program. Toward that end, our applications management teams dedicated to each of these disciplines seek opportunities to apply our core fluids and related physics simulation engines to address new target problems. In this process, we develop new solutions, which can then be marketed to other customers, all of which drives simulation consumption.

For example, one of the earliest applications of our technology in the automotive market was the modeling of aerodynamic drag, a key concern of engineers in our customers’ aerodynamics departments. However, the same core transient simulation engine that enables the prediction of drag can also be extended to address the problems of a different group of engineers in the same company who are responsible for the vehicle’s soiling and water management attributes. This group works to understand and mitigate the amount of soil (road dirt, brake dust and salt) that accumulates on critical components such as doors, side glass and mirrors, for safety and quality reasons. Similarly, for off highway equipment, accumulation of particles in the air intake and cooling systems can significantly affect performance. All of this can now be studied and optimized digitally using PowerFLOW early in the design process where changes are less costly to implement.

A major strength of our proprietary Digital Physics technology is its extensibility when compared to traditional CFD solutions, which require extensive and specialized tuning for each new application. By layering on top of our core fluids solver additional functionalities that address phenomena such as thermal radiation or acoustic transmission, we are able to provide broader solutions that extend beyond our initial fluid dynamics focus. These include the interior noise simulation capability that we offer to our customers’ aeroacoustics department, or the brake cooling simulation capability that we provide to engineers in their thermal management department.

The graphic below illustrates how we have extended our simulation engine and physics technology to address the needs of the various core disciplines and departments within our ground transportation customers’ design and engineering organizations. Each outer “tile” below represents a functional solution for which our applications management teams either have developed or intend to develop product requirements, validation data, best practices and deployment assistance for our customers.

Deployment of each new functional solution results in increased utilization of simulation capacity, which leads to new license purchases and revenue. We believe the customer base for most of these applications remains only partially deployed. As our customers gradually alter their development processes to take more advantage of the digital development methods we are enabling, we seek opportunities to cross-sell our products to new engineering groups within our existing customers.

Our Technology

PowerFLOW is built on our proprietary Digital Physics technology, which is based on an extended implementation of the lattice Boltzmann method that we have developed over two decades. PowerFLOW differs from competing CFD technology in fundamental ways that make our simulations more useful to our customers. PowerFLOW simulations are:

•	transient: can simulate time-dependent phenomena such as turbulent flows;
•	stable: reliable even when used to analyze complex geometries; and
•

accurate: validation studies by us and our customers demonstrate that digital simulations utilizing PowerFLOW are comparable in accuracy to the physical tests that they replace, and in some cases, are more accurate.

The traditional approach in CFD has been to start with the Navier-Stokes equations, which are a set of partial differential equations that describe the behavior of a fluid. These equations are theoretically sound for many types of flows but are very complex and highly non-linear. Because these equations by their nature cannot be directly solved for any but the simplest scenarios, their application in practice requires the use of numerical techniques to approximate a solution. The main drawbacks of the traditional CFD approach therefore lie not with the Navier-Stokes equations themselves but in the numerical techniques that must be employed to provide solutions to them.

In the traditional CFD approach, the continuous Navier-Stokes equations are discretized, meaning that the flow field is broken up into discrete cells located in three-dimensional space (analogous to the two-dimensional pixels on a computer screen), where the flow properties such as velocity and pressure are solved. Because solving for the fluid properties at all locations in time and space is not mathematically possible, values are computed at these discrete locations, which make up what is referred to as the computational grid.

There are also significant difficulties with these numerical techniques when simulating flow conditions at the interface where the fluid grid meets a surface. The necessary calculations are computationally intensive and they often become unstable, meaning that no meaningful solution can be provided. In order to address these difficulties and to reduce the computational costs, many traditional CFD approaches use a steady-state solver that simplifies the problem by calculating an average value for each discrete cell, rather than predicting the changing values in time. To improve robustness and stability, traditional approaches also introduce excess numerical dissipation that, while improving stability, works to destroy subtle flow structures that are critical for accuracy.

In contrast, our Digital Physics technology, based on the lattice Boltzmann method, describes the fluid flow at the mesoscopic level, between the molecular and the continuum level of Navier-Stokes. As with traditional solvers, the lattice Boltzmann method also discretizes the flow domain. In spite of this discretization, it was proved in the early 1990’s that the lattice Boltzmann method accurately provides solutions equivalent to the highly non-linear Navier-Stokes equations without actually having to solve them. This theoretical proof was the genesis for the founding of Exa.

PowerFLOW provides a further advantage in that it can handle fully complex surface geometry, the details of which are also equally important to generate accurate predictions. Another unique component of our core technology is the “discretizer,” which automatically determines the fluid/surface intersection without compromising the geometric fidelity. Other tools offer automatic mesh generation, but these routines often “defeature,” or simplify, the geometry, which can compromise the accuracy of the results of the simulation.

Unlike traditional approaches, PowerFLOW’s extremely low dissipation allows for accurate simulation of time dependent flows enabling sensitive applications such as aeroacoustics. Furthermore, PowerFLOW has been proven to be highly scalable on massively parallel computers to enable shorter turn-around times, a very challenging task in traditional CFD solvers.

For higher speed, turbulent flows it is not computationally practical to perform direct simulations by resolving all of the scales of motion—from the microscopic to large scale flow structures that are the size of the vehicle. Thus, it becomes necessary to incorporate models to account for these unresolved turbulent flow structures. The small turbulent scales are universal in nature and thus can be predicted with theoretical models. The large scales of turbulence are not universal and no theoretical model exists that can be relied upon to accurately predict their behavior.

The most common approach in CFD to this problem is to rely on turbulence modeling across the entire scales of turbulence. These models extend far beyond their theoretical basis and are often applied to steady-state solutions where the time dependent nature of the flow is completely ignored. Due to the non-universal nature in the large turbulent scales, this approach has led to a range of user-selected turbulence models with empirical tuning of the parameters in an attempt to be suitable for a specific class of flows. These compromises have enabled traditional CFD approaches to be tailored to specific applications and be deployed in a way that provides some level of insight and understanding of flow behaviors but limit their accuracy and thus their ability to replace the complex experimental testing required that ensure designs meet their targets.

PowerFLOW leverages the fact that it is a transient solver with high three-dimensional resolution and low dissipation. This allows PowerFLOW to directly simulate the large unpredictable turbulent scales. PowerFLOW uses turbulence theory to model only where it is valid and directly simulates the rest.

These combined attributes of PowerFLOW’s underlying technology enable us to bring simulation solutions to new levels of accuracy and robustness that have not been possible before. Our customers tell us that this has enabled them to improve their development processes by replacing physical prototype testing at many stages of the vehicle development process with robust, detailed and accurate digital simulations. This allows the final prototype stage to be primarily one of confirmation rather than discovery.

Customers and Markets

Our initial focus has been on the ground transportation market, and primarily on makers of passenger vehicles, due to the immediate benefits and strong value proposition of our solutions for vehicle manufacturers. With global annual revenue for 2010 for the top 50 global passenger vehicle manufacturers exceeding $1.6 trillion and research and development expenses for that group of approximately $60 billion, ground transportation is one of the most important and dynamic industries. The passenger vehicle segment sells on average 60 million vehicles per year and we estimate that there are typically over 200 distinct models in active development per year worldwide. Over 95% of our fiscal year 2012 revenues were generated from the ground transportation market.

The segments of the ground transportation market that we serve include the following:

•	Passenger vehicle manufacturers;
•	Highway truck manufacturers;
•	Off-highway vehicle manufacturers (including agricultural, construction and military vehicles and machines);
•	Train manufacturers; and
•	Suppliers to the above manufacturers.

Over 90 manufacturers currently utilize our products and services, including 13 of the global top 15 passenger vehicle manufacturer groups, based on motor vehicle production volume for 2010, as reported by the Organisation Internationale des Contructeurs d’Automobiles, or the International Organization of Vehicle Manufacturers, such as BMW, Ford, Hyundai, Jaguar Land Rover, Nissan, Porsche, Renault, Toyota and Volkswagen; truck and off-highway vehicle manufacturers such as AGCO, Hyundai, Kenworth, Kobelco, MAN, Peterbilt, Scania and Volvo Truck; and suppliers to these manufacturers, such as Cummins, Denso and Magna Steyr.

We have also begun to explore new markets in which we believe the capabilities of PowerFLOW have broad application, including the aerospace, oil and gas production, chemical processing, architecture and construction, power generation, biomedical and electronics industries. For example, we have a prototype for multi-phase fluids that we believe would be of value to the oil and gas, chemical and power generation markets.

Examples of Customer Deployments

The following are examples of applications in which our customers have deployed our products, the problems they were seeking to solve, and some of the benefits that they have reported from their use of PowerFLOW:

AGCO Corporation. AGCO is a global manufacturer of agricultural equipment sold under several well known brands such as Challenger, Massey Ferguson, Fendt and Valtra. AGCO’s vision is to provide high-tech solutions to professional farmers feeding the world by manufacturing products to help improve farmers’ efficiency and productivity.

AGCO was aware that the EPA is phasing in mandatory 90% reductions of nitrous oxides by heavy equipment. In order to meet the required level of emissions, manufacturers such as AGCO must incorporate a number of extremely high temperature after treatment devices into engine compartments that are getting smaller, while maintaining engine operating temperatures within acceptable limits. AGCO began working with Exa via project-based services and now purchases annual client licenses and simulation-hours of PowerFLOW via the OnDemand software-as-a-service capability.

By using Exa’s PowerFLOW suite, AGCO states that it has been able to:

•	Save product costs by not having to “over design” engines—predictive simulations enable AGCO to incorporate the minimum design changes needed, where they are required;
•	Reduce the number of physical test stages from twenty per vehicle design to three;
•	Save millions of dollars in prototype testing costs across their product line; and
•	Migrate from physical test processes requiring more than 60 days to a digital test process requiring 6 days per iteration, as illustrated in the AGCO graphic below:

Peterbilt Motors Company, a PACCAR Company. Peterbilt manufactures premium quality trucks for a wide range of markets, including over-the-road, construction and medium-duty. For its on-highway trucks, fuel economy is one of the top purchasing criteria of fleet customers.

In 2009, Peterbilt introduced an aerodynamic package for its on-highway Model 386 and 384 trucks that improved fuel economy by 12%. This was achieved by leveraging Exa’s PowerFLOW simulation products to reduce the aerodynamic drag by 24% while also maintaining the distinctive aesthetic style required to appeal to fleet customers.

•	In developing the aerodynamic package, Peterbilt evaluated and optimized the following new features using PowerFLOW:
•	Proprietary roof fairing—to help push air up and over the cab and trailer
•	Enhanced chassis fairings—to redirect the air around the rear wheels
•	Aero battery box—optimized to provide better airflow under the cab
•	Composite sun visor—reduced drag with improved glare protection
•	Sleeper extender—a 3-inch rubber extender flare to redirect air around the trailer
•	Aerodynamic mirrors—improved shape to reduce drag
•

Peterbilt states that the new aerodynamic package results in a 24% reduction in aerodynamic drag, which translates to a 12% improvement in highway fuel economy and an estimated $5,600 of annual fuel savings per year per vehicle.

SAME Deutz-Fahr. SAME Deutz-Fahr, or SDF, is one of the world’s leading manufacturers of agricultural tractors, combine harvesters, farm machinery and engines. SDF’s products are manufactured and marketed under the SAME, Deutz-Fahr, Lamborghini and Hurlimann brands.

Designing a cooling system for agricultural equipment is a critical process. Because agricultural machines move at low speeds under very high workloads, reliable cooling systems are essential to guarantee product performance and quality. SDF standardized its development process for cooling systems based on our PowerFLOW simulation software in order to meet these needs while reducing development time and costs.

By using our PowerFLOW suite, SDF states that it has been able to:

•

transition from a conventional design process based on prototypes, physical tests and hands-on experience to a sophisticated, fully-detailed simulation-based process, which has resulted in an overall reduction in testing time of 80% compared to SDF’s previous conventional methodology;

•	accurately simulate the behavior and efficiency of cooling systems at a very early stage of development;

•	represent the entire proposed tractor design down to the smallest detail allowing realistic simulations that highlight potentially critical issues;

•	enable its engineers to rapidly explore engineering alternatives and to optimize product design by identifying multiple solutions to engineering problems in a matter of days instead of months; and

•	set new industry-leading quality standards.

By using our products, AGCO, Peterbilt and SDF have all achieved significant cost savings and improvements in their vehicle development process. We intend to continue to leverage the success we have had with these and other customers to further penetrate our existing customer base and attract new customers.

Sales and Marketing

We sell our products and services primarily through our direct sales force of 118 persons in the United States, United Kingdom, France, Germany, Italy, Japan, Korea and China at April 30, 2012, including 20 sales executives, 20 technical account managers assigned to our most deployed customers and a worldwide staff of 53 field applications engineers. We also sell our products and services through a distributor in India and through a sales agent in Brazil.

Our sales executives and applications engineering teams are based near our customers to enable quick, efficient, local time zone and language support. Our sales team is responsible for building a long-term, value-driven relationship with our customers. They also have access to our global technical resources to carry out and deliver project-based engagements. They utilize these project resources strategically to enable customers over time to deploy our solutions independently.

To introduce new customers to our simulation solutions, we typically perform fixed price projects that include simulations accessed via our OnDemand facilities, along with engineering and consulting services. Initial projects typically focus on a specific real problem in an active development program and are executed over the course of a few weeks or months. We may perform one or a series of projects, in which our applications management teams work with the design and engineering groups in various disciplines within our customers’ organizations to identify their needs and to assist the customer in validating and implementing our solution. As we work with the customer in project-based mode, we work towards building a value proposition that supports a license sale.

Once our PowerFLOW technology has been adopted in one area of a customer’s organization, we seek opportunities to expand to other disciplines and departments. We believe that we are currently marginally deployed at many of our current customers and see significant growth potential from existing customers. For example, a manufacturer of luxury automobiles initially implemented our aerodynamic simulation solutions for use in styling evaluation and optimization. Over the course of our multi-year relationship with this customer, the range of our solutions deployed by the customer has expanded to include thermal management (including convective drive train cooling, brake cooling, underhood temperatures and climate control solutions) as well as aeroacoustics, resulting in an increase in simulation capacity purchased by this customer by a factor of over 50 times over a period of five years.

Customers usually purchase PowerFLOW simulation capacity under one-year licenses that provide the customer either with dedicated access to a specified number of processor cores throughout the contract year or with a block of “simulation hours” that may be used at any time but expire if not used by the end of the contract year. As an illustration, a highway truck customer, based on a new truck design program, may estimate that it will run a minimum of 200 aerodynamic simulations in their next fiscal year. A typical highway truck aerodynamics simulation requires 3,000 simulation-hours each. Thus, this customer will require a minimum of 600,000 simulation-hours.

Simulation capacity may be purchased as software-only, to be run on the customer’s own computer hardware, or provided in the form of software-as-a-service, via our hosted PowerFLOW OnDemand offering. We provide our PowerFLOW OnDemand services primarily through a data center operated by IBM in Piscataway, New Jersey pursuant to a five-year agreement dated February 3, 2011 between IBM and us. Under the terms of the agreement, IBM provides system infrastructure for our hosted PowerFLOW OnDemand services. We pay IBM fixed quarterly fees for specified services described in the agreement, plus additional fees for any supplemental services we request IBM to perform. We may terminate the agreement at any time after March 31, 2014, upon six months prior written notice to IBM and payment of a termination fee, which consists of a fixed percentage of the aggregate quarterly payments remaining under the agreement at the time of such termination. We believe that the terms of our agreement with IBM are customary for the third party data center industry. We separately license the front-end and back-end applications software that interfaces with our simulation server software for a fixed annual fee, based on the number of concurrent users at the customer. As customers continue to use our solutions and deploy them more widely within their organizations, their consumption of our simulation services typically increases. We offer volume discounts based on the annual volume of simulation capacity ordered.

Research and Development

Our product development activities are carried out by our research and development organization, which at April 30, 2012 encompassed 89 persons, including 17 scientists engaged in basic research in fluid dynamics, 33 software engineers, 28 applications management personnel and 11 product management personnel. Our senior research and development scientists include leaders in the field of fluid dynamics who have pioneered the use of the lattice Boltzmann method. Our applications management teams, which are organized around the core engineering disciplines and departments within our customers’ organizations, perform a critical role in establishing and executing our product development roadmap, by identifying customer needs, developing product requirements and working with customers to implement and improve our solutions. Examples of our current research and development activities include basic research to improve the capabilities and performance of our core fluids simulation engine, which is currently in its fifth generation, as well as the expansion of our solutions to address new simulation applications, for example, modeling of moving geometries such as rotating machinery.

Our total expenditures on research and development were $12.6 million, or 35.4% of total revenues in fiscal year 2010, $12.8 million, or 33.7% of total revenues, in fiscal year 2011 and $14.4 million, or 31.5% of total revenues in fiscal year 2012. In order to maintain and extend our technology leadership and competitive position, we intend to continue to devote significant effort to our research and development activities.

Competition

The market for digital simulation software is characterized by vigorous competition. We consider the primary competition to adoption of our solutions to be our customers’ continued use of physical prototypes and test facilities. We also encounter competition from companies that provide multi-function digital simulation software that is used for various purposes in the ground transportation industry and elsewhere, primarily CD-adapco, with its products STAR-CD and STAR-CCM+, and ANSYS, with its products Fluent and CFX. CD-adapco has a strong presence in the automotive market, and offers capabilities in certain areas in which we currently do not focus, such as combustion. ANSYS offers a suite of digital simulation software that includes many applications that we do not address, such as structural mechanics and electromagnetism, and that it markets to a broad spectrum of industries. We also compete against open source software such as OpenFOAM that includes computational fluid dynamics capabilities.

In most of our existing and potential new accounts, products such as these are already in use for a variety of purposes, and likely will remain so. Our competitors’ products are often offered at what customers may perceive as a lower cost than ours. Our ability to further penetrate the ground transportation market will therefore depend on our ability to demonstrate that our solutions deliver economic value in the form of significant process and cost improvements that competing products are unable, due to their technical limitations, to provide. As we expand our offerings into other markets, we may face competition from the same competitors as well as from companies that we have not typically competed against in the past. Many of our current and potential competitors have greater financial, technical, marketing, service and other resources than we have and may expand into our market by acquiring other companies or otherwise. As a result, these companies may be able to offer lower prices, additional products or services, or other incentives that we cannot match or offer. We may not be able to compete successfully against current or future competitors and competitive pressures could materially adversely affect our business, financial condition and operating results.

Intellectual Property

We regard our software as proprietary. Our strategy is to rely on a combination of copyright, patent, trademark and trade secret laws in the United States and other jurisdictions, and to rely on license and confidentiality agreements, and software security measures to further protect our proprietary technology and brand. The laws of some countries in which our products are licensed may not protect our intellectual property rights to the same extent as the laws of the United States.

We have obtained or applied for patent protection with respect to some of our core intellectual property, but generally do not rely on patents as a principal means of protecting intellectual property. As of April 30, 2012 we owned eight patents issued in the United States and two pending patent applications in the United States.

We conduct business under our trademarks and use trademarks on some of our products. We believe that having distinctive marks may be an important factor in marketing our products. We have registered twelve of our significant trademarks in the United States and in limited subset in selected other countries. Although we have a foreign trademark registration program for selected marks, the laws of many countries protect trademarks solely on the basis of registration and we may not be able to register or use such marks in each foreign country in which we seek registration. We monitor use of our trademarks and intend to enforce our rights to our trademarks.

We rely on trade secrets to protect substantial portions of our technology. We generally seek to protect these trade secrets by entering into non-disclosure agreements with our employees and customers, and historically have restricted access to our software source code and licenses, which we regard as proprietary information. In these cases, we rely on non-disclosure and other contractual provisions to protect our proprietary rights. Trade secrets may be difficult to protect, and it is possible that parties may breach their confidentiality agreements with us.

In addition to the protections described above our software is protected by United States and international copyright laws. We license our software products utilizing a combination of web-based and hard copy license terms and forms. We rely primarily on “click-wrap” licenses. The enforceability of these types of agreements under the laws of some jurisdictions is uncertain.

We also incorporate a number of third-party software programs into our products pursuant to license agreements. In particular, our PowerTHERM product incorporates technology licensed from ThermoAnalytics, Inc., pursuant to an OEM License Agreement dated October 26, 2006, as amended on June 10, 2011, which grants us an exclusive right to distribute certain products derived from ThermoAnalytic’s RadTherm product. Under the agreement, we pay ThermoAnalytics a royalty based on the number of PowerTHERM licenses we sell to our customers. The agreement may be terminated by either party for convenience only after the expiration of a ten year initial term, and upon five years prior written notice. In addition, ThermoAnalytics granted us a right of first refusal in the event of any sale or proposed sale of 30% or more of the assets or voting securities of ThermoAnalytics or any of the ThermoAnalytics products underlying the license agreement. With the exception of PowerTHERM, our products are not substantially dependent on any third-party software. Certain portions of our products utilize open source code. Notwithstanding the use of this open source code, we do not believe that our usage requires public disclosure of our own source code nor do we believe that the use of open source code is material to our business.

On November 30, 2011 we entered into an Assignment and License Agreement with science + computing AG, which we refer to as s+c, whereby we acquired certain intellectual property rights underlying our PowerVIZ product, for aggregate consideration of approximately $3.5 million. Prior to November 30, 2011, these features had been incorporated into PowerVIZ pursuant to a sales agreement under which we paid s+c a royalty based on the number of PowerVIZ licenses we sold to our customers. In connection with the entry into the Assignment and License Agreement with s+c, we hired two member of s+c’s PowerVIZ development team.

The steps we have taken to protect our proprietary rights may not be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our technology or development of competitive technologies could harm our business. We could incur substantial costs in protecting and enforcing our intellectual property rights.

We believe that the success of our business depends more on the quality of our proprietary software products, technology, processes and know-how than on trademarks, copyrights or patents. While we consider our intellectual property rights to be valuable, we do not believe that our competitive position in the industry is dependent simply on obtaining legal protection for our software products and technology. Instead, we believe that the success of our business depends primarily on our ability to maintain a leadership position by developing proprietary software products, technology, information, processes and know-how. Nevertheless, we attempt to protect our intellectual property rights with respect to our products and development processes through trademark, copyright and patent registrations, both foreign and domestic, whenever appropriate as part of our ongoing research and development activities.

Employees

As of April 30, 2012 we had 203 employees, of which 118 are located in the United States. None of our employees is represented by a labor union or party to a collective bargaining agreement, and we believe our employee relations are good.

Facilities

Our principal offices occupy approximately 60,000 square feet of leased office space in Burlington, Massachusetts pursuant to a lease agreement that expires in March 2016. We also maintain sales, support and applications management offices in Livonia, Michigan; Brisbane, California; Paris, France; Stuttgart, Germany; Munich, Germany; Ciriè, Italy; Yokohama, Japan; Seoul, Korea; and Shanghai, China. We believe that our current facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

We are not a party to any pending legal proceedings. However, because of the nature of our business, we may be subject at any particular time to lawsuits or other claims arising in the ordinary course of our business, and we expect that this will continue to be the case in the future.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information with respect to our executive officers and members of our board of directors as of April 30, 2012:

Name	Age	Position
Stephen A. Remondi	47	Chief Executive Officer, President, Director
Edmond L. Furlong	48	Chief Operating Officer and Chief Financial Officer
Jean-Paul Roux	48	Vice President of European Operations
Hudong Chen, Ph.D.	55	Chief Scientist, Vice President of Physics
James Hoch	47	Vice President of Software Development
John J. Shields, III (1)	73	Chairman of the Board of Directors
John William Poduska, Ph.D. (1)(3)	74	Director
Wayne Mackie (2)(3)	63	Director
John F. Smith, Jr. (2)(3)	74	Director
Robert Schechter (2)	63	Director

(1)	Member of compensation committee
(2)	Member of audit committee
(3)	Member of nominating and corporate governance committee

Stephen A. Remondi co-founded Exa Corporation in 1991 and has held the positions of Chief Executive Officer and President since 1999. Prior to 1999, Mr. Remondi held numerous positions within Exa, including Vice President of Applications Development and Business Development. In that role, Mr. Remondi was responsible for the development of the PowerFLOW product and management of Exa’s strategic customer partnerships. Prior to founding Exa, Mr. Remondi held various engineering and engineering management positions at Alliant Computer Systems Corporation and Data General Corporation. Mr. Remondi has a B.S. in Electrical & Computer Engineering from Tufts University and an M.B.A. from Bentley College. We believe that Mr. Remondi’s educational background in engineering and management, his professional experience as an engineer and executive, and his extensive knowledge of our company’s history and culture, its products, technology and personnel, and its markets and customers, qualify him to serve as a member of our board of directors.

Edmond L. Furlong served as a director of Exa Corporation from 2001 to January 2005 when he became our Chief Operating Officer and Chief Financial Officer. Immediately prior to joining Exa, Mr. Furlong held the position of Senior Vice President of Fidelity Strategic Investments, the venture capital arm of Fidelity Investments. Prior to his tenure at Fidelity Strategic Investments, Mr. Furlong held several investment and operations roles including Chief Operating Officer of UAM Investment Services, Inc., Vice President and National Sales Manager of Fidelity Investments Tax-Exempt Services Company and Chief Financial Officer of Fidelity Investments Tax-Exempt Services Company and also served as a management consultant at The Boston Consulting Group, Inc., and an associate in the investment banking group of Dillon, Read & Company, Inc. Mr. Furlong holds a B.S. in Economics from The Wharton School of The University of Pennsylvania and an M.B.A. from The Harvard Business School.

Jean-Paul Roux joined Exa in 2001 as our managing director for Southern and Western Europe. In April 2003 Mr. Roux assumed the position of Vice President of European Operations. Prior joining to Exa, Mr. Roux was Managing Director of Tecnomatix UK, a provider of product lifecycle management software, and its Scandinavian subsidiary. Mr. Roux has extensive experience selling software solutions to engineers in the manufacturing, electronics, automotive, aerospace and off-highway equipment industries. Mr. Roux holds a language degree from Catholic University and a business degree from Ecole Superieure de Commerce in Grenoble, France.

Dr. Hudong Chen joined Exa in 1993 and has been our Chief Scientist since 1997 and Vice President of Physics since 2000. Prior to his tenure at Exa, Dr. Chen was a visiting assistant physics professor at Dartmouth College and a postdoctoral fellow at Los Alamos National Laboratory. Dr. Chen has a Ph.D. in Physics from Dartmouth College, a M.S. in Physics from the College of William and Mary, and a B.S. in Physics from Fudan University in China. Dr. Chen is known for his pioneering work in lattice Boltzmann methods as well as contributions in turbulence and kinetic theory. Dr. Chen has been a Fellow of the American Physical Society since 2000.

James Hoch joined Exa in 1993 and has been our Vice President of Software Development since rejoining the company in 1999. Prior to joining Exa, Mr. Hoch was the lead architect on several research parallel computer systems and related compiler projects at Sandia National Laboratories. Mr. Hoch was also chief architect at Maker Communications, a developer of network communications processors, from October 1998 to July 1999. Mr. Hoch has extensive experience in compiler technology and parallel computing and holds both M.S. and B.S. degrees from Purdue University in Computer and Electrical Engineering.

John J. Shields, III has served as a member of our Board of Directors since 1996 and our Chairman since 1999. Mr. Shields has served as a general partner of Boston Capital Ventures since 1997. Prior to assuming that position, Mr. Shields was the President and Chief Executive Officer of Computervision Corporation, formerly Prime Computer, Inc., a provider of computer aided design and manufacturing software that was acquired by PTC in 2001. Mr. Shields joined Computervision in January 1990 after 28 years at Digital Equipment Corporation where his last position was Senior Vice President responsible for sales, services, marketing and international organizations. Mr. Shields was a member of Digital Equipment Corporation’s Executive Committee and Chairman of its Marketing and Sales Strategy Committee. We believe that Mr. Shields’ many years of service as a chief executive officer and senior executive in a variety of roles in the computer software and hardware industries and his experience as an investor qualify him to serve as a member of our Board of Directors.

Dr. John William Poduska has served as a member of our Board of Directors since 1994. Dr. Poduska was the Chairman of Advanced Visual Systems Inc., a provider of visualization software, from January 1992 to December 2001. From December 1989 until December 1991, Dr. Poduska was President and Chief Executive Officer of Stardent Computer Inc., a computer manufacturer. From December 1985 until December 1989, Dr. Poduska served as Chairman and Chief Executive Officer of Stellar Computer Inc., a computer manufacturer he founded which is the predecessor of Stardent Computer Inc. Prior to founding Stellar Computer, Inc., Dr. Poduska founded Apollo Computer Inc. and Prime Computer, Inc. Dr. Poduska also served as a director of Novell, Inc. until 2011 and Anadarko Petroleum Corporation and Safeguard Scientifics, Inc. until 2009. Dr. Poduska holds a Sc.D. from MIT and an Honorary Doctorate of Humane Letters from Lowell University. We believe that Dr. Poduska’s scientific background, his many years of service as a founder and senior executive in the computer hardware industry and his experience as a director of other public companies qualify him to serve as a member of our Board of Directors.

Wayne Mackie has served as a member of our Board of Directors since February 2008. Mr. Mackie is currently the Executive Vice President, Treasurer and Chief Financial Officer of CRA International, Inc., a publicly traded worldwide economic, financial, and management consulting services firm, a position he has held since 2005. Mr. Mackie was a member of the Board of Directors and Audit Committee of Novell, Inc. from 2003 until 2005. From 1972 through December 2002, Mr. Mackie was an employee of and, effective in 1983, a partner with Arthur Andersen LLP, where he specialized in software and high technology industry clients. After leaving Arthur Andersen, Mr. Mackie served as a consultant to a number of organizations. Mr. Mackie received a Master’s degree from the Wharton School of the University of Pennsylvania and a Bachelor’s degree from Babson College, and is a certified public accountant. Mr. Mackie is currently a Trustee and former member of the Board of Directors, Compensation Committee and Chairman of the Audit Committee for the Massachusetts Eye and Ear Infirmary. We believe that Mr. Mackie’s training as a certified public accountant, his background as a partner of a registered independent public accounting firm and as a senior financial executive and his experience as a director of another public company qualify him to serve as a member of our Board of Directors.

John F. Smith, Jr., has served as a member of our Board of Directors since November 2007. Mr. Smith is a retired Chairman of the Board of Directors of General Motors Company, a position he held from 1996 to 2003. Mr. Smith also held variety of other positions at General Motors, including Chief Executive Officer from 1992 to 2000 and President from 1992 to 1998. In addition to his service on our Board of Directors, Mr. Smith is the senior partner of Charles River Wine Company and is currently a retired, non-executive Chairman of the Board of Directors of Delta Air Lines, Inc. Mr. Smith also served as a member of the President’s Export Council. Mr. Smith received his bachelor of business degree from the University of Massachusetts and a M.B.A. from Boston University. We believe that Mr. Smith’s educational background in management, his many years of service as a chief executive officer and senior executive in the automotive industry and his experience as a director of other public companies qualify him to serve as a member of our Board of Directors.

Robert Schechter has served as a member of our Board of Directors since June 2008. Mr. Schechter served as Chief Executive Officer and Chairman of the Board of NMS Communications Corporation from 1995 until his retirement in 2008. From 1987 to 1994, Mr. Schechter held various senior executive positions with Lotus Development Corporation and from 1980 to 1987 was a partner of Coopers & Lybrand LLP. Mr. Schechter is currently a director of Parametric Technology Corporation, a provider of product development software solutions. Previously, he had served as a director of Unica Corporation, Soapstone Networks, Inc., Moldflow Corporation and MapInfo Corporation. Mr. Schechter is a graduate of Rensselaer Polytechnic Institute and the Wharton School of the University of Pennsylvania. We believe that Mr. Schechter’s educational background in technology, finance and accounting and his experience as a partner of a registered independent public accounting firm, as a senior executive in the software industry and as a director of other public companies qualify him to serve as a member of our Board of Directors.

Board of Directors

Our board of directors currently consists of six members. Following this offering, the board of directors will be divided into three classes. Except as described below, each of the directors will serve for three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Immediately after the completion of this offering:

•	Messrs. Poduska and Remondi will be the Class I directors whose terms end in 2013, and will stand for election at the 2013 annual meeting for three-year terms ending in 2016;
•	Messrs. Schechter and Shields will be the Class II directors whose terms end in 2014, and will stand for election at the 2014 annual meeting for three-year terms ending in 2017; and
•	Messrs. Mackie and Smith will be the Class III directors whose terms end in 2015, and will stand for election at the 2015 annual meeting for three-year terms ending in 2018.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Our board of directors has determined that each of our directors other than Mr. Remondi is an independent director within the meaning of the NASDAQ Marketplace Rules.

Each executive officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors and executive officers.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, which are the only standing committees of the board of directors.

Audit committee. The current members of our audit committee are Wayne Mackie, who serves as Chairman, Robert Schechter and, effective upon the closing of this offering, John F. Smith, Jr., each of whom satisfies the Nasdaq Stock Market independence standards and the independence standards of Rule 10A-3(b)(1) of the Securities Exchange Act. Each of the members of our audit committee meets the requirements for financial literacy under applicable rules and regulations of the SEC and the Nasdaq Stock Market. The board of directors has determined that Mr. Mackie qualifies as an “audit committee financial expert,” as defined by applicable rules of the NASDAQ Stock Market and the SEC. The audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;
•	our compliance with legal and regulatory requirements;
•	the qualifications and independence of our independent registered public accounting firm; and
•	the performance of our independent registered public accounting firm.

The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, PricewaterhouseCoopers LLP. The audit committee establishes and implements policies and procedures for the pre-approval of all audit services and all permissible non-audit services provided by our independent registered public accounting firm and reviews and approves any related party transactions entered into by us.

Compensation committee. The current members of our compensation committee are John William Poduska, who serves as Chairman and Mr. Shields, each of whom is an independent director. The compensation committee:

•	approves the compensation and benefits of our executive officers;

•	reviews and makes recommendations to the board of directors regarding benefit plans and programs for employee compensation; and
•	administers our equity compensation plans.

Nominating and corporate governance committee. The current members of our nominating and corporate governance committee are Mr. Smith, who serves as Chairman, Mr. Mackie and Mr. Poduska, each of whom is an independent director. The nominating and corporate governance committee:

•	identifies individuals qualified to become board members;
•	recommends to the board of directors nominations of persons to be elected to the board; and
•	advises the board regarding appropriate corporate governance policies and assists the board in achieving them.

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended January 31, 2012, the members of our Compensation Committee were Mr. Poduska and Mr. Shields. No member of our Compensation Committee has ever been an officer or employee of ours or any of our subsidiaries. None of our executive officers serves as a director or member of the compensation committee of another entity in a case where an executive officer of such other entity serves as a director of ours or a member of our Compensation Committee.

On August 3, 2011, the holders of more than 70% of our preferred stock, including Boston Capital Ventures III, L.P. and Boston Capital Ventures IV, L.P., on behalf of all the holders of our preferred stock, agreed to waive the contractual right of such holders to require inclusion of our securities held by them in the registration statement for this offering. In consideration of this waiver, we entered into a new agreement with FMR LLC and its affiliates Fidelity Ventures Limited Partnership and InfoTech Fund I LLC, which we refer to in this paragraph as the FMR entities, and with Boston Capital Ventures, III, Limited Partnership and Boston Capital Partners, IV, Limited Partnership, which we refer to as the BCV entities, in which we agreed to use our best efforts to include securities held by the FMR entities and the BCV entities in this offering. We also agreed that the minimum initial public offering price, the numbers of shares to be offered by each of us, the FMR entities and the BCV entities and the gross proceeds of the offering would be subject to the prior written approval of the holders of at least 70% of the then outstanding shares of our preferred stock.

Director Compensation

Mr. Remondi, who is employed by us as our chief executive officer and president, receives no separate compensation for his services as a director. In addition, both Mr. Shields, the chairman of our board of directors, and Paul L. Mucci, who resigned from our board of directors on August 3, 2011, elected not to receive any separate compensation for their services as directors, due to their respective relationships with Boston Capital Ventures and FMR LLC.

Other than Mr. Shields, our non-employee directors receive cash fees as follows:

•	each non-employee director receives an annual cash fee in the amount of $20,000;
•

the chairperson of each of our board committees receives an additional annual cash fee as follows: audit committee chair, $10,000; compensation committee chair, $3,000; and nominating and corporate governance committee chair, $2,000;

•	each other member of the audit committee receives an additional annual cash fee of $2,500; and
•	each director receives an additional cash fee of $500 for each board or committee meeting he attends.

The cash fees described above are paid quarterly in arrears. Non-employee directors are also reimbursed upon request for travel and other out-of-pocket expenses incurred in connection with their attendance at meetings of the board and of committees on which they serve.

In addition to the cash fees described above, upon appointment to our board of directors each director is issued an option to purchase 15,384 shares of our common stock. These options vest in equal quarterly installments over a period of four years and have an exercise price equal to the fair market value of our common stock on the date they are granted. In light of their prior holdings of our stock, or their affiliation with a substantial stockholder, each of Messrs. Mucci, Shields and Poduska elected not to receive such an option upon his appointment as a director.

The following table provides information concerning the compensation earned by or paid in cash to each person, other than Mr. Remondi, who served as a member of our board of directors during fiscal year 2012. See “Executive Compensation” for a discussion of the compensation of Mr. Remondi.

	Fees earned or paid in cash (1)	Option Awards ($)(2)	Total ($)
John J. Shields, III (3)	$—	$—	$—
John William Poduska	33,750	258,675	292,425
Wayne Mackie	152,801	258,675	411,476
John F. Smith, Jr.	32,000	258,675	290,675
Robert Schechter	39,125	258,675	297,800
Paul L. Mucci (3)(4)	—	—	—

(1)	Represents amount paid during fiscal year 2012. Includes amounts earned but not paid in prior fiscal years.
(2)	These amounts represent the aggregate grant date fair value of stock option awards made during fiscal year 2012 calculated in accordance with FASB ASC Topic 718, Compensation—Stock Compensation, or ASC 718, excluding estimated forfeitures. See Note 11 to our consolidated financial statements for a discussion of the assumptions used in calculating these amounts.
(3)	Mr. Shields and Mr. Mucci, each of whom is affiliated with one of our major stockholders, have not historically been compensated by us for their service as directors.
(4)	Mr. Mucci resigned as a director effective August 3, 2011.

Code of Ethics

Our board of directors has adopted a code of ethics which establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code of ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of ethics, employee misconduct, conflicts of interest or other violations. Our code of ethics is publicly available on our website at www.exa.com. Any waiver of our code of ethics with respect to our chief executive officer, chief financial officer, controller or persons performing similar functions may only be authorized by our audit committee and will be disclosed as required by applicable law.

EXECUTIVE COMPENSATION

The following tables summarize the compensation earned during fiscal year 2012 by our chief executive officer, our chief financial officer, and each of our three other most highly compensated executive officers who were in office at January 31, 2012, whom we refer to collectively in this prospectus as our “named executive officers.”

Summary Compensation Table for Fiscal Year 2012

The following table provides information regarding the compensation earned during the fiscal years ended January 31, 2012 and 2011 by our named executive officers. Under the Securities and Exchange Commission’s rules for preparation of the following tables, cash bonuses are reported in the performance year in which they were earned, while equity-based awards are reported in the year in which they are granted by our compensation committee.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Stephen A. Remondi	2012	325,385	4,750	258,675	305,250	—		894,060
Chief Executive Officer and	2011	297,692	50,000	—	250,000	—		597,692
President

Edmond L. Furlong	2012	241,923	6,038	155,205	203,962	—		607,128
Chief Operating Officer and	2011	223,269	—	—	200,000	—		423,269
Chief Financial Officer

Hudong Chen	2012	240,000	32,200	155,205	92,800	—		520,205
Chief Scientist and Vice	2011	221,230	—	—	124,000	—		345,230
President of Physics

James Hoch	2012	240,000	32,200	181,073	92,800	—		546,073
Vice President of Software	2011	221,230	—	—	124,000	—		345,230
Development

Jean-Paul Roux	2012	289,244	—	103,470	156,636	61,589	(3)	610,939
Vice President of European	2011	292,368	—	—	327,015	50,267	(3)	669,650
Operations (2)

(1)	These amounts represent the aggregate grant date fair value of stock option awards made during fiscal year 2012, calculated in accordance with ASC 718, excluding estimated forfeitures. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions used in calculating these amounts.
(2)	Salary and other cash compensation paid to Mr. Roux in fiscal years 2012 and 2011 were paid in euros. For purposes of this table, euros were converted to United States dollars at assumed exchange rates of €1:$1.3053 and €1:1.3194, which were the average of the daily noon buying rates of exchange for the years ended January 31, 2012 and 2011, respectively, as reported by the Board of Governors of the United States Federal Reserve System.
(3)	Consists of an “expatriation bonus” payable to Mr. Roux pursuant to an employment agreement dated August 25, 2005.

Grants of Plan-Based Awards for Fiscal Year 2012

The following table provides information about equity and non-equity incentive awards granted to our named executive officers during fiscal year ended January 31, 2012.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards						Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Name and Principal Position	Grant Date	Threshold ($)		Target ($)		Maximum ($)
Stephen A. Remondi	7/19/2011							38,461	11.38	258,675
Chief Executive Officer and		—	(2)	181,500	(2)	412,500	(2)
President

Edmond L. Furlong	7/19/2011							23,076	11.38	155,205
Chief Operating Officer and		—	(2)	121,275	(2)	275,625	(2)
Chief Financial Officer

Hudong Chen	7/19/2011							23,076	11.38	155,206
Chief Scientist and Vice		40,000	(3)	88,000	(3)	136,000	(3)
President of Physics

James Hoch	7/19/2011							26,923	11.38	181,073
Vice President of Software		40,000	(3)	88,000	(3)	136,000	(3)
Development

Jean-Paul Roux	7/19/2011							15,384	11.38	103,470
Vice President of European		—	(4)	234,954	(4)	391,590	(4)
Operations (1)

(1)	These amounts represent the aggregate grant date fair value of stock option awards made during fiscal year 2012, calculated in accordance with ASC 718, excluding estimated forfeitures. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions used in calculating these amounts.
(2)	The annual variable compensation of our chief executive officer, Mr. Remondi, and our chief financial officer, Mr. Furlong, for fiscal year 2012 were determined by reference to a formula based on our level of organic growth rate and Adjusted EBITDA margin expansion for fiscal year 2012. For more information on the methodology used to calculate the annual variable compensation for Mr. Remondi and Mr. Furlong, see “Executive Compensation—Compensation Discussion and Analysis—Executive compensation for fiscal year 2012.” We paid Mr. Remondi and Mr. Furlong $305,250 and $203,962, respectively, of non-equity incentive plan compensation for fiscal year 2012.
(3)	The annual variable compensation of our chief scientist and vice president of physics, Dr. Chen, and our vice president of software development, Mr. Hoch, for fiscal year 2012 were determined by reference to a formula based on our organic revenue growth rate for fiscal year 2012. For more information on the methodology used to calculate the annual variable compensation for Dr. Chen and Mr. Hoch, see “Executive Compensation—Compensation Discussion and Analysis—Executive compensation for fiscal year 2012.” We paid each of Dr. Chen and Mr. Hoch $92,800, of non-equity incentive plan compensation for fiscal year 2012.
(4)	The variable compensation for our vice president of European operations, Mr. Roux, was structured as a commission at a rate determined by reference to a formula based on our invoice growth rate for fiscal year 2012 in the territories for which he was responsible. For more information on the methodology used to calculate the annual variable compensation for Mr. Roux, see “Executive Compensation—Compensation Discussion and Analysis—Executive compensation for fiscal year 2012.” We paid Mr. Roux $156,636 of non-equity incentive plan compensation for fiscal year 2012.

Outstanding Equity Awards at Fiscal Year-End for Fiscal Year 2012

The following table provides information regarding outstanding equity awards held by each of our named executive officers as of January 31, 2012 (giving effect to the 1-for-6.5 reverse stock split effected with respect to our common stock and assuming the conversion to common stock of all of our preferred stock):

	Option Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date (1)
Stephen A. Remondi	584,615	(2)	—		0.78	July 1, 2015
Chief Executive Officer and	—		38,461	(3)	11.38	July 19, 2021
President
Edmond L. Furlong	230,769	(2)	—		0.78	July 1, 2015
Chief Operating Officer and	—		23,076	(3)	11.38	July 19, 2021
Chief Financial Officer
Hudong Chen	84,615	(2)	—		0.78	July 1, 2015
Chief Scientist and Vice	69,230	(4)	—		1.56	June 4, 2016	(4)
President of Physics	—		23,076	(3)	11.38	July 19, 2021
James Hoch	76,923	(2)	—		0.78	July 1, 2015
Vice President of Software	69,230	(4)	—		1.56	June 4, 2016	(4)
Development	—		26,923	(3)	11.38	July 19, 2021
Jean-Paul Roux	25,961	(6)	—		0.78	July 1, 2015
Vice President of European	19,230	(7)	—		3.58	June 29, 2017
Operations	—		15,384	(3)	11.38	July 19, 2021

(1)	Except as noted, the expiration date of each option occurs on the tenth anniversary of the date of grant of such option.
(2)	Option became fully exercisable on September 30, 2009.
(3)	Option becomes exercisable in quarterly installments over a period of six years following the date of grant, as follows:

Year	Percentage of shares underlying option that become exercisable at the end of each calendar quarter
1	—
2	—
3	2.5%
4	5.0%
5	7.5%
6	10.0%

(4)	Option became fully exercisable on June 30, 2009.
(5)	Option was granted on June 5, 2006.
(6)	Option became fully exercisable on December 31, 2009.
(7)	Option became fully exercisable on March 31, 2009.

Option Exercises and Stock Vested for Fiscal Year 2012

None of our named executive officers exercised any stock options during fiscal year 2012, and no named executive officer held any stock awards that vested during fiscal year 2012.

Non-qualified Deferred Compensation Plans

During fiscal year 2012, our named executive officers did not participate in any non-qualified defined contribution or other non-qualified deferred compensation plans.

Pension Benefits

During fiscal year 2012, our named executive officers did not participate in any plan that provides for specified retirement benefits, or payments and benefits that will be provided primarily following retirement, other than defined contribution plans, such as our 401(k) savings plan.

Potential Payments Upon Termination or Change-in-Control

On August 25, 2005, we entered into a Work Agreement with Mr. Roux in connection with his appointment as our Vice President of European Operations. Pursuant to the terms of the Work Agreement, in the event that Mr. Roux’s employment with us is terminated for any reason, either by us or by Mr. Roux, we will pay to Mr. Roux an amount equal to five months of his base salary and sales commissions, calculated on the basis of the 12 month period ending on the effective date of such termination.

Additionally, on June 3, 2010, in connection with a review of our compensation practices with respect to our senior management team, we agreed that in the event of the termination of the employment of either Dr. Chen or Mr. Hoch, other than a voluntary resignation or termination for cause, we will continue to pay the affected officer his base salary as in effect of the date of such termination for a period of 12 months.

The table below sets forth the estimated payments that would have been provided to Messrs. Chen, Hoch and Roux in the event that their employment with us had been terminated, other than a termination for cause or by voluntary resignation in the case of Messrs. Chen and Hoch, on January 31, 2011, the last day of our last fiscal year. The amounts shown as payable do not include amounts earned by the individual and accrued before the assumed termination date but payable following such date, such as accrued and unpaid salary or the value of accrued but unused vacation days.

Name and Principal Position	Potential Severance Payments ($)
Hudong Chen	240,000	(1)
Chief Scientist and Vice President of Physics
James Hoch	240,000	(1)
Vice President of Software Development
Jean-Paul Roux	258,076	(2)
Vice President of European Operations

(1)	Consists of the named executive officer’s annual base salary as of January 31, 2012.
(2)	Consists of an amount equal to five months of Mr. Roux’s base salary and cash-based variable compensation, excluding any expatriation bonuses, calculated on the basis of the 12-month period ending on January 31, 2012. Salary and other cash compensation are paid to Mr. Roux in euros. For purposes of this table, euros were converted to United States dollars at an assumed exchange rate of €1:$1.3053, which is the average of the daily noon buying rates of exchange for the year ended January 31, 2012, as reported by the Board of Governors of the United States Federal Reserve System.

Our named executive officers are employees-at-will and, except as set forth above, do not otherwise have employment or severance contracts with us. There are no other contracts, agreements, plans or arrangements that provide for payments to our named executive officers at, following, or in connection with any termination of employment, change in control of our company or a change in a named executive officer’s responsibilities.

Compensation Discussion and Analysis

The following compensation discussion and analysis describes our policies and decisions regarding the compensation of our named executive officers for fiscal year 2012.

Elements and objectives of our executive compensation program.

The objectives of our executive compensation program are to align our named executive officers’ compensation with our success in achieving our business goals, with the individual performance of our executives and with the interests of our stockholders; to motivate and reward high levels of performance; to recognize and reward the achievement of company-wide or individual goals; and to enable us to attract, retain and reward members of senior management who contribute to the long-term success of our company.

Our compensation for our executive officers consists of three principal elements:

•	Base salaries, which are ordinarily the only fixed component of compensation, are used primarily to attract and retain executives responsible for our long-term success.
•

Short-term incentive compensation, in the form of annual variable compensation and discretionary cash bonuses, is designed both to reward executives for the achievement of short-term corporate and individual goals and to attract and retain executives; and

•

Long-term equity-based incentive compensation, in the form of stock options, is intended to align executive and stockholder interests, to motivate and reward executives for our long-term business success and to attract and retain executives responsible for this long-term success. Equity awards in the form of stock options reward value creation, as their benefit to the executive increases as our stock price increases. They also serve as retention tools due to their time-based vesting, thus increasing our ability to retain our executive officers.

We have not adopted a formula to allocate total compensation among these various components. Each element of our executive compensation program is essential to meeting the program’s overall objectives, and most of them simultaneously fulfill one or more of these objectives.

Executive compensation process.

The compensation of our executive officers is determined by the compensation committee of our board of directors, and discussed by the committee throughout the year. Our formal annual compensation review process generally takes place during the first quarter of each fiscal year, after the results of the previous fiscal year are known. Annual variable compensation and discretionary cash bonuses for the completed fiscal year, if any, and long-term equity-based incentive compensation, if any, are awarded by the committee on a discretionary basis, generally during the first fiscal quarter, after a review of the previous fiscal year’s results.

Our compensation committee is comprised entirely of non-employee directors, each of whom our board of directors has determined is independent within the meaning of the rules of The NASDAQ Stock Market. The members of the compensation committee have substantial managerial experience and wide contacts in the computer software and hardware industries and in the broader technology industry, upon which they rely in making their determinations. The committee also takes into account publicly available information concerning the compensation practices of other companies in the software industry. This information is used by the committee informally and primarily for purposes of comparison to ascertain whether our compensation practices for our executive officers are broadly competitive.

The committee does not have a formal benchmarking policy or a practice of establishing the amount of any element of our executive officers’ compensation by reference to a fixed range of percentages or percentiles of the compensation of any peer or comparison group. As a result, the determinations made by the members of our compensation committee are guided to a significant degree by their collective judgment and experience. The committee has not employed the services of a compensation consultant.

Role of executive officers in establishing compensation.

Our chief executive officer makes recommendations with regard to the compensation of our executive officers other than himself, which are reviewed by the compensation committee. Executive officers do not participate in the process of establishing their own annual compensation.

Executive compensation for fiscal year 2012.

Salaries.

In setting salaries for our executive officers for fiscal year 2012, we considered the salaries we paid our executive officers in prior years, information available to us regarding the salaries and overall compensation paid to persons having comparable responsibilities at other software companies, as well as information concerning the responsibilities and compensation of other members of our senior management team. The committee evaluated the experience, talents, capabilities and expected contributions of our executive officers and established salaries that it believed were commensurate with these attributes and that our executive officers would find attractive.

Our executive officers’ base salaries were reduced substantially in March 2009 as part of our expense control initiatives in response to the global recession. In fiscal year 2011, the compensation committee reversed these salary cuts, so that, in general, our executive officers’ base salaries in fiscal year 2011 were restored to the levels originally set in early 2008. Effective in May 2010, the base salaries of our chief scientist and our vice president of software development were increased above their 2008 levels, from $190,000 to $240,000, in recognition of the critical role these officers are expected to play in maintaining our technical leadership position.

For fiscal year 2012, the compensation committee made no change in the salaries payable to our named executive officers, and these remained at the levels established for fiscal year 2011.

Short-term incentive compensation.

Our annual variable compensation and cash bonuses are intended to reward executive officers for their contribution to our performance for the past year. Historically our executive officers’ cash bonuses have consisted primarily of annual variable compensation that is determined by reference to a formula, and in certain cases, a cash bonus awarded by the compensation committee in its discretion.

The compensation committee’s judgments with regard to discretionary bonuses take into account the recommendations of our chief executive officer and are based in part on a review, during the first quarter following the completion of the fiscal year, of each executive’s performance during the year. While some of the individual performance factors that the committee considers are quantifiable, in our view many less quantifiable forms of contribution are equally important and deserve considerable weight.

Our chief executive officer and chief financial officer. The short-term incentive compensation of our chief executive officer, Mr. Remondi, and our chief financial officer, Mr. Furlong, for fiscal year 2012 consisted primarily of annual variable compensation, which our compensation committee determined by reference to the following factors related to the financial performance of our company, which were equally weighted:

•

Organic revenue growth rate, which means the year-over-year percentage increase in our total organic revenue, on a constant exchange rate basis. In determining our organic revenue growth rate, we eliminate revenue attributable to any acquisition made during either of the fiscal years being compared; and

•	Adjusted EBITDA margin expansion, which means the year-over-year change, measured in basis points, in our Adjusted EBITDA as a percentage of our total revenue.

Our compensation committee established target variable compensation amounts equal to $330,000, or 100% of his salary, for Mr. Remondi, and $220,500, or 90% of his salary, for Mr. Furlong, divided equally among the two performance factors identified above. The percentage of the target amount that was awarded as annual variable compensation for fiscal year 2012 was determined by the organic revenue growth rate and Adjusted EBITDA margin expansion that we achieved in fiscal year 2012, in accordance with a matrix that specified the percentage amount earned at stated levels of achievement, subject to interpolation, as follow:

Fiscal year 2012 annual variable compensation plan
Organic revenue growth rate		Adjusted EBITDA margin expansion
Achieved	% of target bonus	Achieved	% of target bonus
Less than 10%	—	0 basis points or less	—
10%	20%	100 basis points	25%
15%	35%	200 basis points	60%
20%	50%	300 basis points	100%
25%	75%	400 basis points or more	125%
30%	100%
35% or more	125%

For fiscal year 2012, our organic revenue growth rate was 21.9% and our Adjusted EBITDA margin expansion was 420 basis points. Based on these results, in March 2012 our compensation committee awarded to Messrs. Remondi and Furlong annual variable compensation for fiscal year 2012 in the amounts shown in the table below. In addition to the annual variable compensation determined by reference to the formula above, our compensation committee also awarded to each of Mr. Remondi and Mr. Furlong a discretionary cash bonus for fiscal year 2012 in the amount reflected in the table below:

Fiscal year 2012 short-term incentive compensation awarded
			Chief executive officer		Chief financial officer
Factor	Fiscal year 2012 attainment	% of target awarded per matrix	Weighted target award(1)	Amount awarded	Weighted target award (2)	Amount awarded
Organic revenue growth rate	21.9%	60.0%	$165,000	$99,000	$110,250	$66,150
Adjusted EBITDA margin expansion	420 basis points	125.0%	$165,000	$206,250	$110,250	$137,813
Discretionary bonus				$4,750		$6,037

Total awarded				$310,000		$210,000

(1)	Represents Mr. Remondi’s target award of $330,000, equally weighted between the organic revenue growth and Adjusted EBITDA margin expansion performance factors.
(2)	Represents Mr. Furlong’s target award of $220,500, equally weighted between the organic revenue growth and Adjusted EBITDA margin expansion performance factors.

Our other named executive officers. The short-term incentive compensation of our named executive officers other than our chief executive officer and our chief financial officer for fiscal year 2012 consisted primarily of annual variable compensation that was determined by our compensation committee by reference to our organic revenue growth rate or, in the case of our vice president of European operations, our invoice growth rate in the territories for which he was responsible, as follows:

•

The variable annual compensation of our chief scientist and vice president of physics, Dr. Chen, and our vice president of software development, Mr. Hoch, were determined by a formula equal to the product of their respective base salaries multiplied by our organic revenue growth rate for fiscal year 2012 of 21.9%, plus $40,000.

•

The variable annual compensation for our vice president of European operations, Mr. Roux, was determined by a formula based on the year-over-year percentage increase in the amount invoiced by us to customers for our products and services during the fiscal year in the territories in Europe for which he was responsible, without regard to the timing of recognition of the related revenue (amounts were determined and paid in euros), as follows:

Invoice growth rate	Annual variable compensation amount
5%	€90,000
10%	€120,000
15%	€150,000
20%	€180,000
25%	€210,000
30%	€240,000
35%	€270,000
40%	€300,000

In addition, our compensation committee also awarded to each of Dr. Chen and Mr. Hoch a discretionary cash bonus, based on his contribution to the success of our business, as assessed by the committee.

Based on the foregoing considerations, in March 2012 our compensation committee awarded to our named executive officers, other than our chief executive officer and our chief financial officer, short-term incentive compensation as follows:

Fiscal year 2012 short-term incentive compensation awarded
Factor	Chief scientist and director of physics	Vice president of software development	Vice president of European operations (1)
Organic revenue growth rate	$92,800	$92,800	—
European invoice growth rate	—	—	$156,636
Discretionary bonus	$32,200	$32,200	—

Total awarded	$125,000	$125,000	$156,636

(1)	Amount for Mr. Roux was determined and paid in euros. For purposes of this table, euros were converted to United States dollars at an assumed exchange rate of €1:$1.3053, which is the average of the daily noon buying rates of exchange for the year ended January 31, 2012, as reported by the Board of Governors of the United States Federal Reserve System.

Equity-based incentive awards.

We did not grant any equity-based awards to our named executive officers during fiscal year 2011. On July 19, 2011, our compensation committee approved the issuance of options to purchase an aggregate of 126,920 shares of our common stock to our named executive officers at an exercise price of $11.38 per share, as follows:

Named executive officer	Fair value of award
Stephen A. Remondi	$258,675
Edmond L. Furlong	$155,205
Hudong Chen	$155,205
James Hoch	$181,073
Jean-Paul Roux	$103,470

In order to provide a significant incentive to our named executive officers to remain with our company and create long-term value for our stockholders, the stock options we awarded to them during fiscal year 2012 provide for vesting over a six-year period, as follows:

Year	Percentage of shares underlying option that become exercisable at the end of each calendar quarter
1	—
2	—
3	2.5%
4	5.0%
5	7.5%
6	10.0%

Other benefits and perquisites

Our executive officers are eligible to participate in other standard employee benefit plans, including health, life insurance and medical reimbursement plans and a 401(k) retirement plan, on substantially the same terms as other employees who meet applicable eligibility criteria, subject to any legal limitations on the amounts that may be contributed or the benefits that may be payable under these plans.

Section 162(m) of the Internal Revenue Code.

Section 162(m) of the Internal Revenue Code limits the tax deduction of public companies for compensation in excess of $1.0 million paid to their chief executive officer and the three most highly compensated executive officers (other than the chief financial officer) at the end of any fiscal year unless the compensation qualifies as “performance-based compensation.” Prior to the offering, compensation paid to our executive officers is not subject to the limitations on deductions imposed by Section 162(m). Our compensation committee’s policy going forward with respect to Section 162(m) is to make a reasonable effort to cause compensation to be deductible by us while simultaneously providing our executive officers with appropriate rewards for their performance.

Equity Incentive Plans

We have the following equity incentive plans: (i) 1999 Series G Convertible Preferred Nonqualified Stock Option Plan; (ii) 2005 Series G Convertible Preferred Stock Incentive Plan, (iii) 2007 Stock Incentive Plan, (iv) 2011 Stock Incentive Plan and (v) 2011 Employee Stock Purchase Plan. Following the completion of this offering, our 2011 Stock Incentive Plan and 2011 Employee Stock Purchase Plan will be the only effective equity compensation plans pursuant to which we will make new awards.

1999 Series G Convertible Preferred Nonqualified Stock Option Plan

Our 1999 Series G Convertible Preferred Nonqualified Stock Option Plan, or our 1999 stock option plan, provides for the issuance of non-qualified options to purchase shares of our Series G Convertible Preferred Stock.

The material features of our 1999 stock option plan are summarized below. The complete text of our 1999 stock option plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

General. The total number of shares of Series G Convertible Preferred Stock reserved for issuance under the 1999 stock option plan is 2,500,000, which, following the conversion to common stock of all of our outstanding redeemable convertible preferred stock upon the completion of this offering and giving effect to the 1-for-6.5 reverse stock split effected with respect to our common stock, will represent an aggregate of 384,615 shares of common stock. Any shares that may be issued under our stock incentive plan to any person pursuant to an award are counted against this limit as one share for every one share granted.

Purposes. The purpose of our 1999 stock option plan is to provide additional incentive to our executives, key employees and consultants by affording them an opportunity to acquire, or increase their interest in, an ownership stake in our business.

Administration. Our 1999 stock option plan is administered by our board of directors.

Source of shares. The shares of Series G Convertible Preferred Stock issued or to be issued under our 1999 stock option plan consist of authorized but unissued shares. If any shares covered by an award are not purchased or are forfeited or if an award otherwise terminates without delivery of any shares, then the number of shares of Series G Convertible Preferred Stock counted against the aggregate number of shares available under the 1999 stock option plan with respect to the award will, to the extent of any such forfeiture or termination, be available for making awards under the 1999 stock option plan.

Eligibility. All of our officers, employees and directors, and the officers, employees and directors of our subsidiaries, are eligible to receive stock options pursuant to the 1999 stock option plan. In addition, stock options may be awarded under the 1999 stock option plan to consultants and other individuals providing services to us or any of our subsidiaries.

Amendment or termination of the 1999 stock option plan. Our board of directors may terminate or amend the 1999 stock option plan at any time. No amendment or termination of the 1999 stock option plan may adversely impair the rights or obligations under any option granted prior to such amendment or termination without the consent of the holder of the option. Unless terminated earlier, the 1999 stock option plan will terminate at such time that the total number of shares of Series G Convertible Preferred Stock available for issuance under the 1999 stock option plan shall have been so issued upon the exercise of stock options issued under the 1999 stock option plan.

Options. The 1999 stock option plan permits the granting of non-qualified stock options to our employees, directors, officers, consultants or advisors in the discretion of our board of directors.

The exercise price of any non-qualified stock option issued under the 1999 stock option plan will be determined by our board of directors and may be less than the fair market value of shares of our Series G Convertible Preferred Stock.

The term of each option may not exceed 10 years from the date of grant. The board of directors will determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The vesting and exercisability of options may be accelerated by our board of directors. The exercise price of an option may not be amended or modified after the grant of the option.

In general, an optionee may pay the exercise price of an option by cash or, with the consent of our board of directors, by tendering shares of our Series G Convertible Preferred Stock with a fair market value equal to the exercise price of the option.

Options granted under our 1999 stock option plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution.

Following the completion of this offering, each outstanding option granted under our 1999 stock option plan will be exercisable for a number of shares of common stock equal to the number of shares of our Series G Convertible Preferred Stock for which such option was originally exercisable. No change will be made to the exercise price of any outstanding options granted under our 1999 stock option plan as a result of this offering.

Effect of a change in control. If we experience a “change of control,” as defined in the 1999 stock option plan, upon the exercise of any stock option issued under the 1999 stock option plan, in lieu of receiving shares of our Series G Convertible Preferred Stock the holder of such option shall receive the cash, securities or other property to which such holder would have been entitled under pursuant to the terms of the transaction giving rise to the change of control if, immediately prior to such event, the holder had been the holder of record of a number of shares of Series G Convertible Preferred Stock equal to the number of shares issuable upon such exercise. In lieu of the foregoing, in connection with any change of control, our board of directors may (i) accelerate the time for exercise of all unexercised or unexpired options to a date prior to the effective date of the change of control or (ii) cancel all outstanding options as of the effective time of the change of control provided that notice is given to each option holder and each option holder is given the right to exercise such options to the extent exercisable (after taking into account any acceleration) for the 30-day period prior to such change of control.

2005 Series G Convertible Preferred Stock Incentive Plan

Our 2005 Series G Convertible Preferred Stock Incentive Plan, or our 2005 stock incentive plan, provides for the issuance of options to purchase shares of our Series G Convertible Preferred Stock and restricted stock awards denominated in shares of our Series G Preferred Stock. We have not issued any restricted stock awards under the 2005 stock incentive plan to date. We will not make any new awards under the 2005 stock incentive plan following the completion of this offering.

The material features of our 2005 stock incentive plan are summarized below. The complete text of our 2005 stock incentive plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

General. The total number of shares of Series G Convertible Preferred Stock reserved for issuance under the 2005 stock incentive plan is 12,000,000, which, following the conversion to common stock of all of our outstanding redeemable convertible preferred stock upon the completion of this offering and giving effect to the 1-for-6.5 reverse stock split effected with respect to our common stock, will represent an aggregate of 1,846,153 shares of common stock. Any shares that may be issued under our 2005 stock incentive plan to any person pursuant to an award are counted against this limit as one share for every one share granted.

Purposes. The purpose of our 2005 stock incentive plan is to secure for our company and our shareholders the benefits arising from capital stock ownership by employee, officers, and directors of, and consultants and advisors to, our company and its subsidiaries.

Administration. Our 2005 stock incentive plan is administered by our board of directors.

Source of shares. The shares of Series G Convertible Preferred Stock issued or to be issued under our 2005 stock incentive plan consist of authorized but unissued shares and reacquired shares. If any shares covered by an award are not purchased or are forfeited or if an award otherwise terminates without delivery of any shares, or if any shares of Series G Convertible Preferred Stock are tendered in payment of the exercise price of an option, then the number of shares of Series G Convertible Preferred Stock counted against the aggregate number of shares available under the 2005 stock incentive plan with respect to the award will, to the extent of any such forfeiture, termination or tender, be available for making awards under the 2005 stock incentive plan.

Eligibility. All of our employees and non-employee directors are eligible to be granted awards under the 2005 stock incentive plan. Certain individual consultants, advisors and independent contractors who render services to us are also eligible to participate in the 2005 stock incentive plan.

Amendment or termination of the 2005 stock incentive plan. Our board of directors may terminate or amend the 2005 stock incentive plan at any time. No amendment or termination may adversely impair the rights of grantees with respect to outstanding awards without the affected participant’s consent to such amendment. In addition, an amendment will be contingent on approval of our stockholders to the extent required by law. Unless terminated earlier, our stock incentive plan will terminate in 2015, but will continue to govern unexpired awards.

Options. Our 2005 stock incentive plan permits the granting of options to purchase shares of our Series G Convertible Preferred Stock intended to qualify as “incentive stock options” under the Internal Revenue Code as well as options that do not qualify as incentive stock options, which are referred to as non-qualified stock options. We may grant non-qualified stock options to our employees, directors, officers, consultants or advisors in the discretion of our board of directors. Incentive stock options will only be granted to our employees.

The exercise price of each incentive stock option may not be less than 100% of the fair market value of shares of our common stock on the date of grant. If we grant incentive stock options to any 10% stockholder, the exercise price may not be less than 110% of the fair market value of shares of our common stock on the date of grant. The exercise price of any non-qualified stock option will be determined by our board of directors and may not be less than the fair market value of shares of our Series G Convertible Preferred Stock.

The term of each option may not exceed 10 years from the date of grant. The board of directors will determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The vesting and exercisability of options may be accelerated by our board of directors. The exercise price of an option may not be amended or modified after the grant of the option.

In general, an optionee may pay the exercise price of an option by cash or, if so provided in the applicable option agreement, by tendering shares of our Series G Convertible Preferred Stock having a fair market value equal to the exercise price, by delivery of a personal recourse promissory note in the amount of the exercise price, by reducing the number of shares of Series G Convertible Preferred Stock issuable upon exercise of the option by a number of shares having an aggregate fair market value equal to the exercise price, or by any combination of these forms of payment.

Options granted under our 2005 stock incentive plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of a grantee if a grantee is incapacitated and unable to exercise his or her option.

No options may be granted under our 2005 stock incentive plan to a resident of France unless the optionee is employed by us at the time of the grant. Additionally, options granted under our 2005 stock incentive plan to residents of France may not be exercised earlier than one year after the date the option is granted and any shares of our common stock issued upon the exercise of such an option may not be sold or transferred (other than by will or the laws of descent and distribution) within four years of the date the option is granted. Options granted under the 2005 stock incentive plan to residents of France may not provide for an exercise period longer than six months following the death of the optionee.

Following the completion of this offering, each outstanding option granted under our 2005 stock incentive plan will be exercisable for a number of shares of common stock equal to the number of shares of our Series G Convertible Preferred Stock for which such option was originally exercisable. No change will be made to the exercise price of any outstanding options granted under our 2005 stock incentive plan as a result of this offering.

Restricted stock awards. Restricted stock awards consist of shares of our Series G Convertible Preferred Stock that are subject to vesting restrictions determined by our board of directors, including the recipient’s continued employment by us or the achievement of pre-established goals or objectives. Restricted stock awards are issued pursuant to restricted stock agreements in such form as our board of directors may approve. Restricted stock agreements may provide for the forfeiture or repurchase by our company of shares subject to the restricted stock award in the event that vesting restrictions set forth in the agreement are not satisfied.

Restricted stock awards may have restrictions that lapse based upon length of service of the recipient or based upon the attainment of performance goals. Unless otherwise specified in the agreement governing the restricted stock award, all shares subject to the restricted stock award shall be entitled to vote and shall receive dividends during the periods of restriction.

Adjustments for share dividends and similar events. We will make appropriate adjustments in outstanding awards and the number of shares available for issuance under our 2005 stock incentive plan, including the individual limitations on awards, to reflect share dividends, share splits, spin-offs and other similar events.

Effect of a change in control. In the event of (i) our consolidation or merger pursuant to which outstanding shares of capital stock are exchanged for securities, cash or other property of any other corporation or business entity, (ii) a sale of all or substantially all of our assets, or (iii) our liquidation, our board of directors, or the board of directors of any corporation assuming our obligations, may: (i) provide that some or all of the outstanding options issued under the 2005 stock incentive plan shall be assumed, or equivalent options be substituted, by the acquiring or succeeding corporation, (ii) upon written notice to the optionees, provide that all unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the optionee (to the extent otherwise then exercisable) within a specified period following the date of such notice, (iii) in the event of a merger under the terms of which holders of our Series G Convertible Preferred Stock will receive a cash payment for each share surrendered in the merger, which we refer to as the merger price, make or provide for a cash payment to the optionees equal to the difference between (A) the merger price times the number of shares of Series G Stock subject to outstanding options, which have an exercise price less than the merger price and (B) the aggregate exercise price of all such outstanding options, and (iv) provide that all or any outstanding options shall become exercisable in full immediately prior to such event.

In the event of a business combination or other transaction of the type described above, any securities, cash or other property received in exchange for shares of restricted stock shall continue to be governed by the provisions of the restricted stock agreement pursuant to which they were issued.

2007 Stock Incentive Plan

We have adopted our 2007 Stock Incentive Plan, which provides for the issuance of equity-based awards, denominated in shares of our common stock, including incentive stock options, non-qualified stock options, restricted stock awards, unrestricted stock awards, performance share awards, restricted stock units and stock appreciation rights. No restricted stock awards, performance share awards, restricted stock units or stock appreciation rights have been granted under the 2007 stock incentive plan. We will not make any new awards under the 2007 stock incentive plan following the completion of this offering.

The material features of our 2007 stock incentive plan are summarized below. The complete text of our 2007 stock incentive plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

General. The total number of shares of common stock reserved for issuance is 1,076,923. Any shares that may be issued under our 2007 stock incentive plan to any person pursuant to an award are counted against this limit as one share for every one share granted. In no event may any person be granted awards under the 2007 stock incentive plan with respect to more than 76,923 shares of our common stock in any calendar year.

Purposes. The purpose of our 2007 stock incentive plan is to encourage and enable our officers and employees and other persons providing services to us and our subsidiaries to acquire a proprietary interest in our business. We believe that by providing such persons with a direct stake in our welfare will assure a closer identification of their interests with our interests and the interests of our shareholders, thereby stimulating their efforts on our behalf and strengthening their desire to remain with us.

Administration. Our 2007 stock incentive plan is administered by the compensation committee of our board of directors. The compensation committee is comprised of individuals intended to be, “non-employee directors” for purposes of United States federal securities laws and will qualify as “outside directors” for purposes of Section 162(m) of the Internal Revenue Code. Subject to the terms of our 2007 stock incentive plan, the compensation committee may determine the types of awards and the terms and conditions of such awards, interpret provisions of our 2007 stock incentive plan and select participants to receive awards.

Source of shares. The shares of common stock issued or to be issued under our 2007 stock incentive plan consist of authorized but unissued shares and shares that we have reacquired. Shares of common stock underlying any awards issued under the 2007 stock incentive plan that are forfeited, cancelled, reacquired by us or otherwise terminated (other than by exercise) shall be added back to the shares of common stock with respect to which awards may be granted under the 2007 stock incentive plan.

Eligibility. Awards may be granted under the 2007 stock incentive plan to our and our subsidiaries’ officers, directors and employees and to consultants and advisers to and us and our subsidiaries.

Amendment or termination of our stock incentive plan. Our board of directors may terminate or amend the 2007 stock incentive plan at any time. No amendment or termination may adversely impair the rights of grantees with respect to outstanding awards without the affected participant’s consent to such amendment. In addition, an amendment will be contingent on approval of our stockholders to the extent required by law. Unless terminated earlier, our 2007 stock incentive plan will terminate in 2017, but will continue to govern unexpired awards.

Options. Our 2007 stock incentive plan permits the granting of options to purchase shares of common stock intended to qualify as “incentive stock options” under the Internal Revenue Code, and options that do not qualify as incentive stock options, which are referred to as non-qualified stock options. We may grant non-qualified stock options to our employees, directors, officers, consultants or advisors in the discretion of our board of directors. Incentive stock options will only be granted to our employees.

The exercise price of each incentive stock option may not be less than 100% of the fair market value of shares of our common stock on the date of grant. If we grant incentive stock options to any 10% stockholder, the exercise price may not be less than 110% of the fair market value of shares of our common stock on the date of grant. The exercise price of any non-qualified stock option will be determined by our board of directors and may not be less than the fair market value of shares of our common stock.

The term of each option may not exceed 10 years from the date of grant. The compensation committee will determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The vesting and exercisability of options may be accelerated by the compensation committee of our board of directors. The exercise price of an option may not be amended or modified after the grant of the option.

In general, an optionee may pay the exercise price of an option by cash or, if so provided in the applicable option agreement, by tendering shares of our common stock, by a “cashless exercise” through a broker supported by an irrevocable and unconditional undertaking by such broker to deliver sufficient funds to pay the applicable exercise price, by reducing the number of shares otherwise issuable to the optionee upon exercise of the option by a number of shares having a fair market value equal to the aggregate exercise price of the options being exercised, or by any combination of these forms of payment.

Options granted under our 2007 stock incentive plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of a grantee if a grantee is incapacitated and unable to exercise his or her option.

No options may be granted under our 2007 stock incentive plan to a resident of France unless the optionee is employed by us at the time of the grant. Additionally, options granted under our 2007 stock incentive plan to residents of France may not be exercised earlier than one year after the date the option is granted and any shares of our common stock issued upon the exercise of such an option may not be sold or transferred (other than by will or the laws of descent and distribution) within four years of the date the option is granted. Options granted under the 2007 stock incentive plan to residents of France may not provide for an exercise period longer than six months following the death of the optionee.

Restricted stock awards. Restricted stock awards consist of shares of common stock that are subject to vesting restrictions. Shares subject to restricted stock awards may be issued for a purchase price or at no cost, subject to vesting restrictions. In the event that the employment of any recipient of a restricted stock award by us our any of our subsidiaries is terminated, any restricted stock awards that have not then vested shall automatically be forfeited to us.

Restricted stock awards may have restrictions that lapse based upon length of service of the recipient or based upon the attainment of performance goals. Unless otherwise specified in the agreement governing the restricted stock award, all shares subject to the restricted stock award shall be entitled to vote and shall receive dividends during the periods of restriction.

Unrestricted stock awards. Unrestricted stock awards consist of shares of common stock free from any restrictions under the 2007 stock incentive plan. Unrestricted stock awards may be granted in respect of past services or for a purchase price that is determined by the compensation committee.

Performance share awards. Performance share awards entitle the recipient to acquire shares of common stock upon the attainment of specified performance goals. The performance goals applicable to each performance share award may include continued employment by the recipient or the achievement of specified goals by us, any of our subsidiaries or business units or the recipient.

Restricted stock units. Restricted stock units entitle the recipient to acquire shares of common stock pursuant to certain terms and conditions. The compensation committee determines the terms, conditions and restrictions, including vesting, if any, related to award of restricted stock units, including the number of shares of common stock that the recipient shall be entitled to receive or purchase, the price to be paid, if any, and all other limitations and conditions applicable to the restricted stock units.

Stock appreciation rights. Stock appreciation rights entitle the recipient to receive, upon exercise of the stock appreciation right, a number of shares of common stock or, alternatively, a cash payment or combination of shares and cash, having an aggregate fair market value equal to the product of (a) the excess of the fair market value (as of the exercise date) over the exercise price per share of common stock specified in the stock appreciation right, which may not be less than one hundred percent (100%) of the fair market value of the common stock on the date that the stock appreciation right is granted, multiplied by (b) the number of shares of common stock subject to the stock appreciation rights. Stock appreciation rights may be subject to vesting or other restrictions determined by our compensation committee.

Adjustments for share dividends and similar events. We will make appropriate adjustments in outstanding awards and the number of shares available for issuance under our stock incentive plan, including the individual limitations on awards, to reflect share dividends, share splits, spin-offs and other similar events.

Effect of a change in control. Upon the occurrence of a “change of control” (as defined in the 2007 stock incentive plan), unless otherwise provided by our compensation committee, each holder of an outstanding stock option will be entitled, upon exercise of the option, to receive, in lieu of shares of our common stock, shares of such stock or other securities, cash or property (or consideration based upon shares of such stock or other securities, cash or property) as the holders of shares of our common stock receive in connection with the change of control. In addition to or in lieu of the foregoing, our compensation committee may:

•

accelerate, fully or in part, the time for exercise of, and waive any or all conditions and restrictions on, each unexercised and unexpired stock option, restricted stock, restricted stock unit or other awards made under the 2007 stock incentive plan, effective upon a date prior or subsequent to the effective date of such change of control;

•

provide for a cash payment to be made to each holder of an outstanding stock option equal to the difference between (a) the fair market value of the per share consideration (whether cash, securities or other property or any combination of the above) the holder of a share of common stock would receive upon consummation of the change of control, which we refer to as the merger price, times the number of shares subject to the outstanding option to the extent then exercisable (or, in full, if the compensation committee shall have accelerated the time for exercise) and (B) the aggregate exercise price of all outstanding options, in exchange for the termination of such options; or

•

provide that each outstanding stock option will be cancelled as of the effective date of the change of control, provided that (a) prior written notice of such cancellation shall be given to each holder of such an option and (b) each holder of such an option shall have the right to exercise such option to the extent that the same is then exercisable or, in full, if the compensation committee accelerates the time for exercise of all such unexercised and unexpired options.

In addition to the provisions set forth above, the compensation committee has the discretion when granting awards under the 2007 stock incentive plan to provide for different or additional provisions with respect to the effect of a change of control on any award.

2011 Stock Incentive Plan

Concurrently with this offering, we are establishing our 2011 Stock Incentive Plan, which provides for the issuance of equity-based awards, denominated in shares of our common stock, including incentive stock options, non-qualified stock options, restricted stock awards, unrestricted stock awards, performance share awards, restricted stock units and stock appreciation rights. A total of 769,230 shares will be reserved for issuance under the 2011 Stock Incentive Plan. Our board of directors has adopted the 2011 stock incentive plan and our shareholders have approved it, effective upon the closing of this offering. No awards have been granted under the 2011 stock incentive plan.

The terms of the 2011 stock incentive plan are substantially the same as the terms of our 2007 stock incentive plan, except that:

•	the 2011 stock incentive plan permits the Compensation Committee to provide for the repurchase of shares of restricted stock upon the lapse of vesting;
•

the 2011 stock incentive plan prohibits any amendment to an option or stock appreciation right so as to directly or indirectly reduce its initial exercise price, or any cancellation and replacement of an option or stock appreciation right with a new award having a lower exercise or grant price, without the prior approval of our stockholders; and

•	Unless terminated earlier, our 2011 stock incentive plan will terminate in 2021.

2011 Employee Stock Purchase Plan

Concurrently with this offering, we are establishing our 2011 Employee Stock Purchase Plan, or the ESPP. Our board of directors has adopted the ESPP, and our stockholders have approved it, effective upon the closing of this offering. Our executive officers and all of our other employees will be allowed to participate in our ESPP. A total of 461,538 shares of our common stock will be reserved for issuance under our ESPP. Our compensation committee has full and exclusive authority to interpret the terms of the ESPP and determine eligibility.

Our employees are eligible to participate at the beginning for the first offering period that begins following their commencement of employment with us. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or
•	holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year.

Our ESPP is intended to qualify under Code Section 423, and provides for consecutive 6-month offering periods. The offering periods generally start on the first trading day on or after January 1 and July 1 of each year. Each offering period will begin after one exercise date and will end with the next exercise date approximately six months later. The administrator may, in its discretion, modify the terms of future offering periods.

Our ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their compensation. On the last trading day of each offering period, each participant automatically is granted an option to purchase shares of our common stock. The option will be immediately exercisable for a number of shares equal to the total amount of the total amount of the participant’s payroll deductions during that period divided by 85% of the fair market value of our common stock on the last trading day of the offering period. The purchase price of the shares will be 85% of the fair market value of our common stock on the last trading day of the offering period. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set which will occur prior to the proposed merger or change in control. The administrator will notify each participant in writing that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless the participant has already withdrawn from the offering period.

Our ESPP will automatically terminate in 2021, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

401(k) Plan

We maintain a defined contribution employee savings plan, or 401(k) plan, for our employees. All of our United States employees are eligible to participate in the 401(k) plan as of the first day of employment and participants are able to defer up to 60% of their eligible compensation subject to applicable annual Code limits. The 401(k) plan permits us to make profit sharing contributions to eligible participants, although such contributions are not required. In addition, the 401(k) plan permits us to making matching contributions to eligible participants. We did not make any matching contributions during fiscal year 2009, 2010, 2011 or 2012. During the first quarter of fiscal year 2013, we began making matching contributions and made aggregate contributions of $164 thousand. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Contributions that we make, if any, are subject to vesting over a two-year period; employees are immediately and fully vested in their contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of April 30, 2012 and as adjusted to reflect the sale of common stock in this offering, by:

•	each person or entity known by us to beneficially own more than five percent of our common stock;
•	each of our directors;
•	each of our named executive officers;
•	all of our executive officers and directors as a group; and
•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 30, 2012, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Exa Corporation, 55 Network Drive, Burlington, Massachusetts 01803.

Each stockholder’s percentage ownership before the offering is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and is based on 497,128 shares of our common stock outstanding as of April 30, 2012, plus 8,529,366 shares of common stock into which our outstanding preferred stock will convert upon completion of this offering. Each stockholder’s percentage ownership after the offering assumes the issuance of the 4,166,667 shares of our common stock offered hereby. Except as otherwise set forth under the heading “Right to Acquire,” the table below assumes no exercise of stock options and warrants outstanding at April 30, 2012 to purchase an aggregate of approximately 2,432,154 shares of our common stock. The selling stockholders have granted the underwriters an option to purchase up to 937,500 additional shares of our common stock to cover over-allotments, if any, and the table below illustrates the effect of the exercise in full of that option. Amounts under the heading “Right to Acquire” represent shares that may be acquired upon exercise of outstanding stock options or warrants exercisable within 60 days of the date of the table.

	Beneficial Ownership Prior to the Offering								Percentage of Shares Outstanding
Name and Address of Beneficial Owner	Shares Outstanding		Right to Acquire	Total	Number of Shares to be Offered		Number of Shares Subject to Over- allotment Option		Before the Offering	After the Offering Assuming no Exercise of Over- allotment Option	After the Offering Assuming Full Exercise of Over- Allotment Option
FMR LLC (1)	3,780,333		—	3,780,333	1,674,693	(2)	269,095	(3)	41.9%	16.0%	13.9%
InfoTech Fund I LLC (4)	408,640		—	408,640	408,640		—		4.5%	—	—
Boston Capital Ventures III Limited Partnership (5)	599,174		—	599,174	—		599,174		6.6%	4.5%	—
Boston Capital Ventures IV Limited Partnership (6)	2,813,257		—	2,813,257	—		19,231		31.2%	21.3%	21.2%
Stephen A. Remondi	205,133		584,615	789,748	—		50,000		8.2%	5.7%	5.4%
Edmond L. Furlong	40,865		230,769	271,634	—		—		2.9%	2.0%	2.0%
Hudong Chen	51,611		153,845	205,456	—		—		2.2%	1.5%	1.5%
James Hoch	37,541		146,153	183,694	—		—		2.0%	1.4%	1.4%
Jean-Paul Roux	127,789		45,191	172,980	—		—		1.9%	1.3%	1.3%
John J. Shields, III (6)	14,334	(7)	—	14,334	—		—		*	*	*
John William Poduska	50,192	(8)	9,615	59,807	—		—		*	*	*
Wayne Mackie	—		25,000	25,000	—		—		*	*	*
John F. Smith, Jr.	—		25,000	25,000	—		—		*	*	*
Robert Schechter	—		25,000	25,000	—		—		*	*	*
All current executive officers and directors	527,465		1,245,188	1,772,653	—		50,000		17.3%	12.3%	11.9%

*	Less than 1.0%
(1)

Includes 3,620,247 shares beneficially owned by Fidelity Ventures Ltd. (“Ventures”), a Massachusetts partnership. The general partner of Ventures is Fidelity Capital Associates, Inc., a Massachusetts corporation, which is a wholly-owned subsidiary of FMR LLC. FMR LLC may be deemed to beneficially own any shares held directly or indirectly by Ventures. The address of FMR LLC and Ventures is 82 Devonshire Street, Boston, Massachusetts 02109.
(2)	Includes 1,514,607 shares beneficially owned by Ventures.
(3)	Consists solely of shares beneficially owned by Ventures.
(4)	InfoTech Fund I LLC (“InfoTech”) is owned by the shareholders and certain employees of FMR LLC. Infotech may be deemed to be under common control with FMR LLC. InfoTech is solely managed by Northern Neck Investors LLC, which in turn is managed on a day-to-day basis by its President, Paul L. Mucci, who maintains voting or dispositive power over the shares held by InfoTech. The address of InfoTech is 100 Summer St., Boston, MA 02110.
(5)	The address of Boston Capital Ventures III Limited Partnership (“BCV III”) is 84 State Street, Suite 320, Boston, Massachusetts 02109. Johan von der Goltz, Dana Callow and David Kronfeld are the general partners of BCV III, and each has voting and investment power over our shares held by BCV III.
(6)	The address of Boston Capital Ventures IV Limited Partnership (“BCV IV”) is 84 State Street, Suite 320, Boston, Massachusetts 02109. John J. Shields, III, and Johan von der Goltz are the general partners of BCV IV, and each has voting and investment power over our shares held by BCV IV.
(7)	Includes 4,699 shares held by King’s Point Holdings Incorporated, for which Mr. Shields serves as the chief executive officer and president. Mr. Shields and his spouse share voting and investment power over the shares held by King’s Point Holdings Incorporated.
(8)	Consists of shares held by Poduska Family Limited Partnership II. Belmont Management Corporation of which Mr. Poduska’s five adult children own all the issued and outstanding shares, is the general partner of Poduska Family Limited Partnership II. Mr. Poduska, under an agreement between Belmont Management Corporation and Eagle’s Nest Scientific, Inc., which is wholly owned by Mr. Poduska and of which Mr. Poduska is the president, treasurer and sole director, exercises sole voting and investment power over the shares held by Poduska Family Limited Partnership II.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since February 1, 2008 in which we have participated, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors or executive officers or holders of more than five percent of our capital stock (or any members of their immediate families) had or will have a direct or indirect material interest, other than compensation arrangements which are described under “Executive Compensation” and “Management—Director Compensation.”

Line of Credit

On July 14, 2009, we entered into a Loan and Security Agreement with FMR LLC, pursuant to which FMR LLC agreed to advance us a bridge loan of up to a maximum of $10.0 million, based on 80% of the value of certain accounts receivable. Advances under the Loan and Security Agreement were secured by substantially all our assets and bore interest at rate equal to the prime rate plus 5.0%. We borrowed an aggregate of $9.0 million in advances under the Loan and Security Agreement. The largest aggregate amount of principal outstanding at any time under the Loan and Security Agreement was $9.0 million and we paid an aggregate $433,469 in interest payments under the Loan and Security Agreement. As of May 7, 2010, we repaid all outstanding borrowings under the Loan and Security Agreement and the agreement has been terminated.

The FMR LLC bridge loan was scheduled to expire in September 2009, but was subsequently amended in September 2009 and again in April 2010, resulting in a final expiration of the arrangement in May 2010. In connection with the bridge financing, we granted to FMR LLC an equity participation right to invest up to $10 million at a 15% discount in our next equity investment round (if any), either by converting the existing debt or by participating with a cash investment. The equity participation right was originally scheduled to expire in July 2010 but its term was extended in connection with the April 2010 amendment such that the term of the right is indefinite. The equity participation right does not apply to this offering and will expire upon the completion of this offering.

Agreement Regarding Inclusion of Shares in This Offering

On August 3, 2011, the holders of more than 70% of our preferred stock, on behalf of all the holders of our preferred stock, agreed to waive the contractual right of such holders to require inclusion of our securities held by them in the registration statement for this offering. In consideration of this waiver, we entered into a new agreement with FMR LLC and its affiliates Fidelity Ventures Limited Partnership and InfoTech Fund I LLC, which we refer to in this paragraph as the FMR entities, and with Boston Capital Ventures, III, Limited Partnership and Boston Capital Partners, IV, Limited Partnership, which we refer to as the BCV entities, in which we agreed to use our best efforts to include securities held by the FMR entities and the BCV entities in this offering. The terms on which any such securities would be so included are consistent in all material respects with the contractual provisions that were waived on behalf of all holders of preferred stock in connection with this offering, which provisions were set forth in the investment agreement filed as Exhibit 4.9 to the registration statement of which this prospectus forms a part. We also agreed that the minimum initial public offering price, the numbers of shares to be offered by each of us, the FMR entities and the BCV entities and the gross proceeds of the offering would be subject to the prior written approval of the holders of at least 70% of the then outstanding shares of our preferred stock. This agreement, as amended, and the related waiver, expires in the event that our initial public offering is not consummated by June 30, 2012.

Director Affiliations

John J. Shields, III, the Chairman of our Board of Directors, is a general partner of Boston Capital Ventures, which is an affiliate of Boston Capital Ventures III, L.P. and Boston Capital Ventures IV, L.P., which together own beneficially approximately 38% of our common stock, after giving effect to the conversion to common stock of our all of our preferred stock upon the completion of this offering. John Remondi, a senior officer and member of the Board of Directors of FMR LLC, is the father of Stephen Remondi, our chief executive officer and a member of our Board of Directors. In executing his duties at FMR LLC, John Remondi recuses himself from matters involving Exa. For more detailed information regarding our directors, see “Management—Executive Officers and Directors.”

Until August 2011, Paul L. Mucci served as a member of our board of directors. Mr. Mucci is the President of Northern Neck Investors LLC and Star Horizon Management LLC, the managers of investor entities owned by shareholders and employees of FMR LLC. Mr. Mucci was appointed to our board as a representative of FMR LLC pursuant to an agreement under which FMR LLC was entitled to have a representative on our board of directors. That agreement has expired, and Mr. Mucci resigned as a director, effective August 3, 2011.

We and the holders of a majority of the shares of our capital stock entitled to vote in the election of directors have agreed with the FMR entities that in the event that our initial public offering is not consummated by June 30, 2012, such holders will vote to elect a representative designated by Fidelity Ventures Limited to serve as one of our directors. We also agreed that until the initial public offering is consummated, a representative designated by Fidelity Ventures Limited, whom we expect will be Mr. Mucci, will be invited to participate as a non-voting observer in any meetings of our board or of any committees of which Mr. Mucci was a member at the time of his resignation.

Policies and Procedures for Related Person Transactions

While we have not historically had a written policy with respect to the review and approval of transactions with our directors, officers and principal stockholders, it has been the practice of our board of directors to review all interested party transactions and not to authorize any such transaction unless the board of directors, excluding any interested directors, determines that the terms of the proposed transaction are as favorable or more favorable to our company than would be available from an unrelated party in an arms-length negotiation. On July 6, 2011, our board of directors adopted an amended and restated charter for our audit committee. Pursuant to the amended and restated charter, our audit committee is responsible for reviewing and approving in advance any related person transactions. For the purposes of this policy, a “related person transaction” is any transaction between us or any of our subsidiaries and any (a) of our directors or executive officers, (b) nominee for election as a director, (c) person known to us to own more than five percent of any class of our voting securities, or (d) member of the immediate family of any such person, if the nature of such transaction is such that it would be required to be disclosed under Item 404 of Regulation S-K (or any similar successor provision).

In determining whether to approve a related person transaction, the audit committee will take into account, among other factors it deems appropriate, whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third-person under the same or similar circumstances and the extent of the related person’s interest in the transaction.

DESCRIPTION OF CAPITAL STOCK

The following section contains a description of our common stock and other securities that we have issued from time to time. Our authorized capital stock immediately prior to this offering consists of 92,165,000 shares of common stock, $0.001 par value per share, and 77,835,000 shares of preferred stock, $0.001 par value per share. As of April 30, 2012, we had 497,128 shares of common stock issued and outstanding, 55,441,239 shares of preferred stock issued and outstanding, 921,898 shares of common stock potentially issuable pursuant to outstanding stock options, and 1,375,410 shares of common stock potentially issuable pursuant to outstanding stock options and warrants to purchase preferred stock.

Common Stock

Voting rights. Holders of our common stock are entitled to one vote per share held of record on all matters to be voted upon by our stockholders. Our common stock does not have cumulative voting rights.

Dividends. Subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive such lawful dividends as may be declared by our board of directors.

Liquidation and dissolution. In the event of our liquidation, dissolution or winding up, and subject to the rights of the holders of any outstanding shares of our preferred stock, the holders of shares of our common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders.

Other rights and restrictions. Our certificate of incorporation does not provide for the granting of preemptive rights to any stockholder. All outstanding shares are fully paid and nonassessable.

Preferred Stock

Immediately prior to this offering, our certificate of incorporation provided for nine series of preferred stock. In connection with this offering, all outstanding shares of preferred stock will be converted into shares of common stock in accordance with the provisions of our certificate of incorporation.

Upon the completion of this offering, our board of directors will be authorized, without stockholder approval, from time to time to issue up to 5,000,000 shares of preferred stock in one or more series, each of the series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as the board of directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Under the terms of securities purchase agreements between us and certain of our investors and stock purchase warrants dated January 28, 2011, the holders of approximately 8,227,915 million shares of common stock and warrants to purchase up to approximately 183,076 shares of common stock, or their transferees, have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in certain registration statements we file.

Demand registration rights. At any time after the effective date of the registration statement for this offering, the holders who in the aggregate hold 50% or more of the shares having registration rights have the right to demand that we file up to six resale registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, each holder of shares having registration rights has the right to demand that we file up to two resale registration statements per year for such holder on Form S-3 so long as the aggregate offering price, net of any underwriters’ discounts or commissions, of securities to be sold under the registration statement on Form S-3 is at least $500,000, subject to specified exceptions, conditions and limitations.

“Piggyback” registration rights. If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares included in such offering for the account of stockholders with registration rights.

Expenses of registration. We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Expiration of registration rights. The registration rights described above will terminate upon the earlier of either five years following the closing of this offering or, as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities without restriction pursuant to Rule 144(b)(1) promulgated under the Securities Act.

If our stockholders with registration rights cause a large number of securities to be registered and sold in the public market, those sales could cause the market price of our common stock to fall. If we were to initiate a registration and include registrable securities because of the exercise of registration rights, the inclusion of registrable securities could adversely affect our ability to raise capital.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-laws

Provisions of Delaware law and our certificate of incorporation and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An “interested stockholder” includes a person who, together with affiliates and associates, owns, or did own within three years before the determination of interested stockholder status, 15% or more of the corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Upon the completion of this offering, our certificate of incorporation and by-laws will require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, upon the completion of this offering, special meetings of our stockholders may be called only by the board of directors, some of our officers or the holders of not less than 15% of our outstanding common stock who have held their shares for at least one year. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Our certificate of incorporation and by-laws also provide that, effective upon the completion of this offering, our board of directors will be divided into three classes, with each class serving staggered three-year terms. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

NASDAQ Global Market Listing

We have applied to have our common stock listed for trading and quotation on the NASDAQ Global Market under the trading symbol “EXA.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no market for our common stock. We cannot predict the effect, if any, that sales of shares of common stock to the public or the availability of shares for sale to the public will have on the market price of the common stock prevailing from time to time. Nevertheless, if a significant number of shares of common stock are sold in the public market, or if people believe that such sales may occur, the prevailing market price of our common stock could decline and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, we will have outstanding 13,193,161 shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares, the 6,250,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act and are restricted securities. Of these shares, a total of 6.5 million shares are subject to lock-up agreements with the underwriters or provisions of our equity compensation plans that provide that the holders of those shares may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. The restrictions imposed by the lock-up agreements and these provisions of our equity compensation plans will be in effect for a period of at least 180 days after the date of this prospectus, subject to extension under certain circumstances for an additional period of up to 18 days, as described under “Underwriting—No Sales of Similar Securities.” At any time and without notice, Stifel, Nicolaus & Company Incorporated may, in its sole discretion, release some or all of the securities from these lock-up agreements. The following table describes the number of outstanding shares that will become eligible for sale in the public market on several relevant dates, assuming no extension of the lock-up agreements, and assuming no resale registration statement is filed by us for the benefit of the holders of registration rights. See “Description of Capital Stock—Registration Rights.”

Relevant Dates	Approximate Number of Shares Eligible for Future Sale	Comments
On effective date	6.3 million	Shares sold in this offering and shares not subject to lock-up provisions.
181 days after effective date	6.5 million	All share subject to lock-up agreements released.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the lock-up period described above, additional shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provision of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. A total of 369 thousand of the Rule 701 shares are subject to lock-up agreements or provisions of our equity compensation plans that restrict transfers during the effectiveness of the lock-up agreements and will only become eligible for sale at the earlier of (1) the expiration of the 180-day lock-up agreements and (2) no sooner than 90 days after the offering upon obtaining the prior written consent of Stifel, Nicolaus & Company, Incorporated.

Registration of Shares in Connection with Compensatory Benefit Plans

We are unable to estimate the number of shares that will be sold under Rules 144 or 701 because that number will depend on the market price for the common stock, the personal circumstances of the sellers and other factors. We intend to file a registration statement on Form S-8 under the Securities Act covering, among other things, shares of common stock covered by outstanding options under our stock plans. Based on the number of shares covered by outstanding options as of April 30, 2012 and currently reserved for issuance under the stock plans, the registration statement on Form S-8 would cover approximately 3.5 million shares. The registration statement will become effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately, after complying with Rule 144 volume limitations applicable to affiliates, with applicable lock-up agreements, and with the vesting requirements and restrictions on transfer affecting any shares that are subject to restricted stock awards.

Registration Rights

After the completion of this offering, assuming no exercise of the underwriters’ over-allotment option, holders of 6,144,582 shares of common stock will be entitled to specific rights to register those shares for sale in the public market. If the underwriters exercise their over-allotment option in full, the number of shares subject to registration rights will be reduced to 5,207,082. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement relating to such shares.

UNDERWRITING

Stifel, Nicolaus & Company, Incorporated is acting as the sole book-running manager of the offering and as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Stifel, Nicolaus & Company, Incorporated
Robert W. Baird & Co. Incorporated
Canaccord Genuity Inc.
Needham & Company, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Exa Corporation	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $ million and are payable by us and the selling stockholders.

Overallotment Option

We and the selling stockholders have granted an option to the underwriters to purchase up to an additional              shares at the public offering price, less the underwriting discount. Of such amount, up to              shares subject to the option would be sold by the Company and up to shares subject to the option would be sold by the selling stockholders. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors, and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for a period ending 180 days after the date of this prospectus without first obtaining the written consent of Stifel, Nicolaus & Company, Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,
•	sell any option or contract to purchase any common stock,
•	purchase any option or contract to sell any common stock,
•	grant any option, right or warrant for the sale of any common stock,
•	lend or otherwise dispose of or transfer any common stock,
•	request or demand that we file a registration statement related to the common stock, or
•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

NASDAQ Global Market Listing

We expect the shares to be approved for listing on the NASDAQ Global Market under the symbol “EXA.”

Before the offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us,
•	our financial information,
•	the history of, and the prospects for, our company and the industries in which we compete,
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,
•	the present state of our development,
•	other relevant or appropriate factors, and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholders nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the underwriters may facilitate Internet distribution for the offering to certain of their Internet subscription customers. The underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet web sites maintained by the respective underwriters. Other than the prospectus in electronic format, the information on the respective underwriters’ web sites are not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us, the selling stockholders or any of the underwriters to produce a prospectus for such offer. Neither we, the selling stockholders nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us, the selling stockholders and each underwriter that:

(A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

LEGAL MATTERS

The validity of the shares offered in this prospectus and certain other legal matters will be passed upon for us by Foley Hoag LLP, Boston, Massachusetts. The underwriters are represented by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The financial statements as of January 31, 2012 and January 31, 2011 and for each of the three years in the period ended January 31, 2012 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph related to our restatement of our fiscal year 2010 and 2011 financial statements, which were previously audited by other auditors as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-176019) in connection with this offering. In addition, upon completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s website at: “http://www.sec.gov.”

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. In addition, while we believe our internal company research is reliable and the market definitions we use are appropriate, neither our internal research nor these definitions have been verified by any independent source.

INDEX TO FINANCIAL STATEMENTS OF

EXA CORPORATION

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Exa Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive (loss) income, of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Exa Corporation and its subsidiaries at January 31, 2012 and January 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its fiscal 2010 and 2011 consolidated financial statements, previously audited by other auditors.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

April 6, 2012, except for the change in the presentation of comprehensive income discussed in Note 3, as to which the date is May 24, 2012, and except for the effects of the reverse stock split described in Note 18, as to which the date is June 8, 2012.

EXA CORPORATION

CONSOLIDATED BALANCE SHEETS

	January 31,		April 30, 2012
	2011 Restated (1)	2012	Actual	Pro Forma
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	$2,780,252	$11,468,396	$15,954,608	$15,954,608
Accounts receivable	23,428,254	19,205,280	4,355,488	4,355,488
Deferred tax assets	210,423	225,163	219,363	219,363
Prepaid expenses and other current assets	495,250	1,312,705	1,293,181	1,293,181

Total current assets	26,914,179	32,211,544	21,822,640	21,822,640
Property and equipment, net	2,001,986	3,223,830	2,951,962	2,951,962
Intangible assets, net	—	3,478,445	3,381,192	3,381,192
Deferred tax assets	—	12,573,188	12,573,188	12,573,188
Other assets	1,018,604	3,252,727	3,715,122	3,715,122

Total assets	$29,934,769	$54,739,734	$44,444,104	$44,444,104

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$580,184	$2,507,333	$2,072,568	$2,072,568
Accrued expenses	8,843,637	9,528,210	6,869,715	6,869,715
Line of credit	2,994,901	7,000,000	—	—
Current portion of long-term debt (2)	—	794,583	919,881	919,881
Current portion of deferred revenue	27,135,598	28,424,136	21,243,597	21,243,597
Current maturities of capital lease obligation	200,846	823,374	910,161	910,161

Total current liabilities	39,755,166	49,077,636	32,015,922	32,015,922

Long-term debt, net of current portion and discount (2)	4,587,366	3,220,511	6,432,236	6,432,236
Preferred stock warrant liability	412,634	1,552,121	1,488,809	1,488,809
Deferred revenue	117,586	207,257	3,736,789	3,736,789
Capital lease obligations, net of current portion	62,803	1,284,693	1,107,369	1,107,369
Other long-term liabilities	552,000	401,000	488,500	488,500
Deferred rent	2,223,162	1,753,018	1,644,214	1,644,214

Total liabilities	47,710,717	57,496,236	46,913,839	46,913,839

Commitments and contingencies (Note 13)

Convertible preferred stock, $0.001 par value: series A to I, 77,835,000 shares authorized; 55,232,073, 55,383,239, 55,441,239 and 0 shares issued and outstanding at January 31, 2011 and 2012, April 30, 2012 (actual) and April 30, 2012 pro forma (liquidation preference of $183,593,762 as of January 31, 2012)	32,662,506	32,677,663	32,684,623	—

Stockholders’ deficit:
Common stock, $0.001 par value: 92,165,000 shares authorized; 524,274, 529,630, 529,630 and 9,058,996 shares issued at January 31, 2011 and 2012, April 30, 2012 (actual) and April 30, 2012 pro forma	525	530	530	9,059
Additional paid-in capital	13,545,808	14,204,503	14,445,530	47,121,624
Accumulated deficit	(64,042,673)	(49,586,390)	(49,575,772)	(49,575,772)
Treasury stock (32,502 common shares, at cost)	(211)	(211)	(211)	(211)
Accumulated other comprehensive income	58,097	(52,597)	(24,435)	(24,435)

Total stockholders’ deficit	(50,438,454)	(35,434,165)	(35,154,358)	(2,469,735)

Total liabilities, convertible preferred stock and stockholders’ deficit	$29,934,769	$54,739,734	$44,444,104	$44,444,104

(1)	See Note 2 to these consolidated financial statements.
(2)	Includes amounts due to a related party as follows:

	January 31,		April 30, 2012
	2011	2012	Actual	Pro Forma
	(unaudited)			(unaudited)
Current portion of long-term debt	—	$227,092	253,317	253,317
Long-term debt, net of current portion	$917,473	722,016	537,169	537,169

The accompanying notes are an integral part of these consolidated financial statements.

EXA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended January 31,			Three Months Ended April 30,
	2010 Restated (1)	2011 Restated (1)	2012	2011 Restated (1)	2012
License revenue	$26,836,866	$30,584,115	$38,724,203	$9,176,269	$9,985,182
Project revenue	8,781,533	7,323,112	7,175,995	1,043,904	1,281,304

Total revenues	35,618,399	37,907,227	45,900,198	10,220,173	11,266,486

Operating expenses:
Cost of revenues	9,956,063	9,896,260	12,075,462	2,811,165	3,223,819
Sales and marketing	5,304,163	6,110,124	6,233,017	1,274,127	1,599,608
Research and development	12,594,542	12,776,503	14,448,753	3,201,402	4,139,609
General and administrative	6,829,235	6,291,412	8,124,360	1,638,242	2,030,005

Total operating expenses	34,684,003	35,074,299	40,881,592	8,924,936	10,993,041

Income from operations	934,396	2,832,928	5,018,606	1,295,237	273,445

Other expense, net:
Foreign exchange loss	(766,149)	(198,199)	(105,871)	(463,800)	(322)
Interest expense	(681,854)	(1,414,789)	(1,288,581)	(270,923)	(414,152)
Interest income	9,268	4,411	4,814	1,288	2,076
Other income (expense), net	12,127	10,121	(213,246)	65,822	66,369

Total other expense, net	(1,426,608)	(1,598,456)	(1,602,884)	(667,613)	(346,029)

(Loss) income before income taxes	(492,212)	1,234,472	3,415,722	627,624	(72,584)
Provision (benefit) for income taxes	520,517	839,170	(11,040,561)	390,188	(83,202)

Net (loss) income	$(1,012,729)	$395,302	$14,456,283	$237,436	$10,618

Net (loss) income per share:
Basic	$(2.06)	$0.80	$29.28	$0.48	$0.02
Diluted	$(2.06)	$0.04	$1.40	$0.02	$0.00

Weighted-average number of common shares used in computing net (loss) income per share:
Basic	490,999	491,623	493,763	492,301	497,124
Diluted	490,999	10,154,136	10,324,811	10,188,417	10,455,405
Pro forma net income per share (2):
Basic (unaudited)			$1.61		$0.00
Fully diluted (unaudited)			$1.40		$0.00

Pro forma weighted-average number of common shares used in computing pro forma net income per share (2):
Basic (unaudited)			8,996,836		9,019,041
Fully diluted (unaudited)			10,324,811		10,455,405

The accompanying notes are an integral part of these consolidated financial statements.

(1)	See Note 2 to these consolidated financial statements.
(2)	See Note 3 to these consolidated financial statements.

EXA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Year Ended January 31,			Three Months Ended April 30,
	2010 Restated (1)	2011 Restated (1)	2012	2011 Restated (1)	2012
Net (loss) income	$(1,012,729)	$395,302	$14,456,283	$237,436	$10,618
Other comprehensive income (loss):
Foreign currency translation adjustments	—	58,097	(110,694)	(463,800)	28,162

Total other comprehensive (loss) income	—	58,097	(110,694)	(463,800)	28,162

Comprehensive (loss) income	$(1,012,729)	$453,399	$14,345,589	$(226,364)	$38,780

The accompanying notes are an integral part of these consolidated financial statements.

(1)	See Note 2 to these consolidated financial statements

EXA CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount
Balance at January 31, 2009	54,364,623	33,024,056	523,505	524	11,857,764	(63,425,246)	(211)	—	(51,567,169)
Repurchase of preferred stock	(458,800)	(458,800)	—	—	—	—	—	—	—
Stock options exercised	1,366,250	137,250	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	1,405,774	—	—	—	1,405,774
Net loss	—	—	—	—	—	(1,012,729)	—	—	(1,012,729)

Balance at January 31, 2010 (Restated)	55,272,073	32,702,506	523,505	524	13,263,538	(64,437,975)	(211)	—	(51,174,124)
Repurchase of preferred stock	(40,000)	(40,000)	—	—	—	—	—	—	—
Stock options exercised	—	—	769	1	1,599	—	—	—	1,600
Share-based compensation expense	—	—	—	—	280,671	—	—	—	280,671
Net income	—	—	—	—	—	395,302	—	—	395,302
Cumulative translation adjustment	—	—	—	—	—	—	—	58,097	58,097

Balance at January 31, 2011 (Restated)	55,232,073	32,662,506	524,274	525	13,545,808	(64,042,673)	(211)	58,097	(50,438,454)
Stock options exercised	151,166	15,157	5,356	5	22,368	—	—	—	22,373
Share-based compensation expense	—	—	—	—	636,327	—	—	—	636,327
Net income	—	—	—	—	—	14,456,283	—	—	14,456,283
Cumulative translation adjustment	—	—	—	—	—	—	—	(110,694)	(110,694)

Balance at January 31, 2012	55,383,239	32,677,663	529,630	530	14,204,503	(49,586,390)	(211)	(52,597)	(35,434,165)
Stock options exercised (unaudited)	58,000	6,960	—	—	—	—	—	—	—
Share-based compensation expense (unaudited)	—	—	—	—	241,027	—	—	—	241,027
Net loss (unaudited)	—	—	—	—	—	10,618	—	—	10,618
Cumulative translation adjustment (unaudited)	—	—	—	—	—	—	—	28,162	28,162

Balance at April 30, 2012 (unaudited)	55,441,239	32,684,623	529,630	530	14,445,530	(49,575,772)	(211)	(24,435)	(35,154,358)
Assumed conversion of convertible preferred stock into common stock upon initial public offering of common stock (unaudited)	(55,441,239)	(32,684,623)	8,529,366	8,529	32,676,094	—	—	—	32,684,623

Pro forma April 30, 2012 (unaudited)	—	$—	9,058,996	$9,059	$47,121,624	$(49,575,772)	$(211)	$(24,435)	$(2,469,735)

The accompanying notes are an integral part of these consolidated financial statements.

EXA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended January 31,			Three Months Ended April 30
	2010 Restated (1)	2011 Restated (1)	2012	2011 Restated (1)	2012
Operating activities
Net (loss) income	$(1,012,729)	$395,302	$14,456,283	$237,436	$10,618
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	2,702,401	1,562,175	1,405,014	323,346	459,416
Non-cash interest expense	86,590	700,035	403,650	54,398	124,139
Deferred rent expense	343,585	(287,214)	(232,424)	(57,742)	(106,753)
Stock-based compensation	1,405,774	280,671	636,327	32,914	241,027
Mark to market adjustment of the equity participation right	—	—	(276,000)	—	—
Mark to market adjustment of preferred stock warrant liability	—	—	503,271	64,766	(63,312)
Deferred taxes	—	(210,423)	(12,587,928)	(16,588)	5,800
Changes in assets and liabilities (excluding the effects of business acquisitions):
Accounts receivable	(1,805,622)	(5,281,471)	4,185,517	17,839,664	14,905,802
Prepaid expenses and other current assets	675,652	(35,935)	(721,218)	(649,489)	19,597
Other assets	2,036	(38,194)	(2,360,676)	(126,930)	(460,681)
Accounts payable	(2,050,394)	(393,493)	1,910,055	206,385	(433,125)
Accrued expenses	1,354,858	2,896,734	219,880	(3,456,735)	(2,650,509)
Other liabilities	—	—	125,000	(5,000)	—
Deferred revenue	(3,957,268)	3,169,483	1,365,985	(1,401,786)	(3,637,237)

Net cash (used in) provided by operating activities	(2,255,117)	2,757,670	9,032,736	13,044,639	8,414,782

Investing activities
Purchases of property and equipment	(56,455)	(265,153)	(119,478)	(36,470)	(38,866)
Acquisitions	—	—	(3,543,280)	—	—

Net cash used in investing activities	(56,455)	(265,153)	(3,662,758)	(36,470)	(38,866)

Financing activities
Net increase (decrease) in line of credit	1,345,399	(6,005,099)	4,005,099	(2,994,901)	(7,000,000)
Payments on capital lease obligation	(2,190,038)	(890,677)	(598,127)	(89,601)	(146,830)
Repurchase of preferred stock	(458,800)	(40,000)	—	—	—
Proceeds from long-term debt	—	5,000,000	—	—	3,500,000
Payments on long-term debt	—	—	—	—	(199,617)
Proceeds from stock option exercises	137,250	1,600	37,530	4,062	6,960
Payment of debt and line of credit issuance costs	(146,069)	(119,250)	(111,486)	—	—

Net cash (used in) provided by financing activities	(1,312,258)	(2,053,426)	3,333,016	(3,080,440)	(3,839,487)

Effect of exchange rate changes on cash	—	(60,846)	(14,850)	(95,044)	(50,217)
Net (decrease) increase in cash	(3,623,830)	378,245	8,688,144	9,832,685	4,486,212
Cash, beginning of period	6,025,837	2,402,007	2,780,252	2,780,252	11,468,396

Cash, end of period	$2,402,007	$2,780,252	$11,468,396	$12,612,937	$15,954,608

Supplemental disclosure of cash flow information
Cash paid for interest	$595,264	$788,556	$868,411	$185,604	$232,977
Cash paid for income taxes	$500,657	$508,069	$739,496	$541,187	$551,407
Supplemental disclosure of non-cash, investing and financing activities
Acquisition of equipment pursuant to capital lease obligations	$13,032	$100,197	$2,443,158	$1,622,709	$56,293

The accompanying notes are an integral part of these consolidated financial statements.

(1)	See Note 2 to these consolidated financial statements.

EXA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

Exa Corporation (the “Company” or “Exa”), a Delaware corporation, develops, sells and supports simulation software and services that vehicle manufacturers use to enhance the performance of their products, reduce product development costs and improve efficiency of their design and engineering processes. The Company’s solutions enable engineers and designers to augment or replace conventional methods of evaluating designs that rely on expensive and inefficient physical prototypes and test facilities with accurate digital simulations that are more useful, cost effective and timely. The Company’s simulation solutions enable customers to gain crucial insights about design performance early in the design cycle, reducing the likelihood of expensive redesigns and late-stage engineering changes, which result in cost savings and fundamental improvements in the development process. The Company is primarily focused on the ground transportation market, but is also beginning to explore the application of its capabilities in the aerospace, oil and gas production, chemical processing, architecture, engineering and construction, power generation biomedical and electronics industries.

Exa has offices and sells directly in the United States and through subsidiaries in France, Germany, Italy, Japan, Korea, China, and the United Kingdom. The Company also conducts business in India and Brazil through distribution and sales representative relationships, respectively.

The Company is subject to a number of risks common to companies in similar stages of development, including dependence on a small number of significant customers for a substantial portion of its revenues, the ability to attract and retain key personnel, competition from substitute products and services and larger companies, the need to continually develop commercially viable products, and risks associated with changes in information technology.

2. Restatement

The Company has restated its financial statements for the years ended January 31, 2010 and 2011 as described below.

Fiscal year 2010

In December 2009, the Company’s Board of Directors agreed that the Company would repurchase 458,800 shares of Series G Convertible Preferred Stock to satisfy employee tax withholding requirements. The Company recorded $164,590 in stock-based compensation expense in connection with the repurchase. However, because the amounts withheld were in excess of statutory minimum withholding requirements, the entire award subject to repurchase should have been accounted for as a liability award and the shares should have been marked to market at the time of the repurchase. The mark to market approach resulted in additional stock-based compensation expense in the amount of $976,167. As a result, the Company has restated its financial statements as of and for the year ended January 31, 2010 to reflect $976,167 of additional stock-based compensation expense. In addition, the Company corrected a number of other errors in the fiscal year 2010 financial statements as follows: recorded $22,238 of net revenue adjustments due to errors in recognizing revenue over the appropriate term, capitalized $59,479 of deferred financing costs previously recorded as operating expenses, corrected the classification of $86,590 of deferred financing costs amortization from operating expenses into interest expense, recorded $51,000 of sales tax expense due to previously unidentified sales tax exposure in certain states where the Company did not collect and remit sales tax, recorded $45,711 of additional operating expenses and recorded $74,080 of additional tax expense due to computational errors within the Company’s provision.

The effects of the restatement on the Company’s consolidated statements of operations and of cash flows for the year ended January 31, 2010 and the consolidated balance sheet as of January 31, 2010 are as follows:

	Fiscal year ended January 31, 2010
Consolidated Statement of Operations	Previously reported	Adjustments	Restated
License revenue	$26,852,807	$(15,941)	$26,836,866
Project revenue	8,743,354	38,179	8,781,533
Total revenues	35,596,161	22,238	35,618,399
General and administrative expenses	5,902,426	926,809	6,829,235
Total operating expenses	33,757,194	926,809	34,684,003
Income from operations	1,838,967	(904,571)	934,396
Interest expense	(595,263)	(86,591)	(681,854)
Total other expense, net	(1,340,017)	(86,591)	(1,426,608)
Income (loss) before provision for income taxes	498,950	(991,162)	(492,212)
Provision for income taxes	594,597	(74,080)	520,517
Net loss	$(95,647)	$(917,082)	$(1,012,729)
Net loss per common share—basic	$(0.20)	$(1.88)	$(2.07)
Net loss per common share—diluted	$(0.20)	$(1.88)	$(2.07)

Consolidated Statement of Cash Flows
Net cash used in operating activities	$(2,404,197)	$149,080	$(2,255,117)
Net cash used in investing activities	(53,444)	(3,011)	(56,455)
Net cash used in financing activities	(1,166,189)	(146,069)	(1,312,258)

	As of January 31, 2010
Consolidated Balance Sheet	Previously reported	Adjustments	Restated
Prepaid expenses and other current assets	$455,667	$32,068	$487,735
Total current assets	20,950,739	32,068	20,982,807
Total assets	25,131,661	32,068	25,163,729
Accrued expenses	6,030,050	(4,780)	6,025,270
Current portion of deferred revenue	23,920,696	(22,238)	23,898,458
Total current liabilities	40,815,298	(27,018)	40,788,280
Total liabilities	43,662,364	(27,018)	43,635,346
Additional paid-in capital	12,287,371	976,167	13,263,538
Accumulated deficit	63,520,893	917,082	64,437,975
Total stockholders’ deficit	51,233,209	(59,085)	51,174,124

Fiscal year 2011

In fiscal year 2011, the Company had a full valuation allowance on all of its deferred tax assets. However, based on the weight of available evidence at the time, the Company should have released the valuation allowance in its non-U.S. jurisdictions. In addition, the Company identified other computational errors in its income tax provision. The result of the errors identified related to the release of the foreign valuation allowance and the computational errors was an increase of $253,076 in the income tax provision and a reduction of operating expenses of $50,978. In addition, the Company corrected a number of other errors in the fiscal year 2011 financial statements as follows: recorded $175,564 of net revenue adjustments due to errors in recognizing revenue over the appropriate term, amortized $59,479 of deferred financing costs to interest expense due to it previously being expensed in fiscal year 2010, corrected the classification of $88,540 of deferred financing costs amortization from operating expenses to interest expense, and recorded $101,000 of sales tax expense due to previously unidentified sales tax exposure in certain states where the Company did not collect and remit sales tax. Finally, the Company corrected computational errors in calculating the effect of foreign exchange on the cash flows.

The effects of the restatement on the Company’s consolidated statement of operations and cash flows for the year ended January 31, 2011 and balance sheet as of January 31, 2011 are as follows:

	Fiscal year ended January 31, 2011
Consolidated Statement of Operations	Previously reported	Adjustments	Restated
License revenue	$30,591,737	$(7,622)	$30,584,115
Project revenue	7,139,926	183,186	7,323,112
Total revenues	37,731,663	175,564	37,907,227
General and administrative expenses	6,329,930	(38,518)	6,291,412
Total operating expenses	35,112,817	(38,518)	35,074,299
Income from operations	2,618,846	214,082	2,832,928
Interest expense	1,266,770	148,019	1,414,789
Total other expense, net	1,450,437	148,019	1,598,456
Income before provision for income taxes	1,168,409	66,063	1,234,472
Provision for income taxes	586,094	253,076	839,170
Net income	$582,315	$(187,013)	$395,302
Net income per common share—basic	$1.18	$(0.38)	$0.80
Net income per common share—diluted	$0.06	$(0.38)	$0.04

Consolidated Statement of Cash Flows
Net cash provided by operating activities	$2,510,905	$246,765	$2,757,670
Net cash used in investing activities	(320,085)	54,932	(265,153)
Net cash used in financing activities	(1,836,389)	(217,037)	(2,053,426)
Effect of exchange rate changes on cash	23,814	(84,660)	(60,846)

	As of January 31, 2011
Consolidated Balance Sheet	Previously reported	Adjustments	Restated
Deferred tax asset	$—	$210,423	$210,423
Prepaid expenses and other current assets	608,462	(113,212)	495,250
Total current assets	26,816,968	97,211	26,914,179
Total assets	29,731,760	203,009	29,934,769
Accrued expenses	8,275,725	567,912	8,843,637
Current portion of deferred revenue	27,333,400	(197,802)	27,135,598
Total current liabilities	39,385,056	370,112	39,755,168
Total liabilities	46,927,973	782,744	47,710,717
Accumulated deficit	62,938,578	1,104,095	64,042,673
Total stockholders’ deficit	49,858,719	579,735	50,438,454

Fiscal year 2011 interim periods (unaudited)

The effects of the restatement on the Company’s unaudited consolidated statement of operations for the quarters ending April 30, 2010, July 31, 2010, October 31, 2010 and January 31, 2011 are as follows:

	Three Months Ended April 30, 2010
Consolidated Statement of Operations	Previously reported	Adjustments	Restated
License revenue	$6,462,802	$50,886	$6,513,688
Project revenue	1,293,959	687	1,294,647
Total revenues	7,756,762	51,575	7,808,336
General and administrative expenses	1,401,570	25,250	1,426,820
Total operating expenses	7,938,283	25,250	7,963,533
Loss from operations	181,522	(26,323)	155,199
Interest expense, net	568,255	59,479	627,539
Total other expense, net	386,703	59,479	446,182
Loss before provision for income taxes	568,227	33,155	601,380
Provision for income taxes	9,215	394,617	403,832
Net loss	577,442	427,772	1,005,212

	Three Months Ended July 31, 2010
Consolidated Statement of Operations	Previously reported	Adjustments	Restated
License revenue	$6,960,184	$13,663	$6,973,847
Project revenue	1,706,328	17,637	1,723,965
Total revenues	8,666,512	31,300	8,697,812
General and administrative expenses	1,606,742	(12,896)	1,593,846
Total operating expenses	8,232,204	(12,896)	8,219,308
Income from operations	434,308	44,196	478,504
Interest expense, net	246,505	39,337	285,842
Total other expense, net	278,883	39,337	317,030
Income before provision for income taxes	155,425	6,049	161,474
Provision for income taxes	1,341	171,779	173,120
Net income (loss)	154,084	(165,730)	(11,646)

	Three Months Ended October 31, 2010
Consolidated Statement of Operations	Previously reported	Adjustments	Restated
License revenue	$7,868,760	$(10,354)	$7,858,406
Project revenue	2,214,937	71,776	2,286,713
Total revenues	10,083,697	61,422	10,145,119
General and administrative expenses	1,351,252	45	1,351,297
Total operating expenses	7,989,027	45	7,989,072
Income from operations	2,094,670	61,377	2,156,047
Interest expense, net	191,920	25,205	217,125
Total other expense	708,424	25,205	733,629
Income before provision for income taxes	1,386,246	36,172	1,422,418
Provision for income taxes	39,225	241,384	280,609
Net income	1,347,021	(205,212)	1,141,809

	Three Months Ended January 31, 2011
Consolidated Statement of Operations	Previously reported	Adjustments	Restated
License revenue	$9,299,990	$61,817	$9,238,173
Project revenue	1,924,702	93,085	2,017,787
Total revenues	11,224,692	31,268	11,255,960
General and administrative expenses	1,970,365	(50,917)	1,919,448
Total operating expenses	10,953,302	(50,917)	10,902,385
Income from operations	271,390	82,186	353,575
Interest expense, net	262,332	21,951	284,283
Total other expense, net	76,428	21,951	101,616
Income before provision for income taxes	194,962	56,997	251,959
Provision (benefit) for income taxes	536,314	(554,704)	(18,391)
Net (loss) income	(341,352)	611,702	270,350

Fiscal year 2012 interim financial statements (unaudited)

On January 28, 2011 the Company issued warrants for preferred stock which were inappropriately classified as equity awards rather than liability awards and were not marked to market at April 30, 2011 and July 31, 2011. As a result the Company recorded $64,766 and $452,000 of additional expense during the three months ended April 30, 2011 and July 31, 2011, respectively which had not previously been recorded. In addition, the Company corrected a number of other errors relating to the fiscal year 2012 interim financial statements as follows: recorded $124,241 and $143,437 of net revenue adjustments due to errors in recognizing revenue over the appropriate term during each of the three months ended April 30, 2011 and July 31, 2011 respectively, reclassified $38,146 of deferred financing costs from operating costs into interest expense during the three months ended July 31, 2011, recorded $38,000 of state tax expense due to previously unidentified sales tax expense in certain states where the Company did not collect and remit sales tax, during each of the three months ended April 30, 2011 and July 31, 2011, and expensed $12,000 of previously capitalized costs which did not qualify for capitalization in connection with the Company’s intended initial public offering of its common stock, in the three months ended July 31, 2011.

The Company assessed the materiality of these errors and the impact on its statement of cash flows and concluded that they were not material to any prior interim periods. The Company has revised its consolidated financial statements as of and for the fiscal year ended January 31, 2012 to correct these transactions, and the Company will revise its previously issued interim fiscal year 2012 statement of cash flows to correct these amounts when such financial statements are included in future filings.

The effects of the restatement on the Company’s unaudited consolidated statements of operations for the quarters ended April 30, 2011 and July 30, 2011 and the six months ended July 31, 2011 and the balance sheet as of July 31, 2011 are as follows:

	Three Months Ended April 30, 2011
Consolidated Statements of Operations	Previously reported	Adjustments	Restated
Revenues	$10,344,414	$(124,241)	$10,220,173
General and administrative	1,631,003	7,239	1,638,242
Total operating expenses	8,917,698	7,239	8,924,937
Income from operations	1,426,717	(131,480)	1,295,237
Interest expense, net	(243,605)	(27,318)	(270,923)
Other income	(130,558)	196,380	65,822
Net income	801,247	(563,811)	237,436

	Three Months Ended July 31, 2011
	Previously reported	Adjustments	Restated
Revenues	$10,960,167	$(143,437)	$10,816,820
General and administrative	1,870,087	8,599	1,878,686
Total operating expenses	9,507,662	8,599	9,516,261
Income from operations	1,452,505	(151,946)	1,300,559
Foreign exchange loss	(91,376)	(56)	(91,432)
Interest expense	(218,050)	(43,474)	(261,524)
Other (expense) income	(148,354)	452,410	304,086
Net income	1,390,337	(907,568)	482,769

	Six Months Ended July 31, 2011
	Previously reported	Adjustments	Restated
Revenues	$21,304,581	$(267,678)	$21,036,993
General and administrative	3,501,090	15,838	3,516,928
Total operating expenses	18,425,359	15,838	18,441,197
Income from operations	2,879,222	(283,426)	2,595,796
Foreign exchange loss	(372,357)	(11)	(372,368)
Interest expense, net	(461,655)	(70,792)	(532,447)
Other (expense) income	(278,912)	648,820	369,908
Net income	2,191,584	(1,471,379)	720,205

	At July 31, 2011
	Previously reported	Adjustments	Restated
Consolidated Balance Sheet
Prepaid expense and other current assets	$1,175,899	$(614,395)	$1,790,294
Current assets	13,268,911	(614,395)	13,883,306
Other assets	2,891,869	(115,100)	3,006,969
Total assets	19,272,450	(729,495)	20,001,945
Accounts payable	2,099,490	(322,801)	2,422,291
Accrued expenses	4,809,626	(1,368,187)	6,177,813
Current portion of deferred revenue	18,461,617	(69,782)	18,531,399
Current liabilities	26,448,408	(1,760,770)	28,209,178
Preferred stock warrant liability	—	(929,810)	929,810
Other long-term liability	297,780	(103,220)	401,000
Total liabilities	34,103,479	(2,793,799)	36,897,278
Additional paid in capital	13,132,328	508,298	13,640,626
Accumulated other comprehensive income	120,483	52,673	67,810
Total stockholders’ deficit	(47,493,868)	(64,444,437)	16,950,569

3. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Reclassification

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Applicable Accounting Guidance

Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative nongovernmental United States generally accepted accounting principles as found in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known.

The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from management’s estimates if future events differ substantially from past experience, or other assumptions, while reasonable when made, do not turn out to be substantially accurate.

Unaudited Interim Financial Statements

The accompanying consolidated balance sheet at April 30, 2012, the consolidated statements of operations, of comprehensive income (loss), and cash flows for the three months ended April 30, 2011 and 2012, and the consolidated statements of convertible preferred stock and stockholders’ deficit for the three months ended April 30, 2012 are unaudited. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, consisting of normal, recurring adjustments, necessary for the fair presentation of such financial statements. The information disclosed in the notes to the financial statements for these periods is unaudited. The results for the three months ended April 30, 2012 are not necessarily indicative of the results to be expected for the entire fiscal year or any future period.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet as of April 30, 2012 and the pro forma consolidated statements of convertible preferred stock and stockholders’ deficit as of April 30, 2012 assume the conversion of all outstanding shares of the Company’s convertible preferred stock to common stock, to occur upon the closing of the Company’s proposed public offering.

Pro forma basic and diluted net income per share for the year ended January 31, 2012 and the three months ended April 30, 2012, were computed using the weighted-average number of common shares outstanding after giving effect to the conversion of all convertible preferred stock into shares of the Company’s common stock, as if such conversion had occurred as of the date of original issuance. Pro forma diluted net income per share was computed to give effect to the conversion of all options and warrants to purchase convertible preferred stock during the year ended January 31, 2012 and the three months ended April 30, 2012 into options and warrants to purchase shares of the Company’s common stock, as if such conversion had occurred as of the date of original issuance. The impact of unpaid and undeclared dividends has not been reflected in the pro forma weighted average shares used to compute pro forma net income per share as the convertible preferred stock is not entitled to receive undeclared dividends upon such conversion.

The following table presents the calculation of basic and diluted pro forma net income per share:

	Year ended January 31, 2012	Three Months ended April 30, 2012
Numerator:
Net income	$14,456,283	$10,618
Denominator:
Weighted-average number of common shares used in computing net income per share—basic	493,763	497,124
Adjustment for assumed conversion of convertible preferred stock	8,503,073	8,521,917
Weighted-average number of common shares used in computing pro forma net income per share—basic	8,996,836	9,019,041
Pro forma net income per share—basic	$1.61	$0.00
Weighted-average number of common shares used in computing pro forma net income per share—basic	8,996,836	9,019,041
Options to purchase common stock	1,287,629	1,351,627
Warrants to purchase common stock	40,346	84,737
Weighted-average number of common shares used in computing pro forma net income per share—diluted	10,324,811	10,455,405
Pro forma net income per share—fully diluted	$1.40	$0.00

Revenue Recognition

The Company generates revenues from the licensing of its software products, typically in the form of one-year term “subscription” or capacity-based licenses that have a defined term, and from project fees for technical consulting services and training. Licenses for the Company’s software products may be software-only, to be run on the customer’s own computer hardware, or provided in the form of software-as-a-service, via the Company’s hosted PowerFLOW OnDemand offering. The Company recognizes revenues from licensing its software products in accordance with ASC 985-605, Software Revenue Recognition and, in the case of licenses provided in the form of software-as-a-service, ASC 605, Revenue Recognition. Term licenses typically have a term of one year. Capacity-based licenses allow the customer to buy simulation capacity either as a service hosted by the Company or in the form of a limited amount of simulation capacity on customer installed software and are sold based upon simulation capacity expected to be used within a certain time period—typically not exceeding one year. Licenses have finite terms that are not extendible at their expiration, and capacity usage is limited by contract to the amount specified. The Company’s practice is not to modify existing capacity-based licenses to allow simulation capacity to be added to an existing arrangement. A customer desiring to purchase additional simulation capacity or to license additional users of its preparation and analysis software during the term of the original simulation license must do so by entering into a separate arrangement. Revenue from these new arrangements is recognized over the term of the new agreements, which include bundled maintenance and support, and are for a term of less than twelve months, coterminous with the remaining term of the original simulation license.

The Company typically sells term and capacity-based software licenses separately, but more typically they are combined in a bundled sale. For instance, when customers purchase simulation capacity, they typically also purchase a number of term-based licenses for preparation and analysis software. All of the Company’s software licenses include multiple elements such as support and maintenance as part of a bundled sale. Pursuant to the guidance within ASC 985-605, the Company has determined that since it does not have vendor-specific objective evidence of the fair value of the individual elements contained in a bundled sale of term and capacity-based software licenses, the arrangement is treated as a single unit of accounting and revenue is recognized ratably on a daily basis over the term of the license agreement, which coincides with the duration of the maintenance and support services. The Company’s arrangements typically do not include rights to carry over any unused capacity beyond the contractual license term or any customer right of return.

The Company occasionally licenses its PowerTHERM application, which has functionality that can be utilized independently from PowerFLOW, on a standalone basis, under a term license in a bundled arrangement including support and maintenance. Revenue from these arrangements is recognized over the term of the license agreement.

The Company commences recognition of subscription license revenue when persuasive evidence of an arrangement exists; delivery of the software or license keys has occurred and all service elements, if bundled or linked, have commenced; payment is fixed or determinable; and collection of the resulting receivable is considered probable by management. Payments received from customers in advance of revenue recognition are treated as deferred revenue.

When the Company hosts the licensed software as part of its PowerFLOW OnDemand software-as-a-service offering, which includes support and maintenance and hosting services, it recognizes revenue from the arrangement ratably over the combined service period.

If training or technical consulting services projects are bundled with a software license sale or, as a result of specific facts and circumstances, are determined to be linked with a software license sale, the Company treats this as one arrangement and recognizes revenue ratably on a daily basis over the license period provided that delivery of all elements of the arrangement have commenced.

The Company also derives revenue from fees for separate, project-based services. Pricing of these projects is generally either fixed fee or time and material based. The Company recognizes revenue from these service arrangements in accordance with ASC 605. To the extent that adequate project reporting of time incurred and time to complete records exist, the Company recognizes consulting services revenue as the services are performed under the proportionate performance method. If adequate documentation does not exist, revenue recognition is deferred until the contract is completed.

To date, the Company has not implemented time reporting and project accounting administration systems adequate to enable it to reliably measure proportionate performance. Accordingly the Company has recognized most of its revenue from project arrangements upon completion of the contracted services. The Company’s plan is to evaluate the costs and benefits of a project time tracking and accounting system that would support the recognition of revenue from project-based services under the proportionate performance method.

Revenue is presented net of any value-added or sales taxes collected from customers.

Foreign Currency Translation

The Company has foreign subsidiaries in England, France, Germany, Italy, Japan, Korea and China. Through fiscal 2010, all of the Company’s foreign subsidiaries used the United States dollar as their functional currency in accordance with ASC 830, Foreign Currency Matters. Foreign subsidiary records are maintained in the local currency. Through fiscal 2010, the Company re-measured all assets and liabilities of its subsidiaries into the functional currency, resulting in unrealized gains or losses recorded as a component of other expense, net in the accompanying consolidated statements of operations. The Company reviews the functional currency of its subsidiaries on an annual basis in accordance with the “Foreign/Parent Currency” indicators outlined in Appendix A to ASC 830 to determine if the functional currency should be changed to the local currency. In fiscal 2011, management’s review of the operations of the Company’s foreign subsidiaries indicated that the functional currency should be changed to the respective local currency, except for the Company’s subsidiaries in England and Italy. As a result, beginning in fiscal 2011, the Company’s French, German, Japanese and Korean subsidiaries translate their assets and liabilities denominated in their functional currency at current rates of exchange in effect at the balance sheet date. Beginning in fiscal 2012, management’s review of the operations of the Company’s Italian subsidiary indicated that the functional currency should be changed to the local currency. As a result, beginning in fiscal 2012, the Company’s Italian subsidiary translates its assets and liabilities denominated in its functional currency at current rates of exchange in effect at the balance sheet date. During the first quarter of fiscal year 2013, the Company established a subsidiary in China. The Company’s review of the operations of this subsidiary indicated that it should use the local currency as its functional currency. As a result, the Company’s Chinese subsidiary translates its assets and liabilities denominated in its functional currency at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of other comprehensive income. Transaction gains and losses and re-measurement of assets and liabilities denominated in currencies other than a subsidiary’s functional currency are included in other expense, net. Foreign currency losses included in other expense, net for the years ended January 31, 2010, 2011 and 2012 and the three months ended April 30, 2011 and 2012 were $766,149, $198,199, $105,871, $463,800 and $322, respectively.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentration of credit risks are principally cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents with high credit quality financial institutions, and consequently, the Company believes that such funds are subject to minimal credit risk. The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits, but management believes that the deposits are not exposed to significant credit risk due to the financial position of the depository institutions in which those financial instruments are held.

Concentrated credit risk with respect to accounts receivable is limited to large creditworthy customers. The Company periodically assesses the financial strength of its customers and believes that its accounts receivable credit risk exposure is minimal.

The Company typically does not require collateral from its customers for sales on account. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in any specific industry or geographic region.

The following table provides information concerning customers that individually accounted for greater than 10% of total revenues or 10% of accounts receivable, and their respective percentages of total revenues and accounts receivable, as of January 31, 2011 and 2012 and for the years ended January 31, 2010, 2011 and 2012:

	Year Ended January 31,
	2010	2011		2012
	Percentage of total revenues	Percentage of total revenues	Percentage of accounts receivable at fiscal year end	Percentage of total revenues	Percentage of accounts receivable at fiscal year end
Customer A	13%	13%	26%	13%	*
Customer B	10%	11%	*	*	*
Customer C	*	*	13%	*	19%
Customer D	*	*	10%	*	*
Customer E	*	*	*	*	15%
Customer F	*	*	*	*	13%

*	less than 10%

The following table provides information concerning customers that accounted for greater than 10% of total revenues or 10% of accounts receivable, and their respective percentages of total revenues and accounts receivable, as of April 30, 2012 and for the three months ended April 30, 2011 and 2012:

	Three Months Ended April 30,		Percentage of accounts receivable at April 30, 2012
	2011	2012
	Percentage of total revenues	Percentage of total revenues
Customer A	14%	15%	*
Customer B	*	*	*
Customer C	*	*	*
Customer D	*	*	*
Customer E	*	*	25%
Customer F	*	*	*
Customer G	*	*	10%

*	less than 10%

Concentration of Other Risks

The Company has one main data center provider, and several support providers (which handle overflow), to host or provide access to hardware for the Company’s OnDemand application service to customers. The disruption of these services could have a material adverse effect on the Company’s business, financial position, and results of operations.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less, that are not restricted as to withdrawal, to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents, which were nominal in amount, consisted of money market accounts as of January 31, 2011 and 2012. The Company maintains $525,000 of restricted cash related to its operating lease, which has been recorded within other long-term assets.

Accounts Receivable and Allowances for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided to the extent that specific accounts receivable are considered to be uncollectible, based on historical experience, known collection issues, and management’s evaluation of outstanding accounts receivable at the end of the year. Uncollectible amounts, if any, are written off against the allowance after all collection efforts have been exhausted. Based on management’s analysis of its outstanding accounts receivable, and customers’ creditworthiness and collection history, the Company concluded no allowance was necessary at January 31, 2011 and 2012 and April 30, 2012.

Accounts receivable allowance activity consisted of the following for the fiscal years ended January 31, 2010, 2011 and 2012 and the three months ended April 30, 2012.

Additions
Description	Balance at beginning of period	Provision	Write-offs	Recoveries	Balance at end of period
Allowance for doubtful accounts:
Quarter ended April 30, 2012	$—	$—	$—	$—	$—
Year ended January 31, 2012	—	—	—	—	—
Year ended January 31, 2011	—	—	—	—	—
Year ended January 31, 2010	$162,200	—	—	$162,200	—

Property and Equipment

Property and equipment is stated at cost. Major renewals, additions and betterments are charged to property accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed in the period incurred. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the consolidated statement of operations. Depreciation and amortization using the straight-line method, over the estimated useful life of each asset, is as follows:

Asset classification	Estimated Useful Life
Computer equipment	3 years
Software	3 years
Office equipment and furniture	3-5 years
Leasehold improvements	Shorter of useful life or remaining life of lease

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to the future undiscounted cash flows the assets are expected to generate. If any long-lived assets are considered to be impaired, the impairment recognized equals the amount by which the carrying value of the assets exceeds its estimated fair value. The Company did not identify any indicators of impairment of its long-lived assets during the years ended January 31, 2010, 2011 and 2012, and the three months ended April 30, 2012.

Research and Development Expenses

Research and development expense includes costs incurred to develop intellectual property and are charged to expense as incurred. The costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. The Company has determined that technological feasibility is established at the time a working model of software is completed. Because the Company believes that, under its current process for developing software, completion of the software is essentially concurrent with the establishment of technological feasibility, no costs have been capitalized to date.

Advertising Costs

Advertising costs are expensed as incurred. To date, the Company has not incurred significant advertising costs.

Income Taxes

Income taxes are accounted for in accordance with ASC 740, Income Taxes. ASC 740 requires that deferred tax assets and liabilities are recorded based on temporary differences between the financial statement amounts and the tax basis of assets and liabilities, measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company routinely assesses the likelihood that it will be able to realize its deferred tax assets.

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) on February 1, 2009. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with ASC 740, “Income Taxes.” The interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. The Company’s adoption of FIN 48 resulted in no effect on its financial position or results of operations as the Company had a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets

At January 31, 2012, the Company determined that it was more likely than not that it would be able to realize certain of its deferred tax assets primarily as a result of expected future taxable income. Accordingly, the Company reversed $12,807,468 of its valuation allowance.

Comprehensive Income (Loss) and Accumulated Comprehensive Income

ASC 220, Comprehensive Income requires the reporting and display of comprehensive income and its components. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions, and other events and circumstances from non-owner sources. Accumulated other comprehensive income consists entirely of foreign currency translation adjustments at January 31, 2011 and 2012, and April 30, 2012.

Fair Value of Common Stock

The Company’s estimates of the fair value of the shares of its common stock have historically been performed by the Company’s board of directors based upon information available to them at the time of grant. Prior to January 31, 2011, the Company’s board of directors did not conduct any formal valuation procedure or commission any third party valuation or appraisal in connection with its determinations of the fair value of its common stock. The Company’s board of directors considered the most persuasive evidence of fair value to be the prices at which the Company’s securities were sold in actual arms’ length transactions. The Company’s board of directors also considered numerous other objective and subjective factors in the assessment of fair value, including reviews of the Company’s business and financial condition, the conditions of the industry in which the Company operates and the markets that the Company serves and general economic, market and United States and global capital market conditions, an analysis of publicly traded peer companies, the lack of marketability of the Company’s common stock, the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of the Company, the preferences and privileges of the Company’s preferred stock over the rights of the Company’s common stock, the status of strategic initiatives being undertaken by the Company’s management and board of directors and, after January 31, 2011, independent third party valuations of the Company’s common stock. All options have been granted at exercise prices not less than the fair value of the underlying shares on the date of grant.

In considering the fair value of the Company’s common stock, the Company’s board of directors and management have considered the impact of the accumulated liquidation preferences of the Company’s preferred stock. The Company’s board recognized that any sale or other exit scenario other than an initial public offering at a valuation less than the accumulated liquidation preference would result in the receipt by common stockholders of no consideration. However, when estimating the fair value of the Company’s common stock for purposes of equity-based compensation, the Company’s board also took into account the alternative that all outstanding shares of preferred stock would convert to common stock prior to the exit transaction, such that the accumulated liquidation preferences would not factor into the fair value of the common stock.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Under the fair value recognition provisions of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service or vesting period. Determining the fair value of equity awards at the grant date requires judgment. The Company estimates the grant date fair value of stock options using the Black-Scholes option valuation model. This option valuation model requires the input of subjective assumptions including: (1) expected life (estimated period of time outstanding) of the options granted, (2) volatility, (3) risk-free rate, (4) dividends and (5) the fair value of the Company’s common stock. Because share-based compensation expense is based on awards ultimately expected to vest, it is reduced for estimated forfeitures.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures rates differ from those estimates. Forfeitures are estimated based on historical experience.

The Company uses the modified prospective transition method for calculating the tax effects of stock-based compensation. Additionally, the Company uses the “long-form method,” as provided in the guidance for stock-based compensation to determine the pool of windfall tax benefits upon adoption of the guidance. The Company’s accounting policy is to use the tax law ordering approach related to intra-period tax allocation for utilization of tax attributes. In addition, the Company has elected that only the direct effects of equity awards are considered in the calculation of windfalls or shortfalls.

Net Income (Loss) per Share

Net income (loss) per share has been computed using the weighted average number of shares of common stock outstanding during each period. Diluted amounts per share include the impact of the Company’s outstanding potential common shares, such as shares issuable upon exercise of in-the-money stock options or warrants or upon conversion of convertible preferred stock, when dilutive. Potential common shares that are anti-dilutive are excluded from the calculation of diluted net income (loss) per common share. The impact of the accretion of unpaid and undeclared dividends has not been reflected in the weighted average shares used to compute diluted net loss per share as the convertible preferred stock is not entitled to receive undeclared dividends upon such conversion

The following table sets forth the components of the computation of basic and diluted net income (loss) per common share for the periods indicated:

	Year Ended January 31,			Three Months Ended April 30,
	2010 Restated (1)	2011 Restated (1)	2012	2011 Restated (1)	2012
Numerator:
Net (loss) income	$(1,012,729)	$395,302	14,456,283	$237,436	$10,618

Denominator:
Weighted average common shares outstanding, basic	490,999	491,623	493,763	492,301	497,124
Options to purchase common stock	—	12,987	78,189	34,631	130,270
Options to purchase preferred stock	—	1,149,253	1,209,440	1,157,847	1,221,357
Warrants to purchase preferred stock	—	70	40,346	6,462	84,737
Convertible preferred stock	—	8,500,203	8,503,073	8,497,176	8,521,917

Weighted average common shares outstanding, fully diluted	490,999	10,154,136	10,324,811	10,188,417	10,455,405

Net (loss) income per share-basic	$(2.06)	$0.80	$29.28	$0.48	$0.02

Net (loss) income per share-fully diluted	$(2.06)	$0.04	$1.40	$0.02	$0.00

(1) See Note 2 to these consolidated financial statements.

The following outstanding options, warrants and preferred stock that were excluded from the computation of diluted net income (loss) per share for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended January 31,			Three Months Ended April 30,
	2010	2011	2012	2011	2012
Options to purchase common and preferred stock	1,142,021	241,168	574,789	258,816	675,752
Convertible preferred stock	8,380,722	—	—	—	—

The table above reflects options for preferred stock on an as converted to common stock basis.

Segment Information

ASC 280, Segment Reporting establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in annual and interim reports issued to stockholders. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief decision maker, as defined under ASC 280, is a combination of the chief executive officer and the chief operating officer. The Company views its operations and manages its business as one operating segment.

Revenues by geographic location in total and as a percentage of total revenues are as follows:

	Year Ended January 31,
	2010		2011		2012
	Revenue	Percentage of Revenue	Revenue	Percentage of Revenue	Revenue	Percentage of Revenue
Geographic location:
United States	$6,800,732	19.1%	$5,967,559	15.7%	$10,409,000	22.7%
Japan	7,885,381	22.1%	8,468,590	22.3%	9,937,081	21.6%
France	8,901,125	25.0%	6,782,537	17.9%	8,836,314	19.3%
Germany	4,234,933	11.9%	5,737,477	15.2%	5,958,359	13.0%
Korea	3,011,697	8.5%	3,686,356	9.7%	3,865,170	8.4%
United Kingdom	2,280,476	6.4%	2,591,763	6.9%	2,671,246	5.8%
Sweden	1,623,485	4.6%	2,841,851	7.5%	2,169,649	4.7%
Other	880,570	2.4%	1,831,094	4.8%	2,053,379	4.5%

	$35,618,399	100.0%	$37,907,227	100.0%	$45,900,198	100.0%

	Three Months Ended April 30,
	2011		2012
	Revenue	Percentage of Revenue	Revenue	Percentage of Revenue
Geographic location:
United States	$2,286,544	22.4%	$2,435,009	21.6%
Japan	2,140,704	20.9%	2,389,945	21.2%
France	2,128,026	20.8%	1,800,075	16.0%
Germany	1,231,596	12.1%	1,873,933	16.6%
Korea	914,450	8.9%	969,890	8.6%
UK	672,516	6.6%	921,743	8.2%
Sweden	469,354	4.6%	547,818	4.9%
Other	376,983	3.7%	328,073	2.9%

	$10,220,173	100.0%	$11,266,486	100.0%

Net long-lived assets, consisting of net property and equipment, are subject to geographic risks because they are generally difficult to move and to effectively utilize in another geographic area in a reasonable time period and because they are relatively illiquid.

Net long-lived assets by principal geographic areas were as follows:

	As of January 31,			As of April 30, 2012
	2010	2011	2012
United States	$2,940,284	$1,743,243	$2,939,955	$2,675,976
Japan	117,181	133,638	122,837	111,670
France	73,625	63,805	61,550	67,534
Germany	46,684	43,780	79,110	74,824
Other	23,126	17,520	20,378	21,958

	$3,200,900	$2,001,986	$3,223,830	$2,951,962

Fair Value of Financial Instruments

Financial instruments primarily consist of cash and cash equivalents, accounts receivable, capital lease obligations, debt and an equity participation right. As of January 31, 2012 and 2011, the carrying amounts of these instruments approximate their fair values. The estimated fair values have been determined from information obtained from market sources and management estimates.

In determining the fair value of its financial assets and liabilities, the Company uses various valuation approaches. ASC 820, Fair Value Measurements and Disclosures, establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1	–	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2	–	Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and models for which all significant inputs are observable, either directly or indirectly.
Level 3	–	Valuations based on inputs that are unobservable and significant to the overall fair value measurement and that are based on management’s best estimate of inputs market participants would use for pricing the asset or liability at the measurement date, including assumptions about risk.

The following table summarizes the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value as of January 31, 2011:

	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:
Other assets—certificate of deposit (See Note 13)	$525,000	$525,000	$—	$—
Liabilities:
Other liabilities—equity participation right (See Note 7)	$552,000	$—	$—	$552,000
Preferred stock warrants (See Note 9)	$412,634	$—	$—	$412,634

The following table summarizes the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value as of January 31, 2012:

	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:
Other assets—certificate of deposit (See Note 13)	$525,000	$525,000	$—	$—
Liabilities:
Other liabilities—equity participation right (See Note 7)	$276,000	$—	$—	$276,000
Preferred stock warrants (See Note 9)	$1,552,121	$—	$—	$1,552,121

The following table summarizes the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value as of April 30, 2012:

	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:
Other assets—certificate of deposit (See Note 13)	$525,000	$525,000	$—	$—
Liabilities:
Other liabilities—equity participation right (See Note 7)	$276,000	$—	$—	$—
Preferred stock warrants (See Note 9)	$1,488,809	$—	$—	$1,488,809

The following table reflects the activity for the Company’s major classes of assets measured at fair value using Level 3 inputs for the years ended January 31, 2012 and 2011 and the three months ended April 30, 2012:

	Equity Participation Right	Preferred Stock Warrants
Balance at January 31, 2010	$—	$—
Valuation of equity participation right	552,000	—
Issuance of warrant	—	412,634

Balance at January 31, 2011	552,000	412,634
Additional warrant issuance	—	636,216
Mark to market adjustment	(276,000)	503,271

Balance at January 31, 2012	276,000	1,552,121

Mark to market adjustment	—	(63,312)

Balance at April 30, 2012	$276,000	$1,488,809

The availability of observable inputs can vary among the various types of financial assets and liabilities. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level input that is significant to the overall fair value measurement.

At each reporting period, the equity participation right (see Note 7) was valued according to the Level 3 valuation hierarchy as there were no observable inputs to utilize. As such, the valuation reflects management’s best estimate of inputs that market participants would use for pricing the liability at each measurement date, including assumptions about risk. The fair value of the equity participation right was calculated by applying the estimated probability of the right becoming exercisable to the instrument’s maximum intrinsic value of $1,765,000, then discounting such value at a credit-adjusted interest rate of 5% to arrive at its present value.

Related Party Transactions:

In July 2009, the Company entered into a Bridge Loan and Security Agreement with a related party, bearing interest at the prime rate, as defined, plus 5% (8.25% at January 31, 2010). On January 28, 2011, the Company entered into an $8.5 million Loan and Security Agreement, of which $1.0 million was with a related party.

See Note 8 for further detailed discussion regarding the debt owed to related parties.

Recent Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The Company adopted ASU 2011-05 in its first quarter of fiscal year 2013 and applied it retroactively. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which provides a consistent definition of fair value measurement and closely aligns disclosure requirements between U.S. GAAP and International Financial Reporting Standards. This update is effective prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted this standard in its first quarter of fiscal year 2013, and there was no material impact on the Company’s consolidated financial statements.

4. Property and Equipment

Property and equipment consists of the following:

	January 31,		April 30, 2012
	2011	2012
Computer equipment and software	$9,157,276	$11,672,922	$11,748,994
Office equipment and furniture	204,900	229,607	230,306
Leasehold improvements	2,493,565	2,502,416	2,512,879

Total property and equipment	11,855,741	14,404,945	14,492,179
Less accumulated depreciation	(9,853,755)	(11,181,115)	(11,540,217)

Property and equipment, net	$2,001,986	$3,223,830	$2,951,962

Depreciation expense was $2,702,401, $1,562,175 and $1,340,179 for the years ended January 31, 2010, 2011 and 2012, respectively. Depreciation expense for the three months ended April 30, 2011 and 2012 was $323,346 and $362,163, respectively. Included in computer equipment and software and office equipment and furniture is equipment held pursuant to capital leases with costs of $8,185,959, $10,628,504 and $10,685,143 and accumulated amortization of $7,886,809, $8,622,642 and $8,836,195 at January 31, 2011 and 2012 and April 30, 2012, respectively.

5. Accrued Expenses

Accrued expenses consist of the following:

	January 31,		April 30, 2012
	2011	2012
Accrued commissions and bonuses	$3,684,840	$3,561,375	$1,296,215
Accrued payroll	1,311,902	1,268,054	1,975,489
Legal and professional	425,550	859,448	568,401
Sales and withholding taxes	2,003,531	1,640,604	1,387,096
Deferred rent, current portion	237,720	400,191	402,240
Accrued income taxes payable	126,195	509,802	(222,591)
Other accrued expenses	1,053,899	1,288,736	1,462,865

Total accrued expenses	$8,843,637	$9,528,210	$6,869,715

6. Deferred Rent

In connection with its corporate headquarters lease entered into in July 2008, the Company received a tenant improvement allowance of $1,958,448 from the landlord. This lease incentive was recorded as leasehold improvements and deferred rent and is being amortized as part of rent expense on a straight-line basis over the life of the lease. In addition, the Company’s facility leases typically contain other than straight-line payment features. The difference between the straight-line rent expense of the lease and the cash payments is recorded as deferred rent. Deferred rent at January 31, 2011 and 2012 and April 30, 2012 is as follows:

	January 31,		April 30, 2012
	2011	2012
Leasehold improvement lease incentive	$1,364,312	$1,100,252	$1,034,236
Non-cash rent expense	1,096,570	1,052,957	1,012,218

Total deferred rent	2,460,882	2,153,209	2,046,454
Less current portion included in accrued expenses	237,720	400,191	402,240

Deferred rent, net of current portion	$2,223,162	$1,753,018	$1,644,214

7. Equity Participation Right

In connection with its entry into a Bridge Loan and Security Agreement with a related party in July 2009 (Note 8), the Company granted the related party the right to invest up to $10 million at a 15% discount in the next equity investment round of the Company (if any), by either converting the existing debt or participating with a cash investment (the Equity Participation Right). The Equity Participation Right is deemed to be a derivative instrument and is recorded as a liability with a carrying amount equal to its fair value.

At each reporting period, the Equity Participation Right was valued according to the Level 3 valuation hierarchy as there are no observable inputs to utilize (Note 3). As such, the valuation reflects management’s best estimate of inputs that market participants would use for pricing the liability at each measurement date, including assumptions about risk. The fair value of the Equity Participation Right was calculated by applying the estimated probability of the right becoming exercisable to the instrument’s maximum intrinsic value of $1,765,000, then discounting such value at a credit-adjusted interest rate of 5% to arrive at its present value.

At the inception of the Equity Participation Right, the probability of exercise was deemed to be remote and no value was ascribed to the right. Based on the Company’s potential financing activities at the time, management’s assessment was that there was no expectation that the right would become exercisable prior to original expiration date of the right. In April 2010, the terms of the Equity Participation Right were amended such that the term of the right was extended until such time as an appropriate financing occurs or the occurrence of an initial public offering of the Company’s common stock, at which time the right expires. Due to this change in the expiration date of the Equity Participation Right as a result of the April 2010 modification, management determined that there was an approximately 33% chance that such Equity Participation Right would become exercisable and based upon that probability ascribed a fair value of $552,000 to the instrument. The amount was recognized as a deferred financing cost and other long-term liability.

As of January 31, 2012, management assessed the probability of the instrument becoming exercisable prior to an initial public offering and based on the status of the Company’s pending registration statement on Form S-1, determined that the probability of exercise had declined to approximately 16.5%, resulting in a $276,000 reduction in the fair value of the Equity Participation Right. Upon completion of the Company’s proposed offering, the Equity Participation Right will expire and the fair value will decline to zero.

As of April 30, 2012, management assessed the probability of the instruments becoming exercisable prior to an initial public offering and based on the status of the Company’s pending registration statement on Form S-1, determined that the probability of exercise had remained the same since January 31, 2012, resulting in no change in the fair value of the Equity Participation Right.

Changes in the fair value of the Equity Participation Right using significant unobservable inputs (Level 3) during the year ended January 31, 2012 and three months ended April 30, 2012 were as follows:

Fair Value
Balance as of January 31, 2011	$552,000
Reduction in value of Equity Participation Right	(276,000)

Balance as of January 31, 2012	276,000

Reduction in value of Equity Participation Right (unaudited)	—

Balance as of April 30, 2012 (unaudited)	$276,000

8. Debt

Long-term Debt

On January 28, 2011, the Company entered into a Loan and Security Agreement with Gold Hill Capital 2008, L.P. and Massachusetts Capital Resource Company (the “2011 Loan and Security Agreement”) that provided for term loans of up to $8.5 million, of which $1.0 million was with a related party. The Company borrowed $5.0 million on January 28, 2011 and an additional $3.5 million on March 30, 2012, for a total borrowed of $8.5 million as of April 30, 2012. The loan agreement is for 54 months from the borrowing dates and bears interest at 10.5% per annum. An additional 2.5% ($125,000 on the January 28, 2011 draw and $87,500 on the March 30, 2012 draw is due at maturity and recorded as an other liability and a debt discount. Interest only payments are payable during the first twelve months with principal and interest payments required for forty-two months thereafter. Early prepayment of the debt results in additional interest penalties of 4% on the principal if prepaid prior to the second anniversary of funding and 3% on the principal if prepaid after the second anniversary but before the third anniversary of funding. The loan agreement provided for the issuance of a freestanding warrant to purchase an aggregate 700,000 shares of Series G Convertible Preferred Stock at an exercise price of $0.94 cents per share (equivalent to 107,692 shares of common stock at $6.11 per share). The warrants were valued at $412,634 and recorded as a debt security (Note 9). In addition, the Company incurred $105,798 of legal and origination costs in fiscal year 2011, which have been recorded as a debt discount. The term loan agreement includes customary representations, warranties and reporting requirements, but no financial covenants.

On October 6, 2011, the Company entered into an amendment to the existing Loan and Security Agreement. Under the terms of the amendment, the deadline for the Company to draw capital advances under the loan and security agreement was extended from September 30, 2011 until November 30, 2011. In addition, subject to the Company’s continuing compliance with the terms of the loan and security agreement, the Company obtained the right to extend the deadline to request capital advances under the loan and security agreements up to twice before January 31, 2012. In connection with the amendment the warrants issued in connection with the entry into the loan agreement became exercisable for an additional 150,000 shares of Series G Convertible Preferred Stock (equivalent to 23,076 shares of common stock). The increase to the number of shares underlying the warrants was valued at $195,810 and recorded as a debt discount (Note 9). On November 30, 2011, the Company extended the deadline to request capital advances to January 31, 2012. In connection with this extension, the warrants issued in connection with the entry into the loan agreement became exercisable for an additional 150,000 shares of Series G Convertible Preferred Stock (equivalent to 23,076 shares of common stock). The increase to the number of shares underlying the warrants was valued at $195,135 and recorded as a debt discount (Note 9). On January 30, 2012, the Company further extended the deadline to request capital advances under the loan and security agreement through March 31, 2012. On January 30, 2012, the Company extended the deadline to request capital advances to January 31, 2012. In connection with this extension, the warrants issued in connection with the entry into the loan agreement became exercisable for an additional 190,000 shares of Series G Convertible Preferred Stock (equivalent to 29,233 shares of common stock). The increase to the number of shares underlying the warrants was valued at $245,271 and recorded as a debt discount (Note 9).

The Company is amortizing the debt discount over the term of the debt using the effective interest method. Under this method, interest expense is recognized each period until debt instruments reach maturity. If the maturity of the debt is accelerated because of prepayment, then the amortization will be accelerated. The Company recorded $0 and $294,742 as non-cash interest expense in fiscal year 2011 and fiscal year 2012, respectively. For the three months ended April 30, 2011 and 2012, the Company recorded $54,398 and $124,139 in non-cash interest expense, respectively

As of January 31, 2012, the aggregate principal maturities for the next five years are as follows:

Year ended January 31,
2013	$1,135,461
2014	1,371,874
2015	1,525,263
2016	967,402
2017	—

Total debt repayments	$5,000,000

As of April 30, 2012, the aggregate principal maturities for the next five years are as follows:

Year ended January 31,
Remainder of 2013	$1,135,462
2014	2,015,633
2015	2,469,067
2016	2,016,732
2017	863,106

Total debt repayments	$8,500,000

Lines of Credit

In July 2009, the Company entered into a Bridge Loan and Security Agreement with a related party bearing interest at the prime rate plus 5% (8.25% at January 31, 2010). The bridge loan was originally scheduled to expire in September 2009, but was subsequently amended in September 2009 and in April 2010, extending the expiration date to May 2010. The Company could borrow up to $10.0 million on a revolving basis based on 80% of the value of the specific eligible accounts receivable. The bridge loan was collateralized by specific accounts receivable and a first priority security interest in all assets of the Company. Additionally, the related party had the right to invest up to $10 million at a 15% discount in the next equity investment round of the Company (if any), by either converting the existing debt or participating with a cash investment (Note 7). The bridge loan agreement contained certain restrictive financial covenants requiring the maintenance of an adjusted quick ratio. At January 31, 2010, the Company was in compliance with such covenants and the amount outstanding under the bridge loan was $9,000,000. On May 7, 2010 the outstanding obligation was paid in full. In fiscal year 2010, the Company incurred $146,069 of financing fees related to this line of credit. The Company recorded these fees as deferred financing costs in prepaid and other current assets and is amortizing them to interest expense over the term of the line using the effective interest method, as a result of which the Company recorded $86,590 and $59,479 in non-cash interest expense in fiscal years 2010 and 2011, respectively.

In May 2010, the Company secured a new $10.0 million line of credit agreement with a bank bearing interest at the bank’s prime rate plus 1.50% on existing accounts receivable and 2.5% on certain forecasted renewal invoices, expiring one year from closing. The line of credit agreement requires collateral of specific accounts receivable and a first priority security interest in all assets of the Company. The Company can borrow against 80% of the value of the specific accounts receivable, but borrowings on certain foreign receivables are restricted to $1.0 million. The Company is required to pay a collateral handing fee of 0.25% per month on outstanding balances from existing accounts receivable, and 0.375% per month on certain forecasted renewal invoices. The agreement contains certain restrictive financial covenants requiring the maintenance of an adjusted quick ratio. At January 31, 2012, the Company was not in compliance with such covenants. On May 23, 2011 the line of credit was extended for a period of two years. The terms of the extension are substantially consistent with the previous terms. At

January 31, 2012, the amount outstanding under the agreement was $7,000,000. As of April 30, 2012, this amount was paid in full. The Company incurred $119,250 in fiscal year 2011 and $211,486 in fiscal year 2012 of financing fees related to this line of credit, of which $100,000 is accrued and due in fiscal year 2013. The Company has recorded these fees as deferred financing costs in prepaid and other current assets and is amortizing them to interest expense over the term of the line using the effective interest method, as a result of which, the Company recorded $88,495 and $108,906 as non-cash interest expense in fiscal year 2011 and fiscal year 2012, respectively. For the three months ended April 30, 2011 and 2012, the Company recorded $24,383 and $27,651 as non-cash interest expense, respectively.

Interest expense was $681,854, $1,414,789 and $1,288,581 for the years ended January 31, 2010, 2011 and 2012, respectively and $270,923 and $414,152 for the three months ended April 30, 2011 and 2012, respectively. Included in interest expense was interest paid to related parties of $282,793, $150,676 and 138,385 for the years ended January 31, 2010, 2011 and 2012, respectively and $34,353 and $31,495 for the three months ended April 30, 2011 and 2012, respectively.

9. Warrants for Preferred Stock

On January 28, 2011, the Company entered into the 2011 Loan and Security Agreement. In connection with entry into the 2011 Loan and Security Agreement, the Company issued to Gold Hill Capital L.P. and Massachusetts Capital Resource Company warrants to purchase shares of the Company’s Series G Convertible Preferred Stock, at an exercise price of $0.94 per share. The warrants expire on January 27, 2021. The warrants are exercisable at any time for a number of shares of the Company’s Series G Convertible Preferred Stock equal to the product of 0.1316 multiplied by the amount of aggregate amount of capital advances drawn under the facility, divided by the warrant exercise price. Giving effect to the reverse stock split effected on June 8, 2012, and the conversion to common stock of all outstanding shares of preferred stock upon the closing of the Company’s initial public offering, each such warrant will be exercisable for two-thirteenths of a share of common stock, at $6.11 per share.

On January 28, 2011, in connection with the Company’s initial draw of a capital advance under the 2011 Loan and Security Agreement, the warrants became exercisable for an aggregate 700,000 shares of the Company’s Series G Convertible Preferred Stock. The Company calculated the fair value of each warrant using the Black-Scholes option pricing model with the following assumptions: volatility of 55.73%, term of ten years, risk-free interest rate of 3.36% and a dividend yield of 0%. The Company recorded the fair value of the warrants of $412,634 as a debt discount and a preferred stock warrant liability.

On October 6, 2011, in connection with an amendment to the Loan and Security Agreement, the number of shares of Series G Convertible Preferred Stock for which the warrants are exercisable was increased by 150,000 shares to 850,000 shares. In addition, the parties agreed that for any capital advance made under the Loan and Security Agreement between October 6, 2011 and November 30, 2011, the warrants would become exercisable for a number of additional shares of Series G Convertible Preferred Stock equal to the product of 0.0913 multiplied by the amount of such capital advance, divided by the warrant exercise price. Additionally, for any capital advance made between December 1, 2012 and January 31, 2012, the warrants would become exercisable for an additional number of shares of Series G Convertible Preferred Stock equal to the product of 0.0510 multiplied by the amount of the capital advance, divided by the warrant exercise price.

In connection with the entry into an amendment to the Loan and Security Agreement, the Company entered into an amendment to the terms of the stock purchase warrant previously issued to Gold Hill Capital 2008, L.P., such that the warrant became exercisable for an additional 150,000 shares of Series G Convertible Preferred Stock. In connection with the amendment to the Loan and Security Agreement, the Company became entitled to extend the deadline for drawing capital advances. On November 30, 2012, the Company extended the deadline to January 31, 2012, as a result of which, the warrant issued to Gold Hill Capital L.P. became exercisable for an additional 150,000 shares. On January 31, 2012, the Company extended the deadline to March 31, 2012, as a result of which the warrant issued to Gold Hill Capital L.P. became exercisable for an additional 190,000 shares.

The additional 150,000 shares of Series G Convertible Preferred Stock for which the warrant issued to Gold Hill Capital L.P. became exercisable on October 6, 2011 have an exercise price of $0.94 and a term of 9.3 years. The Company calculated the fair value of the additional warrants using the Black-Scholes option pricing model with the following assumptions: volatility of 54.92%, term of 9.3 years, risk-free interest rate of 2.01% and a dividend yield of 0%. The Company recorded the fair value of the increase to the number of shared underlying the warrants of $195,810 as a debt discount and preferred stock warrant liability.

The additional 150,000 shares of Series G Convertible Preferred Stock for which the warrant issued to Gold Hill Capital L.P. became exercisable on November 30, 2011 have an exercise price of $0.94 and a term of 9.2 years. The Company calculated the fair value of the additional warrants using the Black-Scholes option pricing model with the following assumptions: volatility of 54.95%, term of 9.2 years, risk-free interest rate of 2.01% and a dividend yield of 0%. The Company recorded the fair value of the increase to the number of shared underlying the warrants of $195,135 as a debt discount and preferred stock warrant liability.

The additional 190,000 shares of Series G Convertible Preferred Stock for which the warrant issued to Gold Hill Capital L.P. became exercisable on January 31, 2012 have an exercise price of $0.94 and a term of 9.0 years. The Company calculated the fair value of the additional warrants using the Black-Scholes option pricing model with the following assumptions: volatility of 54.99%, term of 9.0 years, risk-free interest rate of 1.83% and a dividend yield of 0%. The Company recorded the fair value of the increase to the number of shared underlying the warrants of $245,271 as a debt discount and preferred stock warrant liability.

The following table provides information regarding warrants outstanding at January 31, 2012 and April 30, 2012. For purposes of this table, the Company treats each increase to the number of shares of Series G Convertible Preferred Stock underlying the warrants as the issuance of a new warrant (excludes the impact of the reverse stock split and expected conversion of the Company’s preferred stock to common stock):

Issue Date	Term (years)	Preferred Stock	Exercise Price	Number of Shares underlying Warrant	Fair Value at January 31, 2012	Fair Value at April 30, 2012
January 28, 2011	10	Series G Convertible	$0.94	700,000	$913,013	$875,770
October 6, 2011	9.3	Series G Convertible	$0.94	150,000	195,645	187,665
November 30, 2011	9.2	Series G Convertible	$0.94	150,000	195,645	187,665
January 31, 2012	9	Series G Convertible	$0.94	190,000	247,818	237,709

				1,190,000	$1,552,121	$1,488,809

The Series G Preferred Stock has a fixed liquidation preference and therefore, the Company accounts for these warrants as liabilities that must be recorded at fair value. These warrants are subject to revaluation at each balance sheet date, and any change in fair value will be recorded as a component of other income (expense), net, until the earlier of their exercise or expiration or the completion of a liquidation event, including the completion of an initial public offering, at which time the preferred stock warrant liability will be reclassified to stockholders’ equity (deficit). Upon the automatic conversion of the Series G preferred stock into common upon the closing of a qualifying initial public offering, the preferred stock warrants will become warrants for such number of shares of common stock into which the underlying preferred stock was converted.

At January 31, 2012 the Company calculated the fair value of each warrant using the Black-Scholes option pricing model with the following assumptions: volatility of 54.97%, term of 9.0 years, risk-free interest rate of 1.83% and a dividend yield of 0%. The Company recorded the change in fair value of the warrants of $503,271 to other expense in the year ended January 31, 2012. For the three months ended April 30, 2012, the Company recorded a change in the fair value of the warrants as other expense of $63,312.

10. Convertible Preferred Stock

As of January 31, 2011 and 2012 and April 30, 2012, the Company was authorized to issue up to 77,835,000 of $0.001 par value convertible preferred stock. Convertible preferred stock as of January 31, 2011 and 2012 and April 30, 2012 consisted of the following:

	January 31,		April 30, 2012
	2011	2012
Series A convertible preferred stock: $0.001 par value; 2,500,000 shares authorized; 2,421,661 shares issued and outstanding	$3,329,695	$3,329,695	3,329,695
Series B convertible preferred stock: $0.001 par value; 4,100,000 shares authorized; 4,063,694 shares issued and outstanding	6,380,000	6,380,000	6,380,000
Series C convertible preferred stock: $0.001 par value; 4,000,000 shares authorized; 2,911,040 shares issued and outstanding	5,353,723	5,353,723	5,353,723
Series D convertible preferred stock: $0.001 par value; 475,000 shares authorized; no shares issued and outstanding	—	—	—
Series E convertible preferred stock: $0.001 par value; 1,000,000 shares authorized; 750,000 shares issued and outstanding	1,716,606	1,716,606	1,716,606
Series F convertible preferred stock: $0.001 par value; 1,660,000 shares authorized; 652,174 shares issued and outstanding	1,500,000	1,500,000	1,500,000
Series G convertible preferred stock: $0.001 par value; 25,000,000 shares authorized; 7,983,316, 8,134,482 and 8,192,482 shares issued and outstanding at January 31, 2011 and 2012 and April 30, 2012, respectively	399,312	414,469	421,429
Series H convertible preferred stock: $0.001 par value; 35,000,000 shares authorized; 32,394,765 shares issued and outstanding	8,098,693	8,098,692	8,098,692
Series I convertible preferred stock: $0.001 par value; 4,100,000 shares authorized; 4,055,423 shares issued and outstanding	5,884,477	5,884,478	5,884,478

	$32,662,506	$32,677,663	$32,684,623

The rights and preferences of the convertible preferred stock are as follows:

Conversion—The holder of any share of preferred stock shall have the right, at its option at any time, to convert such share of preferred stock into fully paid and non-assessable shares of common stock. Giving effect to the 1-for-6.5 reverse stock split, each share of preferred stock is convertible into two-thirteenths of a share of common stock.

Conversion is at the option of the holder and is automatic upon the occurrence of the closing of a qualified public offering of the Company’s common stock in which the price paid by the public will be at least $25,000,000 or upon a vote or written consent of the holders of at least seventy percent of the outstanding preferred stock voting as a single class.

Liquidation Rights—In the event of liquidation, the holders of preferred stock are to be paid a per share amount plus all accrued and unpaid dividends whether or not declared by the Company. As of January 31, 2012, the total liquidation preference of the preferred stock was as follows:

Series	Per Share Amount	Cumulative Undeclared Dividends	Total Liquidation Preference, Including Accrued Undeclared Dividends
Series A	$1.57	$7,070,017	$10,872,025
Series B	1.57	11,008,558	17,388,558
Series C	1.57	6,227,145	10,797,478
Series E	2.00	1,909,603	3,409,603
Series F	2.30	1,342,603	2,842,603
Series G	2.30	11,741,519	30,450,828
Series H	2.30	23,250,566	97,758,525
Series I	1.48	2,254,460	8,256,486

		$64,804,471	$181,776,106

As of January 31, 2012, the Company has 8,684,875 vested outstanding preferred options to purchase Series G shares and 1,190,000 outstanding warrants to purchase Series G shares. In the event that these options and warrants are exercised, the liquidation preference for Series G would increase from $30,450,828 to $53,289,225. If all vested outstanding Series G options were exercised prior to a liquidation event, the total liquidation preference of all series of the Company’s preferred stock would increase from $181,776,106 to $204,488,319.

If the assets of the Company are insufficient to pay the preferred stockholders, the assets will be distributed pro rata to the holders of preferred stock in accordance with the respective amounts which would have been distributed to such holders if the assets had been sufficient to pay the preferred stockholders. The Series H and Series I preferred stock have an alternative senior liquidation preference which entitles holders to be paid the greater of the pro rata liquidation preference with other classes of preferred stock or debt value plus accrued interest prior to payment to the other classes of preferred stock. After the payments are made to all of the preferred stockholders in liquidation, any remaining funds shall be distributed to the holders of shares of common stock in proportion to the number of shares of common stock owned by such holders.

Voting—Each holder of the preferred stock is entitled to vote on all matters and is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder can be converted. Except as otherwise required by law, the holders of preferred stock shall be entitled to vote on all matters submitted to a vote of the holders of the common stock together with such holders of common stock.

Dividends—The holders of the Series A, Series B and Series C preferred stock are entitled to receive dividends per annum at the rate of $0.157 per share. The holders of the Series D, Series E, Series F, Series G, Series H, and Series I preferred stock are entitled to receive dividends per annum at the rate of $0.314, $0.20, $0.23, $0.23, $0.23 and $0.148 per share, respectively. Preferred stock dividends are cumulative and the stockholders are entitled to receive the dividends only if declared by the Board of Directors. No dividends have been declared on any series of preferred stock since their respective issuance dates.

Redemption Rights—The preferred stock does not contain redemption rights.

Participation, Registration and Co-sale Rights—All holders of preferred stock have the first right of refusal to participate in future financings of the Company based upon their proportionate percentage owned. These rights do not apply to the Company’s initial public offering.

Holders of preferred stock are entitled to six demand registrations—two outright demand registrations and four demand registrations after 180 days from the effective date of a registration of Company securities under the 1933 Act. In addition, if the Company proposes to register an offering of its securities under the 1933 Act, preferred stockholders have a right to participate in such offering and the Company is required to give preferred stockholders a 30 day notice of their right to participate. If preferred stockholders give notice to participate, the Company is required to use best efforts to have these shares included in the offering. However, the underwriters of the offering are entitled to limit or completely restrict participation of these shares in the offering. In August 2011, the holders of the requisite number of shares of preferred stock, on behalf of themselves and all other holders of shares of preferred stock, waived their registration rights with respect to the Company’s initial public offering.

Preferred stockholders are entitled to pro rata co-sale rights. These rights do not apply to the Company’s initial public offering.

11. Stockholders’ Deficit

Common Stock

The Company has reserved common stock for issuance upon the exercise of stock options and warrants and conversion of convertible preferred stock issued by the Company.

As of January 31, 2012, reserved common stock (giving effect to the 1-for-6.5 reverse stock split) is as follows:

Stock options	2,850,580
Warrants	183,076
Convertible preferred stock	8,520,444

Total	11,554,100

Stock Plans

The Company has in effect equity compensation plans under which incentive stock options and nonqualified stock options have been granted to employees, directors and consultants to purchase shares of the Company’s common and Series G preferred stock at a price not less than the fair market value of the stock at the date of grant.

The Company has adopted and has options outstanding under its common and preferred stock plans as follows:

Plan	Authorized and Reserved	Outstanding January 31, 2012
1999 Series G Convertible Preferred Nonqualified Stock Option Plan	384,615	27,564
2005 Series G Convertible Preferred Stock Incentive Plan	1,846,153	1,308,570
2007 Stock Incentive Plan	1,076,923	922,282

	3,307,691	2,258,416

As of January 31, 2012, the Company had options available to issue under the plans as follows:

Plan	Available to Issue
1999 Series G Convertible Preferred Nonqualified Stock Option Plan	40,309
2005 Series G Convertible Preferred Stock Incentive Plan	404,141
2007 Stock Incentive Plan	147,539

591,989

The tables above reflect options for preferred stock on an as converted to common stock basis.

The Company’s equity compensation plans generally provide the Board the authority to grant incentive stock options, nonqualified stock options, restricted stock awards, unrestricted stock awards, performance share awards, restricted stock units, and stock appreciation rights (collectively, options) and to select the employees and consultants to whom options are granted and determine the terms of each option, including (i) the number of shares of common or preferred stock subject to the option, (ii) when the option becomes exercisable, (iii) the option exercise price, which, in the case of incentive stock options, must be at least 100% (110% in the case of incentive stock options granted to a stockholder owning in excess of 10% of the Company’s common stock) of the fair market value of the stock as of the date of grant and (iv) the duration of the option (which, in the case of incentive stock options, may not be less than five years or exceed 10 years). Options generally expire 10 years from the date of issuance.

Grant-Date Fair Value

The fair value of the shares of common stock that underlie the stock options the Company has granted under the various plans outstanding has historically been determined by the Company’s board of directors based upon information available to it at the time of grant. Prior to January 31, 2011, the Company’s board of directors did not conduct any formal valuation procedure or commission any third party valuation or appraisal in connection with its determinations of the fair value of its common stock. The Company’s board considered the most persuasive evidence of fair value to be the prices at which our securities were sold in actual arms’ length transactions. The Company’s board of directors also considered numerous objective and subjective factors in the assessment of fair value, including reviews of the Company’s business and financial condition, the conditions of the industry in which the Company operates and the markets that the Company serves and general economic, market and United States and global capital market conditions, an analysis of publicly traded peer companies, the lack of marketability of the Company’s common stock, the likelihood of achieving a liquidity event for the shares of common stock underlying the stock options in question, such as an initial public offering or sale of the Company, the preferences and privileges of the preferred stock and common stock, the status of strategic initiatives being undertaken by the Company’s management and board of directors and, after January 31, 2011, independent third party valuations of the Company’s common stock. All options have been granted at exercise prices not less than the fair value of the underlying shares on the date of grant.

In considering the fair value of the Company’s common stock, the Company’s board of directors and management considered the impact of the accumulated liquidation preferences of the Company’s preferred stock. The Company’s board recognized that any sale or other exit scenario other than an initial public offering at a valuation less than the accumulated liquidation preference would result in the receipt by the Company’s common stockholders of no consideration. However, when estimating the fair value of the Company’s common stock for purposes of equity-based compensation, the Company’s board also took into account the alternative that all outstanding shares of preferred stock would convert to common stock prior to any exit transaction, such that the accumulated liquidation preferences would not factor into the fair value of the common stock.

The Company uses the Black-Scholes option pricing model to calculate the grant-date fair value of stock options issued. The Black-Scholes model requires estimates regarding the risk-free rate of return, dividend yields, expected life of the award and estimated forfeitures of awards during the service period. The Company computes volatility under the “calculated value method” of ASC 718 by utilizing the average of a peer group comprised of publicly-traded companies. The peer group was determined based upon companies considered to be direct competition or having been presented by independent parties as a “comparable” company based upon market sector. In determining a comparable, the Company has excluded “large-cap” entities. Since adopting ASC 718, the Company has been unable to use historical employee exercise and option expiration data to estimate the expected term assumption for the Black-Scholes grant-date valuation. As such, the Company has utilized the “simplified” method, as prescribed by Staff Accounting Bulletin No. 107, Share-Based Payment, to estimate on a formula basis the expected term of its stock options considered to have “plain vanilla” characteristics. For option issuances that do not have “plain vanilla” characteristics, the Company uses an average based on the specific facts and circumstances of such issuances.

The Company utilizes the Federal Reserve Board’s published Treasury Constant Maturity rate which most closely matches the option term. As an example, for a 6.25 year term, the Company would use the 7-year rate coinciding with the option issuance date.

The Company has never paid dividends and does not currently intend to pay dividends, and this has assumed a dividend yield of zero.

The Company estimates potential forfeitures of stock grants and adjusts compensation cost recorded accordingly. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

The Company considers the indirect effect of income tax benefits from stock-based compensation in arriving at its income tax provision. In addition, the Company has elected to recognize excess income tax benefits from stock-based compensation as an addition to paid-in capital only if an incremental income tax benefit would be realized by applying the tax law ordering rule to determine the sequence in which deductions, net operating loss carryforwards and tax credits are utilized. The Company measures the tax benefit associated with excess tax deductions by multiplying the excess tax over book deduction by the statutory tax rates.

The fair value of a stock option award was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions in fiscal years 2010, 2011 and 2012 and the three months ended April 30, 2012:

	Year Ended January 31,			Three Months Ended April 30, 2012
	2010	2011	2012
Expected volatility	53.0%	57.5%	56.7%	52.6%
Expected term (in years)	6.22	6.25	6.48	6.25
Risk-free interest rate	2.81%	2.84%	2.11%	1.96%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%

A summary of the changes in common and preferred stock options issued under all of the existing stock option plans is as follows:

	Year Ended January 31, 2010
	Number of Options	Weighted Average Exercise Price
Outstanding—beginning of period	2,604,416	$1.69
Granted	59,977	6.50
Exercised	(210,181)	0.65
Cancelled	(149,918)	3.77

Outstanding—end of period	2,304,294	$1.82

Exercisable—end of period	1,494,098	$1.76

	Year Ended January 31, 2011
	Number of Options	Weighted Average Exercise Price
Outstanding—beginning of period	2,304,294	$1.82
Granted	49,518	6.50
Exercised	(769)	2.08
Cancelled	(35,611)	4.42

Outstanding—end of period	2,317,432	$1.89

Exercisable—end of period	1,576,606	$1.56

	Year Ended January 31, 2012
	Number of Options	Weighted Average Exercise Price
Outstanding—beginning of period	2,317,432	$1.56
Granted	576,152	11.31
Exercised	(28,610)	1.30
Cancelled	(14,394)	5.20

Outstanding—end of period	2,850,580	$4.29

Exercisable—end of period	1,671,207	$2.02

The table above reflects options for preferred stock on an as converted to common stock basis.

On March 6, 2012, the Company’s Board of Directors approved the grant of an aggregate 3,303 options to employees of the Company. These awards were not communicated to employees until May 2012, and therefore did not meet the definition of a grant. Accordingly, these awards will be reflected as grants in the second quarter of fiscal year 2013.

The weighted-average fair value of stock options granted during the years ended January 31, 2010, 2011 and 2012 was $3.51, $3.45 and $6.37 per share, respectively.

Shares available for issuance under the Company’s option plans totaled 591,990 at January 31, 2012.

Options outstanding that had vested or were expected to vest were as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (1)
January 31, 2012	2,160,949	$3.97	5.36	$15,986,446

(1)	The aggregate intrinsic value was calculated based on the positive difference between the fair value of the Company’s stock on January 31, 2012 and the exercise price of the underlying options.

The table above reflects options for preferred stock on an as converted to common stock basis.

As of January 31, 2012, there was $2,742,709 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the plan. The cost is expected to be recognized over a weighted average period of 3.88 years.

Stock-Based Compensation Expense

The Company records stock-based compensation expenses over the estimated service/vesting period. The amount of stock-based compensation expense recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest.

Total stock-based compensation expense was recorded within the statement of operations for the fiscal years ended January 31, 2010, 2011 and 2012 and the three months ended April 30, 2012 as follows:

	Year Ended January 31,			Three Months Ended April 30,
	2010 Restated (1)	2011 Restated (1)	2012	2012
Cost of revenues	$39,196	$44,555	$78,702	$27,153
Sales and marketing	61,234	62,980	119,214	46,328
Research and development	105,082	133,525	226,990	81,024
General and administrative	1,200,262	39,611	211,421	86,522

Total non-cash, share-based compensation expense	$1,405,774	$280,671	$636,327	$241,027

(1)	See Note 2 to these consolidated financial statements.

Certain Corporate Actions

In July 2011, the Company’s board of directors authorized, subject to stockholder approval, the following measures:

(a) an amendment to the Company’s certificate of incorporation to effect a reverse stock split, in a ratio, between 1-for-5 and 1-for-10, to be determined by the board of directors, such reverse stock split to take effect upon such board determination and filing with the Secretary of State of Delaware of the related certificate of amendment (see Note 18);

(b) further amendments to the certificate of incorporation of the Company to clarify the conversion provisions of the preferred stock, to authorize a new class of blank-check preferred stock and to implement corporate governance features considered by the board to be appropriate for a newly-public company, such amendments to take effect at the closing of the Company’s initial public offering and filing with the Secretary of State of Delaware of the related certificates of amendment;

(c) the adoption of amended and restated bylaws providing for a classified board of directors and other corporate governance features considered by the board to be appropriate for a newly-public company, such bylaws to take effect at the closing of the Company’s initial public offering;

(d) adoption of the Company’s 2011 Stock Incentive Plan, under which stock-based awards for up to 769 thousand shares of common stock may be issued (giving effect to the 1-for-6.5 reverse stock split effected with respect to the Company’s common stock on June 8, 2012 (see Note 18)), such adoption to be effective at the closing of the Company’s initial public offering; and

(e) adoption of the Company’s 2011 Employee Stock Purchase Plan, under which qualified employees of the Company may purchase up to 462 thousand shares of common stock (giving effect to the 1-for-6.5 reverse stock split effected with respect to the Company’s common stock on June 8, 2012 (see Note 18)), such adoption to be effective at the closing of the Company’s initial public offering.

12. Income Taxes

The components of income (loss) before income taxes are as follows:

	Year Ended January 31,
	2010	2011	2012
Domestic	$(2,851,346)	$(1,923,030)	$2,775,342
Foreign	2,359,134	3,157,502	640,380

Total	$(492,212)	$1,234,472	$3,415,722

The Company’s effective tax rate varies from the statutory tax rate as follows:

	Year Ended January 31,
	2010	2011	2012
United States federal income tax rate	34.00%	34.00%	34.00%
State taxes, net of federal benefit	31.29%	0.75%	0.75%
Deferred compensation	(40.01)%	12.86%	7.71%
Non-deductible mark-to-market and interest adjustments	—	15.20%	2.26%
United States federal and state credits	57.02%	(16.48)%	(34.83)%
Change in valuation allowance	(139.21)%	(49.03)%	(366.51)%
Foreign taxes and rate differential	(45.87)%	53.66%	31.46%
Tax rate changes	(1.39)%	14.26%	1.25%
Other	(1.59)%	2.76%	0.68%

Total	(105.76)%	67.98%	(323.23)%

Significant components of the Company’s deferred tax assets and liabilities as of January 31, 2011 and 2012 are as follows:

	January 31,
	2011	2012
Deferred tax assets:
Net operating loss carryforwards	$10,195,501	$8,871,175
Business credit carryforwards	1,154,815	2,322,756
Depreciation and amortization	201,986	406,506
Accrued expenses	416,355	127,817
Reserves	25,561	78,721
Stock compensation	461,125	517,318
Deferred revenue	147,208	69,143
Deferred rent	408,899	389,975
Other	167,450	14,940

Gross deferred tax assets	13,178,900	12,798,351
Valuation allowance	(12,968,477)	—

Total deferred tax assets	210,423	12,798,351
Deferred tax liabilities:
Accrued expenses	(2,914)	(3,411)
Other	(9,121)	(476)

Total deferred tax liabilities	(12,035)	(3,887)

Net deferred tax assets	$198,388	$12,794,464

The provision (benefit) for income taxes in the accompanying consolidated financial statements consists of the following:

	Year Ended January 31,
	2010	2011	2012
Current
Federal	$464,552	$519,720	$726,986
State	(33,306)	37,798	71,792
Foreign	78,280	522,568	777,299

Total current	509,526	1,080,086	1,576,077
Deferred
Federal	(887,393)	(413,429)	316,721
State	(173,085)	82,307	(82,442)
Foreign	767,807	974,590	(43,449)
Change in valuation allowance	303,662	(884,384)	(12,807,468)

Total deferred	10,991	(240,916)	(12,616,638)

Total provision (benefit) for income taxes	$520,517	$839,170	$(11,040,561)

The need to establish valuation allowances for deferred tax assets is assessed periodically by the Company based on the ASC 740, Income Taxes, more-likely-than-not realization threshold criterion. The realizability of the deferred tax assets is evaluated quarterly. At January 31, 2011 and January 31, 2012, the Company’s net deferred tax assets totaled $198,388 and $12,794,464, respectively. The Company reviews all available evidence to evaluate the recoverability of its United States federal and state and foreign deferred tax assets, including net operating losses and research and development tax credits. As of January 31, 2011, the Company determined that it was more likely than not that it would be able to realize its foreign deferred tax assets, primarily as a result of cumulative profitability and expected future earnings. Accordingly, the Company reversed $1,215,506 of its valuation allowance during the fourth quarter of fiscal year 2011.

As of January 31, 2011, the Company’s United States net operating losses and other deferred tax assets were fully offset by valuation allowances primarily because, pursuant to ASC 740, the Company did not have sufficient positive evidence to conclude that it was more likely than not that it would be able to realize the tax benefits of those deferred tax assets. Based upon the Company’s cumulative history of earnings before taxes for financial reporting purposes over a 12-quarter period ending on January 31, 2012 and an assessment of the Company’s expected future results of operations as of January 31 2012, the Company determined that it was more likely than not that it would realize all of its United States net operating losses and other deferred tax assets prior to their expiration. As a result, during the fourth quarter of fiscal year 2012, the Company reversed a total of $12,807,468 of its deferred tax asset valuation allowances. The entire amount of the $12,807,468 valuation allowance release was recorded as a discrete benefit for income taxes in the Company’s consolidated statement of income in the fourth quarter of fiscal year 2012.

As of January 31, 2012, the Company had United States federal net operating loss carryforwards of $25,285,242, state net operating loss carryforwards of $2,975,468, which expire at various dates through 2031, and foreign net operation loss carryforwards of $436,625, which do not expire. The Company has an additional $426,066 of federal and state net operating losses not reflected above (net of tax), that are attributable to stock option exercises, which will be recorded as an increase in additional paid-in capital on the Company’s consolidated balance sheet once they are “realized” in accordance with ASC 718, Compensation—Stock Compensation. As of January 31, 2012, the Company had federal and state tax research and development credit carryforwards of approximately $1,090,295 and $590,131, respectively, which expire at various dates through 2031.

The net operating loss and tax credit carryforwards are subject to review by the Internal Revenue Service in accordance with the provisions of Section 382 of the Internal Revenue Code. Under this Internal Revenue Code section, substantial changes in the Company’s ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset the Company’s taxable income. Specifically, this limitation may arise in the event of a cumulative change in ownership of the Company of more than 50% within a three-year period. Any such annual limitation may significantly reduce the utilization of the Company’s net operating loss carryforwards before they expire. The closing of the Company’s initial public offering, alone or together with transactions that may occur in the future, may trigger an ownership change pursuant to Section 382, which could limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset the Company’s taxable income, if any. Any such limitation, whether as the result of the Company’s initial public offering, sales of common stock by the Company’s existing stockholders or additional sales of common stock by the Company after its initial public offering, could have a material adverse effect on the Company’s results of operations in future years. The Company has determined that as of January 31, 2012, it had not experienced an ownership change for purposes of Section 382.

Accounting for income taxes requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if, based on the technical merits, it is more likely than not that the position will be sustained upon audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Any changes in these factors could result in the recognition of a tax benefit or an additional charge to the tax provision. The Company has gross unrecognized tax benefits of $1,858,189 and $2,514,068 at January 31, 2011 and 2012, respectively. These amounts represent the amount of unrecognized tax benefits that, if recognized, would result in a reduction of the Company’s effective tax rate.

The Company considers the indirect effect of income tax benefits from stock-based compensation in arriving at its income tax provision. In addition, the Company has elected to recognize excess income tax benefits from stock-based compensation as an addition to paid-in capital only if an incremental income tax benefit would be realized by applying the tax law ordering rule to determine the sequence in which deductions, net operating loss carryforwards and tax credits are utilized. The Company measures the tax benefit associated with excess tax deductions by multiplying the excess tax over book deduction by the statutory tax rates.

A tabular roll forward of the Company’s uncertainties in income tax provision liability is presented below:

	Year Ended January 31
	2011	2012
Gross balance at February 1	$1,157,916	$1,858,189
Additions based on tax positions related to the current year	472,693	671,270
Additions for tax positions of prior years	227,580	—
Reductions for tax positions of prior years	—	(15,391)

Gross balance at January 31	$1,858,189	$2,514,068

The Company classifies interest and penalties related to unrecognized tax benefits as income tax expense. These amounts are not reflected in the reconciliation above. The total amount of interest and penalties related to uncertain tax positions and recognized in the balance sheet for January 31, 2012 was $20,097 for interest and $0 for penalties. The total amount of interest and penalties related to uncertain tax positions and recognized in the balance sheet as of January 31, 2011 was $8,250 for interest and $0 for penalties.

The Company does not expect that the unrecognized tax benefit will change significantly within the next twelve months. The Company and one or more of its subsidiaries file United States federal income tax returns and tax returns in various state and foreign jurisdictions. With limited exceptions, the Company is no longer subject to state or local examinations for years prior to January 31, 2007. However, carryforward attributes that were generated prior to January 31, 2007 may still be adjusted upon examination by state or local tax authorities if they either have been or will be used in a future period.

The Company’s current intention is to reinvest the total amount of its unremitted earnings in the local international jurisdiction or to repatriate the earnings only when tax-effective. As a result, the Company has not provided for United States taxes on the unremitted earnings of its international subsidiaries of $2,047,184.

The Company’s effective income tax rate, including discrete items, was 115.0% and 62.2% for the three months ended April 30, 2012 and 2011, respectively. The effective income tax rate is based upon estimated income for the year, the estimated composition of the income in different jurisdictions and discrete adjustments, if any, in the applicable quarterly periods and the resolution or identification of tax position uncertainties. For the three months ended April 30, 2012, the effective income tax rate was higher than the federal statutory tax rate mainly due to the impact of non-deductible expenses and state taxes offset by state credits. Additionally, the rate was increased discretely for a mark-to-market adjustment on the Company’s warrants for which there is no tax provision. For the three months ended April 30, 2011, the effective income tax rate was higher than the federal statutory tax rate mainly due to the impact of non-deductible expenses and state taxes offset by a change in the Company’s valuation allowance related to tax credits and net operating losses for which no tax benefit is recognized. Additionally, the rate was increased discretely for the impact of foreign withholding taxes.

As of January 31, 2012, the Company had gross unrecognized tax benefits of $2,514,068, which represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods. The Company classifies interest and penalties related to unrecognized tax benefits as income tax expense. There were no significant changes to any of these amounts during the first quarter ending April 30, 2012.

The Company does not expect that the unrecognized tax benefit will change significantly within the next twelve months. The Company and one or more of its subsidiaries file United States federal income tax returns and tax returns in various state and foreign jurisdictions. With limited exceptions, the Company is no longer subject to state or local examinations for years prior to January 31, 2007. However, carryforward attributes that were generated prior to January 31, 2007 may still be adjusted upon examination by state or local tax authorities if they either have been or will be used in a future period.

13. Commitments and Contingencies

Capital Leases

The Company leases certain equipment under capital leases expiring through fiscal 2015. Future minimum lease payments under these capital leases as of January 31, 2012 are as follows:

Year ended January 31,
2013	$965,572
2014	948,250
2015	420,694

Total future minimum lease payments	2,334,516
Less: Interest	226,449

Present value of future minimum lease payments	2,108,067
Current portion of capital lease obligation	823,374

Long-term capital lease obligation	$1,284,693

During the three months ended April 30, 2012, the Company acquired additional equipment under capital leases, which will require lease payments in the aggregate amount of $63,802 through February 2015.

Operating Leases

The Company has a lease for the rental of office space for its corporate headquarters. The lease covers the rental of up to 65,941 square feet available to the Company at certain time periods over eight years, expiring in 2016. In connection with the lease, the Company entered into a letter of credit agreement with a bank that allows the landlord, under certain default conditions, to draw up to $525,000. The Company deposited $525,000 into a restricted cash account at this bank as security for the letter of credit. This amount is included in other assets (non-current) at January 31, 2011 and 2012 and April 30, 2012.

The Company leases office facilities for all its other locations under operating leases expiring on various dates through September 2016. The Company also leases certain office equipment under operating leases that expire on various dates through July 2013. Future minimum lease payments under operating lease commitments as of January 31, 2012 are as follows:

Year ended January 31,
2013	$3,351,062
2014	3,028,819
2015	2,599,432
2016	2,374,488
2017 and thereafter	400,023

Total future operating lease commitments	$11,753,824

Rent expense is calculated on a straight-line basis over the term of the lease. Rent expense recognized under all operating leases totaled approximately $2,596,578, $2,403,173 and $2,481,036 for the years ended January 31, 2010, 2011 and 2012, respectively and $615,391 and $619,295 for the three months ended April 30, 2011 and 2012, respectively.

The Company has a sub-rental lease agreement with a third-party which expires on December 31, 2013. Sub-rental income was $60,500, $291,113 and $318,412 for the years ended January 31, 2010, 2011 and 2012, respectively and $86,840 and $61,840 for the three months ended April 30, 2011 and 2012, respectively.

Purchase Obligations

As of January 1, 2012, the Company has purchase obligations payable in fiscal years 2014, 2015 and 2016 and thereafter as follows: $546,420, $555,920, $565,700 and $575,780, respectively.

Legal Contingencies

From time to time the Company is involved in legal proceedings arising in the ordinary course of business. There is no litigation pending that could, individually or in the aggregate, have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

The Company has recently been notified by the Massachusetts Institute of Technology, or MIT, that MIT believes that Exa is utilizing the intellectual property covered by a license agreement between the Company and MIT, and therefore is in arrears in the payment of royalties under the agreement. The Company has advised MIT that it does not believe that the Company utilized the underlying technology at any time since at least 1998, or that any royalties are owed under the agreement. MIT has not commenced suit against the Company with respect to its claims, and if any such suit is commenced by MIT, the Company intends to defend it vigorously. The Company believes that if MIT were to prevail in any such litigation, the royalties due under the terms of the license agreement, after giving effect to the approximately $200,000 in minimum royalties that the Company has already paid, would not exceed approximately $2.6 million (excluding any interest or costs of litigation). Based on the early stages of this development, the Company is not able to assess whether a loss is probable or estimate the reasonably possible or probable amount of such loss.

Guarantees and Indemnification Obligations

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company’s business partners or customers, in connection with any United States patent, or any copyright or other intellectual property infringement claim by any third party with respect to the Company’s products. The term of these indemnification provisions is generally perpetual after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is unlimited.

Based on historical experience and information known as of January 31, 2012 and April 30, 2012, the Company has not recorded any liabilities for the above guarantees and indemnities.

14. Acquisition

On November 30, 2011, the Company acquired certain intellectual property assets related to its software product “PowerVIZ” from science + computing AG (s+c). In addition, the Company hired two employees of the s+c development team. The assignment and license agreement gives the Company a perpetual license to the software and ownership of the PowerVIZ trade name.

Total purchase consideration:
Cash paid	$3,543,280

Fair value of purchase consideration	$3,543,280

Allocation of the purchase consideration:
Intellectual property	$3,504,744
Access to facilities contract	$38,536

Total assets acquired	$3,543,280

The purchase price allocation did not result in the recognition of goodwill.

The following table reflects the fair value of the acquired identifiable intangible assets and related estimates of useful lives:

	Fair Value	Useful Life (Years)
Intellectual property	$3,504,744	10
Access to facilities contract	$38,536	1

Total	$3,543,280

The aggregate purchase price was approximately $3.5 million in cash. Acquisition-related costs totaled $26,300 and were expensed when incurred. Amortization expense associated with the purchased intangibles totaled $64,835 for the fiscal year ended January 31, 2012, and is included in the Company’s consolidated statement of operations. The acquisition was accounted for using the acquisition method of accounting. The Company completed a valuation of the acquired business utilizing a third party to support management’s purchase price allocation.

15. Acquired Intangible Assets

The carrying amount of acquired intangible assets was $0 as of January 31, 2011 and $3.5 million as of January 31, 2012. Intangible assets acquired in a business combination are recorded under the purchase method of accounting at their estimated fair values at the date of acquisition. The Company amortizes acquired intangible assets over their estimated useful lives.

The following table reflects the carrying value of intangible assets as of January 31, 2012:

	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$3,504,744	$(58,412)	$3,446,332
Access to facilities contract	38,536	(6,423)	32,113
Total	$3,543,280	$(64,835)	$3,478,445

The following table reflects the carrying value of intangible assets as of April 30, 2012:

	Cost	Accumulated Amortization	Net Book Value
Intellectual property	$3,504,744	$(146,031)	$3,358,713
Access to facilities contract	38,536	(16,057)	22,479
Total	$3,543,280	$(162,088)	$3,381,192

The following table reflects the expected future amortization expense of the Company’s acquired intangible assets as of January 31, 2012 for the fiscal years ending January 31:

2013	$382,588
2014	350,474
2015	350,474
2016	350,474
2017 and thereafter	2,044,435

Total future amortization expense	$3,478,445

The weighted average useful life of acquired intangible assets is approximately 9.6 years.

16. Restructuring Expenses

During fiscal year 2010, the Company announced and implemented a restructuring program to streamline operations and increase operating margins by a reduction in staff. The reduction in force occurred in the first quarter of fiscal year 2010, and included the termination of 33 full-time employees, or approximately 20% of the Company’s workforce. For the fiscal year ended January 31, 2010, the Company recorded a charge of $661,595 in connection with the severance and other termination benefits related to the reduction in force in accordance with ASC 420, Exit or Disposal Cost Obligations.

All obligations related to the reduction in force have been paid and no amounts are outstanding as of January 31, 2012. Detail of the restructuring expenses by geographic region is as follows:

United States	$371,489
Europe	290,106

Total	$661,595

Restructuring expenses recorded within the statement of operations for the fiscal year ended January 31, 2010 are as follows:

Cost of revenues	$185,498
Sales and marketing	294,720
Research and development	80,525
General and administrative	100,852

Total	$661,595

17. Employee Benefit Plans

401(k) Plan

The Company has an employee benefit plan for its United States-based employees under Section 401(k) of the Internal Revenue Code. The Plan allows all eligible employees to make contributions up to a specified percentage of their compensation. Under the Plan, the Company may, but is not obligated to, match a portion of the employee contribution up to a defined maximum. The Company made no matching contribution for the years ended January 31, 2010, 2011 and 2012, and for the three months ended April 30, 2012 made a total contribution of $164,029.

Foreign Defined Contribution Plans

The Company, through its wholly owned subsidiaries, contributes to local defined contribution plans that provide retirement benefits for the Company’s foreign based employees. For the years ended January 31, 2010, 2011 and 2012, and for the three months ended April 30, 2012, the Company, through its subsidiaries, made contributions of $707,220, $568,425, $680,241 and $221,442, respectively, to these plans.

18. Subsequent Events

On June 8, 2012, the Company effected a 1-for 6.5 reverse stock split of its common stock whereby each share of common stock, $0.001 par value, outstanding immediately prior that date was combined, reclassified and changed into two-thirteenths (2/13) of a fully paid and non-assessable share of common stock. All share and per share information in the accompanying consolidated financial statements has been retroactively adjusted to reflect the stock split for all periods presented.

The Company considers events or transactions that occur after the balance sheet date, but before the financial statements are issued to provide additional evidence relative to certain estimates or identify matters that require additional disclosures. The Company evaluated subsequent events through April 6, 2012, the date of the issuance of the financial statements for the year ended January 31, 2012. In connection with the reissuance of the financial statements for the year ended January 31, 2012, as revised for the retrospective application of the amended disclosure requirements for the presentation of other comprehensive income, as discussed in Note 3, and the issuance of the interim consolidated financial statements for the three months ended April 30, 2012, the Company evaluated subsequent events through June 18, 2012.

THERMAL MANAGEMENT:
brake cooling

AERODYNAMICS:
soiling

AEROACOUSTICS:
fan noise

AEROACOUSTICS:
landing gear noise

THERMAL MANAGEMENT:
climate control

AEROACOUSTICS:
greenhouse noise

THERMAL MANAGEMENT:
thermal protection

AERODYNAMICS:
handling

Exa

            Shares

Common Stock

PROSPECTUS

            , 2012

Stifel Nicolaus Weisel

Baird	Canaccord Genuity

Needham & Company

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Until                     , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by us in connection with the sale of the common stock being registered, other than the underwriting discounts and commissions. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

Amount to be Paid
SEC registration fee	$10,838
FINRA filing fee	9,125
NASDAQ Global Market listing fee	100,000
Accounting fees and expenses	1,350,000
Legal fees and expenses	1,700,000
Blue Sky fees and expenses	10,000
Transfer agent fees	10,000
Printing and engraving expenses	200,000
Miscellaneous	110,037

Total	$3,500,000

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws provide that: (i) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (ii) we may, in our discretion, indemnify our employees and agents as set forth in the Delaware General Corporation Law; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors and officers in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive; and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

Please see section 10 of the underwriting agreement relating to the offering, filed as Exhibit 1.1 to this Registration Statement, for indemnification arrangements between us and the underwriters.

Item	15. Recent Sales of Unregistered Securities.

At various times since February 1, 2009 we have issued options to purchase 688,950 shares of our common stock to our employees, directors, and consultants pursuant to our 2007 Stock Incentive Plan. During this time, we also issued 248,482 shares of our common stock upon the exercise of options issued pursuant to our equity compensation plans. (References to our common stock in this Item 15 assume the conversion to common stock of all outstanding shares of our preferred stock upon the completion of the offering contemplated by this Registration Statement.) The issuance of these options and shares was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, and pursuant to Rule 701 of the Securities Act of 1933, as securities issued pursuant to a compensatory benefit plan. The following table provides information regarding the number of options and shares of stock issued in each calendar year during this period, giving effect to the 1-for-6.5 reverse stock split and the conversion to common stock of our outstanding preferred stock immediately prior to the completion of the offering.

Year	Shares of common stock subject to options issued (#)	Weighted average exercise price of issued options ($)	Shares of common stock issued upon exercise of outstanding options (#)	Weighted average exercise price of exercised options ($)
Fiscal year 2010	59,977	$6.50	210,181	$0.65
Fiscal year 2011	49,518	$6.50	769	$2.08
Fiscal year 2012	576,152	$11.31	28,160	$1.30
Fiscal year 2013 (through April 30, 2012)	3,303	$11.38	8,922	$0.78

On January 28, 2011, we entered into a loan and security agreement with Gold Hill Capital 2008, L.P., as agent for the lenders thereunder, the lenders thereunder, and Massachusetts Capital Resource Company. Under the terms of the loan and security agreement, the lenders agreed to provide capital advances to us in an aggregate amount of not less than $5,000,000 and not more than $8,500,000. In connection with the entry into the loan and security agreement, we issued stock purchase warrants to Gold Hill Capital 2008, L.P. and Massachusetts Capital Resource Company. Upon the date of the initial capital advance of $5,000,000 made under the loan and security agreement, the warrants become exercisable for an aggregate of 107,692 shares, of which 86,153 shares were attributable to the warrant issued to Gold Hill Capital 2008, L.P. and 21,538 were attributable to the warrant issued to Massachusetts Capital Resource Company. The exercise price for the warrants, which is currently $6.11 per share, is subject to proportionate adjustment in the event that we subdivide, combine or consolidate, by reclassification or otherwise, our shares of common stock.

On October 6, 2011, we entered into a first loan modification agreement with Gold Hill Capital 2008, L.P., as agent for the lenders thereunder, the lenders thereunder, and Massachusetts Capital Resource Company. Under the terms of the first loan modification agreement, the deadline for us to draw capital advances under the loan and security agreement was extended from September 30, 2011 until November 30, 2011. In addition, subject to our continuing compliance with the terms of the agreement, we obtained the right to extend the deadline for capital advances twice more. We exercised our right to extend the deadline for capital advances to the fullest possible extent, and as a result, we may request capital advances under the loan and security agreement at any time through March 31, 2012.

In connection with the entry into the first loan modification agreement, we entered into an amendment to the terms of the stock purchase warrant previously issued to Gold Hill Capital 2008, L.P. on January 28, 2011. Under the terms of the amendment, the warrant became immediately exercisable for an additional 23,076 shares.

When we extended the deadline for capital advances to January 31, 2012, the warrant became exercisable for an additional 23,076 shares, and when we extended the deadline for capital advances to March 31, 2012, the warrant became exercisable for an additional 29,232 shares. As a result, the warrant is currently exercisable for 1,050,000 shares of our stock. The exercise price for the warrant, which is currently $6.11 per share, is subject to proportionate adjustment in the event that we subdivide, combine or consolidate, by reclassification or otherwise, our shares of common stock.

Item	16. Exhibits and Financial Schedules.

(a)	Exhibits

Exhibit Number	Exhibit Title

1.1	Form of Underwriting Agreement

***3.1	Amended and Restated Certificate of Incorporation of Exa Corporation

3.2	First Amendment to the Amended and Restated Certificate of Incorporation of Exa Corporation

***3.3	Second Amendment to the Amended and Restated Certificate of Incorporation of Exa Corporation (to become effective prior to the date of the offering)

***3.4	Proposed form of Amended and Restated Certificate of Incorporation of Exa Corporation (to become effective as of the closing of the offering)

***3.5	By-Laws of Exa Corporation

***3.6	Proposed form of Amended and Restated By-Laws of Exa Corporation (to become effective as of the closing of the offering)

4.1	Specimen certificate for common stock of Exa Corporation

***4.2	Form of Stock Purchase Warrant issued on January 28, 2011

***4.3	Series A Preferred Stock and Warrant Purchase Agreement dated April 30, 1993 by and among Exa Corporation and Fidelity Ventures Ltd, Philip Cooper, Robert S. Kniffin, Kim Molvig and Stephen A. Remondi

***4.4	Series B Preferred Stock and Warrant Purchase Agreement dated November 2, 1994 by and among Exa Corporation and Fidelity Ventures Ltd., Boston Capital Ventures III, Limited Partnership, Edelson Technology Partners, Massachusetts Capital Resource Company, Associated Group, Inc., John J. Shields, III and John William Poduska

***4.5	Series C Convertible Preferred Stock Purchase Agreement dated September 30, 1996 by and among Exa Corporation and Fidelity Ventures Ltd., InfoTech Fund I LLC (formerly Fidelity Investors Limited Partnership), Boston Capital Ventures III, Limited Partnership, Edelson Technology Partners, Massachusetts Capital Resource Company, Associated Group, Inc., Itochu Corporation, Itochu Techno-Science Corporation, Itochu Technology, Inc., John J. Shields, III and John William Poduska

***4.6	Series E Convertible Preferred Stock Purchase Agreement dated January 28, 1998 by and among Exa Corporation and Boston Capital Ventures III, Limited Partnership, Associated Group, Inc., Edelson Technology Partners, Itochu Techno-Science Corporation, John William Poduska and King’s Point Holdings, Inc.

***4.7	Series F Convertible Preferred Stock Purchase Agreement dated January 28, 1998 by and among Exa Corporation and Ford Motor Company

***4.8	Note Purchase Agreement dated February 9, 2004 by and among Exa Corporation, Edelson Technology Partners, InfoTech Fund I LLC, FMR Corp., Boston Capital Ventures III, Limited Partnership, and Boston Capital Ventures IV, Limited Partnership

***4.9	Stock Purchase Agreement dated April 30, 2008 by and among Exa Corporation, InfoTech Fund I LLC, Fidelity Investors Limited Partnership, Boston Capital Ventures III, Limited Partnership, Boston Capital Ventures IV, Limited Partnership, and the additional investors parties thereto

***4.10	Letter Agreement dated August 3, 2011 between Exa Corporation and Boston Capital Ventures III, Limited Partnership, Boston Capital Ventures IV, Limited Partnership, FMR LLC, Fidelity Ventures Limited and Infotech Fund I LLC

Exhibit Number	Exhibit Title

***4.11	Voting Agreement dated August 3, 2011 between Exa Corporation, FMR LLC, Fidelity Ventures Limited, Infotech Fund I LLC, Boston Capital Ventures III, Limited Partnership and Boston Capital Ventures IV, Limited Partnership

***4.12	Amendment and Waiver dated February 15, 2008 by and among Exa Corporation and the stockholders of Exa Corporation signatory thereto

***4.13	Exa Corporation 1999 Series G Convertible Preferred Nonqualified Stock Option Plan**

***4.14	Form of Nonqualified Stock Option Agreement for use under the Exa Corporation 1999 Series G Convertible Preferred Nonqualified Stock Option Plan**

***4.15	Exa Corporation 2005 Series G Convertible Preferred Stock Incentive Plan**

***4.16	Form of Incentive Stock Option Agreement for use under the Exa Corporation 2005 Series G Convertible Preferred Stock Incentive Plan**

***4.17	Form of Nonqualified Stock Option Agreement for use under the Exa Corporation 2005 Series G Convertible Preferred Stock Incentive Plan**

***4.18	Exa Corporation 2007 Stock Incentive Plan**

***4.19	Form of Incentive Stock Option Agreement for use under the Exa Corporation 2007 Stock Incentive Plan**

***4.20	Form of Nonqualified Stock Option Agreement for use under the Exa Corporation 2007 Stock Incentive Plan**

***4.21	Exa Corporation 2011 Stock Incentive Plan (to take effect upon the closing of the offering)**

4.22	Form of Incentive Stock Option Agreement for use under the Exa Corporation 2011 Stock Incentive Plan**

4.23	Form of Nonqualified Stock Option Agreement for use under the Exa Corporation 2011 Stock Incentive Plan**

***4.24	Exa Corporation 2011 Employee Stock Purchase Plan (to take effect upon the closing of the offering)**

***4.25	Amendment No. 1 to Warrant to Purchase Stock made as of October 6, 2011 by and between Gold Hill Capital 2008, L.P. and Exa Corporation

***4.26	Amendment No. 1 dated April 5, 2012 to Letter Agreement dated August 3, 2011 between Exa Corporation and Boston Capital Ventures III, Limited Partnership, Boston Capital Ventures IV, Limited Partnership, FMR LLC, Fidelity Ventures Limited and Infotech Fund I LLC

***4.27	Amendment No. 1 dated April 5, 2012 to Voting Agreement dated August 3, 2011 between Exa Corporation, FMR LLC, Fidelity Ventures Limited, Infotech Fund I LLC, Boston Capital Ventures III, Limited Partnership, and Boston Capital Ventures IV, Limited Partnership

5.1	Opinion of Foley Hoag LLP

***10.1	IBM Customer Agreement dated July 11, 2006 between Exa Corporation and International Business Machines Corporation

***†10.2	IBM Global Technology Services Statement of Work for IBM Managed Resiliency Services – managed continuity dated February 3, 2011

***†10.3	Schedule of IBM Managed Resiliency Services – managed continuity effective February 12, 2011

***10.4	Assignment and License Agreement dated November 30, 2011 between science + computing AG and Exa Corporation.

***†10.5	OEM License Agreement dated October 26, 2006 between ThermoAnalytics, Inc. and Exa Corporation

***†10.6	First Amendment to OEM License Agreement dated as of June 10, 2011 by and between ThermoAnalytics, Inc. and Exa Corporation

Exhibit Number	Exhibit Title

***10.7	Loan and Security Agreement dated as of July 14, 2009 between FMR LLC and Exa Corporation

***10.8	First Amendment to Loan and Security Agreement dated as of August 31, 2009 by and between FMR LLC and Exa Corporation

***10.9	Second Amendment to Loan and Security Agreement dated as of September 30, 2009 by and between FMR LLC and Exa Corporation

***10.10	Letter Agreement dated April 12, 2010 between Exa Corporation and FMR LLC

***10.11	Letter Agreement dated July 13, 2011 between Exa Corporation and FMR LLC

***10.12	Loan and Security Agreement dated as of May 24, 2010 between Silicon Valley Bank and Exa Corporation

***10.13	First Loan Modification Agreement dated as of May 23, 2011 by and between Silicon Valley Bank and Exa Corporation

***10.14	Loan and Security Agreement dated as of January 28, 2011 by and among Gold Hill Capital 2008, L.P. as agent, and the Lenders party thereto, and Exa Corporation

***10.15	Form of Secured Promissory Note dated January 28, 2011

***10.16	Lease dated July 21, 2008 between Netview 5 and 6 LLC and Exa Corporation

***10.17	First Loan Modification Agreement entered into as of October 6, 2011 by and among Gold Hill Capital 2008, L.P. as agent, and the Lenders party thereto, and Exa Corporation

***10.18	Employment Contract dated October 17, 2001 between Exa Corporation and Jean-Paul Roux**

***10.19	Work Agreement dated January 1, 2009 between Exa Corporation and Jean-Paul Roux**

***16.1	Letter from Ernst & Young dated April 6, 2012

***21.1	List of Subsidiaries

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Foley Hoag LLP (included in Exhibit 5.1)

***24.1	Power of Attorney (contained on page II-7 of this Registration Statement)

**	Indicates management contract or compensatory plan or arrangement.
***	Previously filed.
†	Portions of this exhibit have been omitted subject to a pending request for confidential treatment under Rule 406 of the Securities Act of 1933, and in connection with that request, an unredacted copy of this exhibit has been filed with the SEC.

(b)	Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in our financial statements and related notes.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) or the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Exa Corporation has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Burlington, Massachusetts, as of June 18, 2012.

/S/ STEPHEN A. REMONDI
Stephen A. Remondi Chief Executive Officer and President

POWER OF ATTORNEY

In accordance with the requirements of the Securities Act of 1933, this Amendment No. 5 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ STEPHEN A. REMONDI Stephen A. Remondi	Chief Executive Officer, President and Director (Principal Executive Officer)	June 18, 2012

/S/ EDMOND L. FURLONG Edmond L. Furlong	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	June 18, 2012

* John J. Shields, III	Director	June 18, 2012

* John William Poduska	Director	June 18, 2012

* Wayne Mackie	Director	June 18, 2012

* John F. Smith, Jr.	Director	June 18, 2012

* Robert Schechter	Director	June 18, 2012

*	The undersigned, by signing his name hereto, does sign and execute this Registration Statement as attorney-in-fact pursuant to the powers of attorney executed by the above-named officers and directors of the registrant, which powers of attorney were included in the signature page to the Registration Statement of Exa Corporation on Form S-1 (File No. 333-176019) filed with the Securities and Exchange Commission on August 3, 2011.

/S/ EDMOND L. FURLONG
Edmond L. Furlong Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1	Form of Underwriting Agreement

***3.1	Amended and Restated Certificate of Incorporation of Exa Corporation

3.2	First Amendment to the Amended and Restated Certificate of Incorporation of Exa Corporation

***3.3	Second Amendment to the Amended and Restated Certificate of Incorporation of Exa Corporation (to become effective prior to the date of the offering)

***3.4	Proposed form of Amended and Restated Certificate of Incorporation of Exa Corporation (to become effective as of the closing of the offering)

***3.5	By-Laws of Exa Corporation

***3.6	Proposed form of Amended and Restated By-Laws of Exa Corporation (to become effective as of the closing of the offering)

4.1	Specimen certificate for common stock of Exa Corporation

***4.2	Form of Stock Purchase Warrant issued on January 28, 2011

***4.3	Series A Preferred Stock and Warrant Purchase Agreement dated April 30, 1993 by and among Exa Corporation and Fidelity Ventures Ltd, Philip Cooper, Robert S. Kniffin, Kim Molvig and Stephen A. Remondi

***4.4	Series B Preferred Stock and Warrant Purchase Agreement dated November 2, 1994 by and among Exa Corporation and Fidelity Ventures Ltd., Boston Capital Ventures III, Limited Partnership, Edelson Technology Partners, Massachusetts Capital Resource Company, Associated Group, Inc., John J. Shields, III and John William Poduska

***4.5	Series C Convertible Preferred Stock Purchase Agreement dated September 30, 1996 by and among Exa Corporation and Fidelity Ventures Ltd., InfoTech Fund I LLC (formerly Fidelity Investors Limited Partnership), Boston Capital Ventures III, Limited Partnership, Edelson Technology Partners, Massachusetts Capital Resource Company, Associated Group, Inc., Itochu Corporation, Itochu Techno-Science Corporation, Itochu Technology, Inc., John J. Shields, III and John William Poduska

***4.6	Series E Convertible Preferred Stock Purchase Agreement dated January 28, 1998 by and among Exa Corporation and Boston Capital Ventures III, Limited Partnership, Associated Group, Inc., Edelson Technology Partners, Itochu Techno-Science Corporation, John William Poduska and King’s Point Holdings, Inc.

***4.7	Series F Convertible Preferred Stock Purchase Agreement dated January 28, 1998 by and among Exa Corporation and Ford Motor Company

***4.8	Note Purchase Agreement dated February 9, 2004 by and among Exa Corporation, Edelson Technology Partners, InfoTech Fund I LLC, FMR Corp., Boston Capital Ventures III, Limited Partnership, and Boston Capital Ventures IV, Limited Partnership

***4.9	Stock Purchase Agreement dated April 30, 2008 by and among Exa Corporation, InfoTech Fund I LLC, Fidelity Investors Limited Partnership, Boston Capital Ventures III, Limited Partnership, Boston Capital Ventures IV, Limited Partnership, and the additional investors parties thereto

***4.10	Letter Agreement dated August 3, 2011 between Exa Corporation and Boston Capital Ventures III, Limited Partnership, Boston Capital Ventures IV, Limited Partnership, FMR LLC, Fidelity Ventures Limited and Infotech Fund I LLC

***4.11	Voting Agreement dated August 3, 2011 between Exa Corporation, FMR LLC, Fidelity Ventures Limited, Infotech Fund I LLC, Boston Capital Ventures III, Limited Partnership and Boston Capital Ventures IV, Limited Partnership

***4.12	Amendment and Waiver dated February 15, 2008 by and among Exa Corporation and the stockholders of Exa Corporation signatory thereto

***4.13	Exa Corporation 1999 Series G Convertible Preferred Nonqualified Stock Option Plan**

Exhibit Number	Exhibit Title

***4.14	Form of Nonqualified Stock Option Agreement for use under the Exa Corporation 1999 Series G Convertible Preferred Nonqualified Stock Option Plan**

***4.15	Exa Corporation 2005 Series G Convertible Preferred Stock Incentive Plan**

***4.16	Form of Incentive Stock Option Agreement for use under the Exa Corporation 2005 Series G Convertible Preferred Stock Incentive Plan**

***4.17	Form of Nonqualified Stock Option Agreement for use under the Exa Corporation 2005 Series G Convertible Preferred Stock Incentive Plan**

***4.18	Exa Corporation 2007 Stock Incentive Plan**

***4.19	Form of Incentive Stock Option Agreement for use under the Exa Corporation 2007 Stock Incentive Plan**

***4.20	Form of Nonqualified Stock Option Agreement for use under the Exa Corporation 2007 Stock Incentive Plan**

***4.21	Exa Corporation 2011 Stock Incentive Plan (to take effect upon the closing of the offering)**

4.22	Form of Incentive Stock Option Agreement for use under the Exa Corporation 2011 Stock Incentive Plan**

4.23	Form of Nonqualified Stock Option Agreement for use under the Exa Corporation 2011 Stock Incentive Plan**

***4.24	Exa Corporation 2011 Employee Stock Purchase Plan (to take effect upon the closing of the offering)**

***4.25	Amendment No. 1 to Warrant to Purchase Stock made as of October 6, 2011 by and between Gold Hill Capital 2008, L.P. and Exa Corporation

***4.26	Amendment No. 1 dated April 5, 2012 to Letter Agreement dated August 3, 2011 between Exa Corporation and Boston Capital Ventures III, Limited Partnership, Boston Capital Ventures IV, Limited Partnership, FMR LLC, Fidelity Ventures Limited and Infotech Fund I LLC

***4.27	Amendment No. 1 dated April 5, 2012 to Voting Agreement dated August 3, 2011 between Exa Corporation, FMR LLC, Fidelity Ventures Limited, Infotech Fund I LLC, Boston Capital Ventures III, Limited Partnership, and Boston Capital Ventures IV, Limited Partnership

5.1	Opinion of Foley Hoag LLP

***10.1	IBM Customer Agreement dated July 11, 2006 between Exa Corporation and International Business Machines Corporation

***†10.2	IBM Global Technology Services Statement of Work for IBM Managed Resiliency Services – managed continuity dated February 3, 2011

***†10.3	Schedule of IBM Managed Resiliency Services – managed continuity effective February 12, 2011

***10.4	Assignment and License Agreement dated November 30, 2011 between science + computing AG and Exa Corporation.

***†10.5	OEM License Agreement dated October 26, 2006 between ThermoAnalytics, Inc. and Exa Corporation

***†10.6	First Amendment to OEM License Agreement dated as of June 10, 2011 by and between ThermoAnalytics, Inc. and Exa Corporation

***10.7	Loan and Security Agreement dated as of July 14, 2009 between FMR LLC and Exa Corporation

***10.8	First Amendment to Loan and Security Agreement dated as of August 31, 2009 by and between FMR LLC and Exa Corporation

***10.9	Second Amendment to Loan and Security Agreement dated as of September 30, 2009 by and between FMR LLC and Exa Corporation

***10.10	Letter Agreement dated April 12, 2010 between Exa Corporation and FMR LLC

***10.11	Letter Agreement dated July 13, 2011 between Exa Corporation and FMR LLC

Exhibit Number	Exhibit Title

***10.12	Loan and Security Agreement dated as of May 24, 2010 between Silicon Valley Bank and Exa Corporation

***10.13	First Loan Modification Agreement dated as of May 23, 2011 by and between Silicon Valley Bank and Exa Corporation

***10.14	Loan and Security Agreement dated as of January 28, 2011 by and among Gold Hill Capital 2008, L.P. as agent, and the Lenders party thereto, and Exa Corporation

***10.15	Form of Secured Promissory Note dated January 28, 2011

***10.16	Lease dated July 21, 2008 between Netview 5 and 6 LLC and Exa Corporation

***10.17	First Loan Modification Agreement entered into as of October 6, 2011 by and among Gold Hill Capital 2008, L.P. as agent, and the Lenders party thereto, and Exa Corporation

***10.18	Employment Contract dated October 17, 2001 between Exa Corporation and Jean-Paul Roux**

***10.19	Work Agreement dated January 1, 2009 between Exa Corporation and Jean-Paul Roux**

***16.1	Letter from Ernst & Young dated April 6, 2012

***21.1	List of Subsidiaries

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Foley Hoag LLP (included in Exhibit 5.1)

***24.1	Power of Attorney (contained on page II-7 of this Registration Statement)

**	Indicates management contract or compensatory plan or arrangement.
***	Previously filed.
†	Portions of this exhibit have been omitted subject to a pending request for confidential treatment under Rule 406 of the Securities Act of 1933, and in connection with that request, an unredacted copy of this exhibit has been filed with the SEC.